Exhibit 99.6

Cautionary Note for Readers

This document is filed pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, which requires Barrick Gold Corporation (the “Company”) to file certain documents incorporated by reference in the Company’s Management Information Circular dated October 4, 2018 (the “Circular”). This document has been prepared by, and contains disclosure of, Randgold Resources Limited (“Randgold”) and has been incorporated by reference into the Circular.

Although Barrick has no knowledge that would indicate that any information concerning Randgold contained in this document is untrue or incomplete, neither Barrick nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, nor for any failure of Randgold to disclose events which may have occurred or which may affect the completeness or accuracy of any such information.

Information contained in this document is given as of the date stated in the document and the filing of the document shall not under any circumstances create an implication that the information contained in the document is correct as of any subsequent date. Certain information in this document has been superseded by information contained in the Circular. The Company cautions readers to review this document in conjunction with the Circular. The Company does not undertake to update any of the information contained in this document except as required by applicable law.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from to

Commission file number: 000-49888

RANDGOLD RESOURCES LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

JERSEY, CHANNEL ISLANDS

(Jurisdiction of incorporation or organization)

3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey JE2 4WJ, Channel Islands

(Address of principal executive offices)

Graham Shuttleworth

Finance Director and Chief Financial Officer

Tel: +44 1534 735 333

Graham.Shuttleworth@randgold.com

3rd Floor, Unity Chambers

28 Halkett Street, St Helier

Jersey JE2 4WJ

Channel Islands

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares each represented by one Ordinary Share	Nasdaq Global Select Market

Ordinary Shares, par value US $0.05 per Share*

*	Not for trading, but only in connection with the listing of American Depositary Shares on the Nasdaq Global Select Market pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report.

As of December 31, 2017, the Registrant had outstanding 94,124,872 ordinary shares, par value $0.05 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes     ☐ No

If the report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes      ☒ No

GLOSSARY OF MINING TECHNICAL TERMS

The following explanations are not intended as technical definitions, but rather are intended to assist the reader in understanding some of the terms as used in this annual report (Annual Report).

Alteration:	The chemical change in a rock due to hydrothermal and other fluids.

Archaean:	A geological eon before 2.5 Ga.

Anastomosing:	A braided network of irregularly branching and reconnecting veins or structures.

Ankerite:	An iron carbonate mineral often associated with hydrothermal alteration.

Arsenopyrite:	An iron arsenic sulfide mineral.

Assay:	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

Backfill Operations:	Underground mining procedure where voids are filled to optimize ore recovery and safety.

BIF (Banded-Iron Formation):	Layered sedimentary rocks, normally from the Precambrian era, consisting of iron rich material (commonly magnetite) and silica (chert).

Bio-Oxidation:	A biological process which uses organisms to liberate gold from sulfide minerals.

Birimian:	Geological time era, about 2.1 billion years ago.

Breccia:	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

Carbonate:	A mineral salt typically found in quartz veins and as a product of hydrothermal alteration of sedimentary rock.

Chlorite:	A common silicate mineral which is typically green in colour and associated with metamorphism and hydrothermal alteration.

Concentrate:	A fine, powdery product of the milling process containing a high percentage of valuable metal.

Cut-off grade:	The lowest grade of material that can be mined and processed considering all applicable costs, without incurring a loss or gaining a profit.

Decline:	A sloping underground opening for machine access from level to level or from surface, also called a ramp.

Development:	Underground work carried out for the purpose of opening up a mineral deposit which includes shaft sinking, crosscutting, drifting and raising.

Diamond Drilling (DDH):	A rotary type of rock drilling that cuts a core of rock that is recovered in long cylindrical sections, two cm or more in diameter.

Dilution (mining):	Rock that is, by necessity, removed along with the ore in the mining process, subsequently lowering the grade of the ore.

Diorite:	A coarse-grained intrusive rock with a composition between that of a Granite and a Basalt.

Dip:	The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

Domain Boundary:	The limit of a geological domain, often defined by a change in lithologies and their orientation.

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Doré:	Unrefined gold which is produced at a minesite before transportation to a refinery for further purification.

EEP:	Exclusive exploration permit.

Elution:	An extraction technique for the recovery of gold from activated carbon using a cyanide solution.

EP:	Exploitation permit.

Exploration:	Prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Fault:	A break in the Earth’s crust caused by tectonic forces which have moved the rock on one side with respect to the other.

Feasibility Study:	A comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

Feldspar:	An alumino-silicate mineral.

Footwall:	The rock mass which is located below a dipping structure.

g/t:	Grams of gold per metric tonne.

Gabbro:	A dark, coarse-grained igneous rock.

Gneiss:	A coarse-grained, foliated rock produced by metamorphism.

Gold sales:	Represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of such contracts.

Grade:	The quantity of metal per unit mass of ore expressed as a percentage or, for gold, as grams of gold per tonne of ore.

Granite:	A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.

Greenstone belt:	An area underlain by metamorphosed volcanic and sedimentary rocks, usually in a continental shield.

ha	Abbreviation for Hectare. 100 meters by 100 meters.

Hangingwall:	The rock on the upper side of a vein or ore deposit.

Head grade:	The grade of the ore as delivered to the metallurgical plant.

Hematite:	An oxide of iron, and one of that metal’s most common ore minerals.

Hydropower Station:	A power plant which generates electricity when river water turns an electric turbine.

Hydro-sluicing:	The method of mining soft, unconsolidated material by high pressure water.

Hydrothermal:	Relating to hot fluids circulating in the earth’s crust.

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Kibalian:	A geological time era between 2.4 billion to 2.8 billion years before the present.

Kt:	Abbreviation for Kilotonne, 1000 metric tonnes.

kWh:	Abbreviation for kilowatt hours.

Lode:	A portion of a mineral deposit in solid rock.

Lower proterozoic:	Era of geological time between 2.5 billion and 1.8 billion years before the present.

Measures:	Conversion factors from metric units to US units are provided below:

Metric Unit		US Equivalent

1 tonne	= 1 t	1.10231 tons
1 gram	= 1 g	0.03215 ounces
1 gram per ton	= 1 g/t	0.02917 ounces per ton
1 kilogram per ton	= 1 kg/t	29.16642 ounces per ton
1 kilometer	= 1 km	0.621371 miles
1 meter	= 1 m	3.28084 feet
1 centimeter	= 1 cm	0.3937 inches
1 millimeter	= 1 mm	0.03937 inches
1 square kilometer	= 1 sq km	0.3861 square miles

Metasedimentary:	Rocks formed by the deposition of sediment in water which have been subsequently been altered by pressure and temperature.

Mill delivered tonnes:	A quantity, expressed in tonnes, of ore delivered to the metallurgical plant.

Milling/mill:	The comminution of the ore, although the term has come to cover the broad range of machinery inside the treatment plant where the gold is separated from the ore/a revolving drum used for the grinding of ores in preparation for treatment.

Mineable:	That portion of a mineralized deposit for which extraction is technically and economically feasible.

Mineralization:	The presence of a target mineral in a mass of host rock.

Mineralized material:	A mineralized body which has been delineated by appropriately spaced drilling and/or underground sampling to support a sufficient tonnage and average grade of metals to warrant further exploration. A deposit of mineralized material does not qualify as a reserve until a comprehensive evaluation based upon unit cost, grade, recoveries, and other material factors conclude legal and economic feasibility.

Moz:	Abbreviation for million troy ounces.

Mt:	Abbreviation for million metric tonnes.

Mtpa:	Abbreviation for million tonnes per annum.

MW:	Abbreviation for megawatt.

Open pit:	A mine that is entirely on surface. Also referred to as open-cut or open-cast mine.

Ore:	A mixture of ore minerals and gangue from which at least one of the metals can be extracted at a profit.

Orebody:	A natural concentration of valuable material that can be extracted and sold at a profit.

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Orogen:	A belt of volcanic, igneous and sedimentary rocks formed by the movement of tectonic plates.

Ounce:	One troy ounce, which equals 31.10348 grams.

Outcrop:	An exposure of rock or mineral deposit that can be seen on surface that is, not covered by soil or water.

Paste Backfill:	A backfill method for filling open stopes that uses cement and tailings material.

Probable reserves:	Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Prospect:	An area of land with insufficient data available on the mineralization to determine if it is economically recoverable, but warranting further investigation.

Proterozoic:	A geological eon representing the time period between 2500 and 541 million years ago.

Proven reserves:	Reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Pyrite:	A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold”.

Quartz:	A mineral compound of silicon and oxygen.

Quartzite:	Metamorphic rock with interlocking quartz grains displaying a mosaic texture.

Refining:	The final stage of metal production in which final impurities are removed from the molten metal by introducing air and fluxes. The impurities are removed as gases or slag.

Regolith:	The product of the weathering of rock and other surface processes.

Rehabilitation:	The process of restoring mined land to a condition approximating its original state.

Reserve:	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Rockbursts:	A spontaneous and violent fracture of rock due to the buildup of pressure.

Sampling:	Selecting a fractional but representative sample for analysis.

Satellite deposit:	A smaller subsidiary deposit proximal to a main deposit.

Sedimentary:	Pertaining to or containing sediment. Used in reference to rocks which are derived from weathering and are deposited by natural agents, such as air, water and ice.

Shaft:	A vertical or inclined excavation in rock for the purpose of providing access to an orebody. Usually equipped with a hoist at the top, which lowers and raises a conveyance for handling ore, workers or materials.

Shear zone:	A zone in which shearing has occurred on a large scale.

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Shearing:	The lateral movement of one rock surface against another, causing deformation and alteration to the rock.

Silica:	Silicon dioxide. Quartz is a common example.

Slag:	The vitreous mass separated from the fused metals in the smelting process.

Stockpile:	Broken ore heaped on surface, pending treatment.

Stope:	An excavation in a mine from which ore is, or has been, extracted.

Strike length:	The direction and length of a geological plane.

Stripping:	The process of removing overburden to expose ore.

Sulfide:	A mineral characterized by the linkages of sulfur with a metal or semi-metal, such as pyrite or iron sulfide. Also a zone in which sulfide minerals occur.

Sump:	An excavation where water accumulates before being pumped to surface.

Tailings:	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.

Tonnage:	Quantities where the ton or tonne is an appropriate unit of measure. Typically used to measure reserves of gold-bearing material in situ or quantities of ore and waste material mined, transported or milled.

Tonne:	One tonne is equal to 1,000 kilograms (also known as a “metric” ton).

Total cash costs:	Total cash costs, as defined in the Gold Institute standard, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, and royalties. Total cash costs exclude costs associated with capitalized stripping activities.

Tourmaline:	A group of silicate minerals that are commonly found in hydrothermal alteration systems.

Trend:	The direction, in the horizontal plane, of a linear geological feature, such as an ore zone, or a group of orebodies measured from true north.

TSF:	Tailings Storage Facility.

Ultramafic:	Igneous rocks with a very low silica content.

Vein:	A fissure, fault or crack in a rock filled by minerals that have travelled upwards from some deep source.

Volcaniclastic:	Where volcanic derived material has been transported and reworked through mechanical processes.

Volcanisedimentary:	Where volcanic and sedimentary material have been transported and reworked through mechanical processes.

VTEM:	Versatile Time Domain Electromagnetic system that measures the electrical properties of rocks while suspended below a moving helicopter.

Waste:	Rock mined with an insufficient gold content to justify processing.

Weathering:	Rock broken down by surface elements of temperature and water.

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Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “PART I. Item 3. Key Information—D. Risk Factors” in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the U.S. Securities and Exchange Commission, or SEC.

We are incorporated under the laws of Jersey, Channel Islands with the majority of our operations located in West and Central Africa. Our books of account are maintained in US dollars and our annual and interim financial statements are prepared on a historical cost basis, except as otherwise required under International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS), and in accordance with IFRS. IFRS differs in significant respects from generally accepted accounting principles in the United States, or US GAAP. This Annual Report includes our audited consolidated financial statements prepared in accordance with IFRS. The financial information included in this Annual Report has been prepared in accordance with IFRS and, except where otherwise indicated, is presented in US dollars. For a definition of cash costs and other non-GAAP information, please see “PART I. Item 3. Key Information—A. Selected Financial Data.”

Unless the context otherwise requires, “us”, “we”, “our”, “company”, “group” or words of similar import, refer to Randgold Resources Limited and its subsidiaries and affiliated companies.

Unless the context otherwise requires, “Morila” refers to Société des Mines de Morila SA, “Loulo” refers to Société des Mines de Loulo SA, “Gounkoto” refers to Société des Mines de Gounkoto SA, “Tongon” refers to Société des Mines de Tongon SA, “Kibali” refers to Kibali Goldmines SA and “Massawa” refers to the Massawa project.

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Part I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3A. SELECTED FINANCIAL DATA

The following selected historical consolidated financial data has been derived from, and should be read in conjunction with, the more detailed information and financial statements, including our audited consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 and as at December 31, 2017 and 2016, which appear elsewhere in this Annual Report. The historical consolidated financial data as at December 31, 2015, 2014 and 2013, and for the years ended December 31, 2014 and 2013 have been derived from our audited consolidated financial statements not included in this Annual Report.

The financial data have been prepared in accordance with IFRS.

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
$000:
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME DATA:
Amounts in accordance with IFRS
Revenues	1,280,217	1,200,777	1,001,420	1,086,756	1,137,690
Share of profits of equity accounted joint ventures	11,950	17,299	77,303	75,942	54, 257
Net profit	335,047	294,221	212,775	271,160	325,747
Net profit attributable to owners of the parent	278,017	247,474	188,677	234,974	278,382
Basic earnings per share ($)	2.96	2.64	2.03	2.54	3.02
Diluted earnings per share ($)	2.92	2.61	2.01	2.51	2.98
Weighted average number of shares used in computation of basic earnings per share	94,054,762	93,644,110	93,093,692	92,603,191	92,213,511
Weighted average number of shares used in computation of fully diluted earnings per share	95,134,163	94,793,842	93,093,803	93,513,661	93,346,109
Other data
Dividends approved per share[1]	1.00	0.66	0.60	0.50	0.50

[1]	Dividend distribution to the company’s shareholders is recognized as a liability in the group’s financial statements in the period in which the dividends are approved by the board of directors and paid to shareholders.

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	At December 31, 2017	At December 31, 2016	At December 31, 2015	At December 31, 2014	At December 31, 2013
$000:
CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA:
Amounts in accordance with IFRS
Total assets	4,303,469	4,040,958	3,737,320	3,533,083	3,376,513
Total non-current liabilities	111,284	100,606	85,894	88,585	80,564
Share capital	4,707	4,690	4,662	4,634	4,612
Share premium	1,563,361	1,537,326	1,493,781	1,450,984	1,423,513
Retained earnings	2,077,513	1,893,542	1,708,151	1,575,518	1,386,518
Other reserves	60,774	63,141	67,005	67,254	64,398
Equity attributable to the owners of the parent	3,706,355	3,498,699	3,273,599	3,098,090	2,879,041
Non-controlling interests	285,914	253,258	218,706	204,864	178,813
Total equity	3,992,269	3,751,957	3,492,305	3,302,954	3,057,854

Non-GAAP information

Randgold has identified certain measures that it believes will assist understanding of the performance of the business. As the measures are not defined under IFRS they may not be directly comparable with other companies’ adjusted measures. The non-GAAP measures are not intended to be a substitute for, or superior to, any IFRS measures of performance but management has included them as these are considered to be important comparables and key measures used within the business for assessing performance.

These measures are explained further below:

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash cost per ounce are calculated using guidance issued by the Gold Institute. The Gold Institute was a non-profit industry association comprising leading gold producers, refiners, bullion suppliers and manufacturers. This institute has now been incorporated into the National Mining Association. The guidance was first issued in 1996 and revised in November 1999. Total cash costs, as defined in the Gold Institute’s guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, and royalties. Total cash costs exclude costs associated with capitalized stripping activities.

Total cash cost per ounce is calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces sold for the periods presented. Total cash costs and total cash cost per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash cost per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS measures. The data does not have a meaning prescribed by IFRS and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation and amortization would be included in a measure of total costs of producing gold under IFRS, but are not included in total cash costs under the guidance provided by the Gold Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash cost per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Randgold believes that total cash cost per ounce is a useful indicator to investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies.

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Gold sales is a non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts. Randgold currently does not have any hedge positions.

Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.

3B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3D. RISK FACTORS

In addition to the other information included in this Annual Report, you should carefully consider the following factors, which individually or in combination could have a material adverse effect on our business, financial condition and results of operations. There may be additional risks and uncertainties not presently known to us, or that we currently see as immaterial, which may also harm our business. If any of the risks or uncertainties described below or any such additional risks and uncertainties actually occur, our business, results of operations and financial condition could be materially and adversely affected. In this case, the trading price of our ordinary shares and American Depositary Shares, or ADS, could decline and you might lose all or part of your investment.

Risks Relating to Our Operations

The profitability of our operations, and the cash flows generated by our operations, are affected by changes in the market price for gold which in the past has fluctuated widely.

Substantially all of our revenue and cash flows have come from the sale of gold. Historically, the market price for gold has fluctuated widely and has been affected by numerous factors, over which we have no control, including:

•	the demand for gold for investment purposes including exchange traded funds, industrial uses and for use in jewelry;
•	international or regional political and economic trends;
•	the strength of the US dollar, the currency in which gold prices generally are quoted, and of other currencies;
•	market expectations regarding inflation rates;
•	interest rates;
•	speculative activities;
•	actual or expected purchases and sales of gold bullion holdings by central banks, the International Monetary Fund, or other large gold bullion holders or dealers;
•	hedging activities by gold producers; and
•	the production and cost levels for gold in major gold-producing nations.

The volatility of gold prices is illustrated in the following table, which shows the approximate annual high, low and average of the afternoon London Bullion Market fixing price of gold in US dollars for the past ten years.

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	Price Per Ounce ($)
Year	High	Low	Average
2008	1,011	712	871
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,571
2012	1,792	1,540	1,669
2013	1,694	1,192	1,411
2014	1,385	1,142	1,266
2015	1,296	1,049	1,160
2016	1,366	1,061	1,249
2017	1,346	1,151	1,266
2018 (through February 28)	1,355	1,311	1,332

The market price of gold has been and continues to be significantly volatile. In 2017, there was a 1% increase in the average gold price. If gold prices should fall below and remain below our cost of production for any sustained period we may experience losses, and if gold prices should fall below our costs of production we may be forced to re-plan and mine higher grade ore which will have a negative impact on our reserves and life of mine plans. Low gold prices for an extended period could result in us having to curtail or suspend some or all of our mining operations. In addition, we would also have to assess the economic impact of low gold prices on our ability to recover from any losses we may incur during that period and on our ability to maintain adequate reserves.

Our mining operations may yield less gold under actual production conditions than indicated by our gold reserve figures, which are estimates based on a number of assumptions, including assumptions as to mining and recovery factors, production costs and the price of gold.

The ore reserve estimates contained in this Annual Report are estimates of the mill delivered quantity and grade of gold in our deposits. They represent the amount of gold that we believe can be mined, processed and sold at prices sufficient to recover our estimated total cash costs of production, remaining investment and anticipated additional capital expenditure. Our ore reserves are estimated based upon many factors, including:

•	the results of exploratory drilling and an ongoing sampling of the orebodies;
•	past experience with mining properties;
•	depletion from past mining;
•	mining method and associated dilution and ore loss factors;
•	control of ore stockpiles;
•	gold price; and
•	operating costs.

Because our ore reserve estimates are calculated based on current estimates of future production costs and gold prices, they should not be interpreted as assurances of the economic life of our gold deposits or the profitability of our future operations.

Reserve estimates may require revisions based on actual production experience. Further, a sustained decline in the market price of gold may render the recovery of ore reserves containing relatively lower grades of gold mineralization uneconomical and ultimately result in a restatement of reserves. The failure of the reserves to meet our recovery expectations may have a material adverse effect on our business, financial condition and results of operations.

We are subject to various political and economic uncertainties associated with operating in Mali that could significantly affect our mines in Mali and our results of operations and financial condition.

We are subject to risks associated with operating gold mines in Mali. In 2017, gold produced in Mali represented approximately 58% of our consolidated group gold production, including joint ventures. On March 21, 2012, Mali was subject to an attempted coup d’état that resulted in the suspension of the constitution, the partial closing of the borders and the general disruption of business activities in the country. The supply of consumables to our mines in Mali was temporarily interrupted as a result of the political situation. The borders were reopened shortly after these events and an interim government was installed within a month. In January 2013, following military conflicts with terrorist insurgents, the Malian State requested the assistance of the French Government to assist the Malian army to repel the insurgents who had been occupying parts of the north of the country and beginning to move towards the southern part of the country. During 2013, French and other foreign troops occupied the northern part of the country to assist the Malian State in maintaining control of this region and presidential and parliamentary elections took place during the middle of 2013. During 2015, a number of attacks by insurgents took place. Despite a peace agreement reached in June 2015 between the Malian government and secular armed groups, the growing presence of armed groups in northern and central Mali and bouts of violence have continued. In July 2016, Mali extended the country’s state of emergency after a series of deadly attacks. During 2017, Mali experienced a number of attacks by insurgents, including an attack on peacekeeping troops in the north of the country. In April 2017 and October 2017, Mali extended the country’s state of emergency as there continues to be a threat to security in certain areas of the country. Although we have continued to produce and sell gold throughout this period, there can be no assurance that the political or security situation will not disrupt our ability to continue gold production, or our ability to sell and ship our gold from our mines in Mali. Furthermore, there can be no assurance that the political and security situation in Mali will not have a material adverse effect on our operations and financial condition.

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Our business and results of operations may be adversely affected if the State of Mali and the State of Democratic Republic of Congo (DRC) fail to repay Value Added Tax (TVA), owing to the Loulo, Morila, Gounkoto and Kibali mines.

Our mining companies operating in Mali are exonerated by their Establishment Conventions from paying TVA for the three years following first commercial production. After that, TVA is payable and reimbursable. In prior years and during 2016 and 2017 Loulo and Morila have offset TVA reimbursements they were owed against corporate and other taxes payable to the State of Mali under the terms of their legally binding mining conventions. The amount of TVA owed by the State of Mali to Loulo has increased in the current year from $61.6 million at December 31, 2016 to $91.9 million at December 31, 2017. At Loulo, the TVA receivable includes $17.6 million in respect of TVA withholding tax on payments to foreign service providers which were found payable by the group under the arbitration ruling (as detailed below). The arbitration ruled that these amounts are tax neutral and are therefore also recoverable as TVA. While the group submitted these amounts during 2016 for recovery under the TVA system, the submissions have been rejected by the tax authority, which appears in contravention of the arbitration ruling. As of December 31, 2016 and December 31, 2017, TVA refunds of $26.2 million and $21.9 million, respectively, remained owing to Gounkoto by the State of Mali. As of December 31, 2016 and December 31, 2017, TVA owed by the State of Mali to Morila amounted to $5.0 million (our 40% share) and $7.0 million (our 40% share), respectively.

By December 31, 2016 and December 31, 2017, TVA owing to Kibali by the DRC State amounted to $64.9 million (our 45% share) and $70.2 million (our 45% share), respectively. Kibali received TVA refunds during 2016, however no refunds have been received during 2017 and the process has been slower than set out by law, due to additional administrative requirements imposed by the relevant State departments, political uncertaintities owing to delayed elections and national budget constraints. In addition, the TVA balances owed to Kibali are denominated in Congolese francs. In the second half of 2016, the Congolese franc depreciated sharply relative to the dollar resulting in a $16.3 million foreign exchange loss (our 45% share) recognized during 2016; this depreciation continued throughout 2017 and resulted in a further $9.2 million foreign exchange loss (our 45% share) recognized during 2017.

Our business, cash flow and results of operations will be adversely affected to the extent the TVA amounts owing to the group are not paid or otherwise offset against other taxes payable.

Our business may be adversely affected if we fail to resolve disputed tax claims with the State of Mali.

As at December 31, 2017, the group is in receipt of claims for various taxes from the State of Mali totaling $200.5 million ($122.7 million as at December 31, 2016), in particular with respect to the Loulo, Gounkoto and Morila mines. Overall claims have increased by $77.8 million during the year. A significant portion of this increase is the result of the strengthening of the Communauté Financière Africane franc (CFA) against the US dollar due to the tax claims being based in CFA. Mali operations were subject to tax audits during 2017 and new disputed tax claims for these three entities amount to $20.7 million. The remainder of the increase in total outstanding claims relates to disputes regarding the recoverability of TVA withholding tax (see above), as well as the applicable rate.

The International Center for Settlement of Investment Disputes’ (ICSID) arbitration tribunal issued its final and binding award in 2016, resulting in Loulo being awarded $29.2 million in principal (together with an award for costs and interest) from the State of Mali, for monies found by the tribunal to have been wrongfully taken by the government through TVA credits. This amount was subsequently received during the third quarter of 2016. In addition, the arbitration ruled that TVA withholding tax on foreign suppliers was due to the State of Mali, although amounts due were also confirmed to be recoverable as TVA receivables by the award such that the TVA payable is matched by an equal TVA receivable. The arbitration however related to only a portion of the various tax claims which have been received by the group from the State of Mali in respect of its Mali operations.

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Having taken professional advice, the group considers the material elements of the outstanding claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process. Accordingly, no provision has been made for the material claims and the likelihood of a material outflow of economic benefits in respect of such claims are considered improbable under IFRS. In forming this assessment, the Board have considered the professional advice received, the legally binding mining convention with the State of Mali, the findings of the previous ICSID arbitration tribunal and the facts and circumstances of each individual claim.

Loulo, Gounkoto and Morila have each legally binding establishment conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues. During the third quarter of 2016, the group received payment demands for these disputed amounts, and while it was engaged with the authorities on these demands, its office in Bamako was closed in early October 2016 by the authorities but subsequently reopened in that month. Following that, the group paid tax advances to the State of Mali in the amount of $25.0 million, to ensure that it could continue to engage with the Malian authorities to resolve the tax disputes, noting that any amounts which are legally not due will be refunded. These amounts are shown in non-current trade and other receivables and judgement was applied in assessing the recoverability of the balance. If for any reason these disputed tax claims become due and payable the results of Morila, Gounkoto and Loulo’s operations and financial position would be adversely affected, as would be their ability to pay dividends to their shareholders. Accordingly, our business, cash flows and financial condition will be adversely affected if anticipated dividends from operations are not paid.

Changes in mining legislation can have significant effects on our operations.

Changes in mining legislation in the countries in which we operate could have significant adverse effects on our results of operations. In addition, changes in mining legislation may discourage future investments in these jurisdictions, which may have an adverse impact on our ability to develop new mines and reduce future growth opportunities. Among the jurisdictions in which we currently have major operations, there are several proposed or recently adopted changes in mining legislation that could materially affect us. The governments in these jurisdictions may require us to renegotiate our mining conventions. If so, there can be no assurance that the outcome of our negotiations will not have a material adverse impact on our financial condition or operational results.

While we have entered into binding mining conventions with the governments of Côte d’Ivoire, Mali and Senegal, in the DRC our Kibali mine operates under the DRC Mining Code and not under a mining convention. In March 2018, the DRC adopted a revised Mining Code, including significant increases in royalties, taxes, government ownership requirements and repatriation restrictions. In addition, the new Mining Code terminates the 10-year stability clause that exists in the current 2002 Mining Code, which was the basis on which we invested in the DRC. We are continuing to engage at the highest level with the government of the DRC regarding the new Mining Code and in particular, how it will be implemented and the transitional arrangements that will apply to Kibali. If the new Mining Code is implemented in its current form, it could have a significant adverse effect on our results of operations and on the mining industry in the DRC.

In addition, failure to adapt to changes in tax regimes and regulations may result in fines, financial losses and corporate reputational damage. Failure to react to tax notifications from authorities could result in financial losses or the seizure of assets. Inability to enforce legislation, including relevant tax stability arrangements in the event of changes to tax laws or mining codes, over tax or incorrectly applied legislation could result in lengthy arbitration and loss of profits or company assets and impact future investment decisions regarding the affected countries.

Our success may depend on our social and environmental performance.

Our ability to operate successfully in communities will likely depend on our ability to develop, operate and close mines in a manner that is consistent with the health, safety and well-being of our employees, respecting human rights, the protection of the environment, and the creation of long term economic and social opportunities in the countries in which we operate. Mining companies are required to make a fair contribution and provide benefits to the communities and countries in which they operate, and are subject to extensive environmental, health and safety laws and regulations. As a result of public concern about the real or perceived detrimental effects of economic globalization and global climate impacts, businesses generally and large multinational corporations in natural resources industries, in particular, face increasing public scrutiny of their activities. These businesses are under pressure to demonstrate that, as they seek to generate satisfactory returns on investment to shareholders, human rights are respected and other stakeholders, including employees, governments, communities surrounding operations and the countries in which they operate, benefit and will continue to benefit from their commercial activities. Such pressures tend to be particularly focused on companies whose activities relate to non-renewable resources and are perceived to have a high impact on their social and physical environment. The potential consequences of these pressures include reputational damage and legal suits.

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Certain non-governmental organizations oppose globalization and resource development and are often vocal critics of the mining industry and its practices. Adverse publicity by such non-governmental agencies could have an adverse effect on our reputation and financial condition and could have an impact on the communities within which we operate.

In addition, our ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on our ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities, which may or may not be required by law. Mining operations should be designed to minimize the negative impact on such communities and the environment, for example, by modifying mining plans and operations or by relocating those affected to an agreed location. The cost of these measures could increase capital and operating costs and therefore could have an adverse impact upon our financial condition and operations. We seek to promote improvements in health and safety, human rights, environmental performance and community relations. However, our ability to operate could be adversely impacted by accidents or events detrimental (or perceived to be detrimental) to the health, safety and well-being of our employees, human rights, the environment or the communities in which we operate.

Any appreciation of the currencies in which we incur costs against the US dollar could adversely affect our results of operations and financial condition.

While our revenue is derived from the sale of gold in US dollars, a significant portion of our input costs are incurred in currencies other than the dollar, primarily Euro, Communauté Financière Africaine Franc and South African Rand. Accordingly, any appreciation in such other currencies could adversely affect our results of operations.

The profitability of our operations and the cash flows generated by these operations are significantly affected by the fluctuations in the price, cost and supply of fuel and other inputs, and we would be adversely affected by future increases in the prices of fuel and other inputs or a disruption in our supply chain.

Fuel, power and consumables, including diesel, steel, chemical reagents, explosives and tires, form a relatively large part of our operating costs. The cost of these consumables is impacted to varying degrees by fluctuations in the price of oil, exchange rates and the availability of supplies. Such fluctuations have a significant impact upon our operating costs and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for mining projects, new and existing, and could even render certain projects non-viable.

Fuel is the primary input utilized in our mining operations, and our results are significantly affected by the price and availability of fuel, which are in turn affected by a number of factors beyond our control. Historically, fuel costs have been subject to wide price fluctuations based on geopolitical factors and supply and demand. Political unrest in certain oil producing countries has in the past led to an increase in the cost of fuel. If there are additional outbreaks of hostilities or other conflicts in oil producing areas or elsewhere, or a reduction in refining capacity (due to weather events, for example), or governmental limits on the production or sale of fuel, or restrictions on the transport of fuel, there could be reductions in the supply of fuel and significant increases in the cost of fuel.

During 2017, the average price of our landed fuel was higher than 2016. In the year ended December 31, 2017, the cost of fuel and other power generation costs comprised approximately 18% of our operating costs (2016: 16%; 2015: 18%).

While we do not currently anticipate a significant reduction in fuel availability, factors beyond our control make it impossible to predict the future availability of fuel. We are not parties to any agreements that protect us against price increases or guarantee the availability of fuel. Extended disruptions to our supply chain would have a material impact on the mines’ ability to operate. Major reductions in the availability of fuel or significant increases in its cost for a significant period of time, would adversely affect our results of operations and profitability.

Our underground mines at Loulo and Kibali are subject to all of the risks associated with underground mining.

The business of underground mining by its nature involves significant risks and hazards. In particular, our underground mining operations could be subject to:

•	rockbursts;
•	seismic events;

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•	underground fires;
•	cave-ins or falls of ground;
•	discharges of gases or toxic chemicals and other environmental hazards;
•	flooding;
•	accidents; and
•	other conditions resulting from drilling, blasting and the removal of material from an underground mine.

We are at risk of experiencing any and all of these hazards. The occurrence of any of these hazards could delay the development of the mine, production, increase operating costs and result in additional financial liability for us.

The use of mining contractors at our operations may expose our operations to delays or suspensions in mining activities.

Mining contractors are used at Tongon, Gounkoto, Kibali and Morila to mine and deliver ore to processing plants and at Kibali to develop the underground mine. As a result of our use of mining contractors, our operations are subject to a number of risks, some of which are outside our control, including:

•	Negotiating agreements with contractors on acceptable terms;
•	The inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;
•	Reduced control over those aspects of operations which are the responsibility of the contractor;
•	Failure of a contractor to adhere to its obligations and perform under its agreement;
•	Interruption of operations or increased costs in the event that a contractor ceases its business due to insolvency or other unforeseen events;
•	Failure of a contractor to comply with applicable legal and regulatory requirements, to the extent it is responsible for such compliance; and
•	Problems of a contractor with managing its workforce, labor unrest or other employment issues.

In addition, we may incur liability to third parties as a result of the actions of our contractors. The occurrence of one or more of these risks could adversely affect our results of operations and financial position.

Actual costs of production, production results, capital expenditure costs and economic returns may differ significantly from those anticipated by our feasibility studies for new development projects.

Feasibility studies and other project evaluation activities necessary to determine the current or future viability of a mining operation are often not economically beneficial. Activities often require substantial expenditure on exploration drilling to determine the extent and grade of mineralized material. It typically takes a number of years from initial feasibility studies of a mining project until development is completed and, during that time, the economic feasibility of production may change. The economic feasibility of development projects is based on many factors, including the accuracy of estimated reserves, metallurgical recoveries, capital and operating costs and future gold prices. The capital expenditure and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Thus it is possible that actual costs and economic returns may differ materially from our estimates.

In addition, there are a number of uncertainties inherent in the development and construction of any new mine, including:

•	the availability and timing of necessary environmental and governmental permits;
•	the timing and cost necessary to construct mining and processing facilities, which can be considerable;
•	the availability and cost of skilled labor, power, water and other materials;
•	the accessibility of transportation and other infrastructure, particularly in remote locations; and
•	the availability of funds to finance construction and development activities.

At Massawa (Senegal), a technical and financial study was completed on the open pit enabling us to declare mineral reserves in 2010. In 2012 it was decided to focus on understanding the geological and metallurgical controls of the project. An updated technical and financial study was completed at the end of 2016, including both Massawa and the Sofia satellite deposit. The project is being progressed towards a final development decision which is expected to occur by the end of 2018. There can be no assurance that the Massawa project will ultimately result in a new commercial mining operation, or that such new commercial mining operations would be successful.

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We conduct mining, development and exploration activities in countries with developing economies and are subject to the risks of political and economic instability associated with these countries.

We currently conduct mining, development and exploration activities in countries with developing economies. These countries and other emerging markets in which we may conduct operations have, from time to time, experienced economic or political instability. It is difficult to predict the future political, social and economic direction of the countries in which we operate, and the impact government decisions may have on our business. Any political or economic instability in the countries in which we currently operate could have a material adverse effect on our business and results of operations.

The countries of Mali, Senegal, DRC and Côte d’Ivoire have, since independence, experienced some form of political upheaval with varying forms of changes of government taking place.

Goods are supplied to our operations in Mali primarily by road through Senegal and Côte d’Ivoire, and to our operations in DRC primarily by road through Kenya and Uganda, which at times have been disrupted by geopolitical issues. Any present or future policy changes in the countries in which we operate, or through which we are supplied, may in some way have a significant effect on our operations and interests.

The mining laws of Mali, Côte d’Ivoire, Senegal and DRC stipulate that, should an economic orebody be discovered on a property subject to an EEP, a permit that allows processing operations to be undertaken must be issued to the holder. Legislation in certain countries currently provides for the relevant government to acquire a free ownership interest in any mining project. The requirements of the various governments as to the foreign ownership and control of mining companies may change in a manner which adversely affects us.

In addition, unforeseen events, including war, terrorism and other international conflicts could disrupt our operations and disrupt the operations of our suppliers. Such events could make it difficult or impossible for us to conduct our mining operations, including delivering our products and receiving materials from suppliers.

We are subject to various political and economic uncertainties associated with operating in the DRC, and the success of the Kibali mine will depend in large part on our ability to overcome significant challenges.

We are subject to risks associated with operating the Kibali mine in the DRC. The Kibali mine is located in the north-east region of the DRC and is subject to various levels of political, economic and other risks and uncertainties associated with operating in the DRC. Some of these risks include political and economic instability, high rates of inflation, severely limited infrastructure, lack of law enforcement, labor unrest, and war and civil conflict. In addition, the Kibali mine is subject to the risks inherent in operating in any foreign jurisdiction including changes in government policy, restrictions on foreign exchange, changes in taxation policies, and renegotiation or nullification of existing concessions, licenses, permits and contracts.

The DRC is an impoverished country with physical and institutional infrastructure that is in a poor condition. It is in transition from a largely state-controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base to one based on more democratic principles. There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for the Kibali mine.

Any changes in mining or investment policies or shifts in political attitude in the DRC may adversely affect operations and/or profitability of the Kibali mine. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. These changes may impact the profitability and viability of the Kibali mine.

Moreover, the northeast region of the DRC has undergone civil unrest and instability that could have an impact on political, social or economic conditions in the DRC generally. There has been turmoil in the Eastern DRC, to the south of Kibali, following the defeat of the M23 rebel group in late 2013. In March 2016, certain open pits at Kibali were overrun by artisanal miners, the resolution of which required the involvement of the State security forces, which temporarily disrupted the operation of these pits. In late 2016, political tensions arose stemming from a constitutional crisis surrounding the presidency. Delays in the presidential elections, now scheduled for December 2018, have led to protests and increased tensions in the country. The failure to secure a peaceful transition of power could lead to armed conflict and pose a significant risk to the country’s stability. A sufficient level of stability and effective national and local administration must be maintained in order for us to continue to operate the Kibali mine. The impact of unrest and instability on political, social or economic conditions in the DRC could result in the impairment of the exploration, development and operations at the Kibali mine.

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We are subject to various political and economic uncertainties associated with operating in Côte d’Ivoire, that could significantly affect the success of the Tongon mine.

We are subject to risks associated with operating the Tongon mine in Côte d’Ivoire. Côte d’Ivoire has in prior years experienced political disruptions, including an attempted coup d’état and civil war. In January 2017, soldiers mutinied in Bouake and several other cities, including the economic capital Abidjan, demanding bonuses, better pay and housing and forcing the government into negotiations. Also in January 2017, the Tongon mine experienced an illegal sit-in which took place over a week, with employees demanding annual ex gratia payments. The incident ended after management, supported by the local and national authorities, came to an agreement and negotiated a settlement with the workers. In May 2017, a revolt by soldiers demanding bonus payments resulted in an agreement with the government, ending a four-day mutiny that caused widespread concern due to the country’s emergence from a decade of political crisis and violence in 2011. Labor relations at Tongon continue to be challenging for us. There can be no assurance that similar events and unrest may not occur in the future which would have a material adverse effect on our gold production and financial results. Our operations and financial conditions could be impacted by future political and economic instabilities.

We operate in remote geographical areas which lack adequate infrastructure.

Mining, processing, development and exploration activities depend, in some part, on adequate infrastructure. Reliable roads, power sources and water supply are important factors which affect our operating costs. A lack of infrastructure or varying weather phenomena, sabotage, terrorism or other interferences in the maintenance or provision of such infrastructure could affect our operations and financial condition.

Our mining operations are located in remote areas of Mali, Côte d’Ivoire and the DRC, which lack basic infrastructure, including adequate roads and other transport, sources of power, water, housing, food and transport. In order to develop any of the mineral interests, facilities and material necessary to support operations in the remote locations in which they are situated must be established. The remoteness of the mineral interests would affect the potential viability of mining operations, as we would also need to establish substantially greater sources of power, water, physical plant, roads and other transport infrastructure than are currently present in those areas. For example, hydropower stations are utilized at Kibali, which necessarily involve maintaining existing stations and building new hydropower stations and also obtaining certain government licenses relating to their operation. Two of three new hydropower stations at Kibali have been completed and an additional hydropower station is still to be completed in 2018.

Establishing infrastructure for our development projects requires significant resources, identification of adequate sources of raw materials and supplies, and necessary cooperation from national and regional governments, none of which can be assured.

Certain factors may affect our ability to support the carrying value of our property, plant and equipment, and other assets on our consolidated statement of financial position.

We review and test the carrying amount of our assets on an annual basis or when events or changes in circumstances suggest that the net book value may not be recoverable. Examples of changed circumstances could include a significant adverse change in the gold price or significant adverse changes in mining legislation or other applicable laws. If there are indications that impairment may have occurred, we prepare estimates of expected future discounted cash flows for each group of assets. Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units) for purposes of assessing impairment. Expected future cash flows are inherently uncertain, and could materially change over time. Such cash flows are significantly affected by reserve and production estimates, together with economic factors such as spot and forward gold prices, discount rates, currency exchange rates, estimates of costs to produce reserves and future capital expenditure to extract reserves under the approved life of mine plan.

Under our joint venture agreements with AngloGold Ashanti Limited, or AngloGold Ashanti, we operate the Morila mine and the Kibali mine by means of a joint venture committee, and any disputes with AngloGold Ashanti over the management of the Morila mine or the Kibali mine could adversely affect our business.

We jointly control Morila, the owner of the Morila mine, and Kibali, the owner of the Kibali mine, with AngloGold Ashanti under joint venture agreements. We are responsible for the day-to-day operations of Morila and Kibali, subject to the overall management control of Morila and Kibali boards, respectively. Substantially all major management decisions, including approval of a budget for the Morila mine and the Kibali mine, must be approved by the Morila and Kibali boards, respectively. We and AngloGold Ashanti retain equal representation on the boards, with neither party holding a deciding vote. If a dispute arises between us and AngloGold Ashanti with respect to the management of Morila or Kibali, and we are unable to amicably resolve the dispute, we may have to participate in arbitration or other proceedings to resolve the dispute, which could materially and adversely affect our business.

Our mines and projects face many risks related to their present or future operations that may impact cash flows and profitability.

Our mines and projects are subject to all of the operating hazards and risks normally incident to exploring for, developing and operating mineral properties and mines, such as:

•	encountering unusual or unexpected formations;
•	environmental pollution or damage;
•	mechanical breakdowns;
•	failures of TSF, open pit slopes or underground working;

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•	safety-related stoppages;
•	work stoppages or other disruptions in labor force;
•	disruptions to surrounding communities;
•	allegations of human rights abuses;
•	electrical power and fuel supply interruptions;
•	lack of affordable, sustainable sources of energy and water;
•	unanticipated ground conditions or flooding;
•	illness, personal injury or threat to personal security; and
•	threat to security arrangements for gold on site or transport of gold sales.

Historically, the Tongon mine has experienced a series of operational challenges that have adversely affected its financial performance. In 2015, the mine experienced frequent outages of grid power which disrupted the processing plant. During the first half of 2016, mill downtime resulting from mechanical failures resulted in lower production than expected, but subsequent performance improvement and revised production guidance allowed Tongon to achieve its production target for 2016. In 2017, work stoppages among our Tongon labor force adversely affected our financial results. While we experienced financial performance improvement in 2017, there can be no assurance that similar operational issues will not occur in the future, or that such events will not adversely affect our results of operations.

Mining operations and projects are vulnerable to supply chain disruption and our operations could be adversely affected by shortages of, as well as lead times to deliver fuel, strategic spares, critical consumables, mining equipment or metallurgical plant.

Our operations could be adversely affected by both shortages and long lead times to deliver fuel, strategic spares, critical consumables, mining equipment and metallurgical plant. We have limited influence over suppliers and manufacturers of these items. In certain cases there are a limited number of suppliers for fuel, certain strategic spares, critical consumables, mining equipment or metallurgical plant who command superior bargaining power relative to us. We could at times face limited supply or increased lead time in the delivery of such items. There can be no assurance that such limited supply or increased lead time in the delivery of items will not happen in the future, or that such events will not adversely affect our results of operations.

Failure to comply with the U.S. Foreign Corrupt Practices Act, Corruption (Jersey) Law, the UK Bribery Act and any other applicable sanctions could subject us to penalties and other adverse consequences. We could suffer losses from corrupt or fraudulent business practices.

We abide by the provisions of the US Foreign Corrupt Practices Act, Corruption (Jersey) Law and the UK Bribery Act, which generally prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In addition, we are required to maintain records that represent our transactions and have an adequate system of internal accounting controls. The compliance mechanisms and monitoring programs that we have in place may not adequately prevent or detect possible violations under applicable anti-bribery and corruption legislation. There can be no assurance that our internal control policies and procedures always will protect us from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by our affiliates, employees or agents. As such, our corporate policies and processes may not prevent all potential breaches of law or other governance practices. Failure to comply with such legislation may result in severe criminal or civil sanctions, and we may be subject to other liabilities, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition. In addition, investigations by governmental authorities could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition. We are also subject to the risks that our employees, joint venture partners, and agents may fail to comply with other applicable laws.

In 2016, we entered into a joint venture agreement with Société Minière Moku-Beverendi SA and Moku Goldmines AG (“Moku”) to develop the Moku-Beverendi gold project in DRC. Moku is majority-owned by Dan Gertler’s Fleurette Group. On December 21, 2017, Mr. Gertler was added to the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) List of Specially Designated Nationals and Blocked Persons (“SDNs”) by an executive order issued under the Global Magnitsky Human Rights Accountability Act, P.L. 114-328. Pursuant to this executive order, U.S. persons, including U.S. person employees, officers, or directors of Randgold, are generally prohibited from engaging in transactions with SDNs. In addition, we may be indirectly exposed to liability if the company is deemed to take any action that causes, aids and abets, or conspires to violate U.S. sanctions.

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As further discussed under “Part I. Item 4. Information on the Company—B. Business Overview—Exploration Review”, we have suspended all exploration activities under the joint venture arrangements with Société Minière Moku-Beverendi SA and Moku Goldmines AG. We are currently involved in the demobilization of equipment and relocation of skills to other local projects in DRC (Kibali and Ngayu). We continue to evaluate the new sanctions and attempt to mitigate related risks, and we intend to continue to comply with all applicable sanctions. However, such sanctions may cause us to incur additional costs, including relocation and other costs.

We may experience unforeseen difficulties, delays or costs in successfully implementing our business strategy, including both existing and proposed projects, and any such strategy or project may not result in the anticipated benefits.

Many factors, including those outside our control, affect the success of our business strategy and projects. For example, fluctuations in the market prices of our inputs may adversely affect our management of costs, while unanticipated breakdowns of equipment or challenges in production process may lead to decreased production. The successful implementation of our existing and proposed projects, be they from our existing exploration portfolio or from new business initiatives, all of which are subject to the operations- and industry-related risks outlined in this section, will affect the continued growth of our business.

In addition, notwithstanding our core strategy of focusing on organic growth through the discovery and development of world-class orebodies and maintaining a pipeline of high quality projects and exploration targets, we routinely review global corporate and asset acquisition and merger opportunities, including strategic partnerships through the formation of joint ventures or otherwise. Our ability to successfully grow through any such acquisitions or strategic partnerships depends upon our ability to identify, negotiate, complete and integrate suitable acquisitions or strategic partnerships and to obtain any necessary financing and the prior approval of any relevant regulatory bodies or courts. These efforts could divert the attention of our management and key personnel from our core business operations. In connection with any such acquisitions or strategic partnerships, we could face significant challenges in managing or integrating our expanded or combined operations.

We may be required to seek funding from the global credit and capital markets to develop our properties, and weakness in those markets could adversely affect our ability to obtain financing and capital resources.

We require substantial funding to develop our properties, and may be required to seek funding from the credit and capital markets to finance these activities. Our ability to obtain outside financing will depend upon the price of gold and the market’s perception of its future price, and other factors outside of our control. We may not be able to obtain funding on acceptable terms when required, or at all.

The credit and capital markets in respect of the commodity sector experienced serious deterioration in 2015, and the conditions in these markets have continued to be difficult since then and may continue to be difficult in the future, which could have an impact on the availability and terms of credit and capital in the near term. The deteriorating financial condition of certain government authorities has significantly increased the potential for sovereign defaults in a number of jurisdictions, including within the European Union. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on our ability to raise capital. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on our business, financial condition and results of operations. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, inflation, fuel and energy costs, lack of available credit, the state of the financial markets, interest rates and tax rates may affect our growth and profitability.

In 2017 we entered into a new $400.0 million unsecured revolving credit facility with HSBC and an extended banking syndicate that replaced our existing credit facility. If any of the lenders are unable to fulfill their future commitments, our liquidity could be impacted, which could have a material unfavorable impact on our results of operations and financial condition.

If we draw down on our credit facility, our indebtedness could adversely impact our business.

Under the terms of the credit facility we entered into in 2017 we are obligated to meet certain financial and other covenants. Our ability to meet these covenants and to service our debt (should the credit facility be drawn down) will depend on our future financial performance which will be affected by our operating performance as well as by financial and other factors, some of which are beyond our control.

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Our operations are located in countries where tax laws and policies may change rapidly and unpredictably and such changes and policies may adversely affect our financial condition and results of operations.

Our failure to adapt to changes in tax regimes and regulations in the countries in which we operate may result in fines, financial losses and have a negative impact on our corporate reputation. In addition, if we fail to react to tax notifications from authorities, we could incur financial losses or the seizure of our assets. If we are unable to enforce existing tax legislation, tax stability arrangements or incorrectly applied tax legislation, we may pursue arbitration or other proceedings to resolve the matter, all of which could materially and adversely affect our business.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available for operations.

Most of our cash deposited with banks is not insured and would be subject to the risk of bank failure. If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits. The loss of our deposits would reduce the amount of cash we have available for operations and additional investments in our business, and would have a material adverse effect on our financial condition.

We may incur losses or lose opportunities for gains as a result of any future use of derivative instruments to protect us against low gold prices.

We have from time to time used derivative instruments to protect the selling price of some of our anticipated gold production. The intended effect of our derivative transactions was to lock in a fixed sale price for some of our future gold production to provide some protection against a subsequent fall in gold prices. Although we currently do not use derivative instruments to protect us against low gold prices at our operations, we may in the future determine to implement the use of derivatives in connection with a portion of our anticipated gold production.

Derivative transactions can result in a reduction in revenue if the instrument price is less than the market price at the time the hedged sales are recognized. Moreover, our decision to enter into a given instrument would be based upon market assumptions. If these assumptions are not ultimately met, significant losses or lost opportunities for significant gains may result. In all, the use of these instruments may result in significant losses which would prevent us from realizing the positive impact of any subsequent increase in the price of gold on the portion of production covered by the instrument.

The SEC has adopted rules that may affect mining operations in the DRC.

The SEC adopted final rules pursuant to the Dodd Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) regarding disclosure on potential conflict minerals that are necessary to the functionality or production of a product manufactured by a company that files reports with the SEC. Under the final rules, an issuer that mines conflict minerals, such as Randgold, is not deemed to be manufacturing or contracting to manufacture those minerals, unless the issuer also engages in manufacturing, whether directly or indirectly through contract. Though we are not subject to the disclosure requirements of the final rules, we may be called upon by other entities we contract with to provide information to them for their own supply-chain due diligence investigations. This may result in the increased cost of demonstrating compliance in connection with the sale of gold emanating from the DRC and its neighbors. The complexities of the gold supply chain, especially as they relate to ‘scrap’ or recycled gold, and the fragmented and often unregulated supply of artisanal and small-scale mined gold are such that there may be significant uncertainties at each stage in the chain as to the origin of the gold, and as a result of uncertainties in the process, the costs of due diligence and audit, or the reputational risks of defining their product or a constituent part as containing a ‘conflict mineral’ may be too burdensome for the buyers of our gold. Accordingly, they may decide to switch supply sources. We do not purchase any gold from artisanal miners nor do we purchase gold from any other sources, and we only sell gold sourced from ore at our mines that has been produced at our mines. This could have a material negative impact on the gold industry, our relationship with the buyers of our gold, and our financial results.

Inflation may have a material adverse effect on our operations.

Some of our operations are located in countries that have and may continue to experience high rates of inflation during certain periods. It is possible that significantly higher future inflation in countries in which we operate may result in increased future operational costs in local currencies. This could have a material adverse effect upon our operations and financial condition.

Regulations and pending legislation governing issues involving climate change could result in increased operating costs which could have a material adverse effect on our business.

A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to various climate change interest groups and the potential impact of climate change. Legislation and increased regulation regarding climate change could impose significant costs on us, our venture partners and our suppliers, including increased energy, capital equipment, environmental monitoring and reporting and other costs to comply with such regulations. Any adopted future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impacts of climate change and how it should be dealt with, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances in areas in which we operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. These impacts may adversely impact the cost, production and financial performance of our operations.

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We may not pay dividends to shareholders in the future.

We paid our eleventh dividend to ordinary shareholders in 2017. It is our policy to pay dividends if profits and funds are available for that purpose. Whether or not funds are available depends on a variety of factors, including capital expenditure. We cannot guarantee that dividends will be paid in the future.

If we are unable to attract and retain key personnel our business may be harmed.

Our ability to bring additional mineral properties into production and explore our extensive portfolio of mineral rights will depend, in large part, upon the skills and efforts of a small group of management and technical personnel, including D. Mark Bristow, our Chief Executive Officer. If we are not successful in retaining, developing or attracting highly qualified individuals in key management positions our business may be harmed. The loss of any of our key personnel could adversely impact our ability to execute our business plan.

Our insurance coverage may prove inadequate to satisfy future claims against us.

We may become subject to liabilities, including liabilities for pollution or other hazards, against which we have not insured adequately or at all, or cannot insure. Our insurance policies contain exclusions and limitations on coverage. Our current insurance policies provide worldwide indemnity of $100.0 million in relation to legal liability incurred as a result of death, injury, disease of persons and/or loss of or damage to property. Main exclusions under this insurance policy, which relates to our industry, include war, nuclear risks, silicosis, asbestosis or other fibrosis of the lungs or diseases of the respiratory system with regard to employees, and gradual pollution. In addition, our insurance policies may not continue to be available at economically acceptable premiums. As a result, in the future our insurance coverage may not cover the extent of claims against us.

It may be difficult to effect service of process and enforce legal judgments against us or our affiliates.

We are incorporated in Jersey, Channel Islands and a majority of our directors and senior executives are not residents of the United States. Virtually all of our assets and the assets of those persons are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon those persons or us. Furthermore, the United States and Jersey currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, it may not be possible to enforce a final judgment for payment rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon United States Federal securities laws against those persons or us.

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In order to enforce any judgment rendered by any Federal or state court in the United States in Jersey, proceedings must be initiated by way of common law action before a court of competent jurisdiction in Jersey. The entry of an enforcement order by a court in Jersey is conditional upon the following:

•	that the court which pronounced the judgment has jurisdiction to entertain the case according to the principles recognized by Jersey law with reference to the jurisdiction of the foreign courts;
•	that the judgment is final and conclusive – it cannot be altered by the courts which pronounced it;
•	that there is payable pursuant to a judgment a sum of money, not being a sum payable in respect of tax or other charges of a like nature or in respect of a fine or other penalty;
•	that the judgment has not been prescribed;
•	that the courts of the foreign country have jurisdiction in the circumstances of the case;
•	that the judgment was not obtained by fraud; and
•	that the recognition and enforcement of the judgment is not contrary to public policy in Jersey, including observance of the rules of natural justice which require that documents in the United States proceeding were properly served on the defendant and that the defendant was given the right to be heard and represented by counsel in a free and fair trial before an impartial tribunal.

Furthermore, it is doubtful whether you could bring an original action based on United States Federal securities laws in a Jersey court.

We are subject to significant corporate regulation and other corporate governance best practice standards as a public company and failure to comply with all applicable regulations and corporate governance best practice standards could subject us to liability, regulatory penalties and higher compliance costs or negatively affect our share price and reputation.

As a publicly traded company we are subject to a significant body of regulation as well as corporate governance best practice standards advocated by shareholder advisory and other groups. While we have developed and instituted a corporate compliance program based on what we believe are the current best practices in corporate governance and continue to update this program in response to newly implemented or changing regulatory requirements or recommended best practices, there can be no assurance that we are or will be in compliance with all potentially applicable corporate regulations or suggested best practices. For example, there can be no assurance that in the future our management will not find a material weakness in connection with its annual review of our internal control over financial reporting pursuant to Section 404 of the US Sarbanes-Oxley Act of 2002. If we fail to comply with any of these regulations, we could be subject to a range of regulatory actions, fines or other sanctions or litigation. If we must disclose any material weakness in our internal control over financial reporting, our share price could decline. Furthermore, lack of precedent and varying interpretations of any new or changed laws, regulations, and standards may introduce uncertainty regarding and inconsistencies in compliance matters and lead to higher compliance costs. In addition, if we do not adopt current corporate governance best practices advocated by shareholder advisory and other groups, our reputation may be adversely affected.

We utilize information technology and communications systems, the failure of which could significantly impact our operations and business.

We are dependent upon information technology systems in the conduct of our operations. Our information technology systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design. Cybersecurity incidents, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information and the corruption of data. Various measures have been implemented to manage our risks related to information technology systems and network disruptions. However, given the unpredictability of the timing, nature and scope of information technology disruptions, we could potentially be subject to production downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our cash flows, competitive position, financial condition or results of operations.

We maintain global information technology and communication networks and applications to support our business activities. Information technology security processes may not prevent future malicious actions, denial-of-service attacks, or fraud, resulting in corruption of operating systems, theft of commercially sensitive data, misappropriation of funds and business and operational disruption. Material system breaches and failures could result in significant interruptions that could in turn affect our operating results and reputation.

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Risks Relating to Our Industry

The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.

We must continually seek to replace our ore reserves depleted by production to maintain production levels over the long term. Ore reserves can be replaced by expanding known orebodies or exploring for new deposits. Exploration for gold is highly speculative in nature. Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration and development programs. Many exploration programs, including some of ours, do not result in the discovery of mineralization and any mineralization discovered may not be of sufficient quantity or quality to be profitably mined. Our mineral exploration rights may not contain commercially exploitable reserves of gold. Uncertainties as to the metallurgical recovery of any gold discovered may not warrant mining on the basis of available technology.

If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

Moreover, we will use the evaluation work of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined whether or not the deposit contains economically recoverable mineralization. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or identify new proven and probable reserves in sufficient quantities to justify commercial operations in any of our properties.

If management determines that capitalized costs associated with any of our gold interests are not likely to be recovered, we would recognize an impairment provision against the amounts capitalized for that interest. All of these factors may result in losses in relation to amounts spent which are found not to be recoverable.

Title to our mineral properties may be challenged which may prevent or severely curtail our use of the affected properties.

Title to our properties may be challenged or impugned, and title insurance is generally not available. Each sovereign state is the sole authority able to grant mineral property rights, and our ability to ensure that we have obtained secure title to individual mineral properties or mining concessions may be severely constrained. Our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties.

Our ability to obtain desirable mineral exploration projects in the future may be adversely affected by competition from other exploration companies, or from changes to government regulations that may limit the size or number of EEPs that we may be permitted to hold.

We compete with other mining companies in connection with the search for and acquisition of properties producing or possessing the potential to produce gold. Existing or future competition in the mining industry could materially and adversely affect our prospects for mineral exploration and success in the future.

In addition, we compete with other mining companies to attract and retain key executives, skilled labor, contractors and other employees. We also compete with other mining companies for specialized equipment, components and supplies necessary for exploration and development, as well as for rights to mine properties. If we are unable to continue to attract and retain skilled and experienced employees, obtain the services of skilled personnel and contractors or specialized equipment or supplies, or acquire additional rights to mine properties, our competitive position or results of operations could be adversely impacted.

Illegal and artisanal mining can disrupt our business and expose us to liability.

Artisanal miners are active on, or adjacent to, many of our properties. Artisanal mining is associated with a number of negative impacts, including environmental degradation, human rights abuse and funding of conflict. Additionally, effective local government administration is often lacking in the locations where artisanal miners operate where rapid population growth and the lack of functioning structures can create a complex social and unstable environment. We do not purchase any gold from artisanal miners. There is a misconception that artisanally-mined gold is channeled through large-scale mining operators and such misconceptions have a negative impact on the reputation of the mining industry.

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The activities of illegal miners could cause damage to our properties, including pollution, underground fires, or personal injury or death. We could potentially be held responsible. Illegal mining and theft could result in lost gold reserves, mine stoppages, and have a material adverse effect on our operations and financial condition. For example, the increasing and unhindered encroachment of illegal mining at Boundiali (where our exploration programs defined a large target in the Fonondara corridor) is a challenge reflecting the need for greater resolve and engagement by the Côte d’Ivoire government, particularly in the north of the country where the new opportunities are located. Within our Life of Mine (LoM) plans, we have various satellite pits that we intend to mine, and our ability to mine them could be hampered by illegal and artisanal mining, which could materially and adversely affect our competitive position or results of operations.

Our operations are subject to extensive governmental and environmental regulations, which could cause us to incur costs that adversely affect our results of operations.

Our mining facilities and operations are subject to substantial government laws and regulations, concerning mine safety, land use and environmental protection. We must comply with requirements regarding exploration operations, public safety, employee health and safety, use of explosives, air quality, water pollution, noxious odor, noise and dust controls, reclamation, solid waste, hazardous waste and wildlife as well as laws protecting the rights of other property owners and the public.

Any failure on our part to be in compliance with these laws, regulations, and requirements with respect to our properties could result in us being subject to substantial penalties, fees and expenses, significant delays in our operations or even the complete shutdown of our operations. We provide for estimated environmental rehabilitation costs when the related environmental disturbance takes place. Estimates of rehabilitation costs are subject to revision as a result of future changes in regulations and cost estimates. The costs associated with compliance with government regulations may ultimately be material and adversely affect our results of operations and financial condition.

If our environmental and other governmental permits are not renewed or additional conditions are imposed on our permits, our financial condition and results of operations may be adversely affected.

Generally, compliance with environmental and other government regulations requires us to obtain permits issued by governmental agencies. Some permits require periodic renewal or review of their conditions. We cannot predict whether we will be able to renew these permits or whether material changes in permit conditions will be imposed. Non-renewal of a permit may cause us to discontinue the operations requiring the permit, and the imposition of additional conditions on a permit may cause us to incur additional compliance costs, either of which could have a material adverse effect on our financial condition and results of operations.

Labor disruptions could have an adverse effect on our operating results and financial condition.

Our operations are highly unionized, and strikes are legal in the countries in which we operate. Therefore, our operations are at risk of having work interrupted for indefinite periods due to industrial action, such as strikes by employee collectives. Should long disruptions take place on our operations, the results from our operations and their financial condition could be materially and adversely affected.

AIDS, Ebola and tropical disease outbreaks pose risks to us in terms of productivity and costs.

The incidence of AIDS in the DRC, Mali, Côte d’Ivoire and Senegal poses risks to us in terms of potentially reduced productivity and increased medical and insurance costs. The prevalence of AIDS in the countries in which we operate and among our workforce could become significant. Significant increases in the incidence of AIDS infection and AIDS-related diseases among members of our workforce in the future could adversely impact our operations and financial condition.

In 2014 and 2015, Ebola virus cases were identified in Mali and Senegal along with epidemics in neighboring countries which have now been largely contained. We formed a crisis management team to spearhead a major campaign to safeguard our employees and host communities. If the incidence of the Ebola virus re-emerges and spreads, it could pose risks to us in terms of potentially reduced productivity and increased medical and insurance costs. An Ebola virus outbreak could cause the closing of borders of the countries in which we operate, or neighboring countries, which poses a risk in operation of our supply chain.

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Malaria and other tropical diseases pose significant health risks at all of our operations in West Africa and Central Africa where such diseases may assume epidemic proportions. Malaria is a major cause of death and also gives rise to absenteeism in employees and contractors. Consequently, if uncontrolled, the disease could adversely impact our operations and financial condition.

The SEC has issued proposed rules which would overhaul the disclosure regime for mining companies required to file periodic reports in the United States.

In June 2016, the SEC proposed rules to modernize disclosures for mining registrants required to file periodic reports in the United States. The proposed rules are intended to align U.S. reporting standards more closely with global regulatory and industry standards such as the Committee for Mineral Reserves International Reporting Standards (CRIRSCO), which has been adopted by a number of jurisdictions around the world. However, these proposed rules may contain inconsistencies with CRIRSCO or other industry standards, which may result in confusion and higher compliance costs. For example, the proposed rule providing that the price used to estimate mineral reserves can be no higher than the average spot price for the 24-month period prior to the end of the fiscal year may be inconsistent with the long-term commodity cycle, which may impede investors’ ability to assess the long-term prospects of the company. The proposed rules are subject to public comment, and if adopted, can differ from those proposed.

Item 4. Information on the Company

4A. HISTORY AND DEVELOPMENT OF THE COMPANY

Randgold Resources Limited was incorporated under the laws of Jersey, Channel Islands in August 1995, to engage in the exploration and development of gold deposits in Sub-Saharan Africa. Our principal executive offices are located at 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ Channel Islands and our telephone number is (00 44) 1534-735-333. Our agent in the United States is CT Corporation System, 111 Eighth Avenue, New York, New York 10011.

We discovered the Morila deposit during December 1996 and we subsequently financed, built and commissioned the Morila mine.

During July 2000, we concluded the sale of 50% of our interest in Morila Limited (and also a shareholder loan made by us to Morila Limited) to AngloGold Ashanti for $132.0 million in cash.

We have an 80% controlling interest in Loulo through a series of transactions culminating in April 2001. In February 2004, we announced that we would develop a new mine at Loulo in western Mali. The Loulo mine commenced operations in October 2005 and mines the Gara (formerly Loulo 0) and Yalea deposits. In addition, the board agreed to proceed with the development of the underground mine and, after the award of the development contract, work commenced with the construction of the boxcut at the Yalea mine in August 2006. We accessed first ore at Yalea in April 2008 with full production beginning in 2010. We commenced development of Loulo’s second underground mine, Gara, and started mining in 2011. We discovered the Yalea deposit in 1997.

We have an 80% controlling interest in Gounkoto, which owns the Gounkoto mine. The Gounkoto mine commenced mining in January 2011 and processes its ore by way of a toll treatment agreement with the Loulo mine, in June 2011.

We have an 89.7% controlling interest in Tongon, which owns the Tongon mine. The Tongon mine commenced mining in April 2010 and first gold was produced in 2010.

Effective on June 11, 2004, we undertook a split of our ordinary shares, which increased our issued share capital from 29,263,385 to 58,526,770 ordinary shares. In connection with this share split, our ordinary shareholders of record on June 11, 2004 received two $0.05 ordinary shares for every one $0.10 ordinary share they held. Following the share split, each shareholder held the same percentage interest in us; however, the trading price of each share was adjusted to reflect the share split. ADS holders were affected the same way as shareholders and the ADS ratio remains one ADS to one ordinary share.

On October 15, 2009, we completed the acquisition of 50% of Moto Goldmines Limited (Moto Goldmines), in a joint venture with AngloGold Ashanti, which resulted in joint control of a 70% interest in the Kibali mine in the DRC. On December 22, 2009 we completed a further acquisition of a 20% interest, on behalf of the joint venture, from Société des Mines d’Or de Kilo-Moto SA (SOKIMO), the parastatal mining company of the DRC, resulting in an effective interest in the Kibali mine of 45%. The Kibali mine commenced mining in 2012 and first gold was produced in 2013.

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We conduct our mining operations through:

•	a 50% joint venture interest in Morila Limited (which in turn owns an 80% interest in the Morila mine);
•	an 80% interest in Loulo;
•	an 80% interest in Gounkoto;
•	an 89.7% interest in Tongon; and
•	a 50% joint venture interest in Kibali (Jersey) Limited (which in turn indirectly owns a 90% interest in the Kibali mine).

We also have an 83.25% interest in the Massawa project.

Principal Capital Expenditure

Capital expenditure incurred for the year ended December 31, 2017 totaled $199.3 million compared to $189.4 million for the year ended December 31, 2016 and $203.1 million for the year ended December 31, 2015. Total capital expenditure is expected to be approximately $155 million in 2018. Ongoing development of the underground mines at Loulo, as well as other projects and exploration, is planned to cost $85 million, while Gounkoto is forecasting $16 million, mostly on the super pit development which includes deferred stripping costs. Capital at Tongon, including completion of the plant, power and TSF upgrades, is estimated at $17 million. Continued work on the Massawa project expenditure, mostly in respect of drilling, is forecast to incur capital expenditure of approximately $17 million. The remaining group capital expenditure, mostly in respect of asset leasing and information technology investments, is estimated at $20 million.

At our equity accounted joint ventures capital expenditure is expected to be approximately $70 million (45% of project) at Kibali and approximately $1 million (40% of project) at Morila.

4B. BUSINESS OVERVIEW

OVERVIEW

We engage in gold mining, exploration and related activities. Our activities are focused on West and Central Africa, some of the most promising areas for gold discovery in the world. In Mali, we have an 80% controlling interest in the Loulo mine through Loulo. The Loulo mine is currently mining from two underground mines. We also have an 80% controlling interest in the Gounkoto mine through Gounkoto. We own 50% of Morila Limited, which in turn owns 80% of Morila, the owner of the Morila mine in Mali. In addition, we own an effective 89.7% controlling interest in the Tongon mine located in the neighboring country of Côte d’Ivoire, which was commissioned in November 2010. We also own an effective 83.25% controlling interest in the Massawa project in Senegal where we completed an updated technical and financial study in 2016. In 2009, we acquired an effective 45% interest in the Kibali mine, which is located in the DRC. Since that time we have constructed and brought the mine into operation on both open pit and underground material. We also have exploration permits and licenses covering substantial areas in Côte d’Ivoire, DRC, Mali, and Senegal. At December 31, 2017, we declared proven and probable reserves of 172 million tonnes at 3.8g/t for 14Moz attributable to our percentage ownership interests in Loulo, Morila, Tongon, Gounkoto, Massawa and Kibali.

Our strategy is to create value for all our stakeholders by finding, developing and operating profitable gold mines. We seek to discover significant gold deposits, either from our own phased exploration programs or the acquisition of early stage to mature exploration programs. We actively manage both our portfolio of exploration and development properties and our risk exposure to any particular geographical area. We also routinely review opportunities to acquire development projects and existing mining operations and companies.

Loulo

In February 2004, we announced that we would develop a new mine at Loulo in western Mali. In 2005, we commenced open pit mining operations at the Gara and Yalea pits. In 2010, an application was made to split the Loulo and Gounkoto permits. In 2011 mining ceased in the Gara open pit. In 2017, the Loulo mine produced 437,255oz of gold at a total cash cost of $535oz. We currently anticipate that mining at Loulo will continue through 2028.

We commenced development of the Yalea underground mine in August 2006, where first ore was accessed in April 2008. We commenced development of Loulo’s second underground mine, Gara, in 2010 with first ore being intersected during the second quarter of 2011 and stoping began in November 2011. From June 2011, ore from Gounkoto was processed through the Loulo processing plant following the conclusion of a toll-treatment agreement between the two mines. Mining of the Yalea South pushback pit was completed in 2013. The Yalea and Gara underground mines are now in full production and paste backfill and refrigeration plants at both mines are fully operational.

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The focus of exploration at Loulo is to continue to explore and discover additional orebodies within the Loulo permit.

Gounkoto

The Gounkoto mine is located approximately 25km south of Loulo’s plant and consists of the Gounkoto and Faraba orebodies, with the Gounkoto open pit currently in production. Following the completion of the Gounkoto open pit feasibility study in 2010, construction of the mine commenced in late 2010.

In January 2011, mining commenced at Gounkoto. In June 2011, the Loulo plant started to treat Gounkoto ore. 2012 represented the first full year of production for Gounkoto. During 2017, a total of 2.34Mt of Gounkoto ore at a grade of 4.2g/t was fed to the Loulo plant and 293,117oz were produced at a total cash cost of $555oz. We currently anticipate that mining at Gounkoto will continue through 2025.

The feasibility study on the Gounkoto super pit was completed at the end of 2016 and the project was approved by both the Gounkoto and Randgold boards. The super pit option was shown to be economically more attractive than the smaller pit and underground option. The feasibility study included an economic and financial evaluation of a small underground mine below the Gounkoto pit and the Faraba satellite pit. Mining of the super pit started during the year and is scheduled to continue until 2024, based on a revised mine plan focusing on sustainable production over a 10 year period.

The focus of exploration at Gounkoto is to continue to explore and discover additional orebodies within the Gounkoto permit.

Tongon

The Tongon mine is located within the Nielle exploitation permit in the north of Côte d’Ivoire, approximately 55km south of the border with Mali.

We commenced construction of the Tongon mine at the end of 2008, and commissioned the first stream in the fourth quarter of 2010, with first gold production being recorded. We completed and commissioned the second stream including secondary and tertiary crushing circuit and the sulfide circuit of the processing plant in 2011. Further upgrades to the crushing and milling circuit have resulted in increased throughput, while changes to the flotation circuit and additional oxygen has improved the metallurgical recovery of the fresh material. Tongon has two main pits, South Zone (SZ) and the smaller North Zone (NZ). In 2017, we produced 288,680oz at a total cash cost of $676/oz. The Tongon mine has a remaining mine life of 4 years (to 2021) but has the potential to extend this with nearby discoveries and satellite pits.

The focus of exploration at Tongon is to evaluate near-mine targets with a 15km radius and Greenfield programs beyond the near-mine 15km radius.

Kibali

Our interest in the Kibali mine was acquired in 2009 following the acquisition of Moto Goldmines, in conjunction with AngloGold Ashanti, and the further acquisition of a 20% interest from Sokimo on behalf of the joint venture. The Kibali mine is located approximately 560km northeast of the city of Kisangani and 180km west of the Ugandan border town of Arua in the northeast of the DRC. We are managing the development and operation of the Kibali mine.

First gold production at the Kibali mine was recorded in the third quarter of 2013. In 2017, we produced 596,225oz at a total cash cost of $773/oz.

The Kibali mine is being developed in two phases. Phase 1, which includes the KCD open pit operation and processing plant, the mine infrastructure and the first of three new hydropower stations was completed in December 2014. Phase 2 comprises the underground mine development, including the vertical shaft, which was commissioned at the end of the year and two additional hydropower stations, one of which was commissioned at the start of 2017 and the other is scheduled for commissioning in mid-2018, along with further satellite pits.

The focus of exploration at Kibali is to evaluate extension to the known deposits, especially KCD where mineralization has been confirmed.

26

Morila

In 1996, we discovered the Morila deposit, which we financed and developed and was our major gold producing asset through 2009. Morila’s total production for 2017 was 70,019oz at a cash cost of $988/oz. Consistent with the mine plan, Morila is primarily processing TSF material and mining a small satellite deposit. Closure of the operation is scheduled for 2020.

Massawa Gold Project

The Massawa project is a grassroots exploration discovery located on the Kanoumba permit in eastern Senegal. Randgold owns 83.25% in partnership with a Senegalese company who owns 6.75%, after providing for the State of Senegal’s right to a non-contributory 10% share of any mine developed on the property. The project is located about 700 kilometers south east of the capital city of Dakar and approximately 90 kilometers due west of Randgold’s Loulo operation in Mali. An updated technical and financial study was completed at the end of 2016, and the project is being progressed towards a final development decision which is expected to occur by the end of 2018.

Exploration

We are exploring in four African countries (Mali, Senegal, Côte d’Ivoire and the DRC) with a portfolio of 157 active targets within an exploration permit portfolio of 15,260km2. We target profitable gold deposits that have the potential to host mineable gold reserves. Our business strategy of organic growth through exploration has been validated by our discovery and development track record, including the Morila mine, Loulo mine, Gounkoto mine, Tongon mine and the Kibali mine and the Massawa discovery.

In 2017, the exploration focus was sustained on the priority areas: the MTZ in Senegal, the Senegal-Mali Shear in Senegal and Mali, the Boundiali and Senefou belts in Côte d’Ivoire and the KZ Structure in NE DRC. The group’s portfolio of mineral rights was expanded through the acquisition of new permits as well as additional joint ventures in Mali and Côte d’Ivoire.

OWNERSHIP OF MINES AND SUBSIDIARIES

The Loulo mine is owned by a Malian Company, Loulo, which is owned 80% by us and 20% by the State of Mali.

The Gounkoto mine is owned by a Malian company, Gounkoto, which is owned 80% by us and 20% by the State of Mali.

The Tongon mine is owned by an Ivorian company, Tongon, in which we have an 89.7% interest, the State of Côte d’Ivoire 10% and 0.3% is held by a local Ivorian company.

The Kibali mine is controlled by a 50:50 joint venture, between ourselves and AngloGold Ashanti, which holds an effective 90% interest in the Kibali mine. The remaining 10% of the shares are held by SOKIMO, the parastatal mining company of the DRC. We thus have an effective 45% interest in the Kibali mine. Responsibility for the day-to-day operations rests with us.

The Morila mine is owned by Morila, which in turn is owned 80% by Morila Limited and 20% by the State of Mali. Morila Limited is jointly owned by us and AngloGold Ashanti and the mine is controlled by a 50:50 joint venture management committee. We thus have an effective 40% interest in the Morila mine. Responsibility for the day-to-day operations rests with us.

We hold an effective 83.25% interest in the Massawa project. The government of Senegal retains a 10% carried interest in the project, with the remaining 6.75% held by our Senegalese joint venture partner.

27

MINING OPERATIONS

The following table sets out our total ounces sold and total cash cost (non-GAAP) and production cost per ounce sold for each operation for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017		2016
	Ounces sold	$ Per Ounce	Ounces sold	$ Per Ounce
Loulo (100% share) cash costs	432,464	535	420,660	551
Gounkoto (100% share) cash costs	290,973	555	289,076	581
Tongon (100% share) cash costs	292,322	676	255,942	771
Kibali (45% share) cash costs	272,100	773	255,769	736
Morila (40% share) cash costs	27,125	988	20,918	1,113
Total ounces (sold)	1,314,984		1,242,366

Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.

We account for our effective 45% joint venture holding in Kibali and our 40% joint venture holding in Morila using the equity method of accounting under IFRS. As such, we own an interest in the investee as a whole and do not have a proportionate legal interest in each financial statement line item.

For a discussion of our mineral rights and ore reserves, see “PART I. Item 4. Information on the Company—D. Property, Plant and Equipment.”

Loulo-Gounkoto Mine Complex

Production results for the 12 months ended December 31	2017	2016
MINING
Tones mined (000)	34,965	37,776
Ore tonnes mined (000)	5,028	4,804
MILLING
Tonnes processed (000)	4,918	4,875
Head grade milled (g/t)	5.0	5.0
Recovery (%)	92.7	91.0
Ounces produced	730,372	707,116
Ounces sold	723,438	709,737
Average price received ($/oz)	1,260	1,242
Total cash costs[1] ($/oz)	543	563
Profit from mining activity[1] ($000)	518,396	481,651
Gold sales[1] ($000)	911,452	881,529

[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.

The Loulo-Gounkoto mining complex straddles two distinct mining permits, the Loulo mining permit and the Gounkoto mining permit. It is situated in western Mali, approximately 500 kilometers from the capital city, Bamako, bordering Senegal and 800 kilometers from the port of Dakar. Loulo owns the Loulo permit and associated gold mining operations, and Gounkoto owns the Gounkoto permit and gold mine. Both Loulo and Gounkoto are owned by Randgold (80%) and the State of Mali (20%).

The Loulo-Gounkoto complex, a long life, high production operation, currently comprises two underground mines at Loulo and an open pit mine at Gounkoto. Production started in 2005 from two open pit mines at Loulo which were subsequently converted to underground mines. Gounkoto, a greenfields discovery made in 2009, poured its first gold in 2011. The ore from Gounkoto is processed by the Loulo metallurgical plant under a tolling agreement.

Gold production at the Loulo-Gounkoto complex was 730,372oz in 2017, 3% above the prior year. The increase in production was due to a 1% improvement in tonnes processed and 2% increase in recovery, while head grade milled remained in line with the prior year. Total cash cost per ounce decreased by 4% to $543/oz (2016: $563/oz) as a result of the increase in ounces produced and improved operating unit costs.

Gold sales of $911.5 million were 3% higher than 2016, reflecting the increased gold production and slightly higher average gold price received. Profit from mining activity (before interest, tax and depreciation) increased by 8% to $518.4 million, due to the increased gold sales and slightly higher average gold price received together with lower operating cost.

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Loulo

Production results for the 12 months ended December 31	2017	2016
MINING
Tones mined (000)	2,715	2,682
Ore tonnes mined (000)	2,684	2,652
MILLING
Tonnes processed (000)	2,576	2,587
Head grade milled (g/t)	5.7	5.5
Recovery (%)	92.6	91.0
Ounces produced	437,255	419,801
Ounces sold	432,464	420,660
Average price received ($/oz)	1,260	1,247
Total cash costs[1] ($/oz)	535	551
Profit from mining activity[1] ($000)	313,491	292,484
Gold sales[1] ($000)	544,941	524,358

Randgold owns 80% of Loulo and the State of Mali 20%. Randgold has funded the whole investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold consolidates 100% of Loulo and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.

Reconciliation of non-GAAP measures to IFRS for the 12 months ended December 31	2017	2016
$000:
Gold Sales
Gold sales per IFRS	544,941	524,357
Gold sales[1]	544,941	524,357
Costs
Mine production costs	177,415	173,945
Depreciation and amortization	106,255	105,236
Other mining and processing costs	19,910	18,257
Royalties	32,616	31,384
Movement in production inventory and stockpiles	1,508	8,287
Total cost of producing gold	337,705	337,109
Less: Non-cash costs included in total costs of producing gold:
Depreciation and amortization under IFRS	(106,255)	(105,236)
Total cash costs using the Gold Institute’s guidance[1]	231,450	231,873
Profit from mining activity[1] ($000)	313,491	292,484
Ounces sold	432,464	420,660
Total cost of producing gold per ounce ($ per ounce)	781	801
Total cash costs per ounce ($ per ounce)[1]	535	551

[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.

Operations

Gold production at Loulo increased by 4% to 437,255oz following an increase in head grade milled to 5.7g/t (2016: 5.5g/t) and improved recovery at 92.6% (2016: 91.0%). The gold production increase positively impacted on total cash costs which dropped 3% from 2016 to $535/oz. Gold sales of $544.9 million were 4% higher than the previous year due to the higher ounces sold and a slightly higher average gold price received.

Profit from mining activity (before interest, tax and depreciation) increased by 7% to $313.5 million for the year, in line with the higher sales and lower costs.

29

Capital expenditure for the year of $87.3 million decreased by 33% from 2016. The decrease in spend in 2017 follows the completion of the refrigeration plants and power plant upgrades in 2016. Capital expenditure in 2017 mainly related to underground mine development, ongoing surface capital and brownfields exploration expenditure.

Mining and Production

The underground owner mining team has continued to perform well since taking over from the contractors in November 2015. In 2017, mine development continued with 13.7km completed and ore production of 2,683kt at 6.2g/t hoisted to surface from Yalea and Gara. The stability of the backfill operation has been the key to sustained higher ore production rates.

Ongoing training on equipment, including safety, has enabled the mine to increase the upskilling of the local workforce in the underground mines with most of the operators of loaders, solos and trucks now being host country nationals.

The new Yalea underground crusher and conveyor system completed during the year has improved the trucking efficiency and increased production. Four booster fans, connected to the two new refrigeration plants, have been installed, increasing the mines’ operating flexibility during periods of higher temperature and humidity in the rainy season.

Processing, Plant and Engineering

Processing

A total of 4,918kt at 5.0g/t, which included 2,343kt from Gounkoto, was treated at the Loulo plant during the year, compared to 4,875kt at 5.0g/t in 2016. The modifications initiated in 2016 and completed during the year, including the elution circuit upgrade with extra electrowinning cell capacity, enabled the plant to maintain inventory at the desired level. The throughput was sustained above 4.8Mtpa with the installation of an 8MW mill motor and thinner shell liners at the primary mill.

Overall gold recovery of 92.7% was 2% up on 2016, while plant utilization of 94.8% decreased slightly from 96.0% in 2016. Going forward, Loulo is targeting gold recovery of +92%, as a result of the improved plant stability and circuit upgrades which include the elution and regeneration upgrade, continuous oxygenation improvement initiatives, the oxygen plant expansion and enhanced oxygen dispersion system. Similarly, reduced Carbon In Leach (CIL) reagent consumption is also being targeted by way of the improved plant stability and alternative reagent usage to lower the cost of processing, and consequently extend the Life of Mine (LoM).

Loulo contributed 52% (22% Gara underground; 29% Yalea underground; 1% Gara opencast stockpile) and Gounkoto 48% of the ore tonnes to the plant but, with the higher grade from Loulo, gold production was in line with the 60:40 plan to balance the mines’ respective ore reserves.

Engineering and power supply

In the metallurgical plant, the availability of the mills and crushers increased to 97.4% (2016: 96.9%) and 91.9% (2016: 90.3%) respectively. This followed improvements in planned maintenance which increased crusher runtime to 84.9% (2016: 80.0%) and maintained mill runtime at 95.7% (2016: 96.0%).

The power plant produced a total of 381.2GWh of electricity (2016: 353.8 GWh), an 8% increase on the prior year, due to the additional underground demand and the operation of the new refrigeration plants for the two mines. Additional booster fans were installed in both underground mines, increasing flexibility in the mines when operational in the summer.

During the year, an advanced power management system was commissioned to further enhance power efficiency. Maintenance on medium speed generators and an increasing fuel unit price contributed to an increase in power costs compared to 2016 at $0.146 /kWh (2016: $0.13/kWh). One additional medium speed Heavy Fuel Oil (HFO) generator is planned for 2018, and the focus will remain on operating the power plant efficiently with the goal of producing 80% of the mine’s power from HFO and 20% from LFO, while continuing to maintain and service the medium speed and high speed engines.

30

Exploration

Near mine exploration continued to add ounces, with potential new extensions identified at Yalea and Loulo 3 deposits. In the south of Yalea, structural models show additional opportunity for more high grade mineralization within the Yalea orebodies. At Loulo 3, two sub-parallel structures (MZ1 and MZ2) host a high grade (+7g/t) mineralized shoot at their intersection with the regional scale Yalea structure. Drilling to date has confirmed a strike length of 300m and remains open at depth below 500m, with potential to host a small underground operation.

A project-wide regolith map has been completed and will be used together with soil geochemistry and the updated integrated geology map to re-rank targets and refresh the base of the resource triangle for advancement in 2018. Work also continued to evaluate the structural extensions to the south and north of the Gounkoto orebodies with a particular focus on the main domain boundary structure.

Health and Safety

One Lost Time Injury (LTI) case was recorded during the year, representing a Lost Time Injury Frequency Rate (LTIFR) of 0.17 per million hours worked compared to 0.67 in 2016. Safety highlights include achieving 5 million LTI free hours. No LTIs were recorded by the underground operation for the whole year.

A safety alignment workshop with senior corporate and mine management highlighted the importance of safety and increased awareness across the mine, and included a focus on managing occupational hygiene.

679 malaria cases were treated during the year, a Malaria Incidence Rate (MIR) of 23%, down 18% on 2016. Overall, 3,743 Voluntary Counselling and Testing cases (VCTs) for HIV/AIDS were conducted for the year with a positivity rate of 1.3%, a slight decrease on the previous year. The continual improvement in the number of VCTs undertaken compared to the previous year is attributable to the activities of the mine’s management together with its NGO partner, Soutoura.

The Hepatitis B awareness program continued during the year, including voluntary screening and management of positives cases (26%), and 1,870 inoculations were provided.

Environment

The mine renewed its Environmental Management System (EMS) certification (ISO 14001) following the recertification audit. The transition to the new ISO 14001:2015 version was completed and an external audit is planned for early 2018. As part of a concurrent rehabilitation plan of the mine’s footprint, 102ha were rehabilitated with more than 15,000 trees planted. As part of its biodiversity offset program, the mine supported the Mali elephant project through the training of 725 local eco-guards to look after elephants and discourage poaching.

No major environmental incidents were recorded during the year. The Tailings Storage Facility (TSF) water recycling rate increased to 78% from 75% in 2016. A wetland was established to treat nitrate contained in the discharged water from the underground mines. Power consumed per tonne of ore milled increased from 72.5kWh/t in 2016 to 76.7kWh/t, mainly driven by the full operation of the refrigeration plants.

Human Resources and Industrial Relations

The Loulo employee complement comprises 1,925, excluding contractors, and 2,975 including personnel employed by contractors and temporary laborers, of which 95% are Malians. The total number of expatriates at the mine is steadily decreasing due to the continuation of the localization program designed to promote employment and advancement of host country nationals. Otherwise stable industrial relations on the mine was impacted by two industry-wide strikes initiated at the national level by Section Nationale des Mines et Industries du Mali (SECNAMI), and the Union Nationale des Travailleurs du Mali (UNTM) section in charge of mines and industries. Notwithstanding this action, Loulo was the only gold mine in Mali where the production was not seriously affected and operations continued, although with reduced staffing.

A total of 1,005 employees received formal training during the year, in line with the company’s development program.

Loulo Manpower

	2017			2016
at December 31	Expats	Nationals	Total	Expats	Nationals	Total
Employees	124	1,801	1,925	151	1,596	1,747
Contractors	31	1,019	1,050	37	1,131	1,168
TOTAL	155	2,820	2,975	188	2,727	2,915

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Community

No grievances were recorded from the communities during the year. The mine continued to engage with the local communities with monthly development committee meetings, meetings of the group CEO with the village chiefs, courtesy visits and an open grievance mechanism. The second round of excellency bursaries was awarded by the company to local students. A new secondary school was built at Loulo. Support of local economic growth continued with the funding of youth projects through the micro-credit company supported by the mine. A tractor was handed over to the local villages to support agricultural development. The mine’s agricollege initiative performed well through the year. The project was included in the local, regional and national economic program and a follow-up committee created with the authorities and state technical services. A cooperation convention valued at €1 million was signed with a German NGO to support the center and to help it implement the SONGHAI (an agricultural development plan) partnership plan. Illegal mining continued to be a critical issue and ongoing engagement with the relevant authorities and communities has contributed to decreasing the number of illegal miners on the permit areas.

Gounkoto

Production results for the 12 months ended December 31	2017	2016
MINING
Tones mined (000)	32,250	35,094
Ore tonnes mined (000)	2,344	2,152
MILLING
Tonnes processed (000)	2,343	2,288
Head grade milled (g/t)	4.2	4.3
Recovery (%)	92.8	91.0
Ounces produced	293,117	287,315
Ounces sold	290,973	289,076
Average price received ($/oz)	1,260	1,236
Total cash costs[1] ($/oz)	555	581
Profit from mining activity[1] ($000)	204,922	189,166
Gold sales[1] ($000)	366,510	357,171

Randgold owns 80% of Gounkoto and the State of Mali 20%. Randgold consolidates 100% of Gounkoto and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.

Reconciliation of non-GAAP measures to IFRS for the 12 months ended December 31	2017	2016
$000:
Gold Sales
Gold sales per IFRS	366,510	357,171
Gold sales[1]	366,510	357,171
Costs
Mine production costs	138,879	137,168
Depreciation and amortization	10,506	23,513
Other mining and processing costs	19,227	17,461
Royalties	21,991	21,430
Movement in production inventory and stockpiles	(18,508)	(8,054)
Total cost of producing gold	172,095	191,518
Less: Non-cash costs included in total costs of producing gold:
Depreciation and amortization under IFRS	(10,506)	(23,513)
Total cash costs using the Gold Institute’s guidance[1]	161,589	168,005
Profit from mining activity[1] ($000)	204,922	189,166
Ounces sold	290,973	289,076
Total cost of producing gold per ounce ($ per ounce)	591	663
Total cash costs per ounce ($ per ounce)[1]	555	581

[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.

32

Operations

Gounkoto produced 293,117oz of gold, up 2% on 2016. Tonnes processed increased 2% to 2,343kt while the head grade milled reduced by 2% to 4.2g/t, in line with the mining plan.

Gold sales of $366.5 million were 3% above the previous year due to the increased production and a 2% higher average gold price received, and together with lower operating costs resulted in an 8% increase in profit from mining activity (before interest, tax and depreciation) of $204.9 million.

Capital expenditure totaled $42.6 million for the year (2016: $19.7 million), mainly in respect of the deferred stripping on the MZ3 zone of the Gounkoto orebody ($18.5 million), mining fleet rebuild programs ($16.0 million), super pit feasibility drilling ($5.5 million) and exploration ($1.4 million).

During the year, Gounkoto paid a total of $69.6 million in dividends to its shareholders (2016: $47.3 million).

Mining and Production

A total of 32.3Mt was mined, including 2.3Mt of ore at an average grade of 4.1g/t, compared to 35.1Mt including 2.2Mt of ore at 4.7g/t in 2016. A total of 2,343kt of ore was fed from Gounkoto to the Loulo plant at an average head grade of 4.2g/t, compared to 2,288kt of ore at 4.3g/t in 2016. While pushing the pit back at Gounkoto in 2018, plant feed at the complex is expected to increase to approximately 5Mt, including the addition of softer Baboto satellite pit ore of 0.3Mt from Loulo.

The strip ratio for the year was 12.8:1, compared to 15.3:1 in 2016, slightly below the LoM projection.

Mining of the super pit started during the year and is scheduled to continue until 2024, based on a revised mine plan focusing on sustainable production over a 10 year period.

Exploration

A system wide structural review at Gounkoto has generated several new near mine targets including MZ4 down plunge, P64 Intersection, Domain Boundary down plunge and iron structure for future advancement.

Greenfields drilling has focused on two priority targets, Faraba North and Faraba West, located on the Faraba and Domain Boundary regional scale structures. At Faraba North, scout Reverse Circulation (RC) drilling returned higher grade intercepts from a hematite zone located in the hanging wall of the system. Further drilling is planned to evaluate this opportunity early in 2018. On the Domain Boundary at Faraba West, scout RC drilling followed-up on strong intercepts from historic trenching and drilling, with FARC640 intersecting significant mineralization hosted in an interpreted west dipping footwall finger adjacent to the Domain Boundary.

Recent diamond drilling has confirmed this model, with the significant implication that Gounkoto style mineralization occurs 2km SE of the pit. Further drilling is planned to trace and test this target along strike. Over the year, scout pitting and trenching programs have successfully updated the surface trace of the Domain Boundary across the project. The updated surface trace will be used during 2018 to generate and rank new greenfields targets along the Domain Boundary.

Health and Safety

One LTI was recorded during the year with a LTIFR of 0.42 per million hours worked compared to 0.45 per million hours worked in 2016.

20 emergency response team members undertook advanced first aid training facilitated by the regional fire brigade.

442 malaria cases were treated during the year representing a MIR of 37%, an 8% reduction on the previous year.

HIV/AIDS awareness continually improved and 1,571 VCTs were performed (2016: 1,443) with an HIV positivity rate of 0.76% compared to 0.90% for the previous year.

The Hepatitis B awareness program continued during the year, including voluntary screening and management of positive cases (10%) and 2,087 inoculations were provided.

33

Environment

No major environmental incidents were recorded during the year. The mine retained its EMS certification for ISO 14001 following a surveillance audit during the year. The transition to the new ISO 14001:2015 version was completed and successfully audited in the first quarter of 2018.

As part of the progressive rehabilitation program, 24ha of land was rehabilitated with more than 3,000 trees planted. The environmental permit for the super pit project was approved by the government following an update and presentation of the Environmental and Social Impact Assessment (ESIA) to the inter-ministerial committee.

Human Resources and Industrial Relations

The total Gounkoto employee complement is 146, excluding contractors, and 1,209 including personnel employed by contractors and temporary employees, of which 97% are Malian. The increase in the total number reflects the additional employees recruited by the main mining contractor (GMS) to meet the production and maintenance needs of the super pit project. A plan is in place to reduce the number of expatriates as part of the focus to train and advance national employees.

As discussed above, the mine experienced some industrial activity during the year associated with two industry-wide strikes initiated by the union at national level. However, production at Gounkoto was not materially affected.

Gounkoto Manpower

	2017			2016
at December 31	Expats	Nationals	Total	Expats	Nationals	Total
Employees	3	143	146	4	127	131
Contractors	31	1,032	1,063	25	1,028	1,053
TOTAL	34	1,175	1,209	29	1,155	1,184

Community

The mine continued to engage with the communities through monthly development committee meetings. Two secondary schools were built in Mahinamine and Koundan villages near Gounkoto. A tractor was donated to the local communities, as well as fertilizer and seeds, as part of the mine’s agricultural support program. Six housekeeping businesses were formed in the surrounding villages to create revenue sources for villagers and to improve housekeeping. The Loulo-Gounkoto agricollege initiative functioned well through the year as further discussed above.

Illegal mining continued to pose challenges across the permit area. However, management continued its engagement as part of an industry-wide initiative to find a working solution to this ongoing issue.

Tongon

Production results for the 12 months ended December 31	2017	2016
MINING
Tonnes mined (000)	24,536	27,547
Ore tonnes mined (000)	4,334	4,195
MILLING
Tonnes processed (000)	4,360	3,853
Head grade milled (g/t)	2.5	2.5
Recovery (%)	83.8	83.7
Ounces produced	288,680	260,556
Ounces sold	292,322	255,942
Average price received ($/oz)	1,262	1,247
Total cash costs[1] ($/oz)	676	771
Profit from mining activity[1] ($000)	171,202	121,847
Gold sales[1] ($000)	368,765	319,249

Randgold owns 89.7% of Tongon, with the State of Côte d'lvoire and outside shareholders owning 10% and 0.3% respectively. Randgold consolidates 100% of Tongon and shows the non-controlling interest separately.

[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.

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Reconciliation of non-GAAP measures to IFRS for the 12 months ended December 31	2017	2016
$000:
Gold Sales
Gold sales per IFRS	368,765	319,249
Gold sales[1]	368,765	319,249
Costs
Mine production costs	157,615	165,880
Depreciation and amortization	65,304	45,704
Other mining and processing costs	23,988	24,423
Royalties	11,055	9,562
Movement in production inventory and stockpiles	4,905	(2,464)
Total cost of producing gold	262,867	243,106
Less: Non-cash costs included in total costs of producing gold:
Depreciation and amortization under IFRS	(65,304)	(45,704)
Total cash costs using the Gold Institute’s guidance[1]	197,563	197,402
Profit from mining activity[1] ($000)	171,202	121,847
Ounces sold	292,322	255,942
Total cost of producing gold per ounce ($ per ounce)	899	950
Total cash costs per ounce ($ per ounce)[1]	676	771

[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.

The Tongon gold mine is located within the Nielle mining permit, 628 kilometers north of the Côte d’lvoire port city of Abidjan and 55 kilometers south of the border with Mali. The Tongon gold mine and associated mining permit is owned by Société des Mines de Tongon SA (Tongon), in which Randgold has an 89.7% interest, the State of Côte d’lvoire 10% and 0.3% is held by Ivorian investors.

Operations

Tongon mine comprises two open pit operations, the SZ and NZ, and based on current reserves, has just over three years LoM.

The mine produced 288,680oz of gold in 2017, a 9.7% increase year on year, as a result of an 11.6% improvement in tonnes processed, a small improvement in recovery and a slightly higher head grade. The installation of an 8MW motor on Mill No 1, lower profile mill liners and the conversion of Mill No 1 discharge end liners to a grate and pebble port discharge liner system, contributed to the throughput increase. The operation of the fourth flotation cell and the installation of an additional 20 tonne oxygen plant in the fourth quarter resulted in the higher recovery at the higher throughput.

In the second quarter of 2017, optimization of the tertiary and quaternary crusher circuits continued with the installation of a recycling screen to close the circuit and the operation of an additional new quaternary crusher. By the third quarter of 2017, the debottlenecking of Mill No 1 discharge grate liner system with the insertion of pebble ports had been completed. Based on the throughput gain achieved in Mill No 1, the same grating system will be adopted in Mill No 2 and this is expected to be completed by the second quarter of 2018. The installation of the fourth flotation rougher cell should ensure sufficient pulp residence time, mass pull and hence flotation recovery with the expected increase in milling rate. Extensive training, the improvement of operator skills and localization of the workforce continued in 2017.

Gold sales increased year on year to $368.8 million at a total cash cost of $676/oz, resulting in a profit from mining activities, before interest, tax and depreciation, of $171.2 million. Capital expenditure for the year totaled $20.0 million, mainly for mining fleet rebuild activities ($9.9 million), the naked crusher CH660 purchase and installation ($1.9 million), installation of the fourth flotation rougher cell ($1.2 million), exploration activities ($1.1 million), TSF piping phase 3 and standby line installation ($1.0 million) and the double busbar reconfiguration ($0.9 million).

During the year, Tongon paid a total of $101 million in dividends, including withholding tax, to its shareholders and the State of Côte d’Ivoire.

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Mining and Production

Mining operations took place in both SZ and NZ pits in the period under review. The SZ pit remained the main fresh sulphide ore source for the process plant within three active zones, namely the pit bottom, southern and western pushbacks. NZ pit mining activities were focused primarily on higher level oxide benches and transitional ore, which added flexibility regarding ore feed to the process plant during the first quarter and the second quarter of 2017, with stripping continuing throughout the year.

As in 2017, mining activities for 2018 will focus on both the NZ and SZ pits, mining both ore and waste.

The LoM schedule is summarized as follows:

•	Mining in the SZ pit started in 2010 and will continue to 2020, with southern and western pushback while the oxide pit extension of SZ is planned to be mined from 2019.
•	Mining in the NZ pit started in 2011 and will continue to 2020; mining of the NZ satellite pit has been included in the mine plan and is scheduled to start in 2019.

Total material mined in 2017 of 24.5Mt was less than the prior year (2016: 27.5 Mt). Total ore mined at 4,333kt was slightly above the prior year (2016: 4.2Mt) resulting in a lower strip ratio for the year at 4.7:1, in line with the LoM plan.

Dewatering remains an integral part of Tongon’s mining strategy as the pits lie in the catchment area of an old river system and are downstream of the water storage dam. Mining schedules and plans are developed with a view to ensuring there are two low working areas (sumps) in the pit at any one time and ahead of the mining cycle, to allow mining to take place in dry ground while the water is pumped away from the sumps. Borehole pumps are permanently pumping on the perimeter of the pits. Sumps and trenches around the pits and waste dumps are in place to capture surface water for ex-pit dewatering. The rainy season preparation and action plan for 2018 is already in place.

Processing, Plant and Engineering

Processing

Ore tonnes treated in 2017 at 4,360kt was 11.6% above the previous year’s performance, following the installation of an 8MW motor and the conversion of Mill No 1 from an overflow to a grate liner discharge system in the second quarter of 2017. By the third quarter of 2017 the optimization of the Mill No 1 grate discharge system with the insertion of pebble ports was completed. During the fourth quarter of 2017, optimization of the total crushing plant, inclusive of the primary, tertiary, secondary and quaternary circuits, was completed along with the commissioning of the quaternary recycle screen and the installation and operation of the fourth quaternary crusher.

These changes contributed to the increase of Mill No 1’s power draw from 6.3MW to 7.0MW and resulted in a 7% increase in milling rate from 523 to 562tph. The same changes, which will be duplicated in Mill No 2, are expected to be completed by the second quarter of 2018, and coupled with the recommissioning of the final tails thickener to reduce slurry tailings volumes pumped to the TSF, should ensure achievement of an overall targeted mill tonnage throughput of 4.5Mtpa for 2018.

Year on year, gold recovery improved by 0.2% to 83.8% and by December 2017 had improved to +84.5%. This was achieved mainly by increasing the flotation pulp residence with the installation of the fourth flotation rougher cell, optimizing the ultra fine grinding circuit and improving dissolved oxygen levels with the commissioning of an additional 20 tonnes of oxygen capacity. Further recovery gains are expected from a combination of:

•	Optimization of the flotation circuits through prior assessment of reagent needs from advanced grade control and metallurgical test work in order to recover all the arsenopyrite associated gold.
•	Addition of 20 tonnes of oxygen capacity to satisfy the leach dissolved oxygen requirements.

This should enable the attainment of the targeted 86%.

Engineering and power supply

Overall mill runtime for 2017 was 88.5%, up 4.7% from 2016. Mill runtime improved significantly quarter on quarter as minor items were addressed, such as installing a new still-well in the tails thickener and the replacement of the tails and concentrate thickener auto dilution tanks. Runtime was also aided by the increased grid power supply and improved power management, using the newly installed double Busbar system to selectively run thermal power to augment supply during periods of grid power instability.

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The grid power to generated power ratio improved to 91:9 in 2017 from the 89:11 achieved in 2016. Fewer grid power interruptions were experienced in 2017 mainly as a result of improved liaison with the national power utility (CIE) and improvement of the mine’s total power supply facilities and their management.

The completion of the CIE 225kV grid power ring line, passing from Leboa to Ferkessédougou, is key to future stabilization of the grid power supply to the mine and is expected to be completed by the end of the third quarter of 2018.

Power demand consumption increased from 23.2MW to an average of 26.5MW in 2017. Mine consumption increased in line with the raised operational availability and utilization, and an increase in demand from new equipment such as the 8MW mill motor, the fourth quaternary crusher and fourth rougher flotation cell which were commissioned during the year. During 2017, CIE increased the tariff for grid power supply to $0.12/kWh compared to the $0.11kWh in 2016.

Exploration

The exploration team has continued to pursue the dual strategy of working to replace depletion at the mine with further drilling in and around the Tongon pits while also searching for a new deposit on the Nielle permit, balancing a brownfields focus and intensive greenfields activities. Work included re-evaluating the Nielle permit geology with a renewed focus on replacing ounces or throughput tonnes for the Tongon plant. This has resulted in opening up additional areas for exploration particularly around the competent core intrusive of the Tongon Transfer Zone. Closer to the mine, extensive work was undertaken to evaluate the possibility for an economic underground operation at the Tongon NZ. Drilling in the fourth quarter indicated that at current gold prices this is unlikely. However, it did determine a geologically definable high grade component in the center of the NZ deposit. Work is ongoing to determine if this new model will have a material impact on deepening the $1,000/oz pit and adding additional ounces to Tongon.

Health and Safety

Four LTIs were recorded in 2017 resulting in a LTIFR of 0.84 per million hours worked compared to 0.21 for 2016. The LTIs were fully investigated and corrective and preventative measures were implemented. The mine’s 10 ‘safety lifesaving rules’, visible leadership and risk assessments prior to work done were emphasized.

The mine maintained its OHSAS 18001 certification after a successful audit in November 2017. The safety skills and knowledge of 60 mine personnel were further enhanced with training in the NEBOSH system, which equipped the team to identify risks effectively and improve the management of safety in their respective work areas. Risk assessments were again reinforced as the key prerequisite at the start of every task on the mine.

Twenty safety personnel across the Randgold group mines attended the NEBOSH IGC course held at Tongon and were certificated as part of their capacity building, enabling the team to perform more effectively in their various roles.

An intervention was made in malaria management and control as the MIR of 33% remained the same year on year. Following the 2017 entomological study recommendations, the strategy was modified as follows:

•	Changing the chemical spray used to prevent parasite resistance,
•	Extending the spraying program to the surrounding eight villages, and
•	Stepping up the distribution of quantity of long-lasting impregnated mosquito nets to the mine’s employees and community members.

Environment

Tongon mine maintained its ISO 14001 certification after a successful surveillance audit in November 2017. No major or significant environmental incidents occurred during the year.

As part of Tongon’s biodiversity offset strategy, the mine visited Comoe Park (a UNESCO listed national park in Côte d’Ivoire), to explore ways to contribute towards its conservation program. Following this visit, a biodiversity consultancy was appointed to assist the mine personnel to conduct a gap analysis and provide recommendations for its implementation. The consultancy brief was extended to develop a roadmap for Tongon’s biodiversity strategy. Interim results indicated that most steps required to align with international good practice and Randgold’s biodiversity commitment were already in place, and several more could readily be achieved with additional work and investment.

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The mine progressed with its rehabilitation program on available areas in 2017 while mining operations continued, rather than leaving this to the end of the mine’s life.

An extensive and passive natural wetland system was established and commissioned in the SZ pit area to improve the control of arsenic levels in solution. Results show a reduction in nitrates via the natural vegetation planted, a drop in sediments via the many still-pools installed and decreased arsenic in the water discharged into the environment via the natural occurring iron-containing laterite gravel, within permitted levels. The mine continues to monitor arsenic levels at the TSF and from both pits’ water discharge to the environment.

Human Resources and Industrial Relations

Tongon’s recruitment and localization strategy is designed to minimize the influx of outsiders into the area and any disruption to community life, while maximizing the benefits of the mine’s operations for the communities surrounding the mine. The principle of employing locally first and spreading recruitment between local villages is fundamental to the mine’s recruitment and localization policy. This is evident in the percentage of Ivoirians employed by the mine, now up to 97%. Currently 80% of the operational labor is from local villages. Tongon employs 659 personnel, excluding people employed by contractors, while the total manpower including contract workers is 1,756.

In January 2017, the mine experienced an illegal sit-in which took place over a week, with employees demanding annual ex gratia payments. The incident ended after management, supported by the local and national authorities, came to an agreement and negotiated a settlement with the workers. Tongon has, throughout its history, had to deal with the social and political complexities in the north of the country arising from a decade and half of conflict. In its ongoing efforts to heal some of the associated social challenges, the mine continued with its initiatives involving open engagement between Tongon’s workforce, the union, management and the community, in order to encourage a constructive and integrated social and work environment.

Tongon’s In-Reach program continued during the year as part of the overall Randgold strategy of reaching inwards to all mine employees including contractors, and building a ‘One Team, One Mission’ mindset and culture. The In-Reach programs objectives have been shared with all mine employees and contractors, and social events and actions are being rolled out. As part of this program, a social climate survey was conducted to review and improve internal communications, relations and work conditions. A code of good conduct was adopted by Tongon’s management team, union members and signed by all employees. There is now an initiative to share with sub-contractors to obtain their workers’ commitment to this initiative.

As part of Tongon’s succession plan, several training workshops were held for workers. These consisted mainly of engineering employees identified for promotion to higher levels of responsibility. In addition, all lower level employees were moved up in category following successful skills assessments.

The Tongon manpower complement increased mainly due to temporary workers, such as samplers and workers for the wetland project, and partly due to recruitment of key skilled Ivorian personnel. This coincided with the decrease in expatriate contractor numbers at the mine.

Tongon Manpower

	2017			2016
at December 31	Expats	Nationals	Total	Expats	Nationals	Total
Employees	15	644	659	15	625	640
Contractors	26	1,071	1,097	29	1,067	1,096
TOTAL	41	1,715	1,756	44	1,692	1,736

Community

Three minor grievances were recorded and resolved with the help of local authorities and the community.

The investment in the community for the year was primarily focused on the supply of potable water infrastructure in partnership with the government, mainly directed at Tongon village which received the largest water supply provision. In addition to this, since each community village now has a primary school, the focus in the field of education was on the construction of nursery schools with two being completed at Poungbe and Mbengue villages.

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Tongon’s goal that each of the eight surrounding villages should have a medical health clinic was realized with the establishment of a clinic at Kationron. The construction of the Mbengue surgical unit was completed during the year, and the NGO CURE was engaged to supply the required medical and surgical equipment.

Revenue generating projects, including the Tongon restaurant and bar and the Poungbe abattoir and butchers shop, are both nearing completion and formed part of the mine’s ongoing investment in the surrounding community.

Agribusiness infrastructure development continued with the supply of tractors and related garages, the installation of feed processing units to support poultry farming, egg production and pig breeding, as well as a maize farming project.

Kibali

Production results for the 12 months ended December 31	2017	2016
MINING
Tonnes mined (000)	36,522	31,879
Ore tonnes mined (000)	6,761	6,218
MILLING
Tonnes processed (000)	7,619	7,296
Head grade milled (g/t)	2.9	3.1
Recovery (%)	83.4	80.0
Ounces produced	596,225	585,946
Ounces sold	604,667	568,375
Average price received ($/oz)	1,248	1,248
Total cash costs[1] ($/oz)	773	736
Profit from mining activity[1] ($000)	287,676	291,101
ATTRIBUTABLE (45%)
Gold sales[1] ($000)	339,683	319,217
Ounces produced	268,301	263,676
Ounces sold	272,100	255,769
Profit from mining activity[1] ($000)	129,454	130,995

Randgold owns an effective 45% of Kibali with the DRC State and joint venture partner owning 10% and 45% respectively. The group equity accounts for its effective 45% joint venture holding in Kibali.

[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.

Reconciliation of non-GAAP measures to IFRS² for the 12 months ended December 31	2017	2016
$000:
Gold Sales
Gold sales per IFRS	339,683	319,218
Gold sales[1]	339,683	319,218
Costs
Mine production costs	166,493	151,945
Depreciation and amortization	123,679	102,718
Other mining and processing costs	24,507	24,339
Royalties	14,361	14,839
Movement in production inventory and stockpiles	5,032	(2,910)
Total cost of producing gold	334,072	290,931
Less: Non-cash costs included in total costs of producing gold:
Depreciation and amortization under IFRS	(123,679)	(102,718)
Total cash costs using the Gold Institute’s guidance[1]	210,393	188,213
Profit from mining activity[1] ($000)	129,454	130,995
Ounces sold	272,100	255,769
Total cost of producing gold per ounce ($ per ounce)	1,228	1,137
Total cash costs per ounce ($ per ounce)[1]	773	736

[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.

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²	The information presented in relation to the Kibali mine is consistent with the segmental information included in internal reports and reviewed by the group’s chief operating decision maker as detailed in Note 15 to the financial statements. The segmental information in respect of the group’s joint ventures is presented using the proportionate consolidation method for a joint venture to reflect the way information is reported to the board. The joint ventures are accounted for using the equity method of accounting under IFRS as the company holds rights to the net assets of the arrangements as a whole rather than rights to the assets, and obligations for the liabilities, relating to the arrangement.

The Kibali gold mine is located in the northeast of the Democratic Republic of Congo (DRC), approximately 220 kilometers east of the capital of the Haut Uele province, Isiro, 150 kilometers west of the Ugandan border town of Arua and 1,800 kilometers from the Kenyan port of Mombasa. The mine is owned by Kibali Goldmines SA (Kibali) which is a joint venture company effectively owned 45% by each of Randgold and AngloGold Ashanti, and 10% by Société Miniére de Kilo-Moto (SOKIMO). The mine was developed and is operated by Randgold.

Operations

The Kibali mine has been developed in two phases. Phase 1, which encompassed the KCD open pit operation and processing plant, the mine infrastructure (including a 36-unit high speed thermal power station) and the first of three hydropower stations, was completed in December 2014. Phase 2, comprising the underground mine development, including the vertical shaft, was commissioned at the end of the year and two additional hydropower stations, one of which was commissioned at the start of 2017 and the other is scheduled for commissioning in mid-2018, along with further satellite pit developments. Open pit mining started in July 2012 and commissioning of the oxide processing circuit began in the third quarter of 2013. Kibali poured its first gold in September 2013, ahead of plan, and started commercial production in the fourth quarter of 2013. Commissioning of the sulphide circuit began early in 2014 and production has steadily ramped-up since then with the mine now consistently exceeding its processing nameplate capacity.

In 2017, Kibali produced 596,225oz of gold at a total cash cost of $773/oz. Gold sales amounted to $754.9 million (100% basis) resulting in a profit from mining activity (before interest, tax and depreciation) of $287.7 million.

Capital expenditure for the year was $244.3 million (at 100%). The underground development and the shaft completion ($132.2 million), along with the completion of the second and start of the third hydropower station, were the key capital projects for the year. Capital expenditure was also incurred on the expansion of the Ultra-Fine Grind (UFG) capacity, deferred stripping at both Kombokolo and Pakaka satellite pits, the Gorumbwa Resettlement Action Plan (RAP) and rebuilds to the open pit mining fleet.

Mining and Production

Open pit mining

A total volume of 34.5Mt was mined from the open pits in 2017, including close to 5.0Mt of ore, an increase from the 33.9Mt mined in 2016. Mining from Pakaka and Kombokolo continued according to plan, while a pit optimization study resulted in rescheduling Gorumbwa to 2019 and bringing forward the KCD pushback 3, which was initiated mid-year. Pakaka, Kombokolo and KCD PB3 will all continue into the first quarter of 2018, with Pakaka replaced by Sessenge, the sixth satellite pit at Kibali, during the second quarter of 2018. A Pakaka pushback is planned for later in the mine life.

Underground mining

Underground mining continued to ramp-up during the year, with an ore production of 1.79 Mt, up 17% on the previous year. The completion and commissioning of the shaft infrastructure enabled its first beneficial use during the fourth quarter, with 118kt hoisted. The optimization of the shaft and materials handling system will be a key focus in 2018 to bring underground production up to full capacity, with a mining target of approximately 3.5Mt of ore for the year.

Processing, Plant and Engineering

Processing

Following the team restructuring and processing stabilization in the second half of 2016, the plant steadily improved during 2017 and operated consistently above its design capacity, treating 7.6Mt of ore for the year. This was achieved while increasing the sulphide feed until the fourth quarter, when the predominant feed was sulphide on both streams. Following the successful extension and commissioning of the UFG completed during the first quarter of 2017, Kibali was able to demonstrate substantial improvements in pumpcell dissolution with an increase in the proportion of KCD ore, contributing to a 4% overall recovery improvement year on year.

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Engineering and power supply

With continued improvement in planned maintenance, mill availability increased to 96% for the year, with a corresponding runtime of 94%, up from 93% in 2016. The commissioning of Ambarau, Kibali’s second new hydropower station at the end of the first quarter of 2017 was another milestone in the mine’s hydropower strategy. Despite the maximum power generation capacity increasing to 34MW, a dry year with lower than expected river flow resulted in higher power costs of $0.14/kWh (2016: $0.13/kWh). However, power costs during the wet season in the second quarter with all turbines running was $0.07kWh, demonstrating the potential for low cost, low emission power generation in a typical rainfall year. Azambi, the third and last hydropower station, will produce first power in mid-2018 with immediate full integration into the Kibali grid. Total power consumption was 316GWh in 2017 compared to 284GWh in 2016.

Construction

The concentrate fine grind capacity was increased in the first quarter of 2017, with four additional UFG mills and pumpcell capacity added to the circuit. This enabled the treatment of the increased sulphide content as underground volumes and deeper pits contributed most of the feed. A cyanide detox facility was constructed and commissioned during the year, enabling more efficient water use, with greater volumes of tailings water returned to the circuit. Construction of the next phase of the cyanide tailings storage facility was initiated during the last quarter, to increase the capacity for Cyanide In Leach (CIL) tails, and is scheduled for completion in third quarter of 2018.

The major construction project for the year was the Azambi hydropower station, which is on track for first power in mid-2018 as river levels rise, with the intake and Rubble Masonry Concrete (RMC) weir construction to start on the second phase river diversion in March 2018 during the lowest flow of the river.

Decline Development

The C-decline holed in July 2017, linking the declines with the shaft and providing flexibility in access and movement of equipment and material. This completed 4.5 years and 7.7km of decline development, with a maximum displacement of 0.16mm on the holing. The total development meters for the year was 12.97km, taking the total for the project to 47.6km.

Vertical Shaft System

All the shaft infrastructure was completed during the year, with the system fully commissioned in the fourth quarter, effectively completing the capital phase of Kibali. The underground capital phase included the completion of the first phase of the Roller Compacted Concrete (RCC) central haulage, which is required for the automated hauling of ore from the waste passes to the crusher coarse ore bins. The automated haulage was also commissioned in the fourth quarter but loader synchronization faults delayed the optimization and full capacity operation of the system which is planned for early 2018, following system software updates by the original equipment manufacturers, Sandvik. Additional installed infrastructure includes two underground 500t/h crushers, underground conveyors, the shaft itself as well as surface conveyors feeding the ore from the shaft to the plant.

KIBALI VERTICAL SHAFT RESULTS
12 months ended December 31	2017	2016
Off shaft development	1,257	3,116
Hoisted ore tonnes	118,120	-

KIBALI UNDERGROUND DECLINE RESULTS
12 months ended December 31	2017	2016
Ore tonnes mined	1,668,488	1,578,386
Development meters	11,721	13,182

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Exploration

Exploration focused mainly on three key objectives: mine plan flexibility, resource addition/replacement and new discovery. Rhino-Agbarabo-Kombokolo was evaluated further, leading to the identification of multiple discreet, plunging, high-grade shoots along the Kombokolo Hill banded Iron Formation (BIF). The potential to mine these shoots from underground is being assessed.

Following up on the updated model of KCD, a deep hole was drilled 600m down plunge from the known model, to test the BIF model associated with the 3000, 5000 and 9000 lode. The hole was a success, intersecting the BIF as projected along with an additional BIF below the 9000 lode, interpreted to link up-plunge to the Sessenge SW target on surface. A program to test this additional potential is planned for 2018.

On the new discovery front, Kalimva-Ikamva was drilled from the beginning of 2017 following up on the mineralization identified in earlier surface and sub-surface work. This work confirmed the potential of the target as a satellite pit. Work was also completed on the Oere, and Belengo target with encouraging results. In the south of the KZ trend, new targets were generated, among them the Zakitoko target, which has been the subject of field work in the last quarter of the year and which has returned strong lithosample results over strike length of 6kms.

Health and Safety

One of Kibali’s hauling contractors suffered a truck collision during the year, resulting in a double fatality. Kibali had six LTIs during the year, an increase of one LTI, bringing the LTIFR to 0.63 compared with 0.44 the previous year.

Emphasis was placed on individuals taking responsibility for safety through Tool Box Talks and one-on-one counselling. Increased training of contractors and supervisors across the organization, together with awareness campaigns in conjunction with the union, were implemented in the last two quarters.

The malaria incidence rate deteriorated slightly with an MIR of 28% for the year, up from 26 % in 2016, mainly due to a spike during the height of the wet season between May and July. A review and revision of the residual spraying regime and insecticides used is expected to address this in 2018.

Environment

Kibali underwent a successful certification and conversion of its environmental management system to the updated ISO 14001:2015. No major or moderate environmental incidents were recorded and biodiversity results from an aquatic survey indicated significantly improved indices. Support for conservation in Garamba National Park continued for the third year and interaction with Kibali environmental representatives was initiated. The closure liability assessment resulted in an increase of 3% due to new infrastructure in the plant (detox ponds and UFG) and expansion of the waste rock dumps.

Human Resources and Industrial Relations

Constructive labor relations were maintained with the unions and workforce during the year and there were no disruptions to operations resulting from industrial action. The roll-out of the group In-Reach program enhanced communication and opened channels for improved understanding among the workforce. With the work program intensifying at Azambi, build-up of the underground owner’s team, start of the TSF lift project as well as additional Congolese contractors appointed in open pit mining, the total workforce including contractors increased to 5,377 from 5,048 in 2016. The total number of Kibali employees was 901 and in line with Randgold’s strategy, the mine continued to focus on host country employment and skills transfer, steadily increasing the Congolese component to more than 91% of the manpower.

Kibali Manpower

	2017			2016
at December 31	Expats	Nationals	Total	Expats	Nationals	Total
Employees	108	793	901	105	664	769
Contractors	352	4,124	4,476	409	3,870	4,279
TOTAL	460	4,917	5,377	514	4,534	5,048

Community

There was prolonged political uncertainty in the DRC during 2017 and the long-delayed elections triggered public demonstrations in some parts of the country. However, in Durba (the nearest town to the mine) and surrounding communities, the situation remained calm as the mine proactively maintained a meaningful stakeholder engagement with local communities.

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The mine continues to invest in community infrastructure development with a large scale water distribution program, health care centers, schools and recreation facilities funded during the year. Vocational and technical programs for youth, summer soccer and educational clinics, a women’s leadership program, HIV screening and counselling and malaria awareness are some of the initiatives supported by the mine through local NGOs.

The mine also invested in alternative livelihood projects and agricultural development initiatives. Poultry, livestock and community maize farms, fisheries and a cocoa tree nursery were successfully implemented by local entrepreneurs, while the large scale palm oil and processing project has been delayed pending an improvement in the DRC investment climate.

Morila

Production results for the 12 months ended December 31	2017	2016
MINING
Tonnes mined (000)	2,291	-
Ore tonnes mined (000)	502	-
TSF material processed (000)	4,940	1,760
MILLING
Tonnes processed (000)	5,453	3,774
Head grade milled (g/t)	0.6	0.6
Recovery (%)	67.2	79.4
Ounces produced	70,019	54,022
Ounces sold	67,812	52,296
Average price received ($/oz)	1,269	1,245
Total cash costs[1] ($/oz)	988	1,113
Profit from mining activity[1] ($000)	19,108	6,867
Attributable (40%)
Gold sales[1] ($000)	34,429	26,034
Ounces produced	28,008	21,609
Ounces sold	27,125	20,918
Profit from mining activity[1] ($000)	7,643	2,747

Randgold owns 40% of Morila with the State of Mali and joint venture partner owning 20% and 40%, respectively. The group equity accounts for its 40% joint venture holding in Morila.

[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.

Reconciliation of non-GAAP measures to IFRS² for the 12 months ended December 31	2017	2016
$000:
Gold Sales
Gold sales per IFRS	34,429	26,035
Gold sales[1]	34,429	26,035
Costs
Mine production costs	19,180	16,427
Depreciation and amortization	6,592	3,785
Other mining and processing costs	6,202	6,026
Royalties	2,064	1,544
Movement in production inventory and stockpiles	(660)	(709)
Total cost of producing gold	33,378	27,073
Less: Non-cash costs included in total costs of producing gold:
Depreciation and amortization under IFRS	(6,592)	(3,785)
Total cash costs using the Gold Institute’s guidance[1]	26,786	23,288
Profit from mining activity[1] ($000)	7,643	2,747
Ounces sold	27,125	20,918
Total cost of producing gold per ounce ($ per ounce)	1,231	1,294
Total cash costs per ounce ($ per ounce)[1]	988	1,113

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[1]	Refer to explanation of non-GAAP information provided in the section “—Non-GAAP information” above.
²	The information presented in relation to the Morila mine is consistent with the segmental information included in internal reports and reviewed by the group’s chief operating decision maker as detailed in Note 15 to the financial statements. The segmental information in respect of the group’s joint ventures is presented using the proportionate consolidation method for a joint venture to reflect the way information is reported to the board. The joint ventures are accounted for using the equity method of accounting under IFRS as the company holds rights to the net assets of the arrangements as a whole rather than rights to the assets, and obligations for the liabilities, relating to the arrangement.

The Morila gold mine is situated some 280 kilometers southeast of Bamako, the capital of Mali, and 900 kilometers to the north of the port of Abidjan in Côte d’Ivoire. The mine and associated mining lease is owned by Société des Mines de Morila SA (Morila), a joint venture company held by Randgold (40%), AngloGold Ashanti (40%) and the State of Mali (20%). The mine is operated by Randgold.

Mine closure was originally scheduled for 2013 but retreatment of the TSF material, mining of the Domba satellite pit and an agreement to acquire Birimian Limited’s Ntiola and Viper targets, have extended the life of mine to 2020.

Work continues on the development of commercial agribusiness to provide sustainable economic activity in the area once the mine closes.

Operations

Morila has produced more than 6Moz since mining started from the open pit in 2000. After the first conversion of the mine to a stockpile treatment operation in 2009 and the completion of the pit pushback program initiated in 2013, the mine was again resized to treat its mineralized waste stockpiles from mid-2015 and then converted to a TSF reclamation operation in the second half of 2016. The Domba project is located 8.5km from the plant within the permit area. Mining of the oxide portion of the deposit started in September 2017. The Ntiola and Viper targets are located 24km from the plant outside the current Morila permit area and mining of these deposits is planned for 2018 pending receipt of the necessary permits.

In 2017, 70,019oz of gold was produced, up 30% on the prior year as a result of the higher throughput achieved by processing TSF material and the oxide ore of Domba. The mine continued its rehabilitation and closure plan and a total of 7.8Mt of low grade waste material from the TSF was hydro-sluiced to the pit.

As a result of the higher grade fed from the Domba deposit and the increased tonnage of TSF material processed, total cash costs decreased to $988/oz compared to $1,113/oz in the previous year.

Gold sales amounted to $86.1 million (100% basis), up 32% on the previous year, leading to a significant increase in the profit from mining activity (before interest, tax and depreciation) to $19.1 million for the year compared to the $6.9 million in 2016.

Capital expenditure for the year of $1.9 million (at 100%) was related to the feasibility work on the Ntiola and Viper projects (2016: $2.1 million).

Mining and Production

Reclamation of the tailings storage facility produced 4.9Mt of slurry material which was reprocessed through the plant in parallel with the hydro-sluicing of waste material to the pit. Production was mainly focused on the higher grade eastern wall until its depletion before moving to the basin material. The coarse wall was reground in the milling section of the processing plant prior to leach recovery while the decapping operation continued to expose the basin material which was directly fed to the leach circuit, allowing the ball mill operation to be stopped to further reduce costs.

The mine reached an agreement with a commission representing the local community to exploit the Domba deposit and a relocation program was completed to rehouse certain families from the exclusion zone. A local Malian civil works company was used for the mining and construction as part of the mine’s commitment to develop and transfer mining skills in the country.

The mining operation started in September and a total of 2,291kt of material was mined including 502kt of ore at an average grade of 1.8g/t. The open pit mine is scheduled for completion in the first quarter of 2018, allowing the rehabilitation program to start during the course of the year.

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Processing, Plant and Engineering

Processing

Throughput increased during the year by 44% to 5,453kt (2016: 3,774kt) at a rate of 666tph as a result of the high feeding rate of the TSF material for the first eight months of the year and the processing of Domba oxide ore over the last four months of the year. Changes were made in the plant to enable a rapid switch from open pit material treatment through the mill to TSF material feeding through CIL with higher volumes and to allow for the recycling of the excess water.

Domba material was fed through the oxide crusher while the hard rock crushing circuit was placed under care and maintenance awaiting the Ntiola fresh ore feed expected in the second quarter of 2018.

Engineering and power supply

The plant availability improved to 95.2% for the year (2016: 90.2%) after implementing an enhanced maintenance program, which included replacing the ball mill and CIL gearboxes and overhauling three of the medium speed power generators.

Total power consumption of 98.93GWh decreased by 5% from the previous year (2016: 104GWh) as result of a program to optimize the generation of power based on production. This was generated at a fuel efficiency of 0.235l/kWh.

Health and Safety

No LTI was recorded during the year compared to one in the prior year. The LTIFR was zero compared to 0.56 in 2016. The mine retained its OHSAS 18001 certification following an external audit in February.

The malaria incidence rate dropped to 11% during the year, a 15% decrease from the previous year. This was achieved by the mass drug administration program extended to five months compared to three months in the prior year. More than 1,200 people were tested for HIV and the prevalence rate was 0.3%. A study was initiated to assess the impact of recent mining activity on communities and the result is expected in early 2018.

Environment

Morila has retained its ISO 14001 certification with no major environmental incidents being experienced. The environmental permit for the Domba project was received during the year.

25ha of land has been rehabilitated as per the rehabilitation and closure plan. Local community members were employed to apply mulching on 71ha of the tailings dam to prevent dust emissions. An additional 4,400 trees were provided to the regional forestry department for planting on 22ha in the surrounding communities of Sanso and Domba. Regular closure workshops were held with the communities and government representatives. A plan for converting the mine into an agripole was submitted to the government for approval as a closure strategy and authorization is expected in 2018.

Human Resources and Industrial Relations

Total manpower recorded at the end of the year was 372, excluding 444 people employed by contractors, of which 99% are Malian. During the year the industrial relations climate was stable despite SECNAMI’s national strike which did not affect the Morila operation. The mine continued with its downsizing exercise in line with cessation of mining activities and the planned closure.

Morila Manpower

	2017			2016
at December 31	Expats	Nationals	Total	Expats	Nationals	Total
Employees	-	372	372	-	372	372
Contractors	3	441	444	4	400	404
TOTAL	3	813	816	4	772	776

Community

Overall the mine maintained a good relationship with the surrounding community throughout the year, and regular meetings were held with the community development committee to disclose project information including the Domba mining project and decide on the community development projects to be sponsored by the mine. Projects implemented include:

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•	Construction of three boreholes in the Sanso women’s market gardens.
•	Introduction of 20 community trainees to the operation.
•	Construction of a water supply system at Morila village.

A tripartite protocol between a local NGO, Morila, and the townhalls of Sanso and Domba has been signed to promote the economic empowerment of women through activities such as market gardening. A training session on hygiene and sanitation in collaboration with a local environmental department was conducted in the surrounding villages to improve living conditions.

The Domba Resettlement Action Plan (RAP) was completed and 27 households were relocated to new houses with compensation for all affected farms. Some of the agreed community projects have been completed and others are still in progress. These include:

•	Installing 20 solar powered street lights.
•	Revamping of the local clinics and an ambulance ordered.
•	Completing the classroom in the library and supplying school material to Domba and Sanso.
•	Equipping the borehole with a solar system for the market garden.

Development and maintenance of a water supply system in the village is ongoing.

Agribusiness

As part of the strategy to facilitate and endorse the Morila agricenter project, the key closure committee members and local authorities visited the Songhai agriproject in Benin. Following the visit, unanimous support was given for the project by authorities with a recommendation that the government approves it.

Massawa Gold Project

The Massawa project is a grassroots exploration discovery located on the Kanoumba permit in eastern Senegal. Randgold owns 83.25% in partnership with a Senegalese company who owns 6.75%, after providing for the State of Senegal’s right to a non-contributory 10% share of any mine developed on the property. The project is located about 700 kilometers south east of the capital city of Dakar and approximately 90 kilometers due west of Randgold’s Loulo operation in Mali.

The Massawa feasibility project is being progressed towards a final development decision which includes its potential to meet Randgold’s internal investment filters. These investment criteria include 3Moz of mineable gold reserves capable of delivering an IRR of 20% at $1,000/oz for the project. Currently the project includes open pitable reserves from four orebodies, namely Massawa Central and Northern Zone, Sofia and Delya. The project currently falls slightly short of our key hurdles and work is focusing on testing the potential of the high grade portion of the Central Zone (CZ) orebody and the surrounding satellite deposits of KB, Kaviar and others. Results from the CZ and satellite targets have recently highlighted some exciting potential for high grade mineralization.

The Massawa project is located within the Kedougou-Kenieba inlier which is underlain by Lower Proterozoic Birimian metasedimentary-volcanic sequences. Regionally it is located on the plus 150 kilometer long northeast/southwest trending Main Transcurrent Shear Zone (MTZ) which is a significant transcrustal dislocation between the Mako Supergroup (basaltic flow rocks, minor intercalated volcaniclastics, and ultramafic sub-volcanic intrusions) and the Diale-Dalema Supergroup (volcano-sedimentary to sedimentary rocks). Mineralization at Massawa occurs in various lithologies but is structurally controlled within anastomosing shears which exploit the contact between volcanic, sedimentary and intrusive lithologies.

Evaluation work on the Massawa project continued through the year focusing on the Massawa, Sofia and Delya orebodies. The non-refractory Sofia deposit, located 11km west of the Massawa deposit, has been extended to include the Sofia North extension and now contributes a total of 5.9Mt at 2.9g/t for 0.54Moz of ore reserves. The mineralization remains open to the north and south of Sofia and further exploration is underway to determine if these reserves can be expanded.

The Delya satellite deposit was infill drilled and confirmed 0.60Mt at 4.8g/t for 0.092Moz of ore reserves.

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Pilot scale metallurgical testwork commenced on the CZ orebody with two of four pilot plant tests completed. Each test comprises a 2.5t composite sample collected from all RC sample intersections modelled within the mineralization in a 15m by 10m drilled block.

Results of the first two pilot plant programs have confirmed the following:

•	The closer spaced drilling has confirmed a complex array of anastomosing shears which range in width from 1m to 12m, being continuous over the strike of the block.
•	The RC drilling has returning significantly higher grades than the original diamond core drilling.
•	The Leachwell assay method has returned a 10% higher grade across all grade ranges compared to the fire assay method.
•	The back calculated grades from the two 2.5t pilot plant samples have confirmed the higher grades reported from RC sampling and the Leachwell assay method.
•	Both blocks have returned high gravity gold recoveries of +55%.
•	Both blocks have reported overall gravity plus whole leach recoveries of +80%.

Bio–oxidation pilot plant testwork has progressed on the Massawa Northern Zone (NZ). Flotation optimization and pilot bio-oxidation results indicate that an overall recovery of 88% is achievable. Batch scale bio-oxidation tests have confirmed that similar overall recoveries are likely from the Delya fresh ore.

Based on the latest improvements in the geological and metallurgical models, a mining scenario analysis is being undertaken to understand the optimal mining approach to maximize the value of the ore. This includes a tradeoff between grade, dilution and ore selectivity.

Environmental and social baseline studies have been completed and these will be used to identify the potential impact of the project to the area and define mitigation measures to implement.

Exploration

Exploration this year focused on pursuing multiple priority targets with the aim of identifying both upside potential and adding further reserves to meet the economic filter of 3Moz. A strategy of aggressive exploration is in progress on 11 priority targets around the Massawa deposit, with positive results already forthcoming from initial drilling on the KB and Kaviar targets that are located south west of the Massawa orebody.

EXPLORATION REVIEW

2017 was a year during which Randgold made significant progress on its brownfields work, where strong results in particular at Loulo and Kibali continued to highlight the potential to replace our mining depletion. The company progressed the Massawa project in Senegal and expanded its greenfields work with new partnerships and with fieldwork starting on new projects in Mali, Côte d’Ivoire and DRC. Randgold’s landholding increased to 15,260km2 (2016: 14,000km2) of prospective Proterozoic and Archean greenstone belts, adding new targets to the base of the resource triangle. With a total portfolio of 157 exploration targets, its focus continues to be the delivery of world-class projects which pass Randgold’s investment filters. Currently exploration is being carried out in the Birimian rocks of Eastern Senegal, Mali and Côte d’Ivoire, while in Central Africa teams are active across north eastern DRC.

Mali

Loulo

Following success in recent years in extending the Gara deposit down plunge, strong exploration results this year from both Yalea and Loulo 3 meant that these projects were prioritized over other brownfields targets at Loulo.

Exploration models at Yalea have, for some time, highlighted the opportunity for high grade southern extensions to the main orebody and in particular the development of Purple Patch type, high grade ore where strain transfers across the main orebody between less competent lithologies in the hangingwall and footwall. This year, drilling across the Yalea south transfer zone targeted two separate areas. The work at the Yalea Plunge target builds on strong intersections at the southern margin of the existing model, such as: YaDH21 - 26.4m @ 11.23g/t from 552.4m; and YaDH22 - 38.4m @ 4.55g/t from 504.5m. The first hole, situated 300m south of the existing model, targeting the plunge, intersected: YDH274 - 35.3m @ 19.85g/t from 738.2m, true width (TW) 9m. Subsequent drilling in the plunge target returned strong intercepts of: YaDH42 - 38.7m @ 9.75g/t, TW 9.8m; and YaDH42 -17.0m @ 12.27g/t, TW 4.4m, and results of the five holes drilled in the target to date have a weighted true width of 12.8m (range 4.4m to 30.7m) and an average grade of 11.6g/t. Further drilling down plunge confirmed that the target extends to approximately 500m strike length before pinching out due to a change in the footwall lithologies.

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Meanwhile, exploration drilling at depth at the Yalea Intersection target confirmed continuity of a panel of mineralization with YDH276 returning 5.4m @ 4.5g/t from 1,131m (TW 3.8m). These targets continue to be a focus for exploration while attention also turns to the next priority targets to the immediate north of the deposit.

Early in the year, at Loulo 3, two drillholes testing a dilational jog model below the current pit returning: 2.7m @ 3.73g/t; and L3DH113 - 5m @ 9.18g/t and 2.0m @ 6.8g/t, confirming geological potential at depth. Further results from drilling during the year have continued to confirm the model of high grade mineralization in two sub-parallel structures (MZ1 and MZ2) at their intersection with the principal Yalea structure. Drilling has confirmed the high grade shoot remains open beyond 550vm below surface and measures 300m in strike. Revised weighted average intersections (true width) are 4.6m @ 10.3g/t for MZ1 and 7m @ 7.13g/t for MZ2, and drilling is ongoing to test the extensions to the high grade mineralization.

Moving to greenfields exploration, weak results were returned from the Saba target to the North of Gara. Surface exploration over the remaining 4.1km of mapped strike north of the permit boundary is planned, however work at Saba is on hold while the team finalizes updates to interpretations and re-ranks targets within the portfolio.

Further work was carried out during the year on other targets, such as Falémé, where the potential southern extension of the Gara system has been traced and will be drill-tested in 2018, while work is still in progress on the reassessment of the Gara West deposit, where the open southern extension to higher grade mineralization has been identified for follow-up in 2018.

Gounkoto

During the year, exploration work on the extensions of the main deposit were concluded, some seven years after its initial discovery, and the team reverted to early stage work where targets are being generated along inferred structures.

At Faraba North, scout trenching intersected several zones of mineralization confirming multiple, narrow, steeply-dipping silica-carbonate shears that host mineralization. Shallow RC drilling returned higher grade intercepts from a haematite zone in the hanging wall of the system (FARC619: 5.5m @ 3.73g/t and 7m @ 5.38g/t) and further infill drilling is planned to evaluate this in 2018.

At Faraba West, on the Domain Boundary, high grade intercepts from previous trenching (FT42Ex: 13.6m @ 6.98g/t) and drilling (FADH016: 2.9m @ 5.44g/t) were followed up. The Domain Boundary is a structural discordance seen in the Gounkoto deposit, which is interpreted to have an intimate relationship with mineralization although this is not yet fully understood. RC drilling delivered strongest results beneath the trench, with FARC640 returning 6m @ 5.64g/t in the hangingwall of the domain boundary, 8m @ 0.99g/t (on the domain boundary), and 8m @ 2.94g/t from 88m (including 5m @ 4.48g/t from 88m) and 28m @ 2.13g/t from 100m (including 6m @ 3.2g/t and 3m @ 3.74g/t) from two interpreted footwall mineralization zones which dip to the west, sub-parallel to the drillhole. A twin diamond hole has confirmed the model with a clear angular discordance observed at the albite altered Domain Boundary. Work will continue to trace and test this target along strike at this key structure 2km from the Gounkoto pit.

Bakolobi JV (Taurus Gold)

Work on the Bakolobi permit under the joint venture with Taurus Gold was paused for a significant part of the year as Taurus Gold went into liquidation. The situation was resolved shortly before the wet season, delaying drilling until October.

At Gamaye, the completion of wide spaced RC drilling on the southern part of the structure beneath thick laterites succeeded in intersecting high grade mineralization with GARC048 returning 19m @ 8.98g/t (from 55m) including 6m @ 25.6g/t associated with strong silica-albite, and sericite alteration overprinted by hematite and chlorite alteration with strong disseminated Pyrite mineralization. Second hole GARC50, located 400m further to the south, intersected similar mineralization at depth with 16m @ 2.95g/t from 187m, including 3m @ 10.67g/t. Infill drilling is planned for the first half of 2018.

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At Dioula, the shallow RC program completed in the southern part of the structure extended the stronger grade in the target over 200m strike with an intersection of 34m @ 2.01g/t (from 30m) including 7m @ 8.31g/t (DLRC0052). Four diamond holes drilled at depth at Dioula confirmed the system but failed to intersect significantly stronger mineralization.

Further work is planned to infill the high grades at Gamaye while further testing the Kolinguida target beneath transported gravels in the west of the permit.

Bena License

On the Bena permit to the immediate south of Gounkoto, reinterpretation of the Sinsinko Main target identified a prospective zone where artisanal miners exposed saprolite hosted mineralization that exhibited some structural complexity which had not been fully tested.

Four diamond drillholes were completed but results were generally weak with best intersection from the northern hole SNDH005 intersecting 12.6m @ 1.26g/t from 86.7m including 3.2m @ 2.24g/t within weak to moderately altered pink quartzite and altered breccias. Further evaluation of a low grade target of 1g/t to 1.5g/t which may be able to be trucked to one of the local plants, is ongoing.

Massakama JV (Alecto Minerals)

Work on the two Alecto minerals permits this year has consisted of mapping and sampling and follow-up pitting and trenching. Results have been weak and have not identified a significant mineralized system.

Along strike to the NW of the Alecto project, two other joint ventures were concluded, with Randgold earning into 90% of both. Soil sampling, mapping and lithosampling were completed over the permits of Ouiaga and Diangounte West, which have generated targets for follow-up in H1 2018.

Elsewhere in Mali, Randgold was granted two exploration permits in the south of the country where initial work will begin in 2018, while at Morila the feasibility studies on the Viper and Ntiola satellite deposits were completed.

Senegal

All work completed in Senegal this year has been on the Massawa project. This is likely to be Randgold’s next mine development and is a robust project with reserves of 2.7Moz. The exploration team is focused on defining the potential for additional reserves of 300koz to push the project past the required hurdle of 3Moz.

A close-spaced RC drilling program has been in progress through the year at the Central Zone with bulk sampling for pilot plant testwork.. In addition, we completed the evaluation of Sofia. The definition of this high grade, non-refractory mineralization at Sofia is one of the key developments on the Massawa project.

Along strike from Sofia Main is Sofia North. Early infill trenching and RC drilling this year defined a 600m long zone of elevated grades with an average width of 15m and grades between 2g/t and 3g/t. Significant results from the trench program include: SFTR058 - 15.2m @ 5.02g/t and 10m @ 2.15g/t; and SFTR056 - 19.7m @ 2.02g/t. An infill RC and diamond drill program was completed over the full strike of the Sofia North target including a 30m by 30m infill program over the 600m strike high grade zone. Significant results from the RC drilling confirmed the elevated grades and thicknesses in this part of the deposit: SFRC201 - 17m @ 5.12g/t from 86m including 10m @ 7.71g/t and 15m @ 3.39g/t from 112m including 8m @ 4.52g/t; and SFRC203 - 33m @ 3.36g/t from 22m including 7m @ 9.10g/t which were incorporated into the updated evaluation of this pit.

Towards the end of the year trenching and wide spaced RC drilling at Matiba, the northern strike extension of Sofia North, confirmed that the newly interpreted target structure is located to the east of historical work over a strike of 4km. An infill drilling program along the full strike of the target was initiated with the aim of locating the small <300m strike high grade zones typical of the Sofia system. Observations from drill chips are encouraging, with zones of alteration and disseminated pyrite mineralization intersected along the target. All results are pending.

The Delya satellite is 18km along strike to the NE of Massawa and, like Massawa North, features sulphide mineralization which is refractory. An infill-drilling program this year has confirmed the strong grades in the non-refractory oxides over a 1.3km strike length. A selection of results in the high grade shoot includes DLRC034 - 14m @ 5.29g/t from 132m; DLRC035 - 10m @ 9.66g/t from 67m; and DLRC038 - 20m @ 5.73g/t from 44m. Results from the trenching were also good and illustrate the high grades in the shallow oxides over a 500m strike length. Highlights include: DLTR0022- 6.4m @ 7.63g/t; DLTR023 - 18.2m @ 7.29g/t; and DLTR024 - 14.6m @ 5.24g/t.

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The structure hosting Delya extends in both directions along strike and this has already been confirmed over 2km by drilling to the south of the main target. Historical RAB lines intersected significant mineralization of: DLRAB030 - 15m @ 6.65g/t; DLRAB049 - 9m @ 3.44g/t; and DLRAB039 - 6m @ 2.76g/t. Further trenching and drilling is planned on the Delya extensions to define zones of high grade mineralization.

On the KB and Kaviar targets, positive results from field observations and lithosampling confirmed the potential for significant gold mineralization and confirmed multiple ENE structural trends being exploited by artisanal miners. Highlights include 4.64g/t, 4g/t, 3.38g/t and 2.01g/t from lithosamples associated with exposed areas of significant carbonate ± silica alteration with visible sulphides ± quartz-carbonate veining. Observations from ongoing drilling are confirming 250m strike continuity of alteration and mineralization on one structure where historical drilling intersected 6.8m @ 5.2g/t from 65.8m and 5.5m @ 4.6g/t from 99m (KB99004D). On a separate structure drilling is in progress along strike from a diamond hole drilled in the fourth quarter of 2017 (KBDDH009) which intersected 7.8m @ 2.79g/t from 84.5m, 1m @ 22.4g/t from 127m and 2.8m @ 1.21g/t from 193.5m.

Further drilling is planned on the Kawsara, Makana and Kaliana targets in the first quarter of 2018.

Bambadji

Following lengthy negotiations with the Senegalese government, the new convention was submitted to the Ministry of Mines at the end of the year and Randgold expects to restart work at Bambadji in 2018.

Côte D’Ivoire

Nielle

With four years LoM remaining, the priority at Tongon is to discover and develop large tonnage satellite deposits. Thanks to the cheaper gridpower at Tongon and the fact that Tongon has repaid its shareholder loans, the mining of relatively low grade orebodies is feasible across the Nielle permit.

Further work was completed on Seydou East, Jubula and the Gap Zone, all to the NE of the Tongon deposits. The work indicated that the targets have the potential to host minor (<50koz) deposits in narrow discontinuous shear zones and as such they are not a priority for exploration and have been downrated for the time being.

At the Tongon North Zone deposit, a complete structural review of the deposit was undertaken which led to the generation of a number of deeper targets beneath the pit where little historical drilling has been carried out. A range of targets was tested but none returned strong enough results to warrant any follow-up work.

Across the permit, further studies highlighted the northern end of the Competent Core granodiorite, the Tongon-Nafoun East arsenic trend and the Nafoun-Delta western margin trend as three priority areas for further exploration. In the competent core, the Shadow and Kadjolo targets were identified around an intrusion with very similar age and geochemistry to the Tongon Granodiorite. They are also located within the same corridor of NNE striking orogen oblique structures that Randgold interprets to be deep transcrustal faults. Work on these targets has identified a number of ‘Tongon-like’ features, including skarn alteration in outcrop. Gradient array IP surveys were completed this year over both areas to help define targets for additional trenching and drilling. At Nafoun East, two trenches were excavated returning significant intersections of: NET011 - 27.70m @ 1.34g/t from 36m; and NET012 - 45m @ 1.77g/t from 34m, including 28m @ 2.52g/t, confirming mineralization over a 200m strike, forming three exciting targets for follow-up work in 2018.

Boundiali

Work continued this year on the regional structures along the Fonondara corridor, a 50km long system of faults that form the boundary between a volcanic belt and a sedimentary basin. Extensive pitting on anomalies along this trend has been carried out this year with many areas returning anomalous results over significant widths, such as Nata and Baya where a broad zone of mineralization of 200m width averaging 0.3g/t was defined.

A phased program of drilling has been carried out over the main part of the Fonondara target following up on the initial weak results reported last year. The results of this year’s program tested targets around artisanal workings, often on flexures of the main structure which previous drilling missed, and has returned strongly mineralized intersections, including: 10m @ 3.58g/t from 55m; 11m @ 4.71g/t including 8m @ 6.32g/t from 66m; 10m @ 9.59g/t including 4m @ 23.20g/t from 55m; and 11m @ 18.73g/t including 9m @ 22.75g/t from 92m.

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This drilling extended the Fonondara target to 9km, intersecting a hydrothermal system up to 350m wide consisting of anastomosing carbonaceous shears with at least three styles of mineralization. However, outside this, the geometry of the mineralized system is complex, with multiple bifurcating structures diverging and converging, creating a range of tight plunging shoots in an array of orientations at their intersection. As a result, the mineralization at Fonondara is unlikely to be exploited through a large pit but more likely as a system of smaller pits. Further drilling to confirm the nature of these shoots is to be carried out in the first quarter of 2018.

Meanwhile, the exploration focus remains on the prospectivity of the 50km long Fonondara structure. Therefore, in addition to Fonondara, the team has prioritized a portfolio of additional targets which will be evaluated through 2018. Sani, for example, is 30km to the north of Fonondara and features a wide zone of low grade mineralization. The target remains open to the south and first results from the fourth quarter drilling confirm the thick mineralized system previously defined in the target with 83m @ 0.94g/t from surface, including 23m @ 2.29g/t from 48m in SANRC001. 500m to the south, SANRC002 returned 6m @ 15.72g/t from 1m. Drilling is still in progress to extend this mineralization. In the first half of 2018, a detailed airborne VTEM survey is planned over the Fonondara structure to assist with targeting and interpretation.

Mankono

Gbongogo Main is a mineralized diorite with the potential for a large low grade target. Work to identify the extension of this mineralized system beyond the limits of the intrusion was the priority in 2017.

Six trenches were excavated over mineralized lithosamples, 320m south of the main Gbongogo intrusion exposing a wide alteration system associated with brittle and ductile deformation, flat and steep quartz-tourmaline veins, strong brecciation, silica, and ankerite and tourmaline alteration. Trench intersections received from this corridor include: GBTR041 - 18.5m @ 8.29g/t including 3.3m @ 44.77g/t; GBTR043 - 39.4m @ 1.78g/t including 23.4m @ 2.68g/t and 15.3m @ 3.68g/t and trench GBTR046 with a strong zone of mineralization of 16.1m @ 6.76g/t including 4.1m @ 5.0g/t hosted in the sheared and tourmaline altered amphibolite dyke and 7m @ 10.94g/t from a strong quartz-tourmaline-pyrite shear affecting the contact between the intrusive and the sediment.

A program of five diamond drill holes was completed beneath the strongly mineralized trenches towards the end of the year. Results from the first four holes have confirmed the continuity of geology, mineralization and alteration, but grades are lower than those seen in the trenches. Results from that drilling include: GBDDH013 - 10m @ 1.03g/t from 240.8m; 16.3m @ 1.07g/t including 1m @ 4.32g/t and 1.1m @ 3.88g/t; GBDDH014 - 37m @ 1.15g/t including 5.5m @ 3.21g/t from 170.2m and 4.6m @ 2.64g/t from 179m; and GBDDH015 - 12.7m @ 2.15g/t from 205.3m including 3.9m @ 5.34g/t. The alteration system is up to 160m wide and is composed of silica, ankerite, tourmaline and disseminated pyrite. However, the key control of the mineralization at Gbongogo south is the quartz tourmaline veining and/or the tourmaline alteration, with the mineralization being stronger where the veins have undergone shearing or folding. The Gbongogo South system is still a priority target due to the scale of the alteration system and the multiple styles of mineralization and work will continue to infill and step out along strike. At the same time, a number of large sub-parallel anomalies are being tested at surface.

A second phase of diamond drilling has also started on the Gbongogo Main target to investigate the continuity at depth of the intrusive within the conceptual $1,000 pit shell. Two holes have confirmed the northern lobe of the mineralized intrusion with an average thickness of 94m at +200m vertical depth with strong quartz tourmaline veins, sulphides and alteration. The first hole GBDDH017 returned 92.7m @ 0.82g/t including 20.2m @ 1.92g/t, which is a lower grade than shallower holes but is drilled parallel to the mineralized veins. Further results are pending.

Towards the end of the year, a new joint venture was signed with Endeavour Mining to jointly explore the Mankono and Sissedougou permits. The joint venture is 70:30 in Randgold’s favor and Randgold is the operator. Field traverses and core reviews have begun on Sissedougou, which is contiguous to Mankono and hosts the extensions of the Gbongogo system, to build a geological framework prior to a VTEM survey being flown in the first half of 2018. Sissedougou contains multiple, largely untested, strong soil anomalies, some of which have been observed to be affected by the same tourmaline alteration system as Gbongogo up to 25km away.

Newcrest JV

A new joint venture with Newcrest Mining was signed during the year. The joint venture company is a 50:50 venture to explore in the SE of Côte d’Ivoire where the prospective structures from southern Ghana extend. The JV company has secured a number of permits and has started regional traverses and sampling to build up regional and permit scale models.

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Fapoha

A pitting and trenching program was completed over the Fapoha West targets defining two main anomalous trends. This anomalism is mostly located at the weakly sheared contact between the volcanics and mafic intrusives and grades are weak. Neither of these trends has the potential to host significant mineralization.

Elsewhere Randgold has completed mapping and soil sampling over its portfolio of regional permits, generating a range of identified targets for follow up work.

Democratic Republic of Congo

Kibali

At Rhino NE, RC drilling confirmed two projected mineralized lenses with a weighted average of 8.4m @ 1.94g/t over a strike of 60m for lens 1 and 6m @ 1.23g/t over 60m for lens 2. Drillhole RHDD0011, drilled 120m down plunge from the Rhino oxide pit, returned 16.9m @ 3.18g/t from 134.1m including 4.2m @ 10.8g/t and 9.9m @ 1.77g/t, confirming open mineralization. At Agbarabo East, ADD014 tested 100m down plunge from the high grade RC intersections close to surface and intersected the down plunge continuity of Agbarabo footwall lens returning 12m @ 4.39g/t from 175.4m, and 10.1m @ 0.71g/t from 104.4m including 3m @ 2.05g/t.

At Agbarabo, three holes targeted historical underground mining and confirmed that there is significant potential for remnant mineralization around old stopes. The main lens, which featured very high grades and which was mined underground in the 1960s, was intersected by hole ADD013 which returned 18.2m @ 2.44g/t from 64.6m including 6.1m @ 4.94g/t in the roof of a 22m void, and 28.7m @ 11.38g/t from 110.3m including 2m @ 129g/t beneath the void. 50m east of this hole, ADD015 intersected 26.7m @ 4.61g/t from 130m including 10.6m @ 9.64g/t, which was later confirmed to be a separate shoot to Agbarabo. Results of follow-up drilling around the intersections described above confirmed the continuity of the mineralized structures between Agbarabo and Rhino but indicated that very high grade mineralization is confined to isolated rods within the system. The underground potential of these shoots is being evaluated as they form a portfolio of underground targets on the Kibali project, along with Mengu Hill, Gorumbwa and Kombokolo.

At KCD, a deep hole (DDD602) totaling 1 491m was completed, testing the model of a folded banded ironstone with mineralization located on the limbs, in the fold hinges or along axial planes. The hole tested the model that was projected 600m down plunge from existing data. Results of this drilling confirmed the continuation of the BIF and the 3000, 5000 and 9000 ore domains. Intersections include 16.8m @ 6.47g/t from 668m and 12m @ 0.83 g/t from 708.8m interpreted as the extension of the 5102 lode, and two other intercepts of 8.4m @ 3.58g/t from 725.6m and 7.2m @ 1.07g/t from 741.2m interpreted as the extension of the 5101 lode. A new domain (12000 lode) below the known 9000 lode was intersected and is interpreted to be the down plunge projection of Sessenge SW, some 2.6km up plunge. Mineralization in this lode is associated with pyrite and arsenopyrite on the contacts of the BIF. The main intersection was 16.7m @ 2.27g/t from 1318.5m including 3.1m @ 3.24g/t and 2.4m @ 3.79g/t. At the same time wide spaced drilling from underground will begin to test the 12000 lode model.

At Kalimva, 20km from KCD, further infill drilling has been completed and observations and results support the model of a tabular zone of silica-chlorite alteration with pyrite mineralization. Drilling has identified the presence of five stacked higher grade shoots (>2g/t) along the 1.6km mineralized trend and a recent sectional estimate returned 910koz @ 1.89g/t. Infill drilling at Kalimva is ongoing ahead of a new pit optimization when a decision will be made on the optimal timing of the development of Kalimva.

At Ikamva, to the immediate west of Kalimva, a fence of close-spaced RC holes, 100m down plunge from an old Belgian pit returned encouraging results with 150m width of alteration and an average mineralized intersection of 22m @ 2.71g/t over 50m strike, with best intercepts: IVRC0083 - of 28m @ 3.08g/t; and IVR0084 - 10m @ 3.39g/t and 8m @ 3.32g/t. A second fence drilled 470m down plunge from the pit returned results including: IVRC0096 - 4m @ 2.78g/t from 124m, 4m @ 0.78g/t from 138m, 2m @ 2.14g/t from 156m; and IVRC0097 - 28m @ 1.05g/t from 132m including 4m @ 3.2g/t. Infill drilling is in progress over the main shoot at shallower depths between these two fences with results due in the first quarter of 2018.

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Work at the Makoke target over 740m strike between the Megi and Pamao satellite deposits confirmed continuity. Results from near surface confirmed that the hangingwall lens returned a weighted average of 9.7m @ 2.55g/t over 200m strike while the main lens returned an average of 11.6m @ 3.92g/t over 435m strike. Subsequent drilling showed that grade and thickness diminished rapidly with depth and the model was handed over to the mining department for optimization and scheduling.

Elsewhere, the team confirmed the continuity between Megi and Aerodrome and started work on a number of early stage targets across the project. At the same time, a regional stream sediment program across the permit was started to define anomalous basins in as yet unsampled areas.

Moku JV (SMB)

Fieldwork continued at Moku in the year. This work developed the team’s understanding of the regolith on the project and we completed detailed soil sampling programs over a range of anomalous basins along the target structures, results of which are pending. The team carried out pitting and trenching on multiple targets and returned mineralized saprock samples from the Ganga-PC and Concasseur targets in the north, and the Meyo, Gau and Moku targets in the center and SW of the project. However, following the imposition of sanctions by the US Government applicable to Moku Goldmines AG and certain affiliates in December 2017, Randgold suspended all exploration activities under the joint venture arrangements with Société Minière Moku-Beverendi SA and Moku Goldmines AG. Randgold will continue to comply with all applicable sanctions. Currently, the team is involved in the demobilization of equipment and relocation of skills to other local projects in DRC (Kibali and Ngayu).

KGL Isiro JV

Randgold has relinquished the permits of the Isiro belt in NE DRC following fieldwork that downgraded their prospectivity.

Ngayu JV (Loncor Resources)

The results of the helicopter borne electromagnetic VTEM survey over the Ngayu belt were combined with all other geological layers to complete an updated integrated geological map of the belt. This work resulted in the identification of a major fault boundary separating older and younger geological domains in the belt which is interpreted to control prospectivity. Randgold has prioritized the western half of this structure, where its strike changes from NW to SW, as the main area of interest in the belt and the sole focus of its work programs going forward, with the exception of the Anguluku-Yindi trend in the SE of the belt. Renovation of the road access to these western targets is now complete so fieldwork can start in 2018.

At Anguluku, three targets have been identified along the 5km long antiform in the center of the target area. From northwest to southeast these are Golgotha, Anguluku and Baberu Bayinga. Golgotha displays strong gold anomalism, multiple contrasting lithologies and extensive artisanal mining activity in folded BIFs. Lithosample assay results are pending. Anguluku is a folded, mineralized BIF with results of six recent lithological samples up to 2.94g/t. Baberu Bayinga in the SE is located in an anomalous basin with numerous past and present artisanal activities with multiple anomalous lithosamples in cherty BIF up to 0.73g/t. Further mapping and auger drilling programs are planned in the first quarter to further evaluate these targets.

GENERATIVE

Randgold is pursuing a range of world class research projects across its portfolio in central and West Africa aimed at identifying the structures where exploration is more likely to locate a world class deposit. This work is building a foundation of knowledge which it believes will assist the teams in making new discoveries. The generative team has and will continue to make contributions to generating new targets and developing Randgold’s exploration and orebody models while constantly improving its geology skill base. In particular the generative team has added material value to the company this year through the review and remodelling of the orebodies at Tongon, Loulo and Kibali. In 2018 the focus will be on identifying new opportunities while reviewing the follow-up and advanced targets in the resource triangle to ensure no new world-class discoveries are missed.

MARKETING

We derive the majority of our income from the sale of gold produced by Morila, Loulo, Gounkoto, Tongon and Kibali in the form of doré, which we sell under agreement to a refinery. Under these agreements, we receive the ruling gold price on the day after dispatch, less refining and freight costs, for the gold content of the doré gold. We have only one customer with whom we have an agreement to sell all of our gold production. The “customer” is chosen periodically on a tender basis from a selected pool of accredited refineries and international banks to ensure competitive refining and freight costs. Gold mines do not compete to sell their product given that the price is not controlled by the producers.

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HEALTH AND SAFETY REGULATIONS

Mali

The primary laws, regulations and standards governing Safety and Health in our Malian operations are as follows:

•	Law 1992-020 Code du travail (the Labor Code) modified by Law N°2017-021 of 12/6/2017;
•	Ordonnance No. 99-032 le code minier, Ordonnance 200-013 le code minier modifications 2000 (the Mining Code);
•	Decree No. 91-278 / PM-RM Approving the Establishment Agreement Covering Research and Mining in the Republic of Mali (the Decree);
•	LOI N°62-68 AN-RM du 9 août 1962 modified by Law N°99-041 of 12th August 1999, modified by Law N°03-036 of 30th December 2003, modified by Law N°06-008 of 23rd January 2006 Code de prévoyance sociale (INPS-Institut National de Prévoyance Sociale);
•	Convention Collective (National Collective Agreement for the Mining Industry); and
•	Loi No 15-09 du 26 juin 2009 instituant un régime de l’Assurance Maladie Obligatoire (AMO).

Labor Code

The Labor Code provides generally for the following:

•	General provision for protection, prevention and hygiene;
•	Dangerous goods handling;
•	Employer responsibility regarding safety and health (implementation of safety system);
•	Labor inspector duty (control of employer safety system);
•	Injury notification to Labor Inspector within 48 hours;
•	Requirement to ensure medical service on site;
•	Medical leave (up to 6 months) and medical separation compensation; and
•	Establishment of a Joint Management and employees health and safety committee.

Mining Code

The Mining Code provides generally for an Occupational Health and Safety Committee (joint management and employee safety committee), the provision of Personal Protective Equipment (PPE), the establishment of safety guides, emergency procedures, means of education and sensitization, and employees’ obligation regarding occupational health.

The Decree

The Decree provides generally for the following:

•	Must carry out research or mining work to ensure the safety and health of the public;
•	Must inform the local administrative authorities and the Director in the event of a fatal accident or serious injury or any natural phenomenon which may have an adverse effect on the safety of the area, the safety and hygiene of the personnel or conservation of the mine, neighboring mines or public roads; and
•	In the case of imminent danger or an accident, the local administrative authorities and the Director may requisition the necessary material and personnel to alleviate the danger, at the expense of the mining company.

LOI N°62-68 AN-RM du 9 août 1962 modified by Law N°99-041 of 12th August 1999, modified by Law N°03-036 of 30th December 2003, modified by Law N°06-008 of 23rd January 2006 Code de prévoyance sociale (INPS – Institut National de Prévoyance Sociale)

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The Code de la Sécurité Sociale provides generally for the following:

•	Requirement to have medical service on work site for occupational health and primary health care purposes;
•	Requirement for pre-employment medical check;
•	Requirement for periodical medical check of employees;
•	Requirement for general hygiene (ablutions, change house, potable water, workplace);
•	Protection against injury, environmental pollutants, occupational disease);
•	Ergonomic conditions;
•	Notification of occupational disease to the employer by the occupational health practitioner;
•	Requirement for first aid training for one employee per section of work or shift;
•	Requirement for compensation in case of debilitating injury, occupational disease;
•	Requirement for notifying injury and or occupational disease to INPS/Labor inspection; and
•	Redeployment of employee following injury and/or occupational disease.

Morila, Loulo and Gounkoto have a Committee of hygiene, safety, and working condition made up of elected labor and specialist management representatives, as outlined in the respective labor code. This committee designates, from its members, a consultative technical sub-committee charged with the elaboration and application of a concerted policy of improvement of health and security safety conditions at work. Its composition, attributions and operational modalities are determined by legal provisions and regulations.

The chairman of this committee (the general manager of the mine or his deputy) coordinates quarterly committee meetings, sets the agendas with his secretariat, monitors resolutions and signs off on committee determinations.

The committee’s secretariat ensures under the supervision of the chairman that:

•	follow-up activities such as action resulting from the regular surveys and inspections are carried out; and
•	health and safety manuals and updates are distributed, posters are posted on notice boards and safety committee minutes and reports are distributed.

Each mine’s medical officer sits on the Committee of hygiene, safety, and working condition and advises on the following:

•	working conditions improvements;
•	general hygiene on the operation;
•	ergonomics;
•	protection of workers safety in the workplace; and
•	medical checks and eye and ear testing.

The Committee of hygiene, safety, and working condition forms, from within its membership, two consultative commissions, the Commission of Inquiry and the Educational Commission. The Commission of Inquiry:

•	investigates accidents and makes recommendations to avoid repetitions;
•	ensures plant, machinery and equipment have adequate protection to avoid injury; and
•	updates and revises safety and health manuals.

The Educational Commission:

•	provides information and training on safe practices and potential risks;
•	provides first aid training;
•	administers and promotes the safety suggestion scheme; and
•	explains, where necessary, the contents of the safety and health manual.

La Loi No 15-09 du 26 juin 2009 instituant un régime de l’Assurance Maladie Obligatoire (AMO):

The law establishes a compulsory health insurance scheme called AMO. The scheme will replace the health provision  included in the LOI N°62-68 AN-RM du 9 août 1962 (INPS – Institut National de Prévoyance Sociale).

•	The compulsory health insurance scheme is based on the principle of solidarity, and required third-party payments;

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•	Employees shall contribute 3.06% of their gross salary to the scheme;
•	Employer complement the employees payement by a contribution of 1.5% for each employee; and
•	The sheme covers 70-80 % of health care expenditures.

All employees are covered by the state’s social security scheme, Compulsory Health Insurance (AMO) and our medical reimbursement scheme, that reimburses a large portion of expenses related to medical treatment and medicines not covered by AMO (Dental and optical expenses which are also covered to 50%).

No post-employment medical aid liability exists for the group.

Côte d’Ivoire

The primary laws, regulations and standards governing Safety and Health in our Côte d’Ivoire operations are:

•	Mining Code (95-553) of July 15, 1995; Loi N° 2014- 138 du 24 Mars 2014 (Loi portant nouveau code minier)
•	Loi no 95-15 du 12 janvier 1995 portant Code du travail (previous Labour Code) Loi no 2015-522 du 20 juillet 2015 portant Code du travail (New Labour Code); and
•	Loi no 99-477 du 2 août 1999 portant modification du Code de prévoyance sociale (Social security law).

The Mining Code provides generally for the following:

•	Any individual or legal entity carrying out works for prospecting or mining mineral substances is required to undertake such works in a way that the safety of the people and goods is assured;
•	Must adopt and comply with internal regulations concerning safety and specific hygiene measures, subject to approval by the Mining Authority;
•	Any accident in a mine or quarry or in their dependencies and any identified cause of accident must be reported to the Mining Authority as soon as possible; and
•	In case of impending danger or accident in a mine, mining engineers and other authorized agents of the Mining Authority must take all necessary measures, at the expense of the individual or legal entity, to stop the danger and prevent it from occurring again.

The Code de la Sécurité Sociale provides generally for the following:

•	Requirement to have medical service on work site for occupational health and primary health care purposes;
•	Requirement for pre-employment medical check;
•	Requirement for periodical medical check of employees;
•	Requirement for general hygiene (ablutions, change house, potable water, workplace);
•	Protection against injury, environmental pollutants, occupational disease);
•	Ergonomic conditions;
•	Notification of occupational disease to the employer by the occupational health practitioner;
•	Requirement for first aid training for one employee per section of work or shift;
•	Requirement for compensation in case of debilitating injury, occupational disease;
•	Requirement for notifying injury and or occupational disease to CNPS (National Security Department) INPS/Labor inspection; and
•	Redeployment of employee following injury and/or occupational disease.

Labor Code

The Labor Code provides generally for the following:

•	General provision for protection, prevention and hygiene;
•	Dangerous goods handling;
•	Employer responsibility regarding safety and health (implementation of safety system);
•	Labor inspector duty (control of employer safety system);
•	Injury notification to CNPS (National Security Department) Labor Inspector within 48 hours;
•	Requirement to ensure medical service on site;
•	Medical leave (up to 12 months) and medical separation compensation; and

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•	Establishment Safety and health Committee composed by the Management, Doctor, Social workers and Employees representatives of a Joint Management and employees health and safety committee.

Democratic Republic of Congo

The Mining Code, Law No. 007/2002 signed into law on July 11, 2002, and its ancillary Mining Regulation (Decree 038/2003 of March 26, 2003), adopted in 2003, is the primary statute forming the legal basis for mining activities in the DRC.

•	Loi no-015/2002 du 16 Octobre 2002 portant Code du travail (Labor code)
•	Decret-loi du 29 Juin 1961 organique de la sécurité sociale

Articles relating to social and environmental impact studies are listed below:

Key Environmental Legislation in the DRC by aspect General environment

•	Arrêté Ministériel No. 043 of December 8, 2006 and No. 08 of April 3, 2007
•	Ordinance No. 07/018 of May 16, 2007

Soils and land use

•	Article 28 (Topography, Geology and Land Use) from Chapter II of Schedule IX, Mining Regulations, Decree No. 038/2003 of March 26, 2003
•	Article 75 (Dead Ground Management) of Chapter V of Schedule IX, Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

Water

•	Decree of May 6, 1952 on water
•	Ordinance 52-443 of December 21, 1952
•	Regulation on lake and watercourse contamination and pollution of July 1, 1914
•	Article 30 to 33 from Chapter II of Schedule IX, Mining Regulations, Decree No. 038 / 2003 of March 26, 2003
•	Articles 53 to 74 of Schedule IX of the Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

Climate and air quality

•	Article 29 (Climate and Air Quality) of Schedule IX of the Mining Regulations, Decree No. 038 / 2003 of March 26, 2003
•	Articles 49 to 52 of Schedule IX of the Mining Regulations, Decree No. 038 / 2003 of March 26, 2003

Biodiversity and protected areas

•	Forest Code (Law 011,2002 of 28 May 2002)
•	Regulation No. 69-041 of 22 August 1969
•	Regulation No. 79-244 of 16 October 1997 (Amended 1995 and 1996)
•	Law No. 75-023 of July 22, 1975 and Regulation No. 78-190 of May 5, 1978
•	Articles 34 to 37 (Biological Environment) of Schedule IX of the Mining Regulations, Decree No. 038 / 2003 of March 26, 2003
•	Schedule XII of the Mining Regulations, Decree no. 038 / 2003 of March 26, 2003

Noise and vibrations

•	Schedule XIII of the Mining Regulations, Articles 1 to 6
•	Articles 46 to 48 from Chapter II of Schedule IX, Mining Regulations, Decree No. 038/2003 of March 26, 2003

Cultural heritage

•	Ordinance 70-089 of 11 March 1970

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•	Ordinance 71-016 of 15 March 1971
•	Article 46 of the Constitution of the DRC of February 18, 2006
•	Articles 205 and 206 of the Mining Code and Regulations

Resettlement

•	Code Foncier Immobilier et Régime des Sûretés, April 5, 2006

Artisanal mining

•	Articles 223, 224, 232, 233, 416, 417 and 575 of the Mining Regulations, Decree No. 038/2003 of March 26, 2004

Mining code

Mining articles which were taken into account for the Kibali mining project include the following:

•	Article 15 of the DRC Mining Code confers the responsibility on the Department in charge of Protection of the Environment, within the Ministry of Mines, in conjunction with other government departments, of environmental protection including the technical evaluation of the EIS and EMP of the project and the Mitigation and Rehabilitation Plan (MRP). The Mining Code is supported by the mining regulations.
•	Article 42 requires that, and provides the framework within which, the EIS and EMP for a new mining right is evaluated.
•	Article 50 defines the scope of a mineral exploration license. The undertaking of exploitation activities on an exploration permit is prohibited. The holder of an exploration license, however, has the exclusive right to apply for the conversion to an exploitation license during the validity period of the exploration license.
•	Article 69 requires that an applicant for an exploitation permit submits an EIS and EMP for the project and approval of said documents are required for granting of the exploitation license in terms of article 71.
•	Article 277 regulates works required between adjacent mines, and should such works be required, the title owners cannot object to them and payment of costs will be pro-rata.
•	Article 279 stipulates the restrictions on the occupation of land and requires consent before any area within 180m from temporary or permanently occupied buildings, 45m from ploughed land and 90m from land used for breeding cattle or with a reservoir; dam or private water reserve is occupied.
•	Compensation for use of the land is regulated by articles 280 and 281.
•	Article 283 determines the authorized activities within the exploitation right and adjacent areas.
•	Article 294 allows for the confiscation of the provision for rehabilitation by the court should the owner fail to adhere to the provisions of the EMPP at completion of the exploitation works.

4C. ORGANIZATIONAL STRUCTURE

The following table identifies our subsidiaries and joint ventures and our percentage ownership in each subsidiary or joint venture:

Countries incorporated	% Effective Ownership
JERSEY
Bambadji (Jersey) Limited	100
CDI Exploration Limited	50
Isiro (Jersey) Limited	51
KAS 1 Limited	25
Kibali (Jersey) Limited	50
Kibali 2 (Jersey) Limited	50
Kibali Services Limited	50
Mankono Exploration Limited	70
Mining Investments (Jersey) Limited	100
Morila Limited	50
Moto (Jersey) 1 Limited	50
Moto (Jersey) 2 Limited	50

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Palm Oil (Jersey) Limited	50
RAL 1 Limited	50.1
RAL 2 Limited	50.1
Randgold Resources (Burkina) Limited	100
Randgold Resources (Côte d’Ivoire) Limited	100
Randgold Resources (DRC) Limited	100
Randgold Resources (Geology) Limited	100
Randgold Resources (Gounkoto) Limited	100
Randgold Resources (Kibali) Limited	100
Randgold Resources Limited	-
Randgold Resources (Mali) Limited	100
Randgold Resources (Secretaries) Limited	100
Randgold Resources (Senegal) Limited	100
Randgold Resources (Somilo) Limited	100
Randgold Resources T1 Limited	100
Randgold Resources T2 Limited	100
Randgold Resources T7 Limited	100
Randgold Technical Services Limited	100
AUSTRALIA
Border Energy Pty Limited	50
Border Resources NL	50
Moto Goldmines Australia Pty Limited	50
Westmount Resources NL	50
BRITISH VIRGIN ISLANDS
New Mining Holdings Limited	100
BURKINA FASO
Randgold Resources Burkina Faso SARL	100
CANADA
0858065 BC Limited	50
Moto Goldmines Limited	50
CÔTE D’IVOIRE
Exxor Exploration SA	51
Mankono Exploration SA	70
New Mining Côte d’Ivoire SA	71
Randgold Resources (Côte d’Ivoire) SARL	100
Société des Mines de Tongon SA	89.7
Tchologo Exploration SA	51
DEMOCRATIC REPUBLIC OF CONGO
Bilanga Palm Oil SARL	50
KGL Isiro SARL	51
Kibali Goldmines SA	45
Milona Entreprises SARL	50
Randgold Resources Congo SARL	100
MALI
Kankou Moussa SARL	75
Randgold Resources Mali SARL	100
Société des Mines de Gounkoto SA	80
Société des Mines de Loulo SA	80
Société des Mines de Morila SA	40
SENEGAL
Bambadji SA	100
Randgold Resources (Senegal) SA	100
SOUTH AFRICA
Seven Bridges Trading 14 (PTY) Limited	100
TANZANIA
Randgold Resources Tanzania (T) Limited	100
UGANDA
Border Energy East Africa Pty Limited	50
UNITED KINGDOM
Randgold Resources (UK) Limited	100

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4D. PROPERTY, PLANT AND EQUIPMENT

For a discussion of our principal properties, see “PART I. Item 4. Information on the Company—A. History and Development of the Company” and “PART I. Item 4. Information on the Company—B. Business Overview.” We have all material legal rights necessary to entitle us to exploit such deposits over the remaining life of mines which are estimated in respect of Morila in Mali to 2020, Loulo in Mali to 2032, Tongon in Côte d’Ivoire to 2021, Gounkoto in Mali to 2027 and Kibali in the DRC to 2032.

The exploration permits in Côte d’Ivoire, Mali, Senegal, Burkina Faso and DRC give us the exclusive right for a fixed time period, which is open to renewal, to prospect on the permit area.

Once a discovery is made, we, as the permit holder, then commence negotiations with the respective governments as to the terms of the exploration or mining concession. Depending on the country, some of the terms are more open to negotiation than others, but the critical areas which can be agreed to are the government’s interest in the mine, taxation rates and taxation holidays, repatriation of profits and the employment of expatriates and local labor.

PROPERTY

Our active mining areas comprise of the Morila mining permit of 200km2, the Loulo mining permit of 263km2, the Gounkoto mining permit of 100km2, the Tongon mine located within the 751km2 Nielle exploitation permit and the Kibali mine located within the 10 mining permits which make up the Kibali mine and cover 1,836km2. Our exploration permits are described under the subheading “–Mineral Rights and Permits” in this report.

We also lease offices in Abidjan, Côte d’Ivoire; Bamako, Mali; Dakar, Senegal; Entebbe, Uganda; St. Helier, Jersey; Johannesburg, South Africa; Kinshasa, DRC; and London, United Kingdom.

GEOLOGY

West Africa is one of the more geologically prospective regions for gold deposits in the world. Lower Proterozoic rocks are known to contain significant gold occurrences and exist in West Africa in abundance. The Birimian greenstone belts, part of the Lower Proterozoic, which are younger than the Archaean greenstones of Canada, Australia and South Africa, contain similar types of ore deposits and are located in Ghana, Côte d’Ivoire, Burkina Faso, Guinea, Mali, Senegal and Niger. Although a significant amount of geological information has been collected by government and quasi-government agencies in West Africa, the region has largely been under-explored by mining and exploration companies using modern day technology. Most of our exploration properties are situated within the Birimian Formation, a series of Lower Proterozoic volcanic and sedimentary rocks. The West African Birimian sequences host a number of world class gold deposits and producing gold mines.

The Central African gold belts have a long history of gold production, particularly during the colonial era but due to regional instability they have seen little modern exploration. The Kibalian greenstone belts of northeastern DRC are comprised of Archaean Kibalian (Upper and Lower) volcanisedimentary rocks and ironstone-chert horizons metamorphosed to greenschist facies. They are cut by regional-scale north, east, northeast and northwest trending faults and are bounded to the north by the Middle Achaean West Nile granite-gneiss complex and cut to the south by the Upper Congo granitic complex. Our Kibali mine is located within the Moto greenstone belt.

Our strategy was initiated before the current entry of our competitors into West Africa and we believe that this enabled us to secure promising exploration permits in the countries of Côte d’Ivoire, Mali, Burkina Faso, and Senegal at relatively low entry costs.

ORE RESERVES

In estimating proven and probable ore reserves, current industry standard estimation methods are used. The geological estimates were calculated using classical geostatistical techniques, following geological modeling of the borehole information. The sampling and assaying is done to internationally acceptable standards and routine quality control procedures are in place.

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All reserves are based on appropriate technical and financial studies. Factors such as grade distribution of the orebody, planned production rates, forecast working costs, dilution and mining recovery factors, geotechnical parameters and metallurgical factors as well as current forecast gold price are all used to determine a cut-off grade from which a life of mine plan is developed in order to optimize the profitability of the operation.

The following table summarizes the declared reserves at our mines as of December 31:

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold (Moz)
Mine/project	Category	2017	2016	2017	2016	2017	2016	2017	2016
ORE RESERVES
Kibali								45%	45%
	Proven	19	4.3	4.1	1.9	2.5	0.26	1.1	0.12
	Probable	47	66	4.1	4.2	6.2	8.9	2.8	4.0
Sub total	Proven and probable	66	71	4.1	4.0	8.7	9.2	3.9	4.1
Loulo								80%	80%
	Proven	12	14	4.2	4.7	1.6	2.1	1.3	1.7
	Probable	24	23	4.7	4.3	3.6	3.1	2.9	2.5
Sub total	Proven and probable	36	37	4.5	4.5	5.2	5.3	4.1	4.2
Gounkoto								80%	80%
	Proven	6.1	6.8	3.9	3.9	0.78	0.86	0.62	0.69
	Probable	14	15	4.9	4.9	2.2	2.3	1.7	1.8
Sub total	Proven and probable	20	21	4.6	4.6	3.0	3.1	2.4	2.5
Morila								40%	40%
	Proven	-	-	-	-	-	-	-	-
	Probable	11	15	0.56	0.55	0.19	0.27	0.077	0.11
Sub total	Proven and probable	11	15	0.56	0.55	0.19	0.27	0.077	0.11
Tongon								89.7%	89.7%
	Proven	7.0	7.5	2.2	2.2	0.49	0.53	0.44	0.48
	Probable	9.3	12	2.5	2.5	0.74	0.95	0.66	0.85
Sub total	Proven and probable	16	19	2.3	2.4	1.2	1.5	1.1	1.3
Massawa								83.25%	83.25%
	Proven	-	-	-	-	-	-	-	-
	Probable	23	19	3.6	4.3	2.7	2.6	2.2	2.2
Sub total	Proven and probable	23	19	3.6	4.3	2.7	2.6	2.2	2.2
TOTAL ORE RESERVES	Proven and probable	172	182	3.8	3.7	21	22	14	14

Randgold reports its mineral reserves in accordance with the JORC 2012 code and as such are reported to the second significant digit.

Reporting standards are equivalent to National Instrument 43-101.

The reporting of ore reserves is also in accordance with SEC Industry Guide 7.

Reserve pit optimizations are carried out at a gold price of $1,000/oz for all pits, except for KCD pit in Kibali which is carried out at a gold price of $1,100/oz.

Underground ore reserves are also based on a gold price of $1,000/oz. Dilution and ore loss are incorporated into the calculation of reserves.

Loulo

Ore reserves were relatively flat from 2016, net of depletion, with infill drilling on both Gara and Yalea deposits mostly offsetting the depletion from mining and the sale of Baboto North reserve. A study is currently underway at the Loulo 3 deposit where exploration drilling has identified the potential below the current reserve pit. Further drilling will be conducted on this target in 2018 to confirm the potential.

61

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable Gold[2] (Moz)
at December 31	Category	2017	2016	2017	2016	2017	2016	2017	2016

ORE RESERVES[1]
■ Stockpiles	Proven	1.7	1.7	1.6	1.7	0.086	0.093	0.068	0.075
■ Open pits	Proven	1.5	-	2.4	-	0.12	-	0.093	-
	Probable	3.9	6.9	3.9	3.2	0.48	0.71	0.39	0.57
■ Underground	Proven	8.8	12	5.0	5.1	1.4	2.0	1.1	1.6
	Probable	20	16	4.8	4.8	3.1	2.4	2.5	1.9
TOTAL ORE RESERVES	Proven and Probable	36	37	4.5	4.5	5.2	5.3	4.1	4.2

[1]	Open pit ore reserves are reported at a gold price of $1,000/oz and an average cut-off of 1.1g/t and include dilution and ore loss factors. Open pit ore reserves were estimated by Shaun Gillespie, an officer of the company and competent person. Underground ore reserves are reported at a gold price of $1,000/oz and a cut-off of 2.69g/t for Yalea underground and 2.4g/t for Gara underground and includes dilution and ore loss factors. Underground ore reserves were estimated by Andrew Fox, an external consultant and competent person.

[2]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Loulo.
Ore reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit.

Gounkoto

Total ore reserves decreased as a result of depletion which was partially offset due to a gain in ounces from the changed model incorporating results from grade control drilling.

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable Gold[2] (Moz)
at December 31	Category	2017	2016	2017	2016	2017	2016	2017	2016

ORE RESERVES[1]
■ Stockpiles	Proven	1.8	1.7	2.0	2.2	0.11	0.12	0.089	0.099
■ Open Pits	Proven	4.4	5.1	4.7	4.5	0.66	0.74	0.53	0.59
	Probable	12	12	4.6	4.6	1.8	1.8	1.4	1.5
■ Underground	Probable	2.2	2.2	6.1	6.1	0.42	0.42	0.34	0.34
TOTAL ORE RESERVES	Proven and Probable	20	21	4.6	4.6	3.0	3.1	2.4	2.5

[1]	Open pit ore reserves are reported at a gold price of $1,000/oz at an average cut-off of 1.1g/t including both dilution and ore loss factors. Open pit ore reserves were estimated by Shaun Gillespie, an officer of the company and competent person. Underground ore reserves are reported at a gold price of $1,000/oz and a cut-off of 3.0g/t, and include dilution and ore loss factors. Underground ore reserves were estimated by Apolinary Lyambiko, an officer of the company, under the supervision of Rodney Quick, an officer of the company and competent person.
[2]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 80% interest in Gounkoto.
Ore reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit.

Tongon

The Tongon open pit designs were updated during the year, principally with additional data from grade control drilling. This has resulted in gains of 23koz within the ore reserve from increased grade of down dip ore intersections in the Northern Zone (NZ) and Southern Zone (SZ) orebodies, partially replenishing depletion.

A feasibility study has been completed on the Sedou South and Sekala satellite deposits within haulage distance of the plant. The studies have confirmed their viability at $1,000/oz gold price and, together with small grade control gains in the main Tongon pits, have contributed to partially offsetting depletion from mining. Sekala contributes 432kt @ 1.8g/t for 25koz of additional oxide ore reserve and Seydou contains 614kt @ 2.0g/t for 40koz of ore reserve.

62

Work continues on a third satellite, Tongon West, to the southwest of the SZ pit and additional incremental ounces are likely to be defined here during 2018.

With the capital of the Tongon mine paid off, opportunities to extend the main pits are being investigated.

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[2] (Moz)
at December 31	Category	2017	2016	2017	2016	2017	2016	2017	2016
ORE RESERVES[1]
■ Stockpiles	Proven	2.9	2.4	1.6	1.4	0.15	0.11	0.13	0.10
■ Open pits	Proven	4.1	5.0	2.5	2.6	0.34	0.42	0.30	0.37
	Probable	9.3	12	2.5	2.5	0.74	0.95	0.66	0.84
TOTAL ORE RESERVES	Proven and Probable	16	19	2.3	2.4	1.2	1.5	1.1	1.3

[1]	Open pit ore reserves are reported at a gold price of $1,000/oz and at an average cut-off of 0.8g/t cut-off, including both dilution and ore loss factors. Open pit ore reserves were estimated by Shaun Gillespie, an officer of the company and competent person.
[2]	Attributable gold (Moz) refers to the quantity attributed to Randgold based in its 89.7% interest in Tongon SA.
Ore reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit.

Kibali

Extensive underground grade control drilling and mapping continued on KCD underground as the mine prepared for the significant ramp-up planned for 2018. This resulted in an increase in proven material available for production.

Drilling programs in 2018 will shift focus to orebody extensions and reserve expansion with the first exploration drive planned for the 275L, to test the down plunge extensions of the 3000 and 5000 Lodes. Reserves decreased this year as a function of mining depletion and the geological model changes in 9105; partially offset by some gains in the 3000 and 9000 up plunge targets. Drilling will continue exploring these targets to potentially identify additional shallower reserves, which could be hauled out the declines, thus supporting the build-up in ore mined from underground.

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable gold[2] (Moz)
at December 31	Category	2017	2016	2017	2016	2017	2016	2017	2016
ORE RESERVES[1]
■ Stockpiles	Proven	1.7	2.9	1.4	1.4	0.080	0.13	0.036	0.060
■ Open pits	Proven	4.9	1.4	2.7	2.9	0.43	0.13	0.19	0.058
	Probable	16	25	2.3	2.1	1.2	1.7	0.54	0.77
■ Underground	Proven	12	-	5.0	-	2.0	-	0.89	-
	Probable	31	42	5.1	5.4	5.0	7.2	2.3	3.2
TOTAL ORE RESERVES	Proven and Probable	66	71	4.1	4.0	8.7	9.2	3.9	4.1

[1]	Open pit ore reserves were reported at a gold price of $1,000/oz except KCD open pit which is reported inside a $1,100 pit design at an average cut-off of 1.0g/t, including both dilution and ore loss factors. Open pit ore reserves were estimated by Nicholas Coomson, an officer of the company and a competent person. Underground ore reserves are reported at a gold price of $1,000/oz and a cut-off of 2.5g/t and include dilution and ore loss factors. Underground ore reserves were estimated by Andrew Fox, an external consultant and a competent person.
[2]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 45% interest in the Kibali gold mine.
Ore reserve numbers are reported as per JORC 2012 and as such are reported to the second significant digit.

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Morila

Morila reserves currently comprise TSF material of 10.3Mt at 0.55g/t for 179koz and the remaining ore from the Domba satellite pit of 293kt at 1.3g/t for 13koz, which is currently scheduled to be depleted in the first quarter of 2018. The TSF retreatment is forecast to continue until the first quarter of 2020.

After agreement was reached with Birimian Limited, a full feasibility study and environmental impact assessment was completed on the near mine deposits of Ntiola and Viper. The geological studies returned a total reserve of 655kt at a grade of 1.96g/t for 41koz at Ntiola and 589kt at a grade of 1.49g/t for 30koz at Viper. Exploitation of these two deposits is still subject to the transfer of the relevant portions of the permits to Morila and thus are not reported in the reserve table below. The related documentation has been filed with the authorities.

During the year, the mine focused on the TSF activities as well as the mining and feeding of the Domba satellite orebody.

		Tonnes (Mt)		Grade(g/t)		Gold (Moz)		Attributable Gold[2] (Moz)
at December 31	Category	2017	2016	2017	2016	2017	2016	2017	2016
ORE RESERVES[1]
■ Stockpiles	Proven	-	-	-	-	-	-	-	-
■ Open pit	Probable	0.29	-	1.3	-	0.013	-	0.0051	-
■ TSF	Probable	10	15	0.54	0.55	0.18	0.27	0.071	0.11
TOTAL ORE RESERVES	Proven and Probable	11	15	0.56	0.55	0.19	0.27	0.077	0.11

[1]	TSF ore reserves are reported at a $1,000/oz cut-off grade of 0.49g/t. Ore reserves were estimated by Shaun Gillespie, an officer of the company and competent person.
[2]	Attributable gold (MOZ refers to the quantity attributed to Randgold based in its 40% interest in Morila.
Ore reserve numbers are reported as per JORC 2012 and as such reported to the second significant digit.

MASSAWA

The Massawa project is being progressed towards a final development decision, expected at the end of 2018. The project currently includes reserves from four open pit deposits of namely, Massawa Central and North Zone, Delya and Sofia.

		Tonnes (Mt)		Grade (g/t)		Gold (Moz)		Attributable Gold (Moz) [2]
at December 31,	Category	2017	2016	2017	2016	2017	2016	2017	2016
ORE RESERVES[1]
Open pits	Probable	23	19	3.6	4.3	2.7	2.6	2.2	2.2
TOTAL ORE RESERVES	Proven and Probable	23	19	3.6	4.3	2.7	2.6	2.2	2.2

[1]	Open pit ore reserves are reported at a gold price of $1,000/oz and at an average cut-off of 1.1g/t, including both dilution and ore loss factors. Open pit ore reserves were estimated by Shaun Gillespie, an officer of the company and competent person.
[2]	Attributable gold (Moz) refers to the quantity attributable to Randgold based on its 83.25% interest in Massawa.

MINERAL RIGHTS

Schedule of mineral rights at December 31, 2017:

COUNTRY/PERMIT	TYPE[1]	AREA	AREA	EFFECTIVE EQUITY INTEREST[3]
		(km²)	(miles2)	(%)
MALI
Loulo	EP	263	101	80.0
Gounkoto	EP	100	35	80.0
Morila	EP	200	77	40.0
Djidian	EEP	325	125	90.0
Bena West	EEP	22	22	90.0

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COUNTRY/PERMIT	TYPE[1]	AREA	AREA	EFFECTIVE EQUITY INTEREST[3]
		(km²)	(miles2)	(%)
Bakolobi[2]	EEP	120	46	Earn in minimum 45.9
Kobokoto Est[2]	EEP	100	38	Earn in minimum 58.5
Koussikoto[2]	EEP	37	14	Earn in minimum 58.5
Mogoyafara	EEP	100	38	90.0
Ouaiga[2]	EEP	50	19	81.0
Diangoute West[2]	EEP	50	19	81.0
Diangouemerila	EEP	100	38	90.0
Finkola	EEP	88	34	Under transfer to Morila
Ntiola	EEP	64	25	Under transfer to Morila
CÔTE D'IVOIRE
Nielle	EP	751	290	89.7
Boundiali	EEP	1,320	510	84.6
Mankono	EEP	519	200	70.0
Kouassi Datekro N	EEP	350	135	84.6
Fapoha North[2]	EEP	387	149	84.6
Fapoha South[2]	EEP	398	153	84.6
Tengrela South	EEP	400	154	84.6
Tiorotieri[2]	EEP	86	33	84.6
Nafoun	EEP	382	147	84.6
Angoda	EEP	398	154	84.6
Attobrou	EEP	400	154	84.6
Tengrela North	EEP	397	153	84.6
Kouassi Datekro C	EEP	396	153	84.6
Sissedougou	EEP	314	121	70.0
SENEGAL
Kanoumba	EEP	606	234	83.3
Dalema	EEP	301	116	83.3
Bambadji[2]	EEP	236	91	Earn in minimum 58.5%
DEMOCRATIC REPUBLIC OF CONGO
Kibali[2]
11447	EP	227	88	45.0
11467	EP	249	96	45.0
11468	EP	46	18	45.0
11469	EP	92	36	45.0
11470	EP	31	12	45.0
11471	EP	113	44	45.0
11472	EP	85	33	45.0
5052	EP	302	117	45.0
5073	EP	399	154	45.0
5088	EP	292	113	45.0
Ngayu project JVs[2]
1793	EEP	196	98	Earn in minimum 61.75%
1794	EEP	198	99	Earn in minimum 61.75%
1796	EEP	97	34	Earn in minimum 61.75%
1797	EEP	157	78	Earn in minimum 61.75%
1798	EEP	185	92	Earn in minimum 61.75%
1800	EEP	168	85	Earn in minimum 61.75%
1801	EEP	167	87	Earn in minimum 61.75%
1802	EEP	163	82	Earn in minimum 61.75%
1803	EEP	147	57	Earn in minimum 61.75%
1804	EEP	124	62	Earn in minimum 61.75%
1805	EEP	175	88	Earn in minimum 61.75%
1806	EEP	86	43	Earn in minimum 61.75%
1807	EEP	119	56	Earn in minimum 61.75%
12975	EEP	6	7	Earn in minimum 61.75%
12976	EEP	71	71	Earn in minimum 61.75%
12982	EEP	7	6	Earn in minimum 61.75%
12984	EEP	20	20	Earn in minimum 61.75%
12985	EEP	186	186	Earn in minimum 61.75%
12986	EEP	111	111	Earn in minimum 61.75%
12988	EEP	70	70	Earn in minimum 61.75%
12990	EEP	11	11	Earn in minimum 61.75%
2226	EEP	137	137	Earn in minimum 48.45%
2227	EEP	137	137	Earn in minimum 48.45%
2230	EEP	155	155	Earn in minimum 48.45%
Moku[4]
5047	EP	152	59	Earn in minimum 51%
5057	EP	356	137	Earn in minimum 51%
12709	EP	190	73	Earn in minimum 51%
12710	EP	220	85	Earn in minimum 51%
12711	EP	146	56	Earn in minimum 51%
12712	EP	208	80	Earn in minimum 51%
TOTAL AREA		15,260	6,652

65

[1]	EP Exploitation permit EEP Exploration permit
[2]	Joint venture arrangement
[3]	Effective equity interest takes into account joint venture interest and free carried interest of the state.
[4]	Following the imposition of sanctions by the US Government in December 2017, all exploration activities are suspended under the joint venture arrangements with Société Minière Moku-Beverendi SA and Moku Goldmines AG.

Mineral Rights and Permits:

The following map shows the position of our current permits in West Africa:

66

The following map shows the position of our current permits in Central Africa:

Although we believe that our exploration permits will be renewed when they expire, based on the current applicable laws in the respective countries in which we have obtained permits, there can be no assurance that those permits will be renewed on the same or similar terms, or at all. In addition, although the mining laws of Mali, Côte d’Ivoire, Senegal and DRC provide a right to mine should an economic orebody be discovered on a property held under an exploration permit, there can be no assurance that the relevant government will issue a permit that would allow us to mine. All mineral rights within the countries in which we are currently prospecting are state-owned. Our interests effectively grant us the right to develop and participate in any mine development on the permit areas.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

Statements in this Annual Report concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “PART I. Item 3. Key Information—D. Risk Factors” in this Annual Report as well as those discussed elsewhere in this Annual Report and in our other filings with the SEC.

General

We earn substantially all of our revenues in US dollars and a large proportion of our costs are denominated or based in US dollars. We also have Euro, Communauté Financière Africaine franc and Pound Sterling denominated costs, which are primarily wages and material purchases. A large portion of our capital commitments for 2018 are denominated in South African Rand and Euros and relate to the Loulo-Gounkoto complex and Kibali.

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Impact of Malian, Côte d’Ivoire and DRC Economic and Political Environment

We are a Jersey incorporated company and are subject to income tax at a rate of zero percent in Jersey. However, our current significant operations are located in Mali, Côte d’Ivoire and the DRC and are therefore subject to various economic, fiscal, monetary and political policies and factors that affect companies operating in Mali, Côte d’Ivoire and the DRC as discussed under “PART I. Item 3. Key Information—D. Risk Factors—Risks Relating to Our Operations.”

Impact of Favorable Tax Treaties

We are subject to corporate tax at a rate of zero percent in Jersey. Loulo benefited from a five year tax holiday until November 2010. Tongon benefited from a five year tax holiday in Côte d’Ivoire which commenced on December 2010 and expired in December 2015. The Gounkoto convention was signed in March 2012. In terms of this convention Gounkoto benefitted from an initial corporate tax exoneration of two years which expired in June 2013, with an opportunity to extend this to five years in the event of further investment such as an underground mine as discussed under “PART I. Item 3. Key Information—D. Risk Factors—Risks Relating to Our Operations.” The benefit of the tax holidays to the group was to increase its net profit by $7.9 million and $8.0 million for the years ended December 31, 2015 and 2014, respectively. There was no benefit of tax holidays to the group net profit for the year ended December 31, 2016 nor the year ended December 31, 2017.

Under Malian tax law, income tax is based on the greater of 30% of taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue.

The Loulo, Tongon and Gounkoto operations have no assessable capital expenditure carry forwards or assessable tax losses, as at December 31, 2017, 2016, and 2015 respectively, for deduction against future mining income. The group’s share of profits from equity accounted joint ventures is stated net of $23.1 million tax credits (2016: $9.7 million tax credits; 2015: $11.0 million tax charges) of current and deferred tax (credits)/charges primarily in respect of Kibali and Morila. The share of profits from the Kibali joint venture is stated after deferred tax that was calculated at 30% of profit, notwithstanding the mine has an accelerated tax allowance which reduces the cash tax paid in the current year.

Revenues

Substantially all of our revenues are derived from the sale of gold. As a result, our operating results are directly related to the price of gold. Historically, the price of gold has fluctuated widely. The gold price is affected by numerous factors over which we have no control. See “PART I. Item 3. Key Information—D. Risk Factors—Risks Relating to Our Operations—The profitability of our operations, and the cash flows generated by our operations, are affected by changes in the market price for gold which in the past has fluctuated widely.”

We have in previous years followed a hedging strategy the aim of which is to secure a minimum price which is sufficient to protect us in periods of significant capital expenditure and debt finance, while at the same time allowing significant exposure to the spot gold price.

Significant changes in the price of gold over a sustained period of time may lead us to increase or decrease our production, which could have a material impact on our revenues.

Our Realized Gold Price

The following table sets out the average, high and low afternoon London Bullion Market fixing price of gold and our average US dollar realized gold price during the years ended December 31, 2017, 2016 and 2015.

	Year Ended December 31,
	2017		2016		2015

Average	1,266		1,249		1,160
High	1,346		1,366		1,296
Low	1,151		1,061		1,049
Average realized gold price[1]	1,258	[1]	1,244	[1]	1,152	[1]

[1]	Our average realized gold price differs from the average gold price as a result of the timing of our gold deliveries for each year.

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Costs and Expenses

Following a review of the underground mining activities at Loulo, the mine took a decision in 2015 to take over the mining and development activities that were previously managed by the underground mining contractor. Milling operations are undertaken by the group’s own employees. Total mining and processing costs in the year ended December 31, 2017 mainly comprised mining and milling costs, including labor and consumable stores costs. Consumable stores costs include diesel, reagent and other store item costs.

The price of diesel for the Loulo, Gounkoto, and Tongon operations increased from 2016 to 2017. Should prices increase further, this could significantly impact total cash costs mainly as a result of the high volume of diesel consumed to generate power and to run the mining fleet. A significant portion of the costs at Loulo, Gounkoto, Tongon and Morila are denominated in Communauté Financière Africaine Franc (CFA), which has a fixed exchange rate to the Euro. Therefore, costs are exposed to fluctuations in the Euro/dollar exchange rate. The Euro strengthened against the dollar during 2017 . The remainder of our total costs and expenses consists primarily of amortization and depreciation, exploration costs, exchange losses, interest expense and corporate charges.

Looking Forward

Given Randgold’s commitment to growing through discovery and development, the company will continue to commit significant expenditure to exploration. In 2018, corporate and exploration expenses of approximately $50 to $60 million are anticipated. Total group capital expenditure is expected to be approximately $155 million. Ongoing development of the underground mines at Loulo, as well as other projects and exploration, is planned to cost $85 million, while Gounkoto is forecasting $16 million, mostly on the super pit development which includes deferred stripping costs. Capital at Tongon, including completion of the plant, power and TSF upgrades, is estimated at $17 million. Continued work on the Massawa study, mostly in respect of drilling, is forecast to incur capital expenditure of approximately $17 million. The remaining group capital, mostly in respect of asset leasing and information technology investments, is estimated at $20 million.

At our equity accounted joint ventures capital expenditure is expected to be approximately $70 million (45% of project) at Kibali and approximately $1 million (40% of project) at Morila.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 2 and Note 3 to our consolidated financial statements in this Annual Report on Form 20-F. Some of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. Refer to Note 3 to our consolidated financial statements in this Annual Report on Form 20-F for disclosure of critical accounting estimates and judgments. By their nature, these judgments are subject to an inherent degree of uncertainty and are based on our historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources. The audit committee considered and approved the key estimates and accounting policies.

The critical accounting estimates and judgments as detailed in Note 3 to our financial statements included in this Annual Report on Form 20-F are follows:

•	TVA;
•	Corporation tax claims;
•	Carrying values of property, plant and equipment and joint venture investments;
•	Capitalization and depreciation;
•	Gold price assumptions;
•	Determination of ore reserves;
•	Future rehabilitation obligations;
•	Stockpiles, gold in process and product inventories;
•	Post production open cast mine stripping;
•	Exploration and evaluation expenditure; and
•	Share-based payments.

69

New standards and interpretations applied

The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to January 1, 2017 which have been adopted by the group for the first time this year. These have not had a material impact.

Effective period commencing on or after
IAS 12	Recognition of deferred tax assets for unrealized losses (Amendments to IAS12)	January 1, 2017
IAS 7	Disclosure Initiative: Amendments to IAS 7	January 1, 2017
	Annual Improvements to IFRSs (2014 – 2016 Cycle)	January 1, 2017

Standards effective in future periods

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the group’s activities and are mandatory for the group’s accounting periods beginning after January 1, 2018 or later periods and which the group has decided not to adopt early. These include:

Effective period commencing on or after
IFRS 9	Financial instruments	January 1, 2018
IFRS 15	Revenue from contracts with customers	January 1, 2018
IFRS 16	Leases	January 1, 2019
IFRS 17	Insurance contracts	January 1, 2021
IFRS 2	Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)	January 1, 2018
IFRIC 22	IFRIC 22 Foreign Currency Transactions and Advance Consideration	January 1, 2018
IFRIC 23	IFRIC 23 Uncertainty over Income Tax Treatment	January 1, 2019
IAS 28	Amendments to IAS 28: Long-term interests in Associates and Joint Ventures	January 1, 2019
	Annual Improvements to IFRSs (2015-2017 Cycle)	January 1, 2019

IFRS 15 is intended to introduce a single framework for revenue recognition and clarify principles of revenue recognition. This standard modifies the determination of when to recognize revenue and how much revenue to recognize. The core principle is that an entity recognizes revenue to depict the transfer of promised goods and services to the customer of an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Management have completed an assessment of an existing gold sale contract and, based on the analysis performed, do not anticipate any material impact to the recognition of revenue upon adoption of this standard based on the existing arrangements at their operations given the commonality across its contracts.

IFRS 16 introduces a single lease accounting model. This standard requires lessees to account for all leases under a single on-balance sheet model. Under the new standard, a lessee is required to recognize all lease assets and liabilities on the balance sheet; recognize amortization of leased assets and interest on lease liabilities over the lease term; and separately present the principal amount of cash paid and interest in the cash flow statement. The requirements of IFRS 16 extend to certain service contracts, such as mining contractors in which the contractor provides services and the use of assets, which may impact the group. Accordingly, the group have initiated a review of relevant contracts to complete an impact assessment.

IFRS 9 ‘Financial instruments’ addresses the classification and measurement of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (OCI) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI. There is now a new expected credit loss model that replaces the incurred loss impairment model used in IAS 39 and will apply to loans to joint ventures although the impact is not expected to be material. It is noted that TVA receivables are outside the scope of this standard. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39.

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5A. OPERATING RESULTS

Our operating and financial review and prospects should be read in conjunction with our consolidated financial statements, accompanying notes thereto, and other financial information appearing elsewhere in this Annual Report, including but not limited to “PART I. Item 4. Information on the Company—B. Business Overview” and “PART I. Item 5. Operating and Financial Review and Prospects—D. Trend Information”, which provide details of key performance drivers.

Years Ended December 31, 2017 and 2016

Total Revenue

Total revenues from gold sales for the year ended December 31, 2017 increased by $79.4 million, or 7%, from $1,200.8 million to $1,280.2 million, reflecting the increase in ounces sold year on year as well as the increase in the average gold price received of $1,258/oz (2016: $1,244/oz).

Share of Profits of Equity Accounted Joint Ventures

The share of profits of equity accounted joint ventures decreased to $12.0 million from $17.3 million in the prior year, mainly as a result of Kibali’s share of profits which decreased from $24.2 million to $11.6 million in 2017. While attributable revenue increased from $319.2 million to $339.7 million following an increase in tonnes processed, the share of profit decreased, reflecting increased costs at Kibali for 2017 compared with 2016. Attributable mining and processing costs of $319.2 million compared with $275.4 million in 2016, reflecting the increase in tonnes processed and an increased cost of production. The share of profits from the Kibali joint venture is stated after depreciation of $123.7 million (2016: $102.7 million) reflecting an increase in tonnes processed, foreign exchange losses of $17.2 million (2016: $10.3 million) reflecting further devaluation of the Congolese Franc and a deferred tax credit of $24.5 million (2016: $10.3 million) reflecting the increased losses.

Morila’s share of equity accounted joint venture losses decreased from a loss of $7.1 million in 2016 to a loss of $0.1 million in 2017. Profits increased year on year following an increase in attributable revenue from $26.0 million in 2016 to $34.4 million in 2017 as a result of an increase in tonnes processed and production associated with the feeding of the Domba satellite ore in the latter part of 2017. As a result of this increase in production, attributable mining and processing costs also increased from $25.5m in 2016 to $31.3 million in 2017.

Other Income

Other income of $14.9 million and $6.0 million for the years ended December 31, 2017 and 2016 respectively, include management fees from Morila and Kibali of $5.2 million (2016: $5.0 million), as well as operational foreign exchange gains (2017: $7.9 million compared to 2016: $1.0 million).

Costs and Expenses

Mining and processing costs (comprising mine production costs, movement in production inventories, depreciation and amortization and other) for the year ended December 31, 2017 of $707.8 million decreased slightly from mining and processing costs for the year ended December 31, 2016 of $710.2 million.

Mine production cost, net of movement in production inventory and ore stockpiles, of $473.9 million increased by 3% from $461.5 million, mainly due to slightly higher unit costs at the Loulo-Gounkoto complex. Throughput increased by 1% year on year as well as a 3% increase in ounces produced and a 2% increase in recoveries. Production at Tongon also increased by 11% year on year with grade and recoveries in line with 2016.

Movement in production inventory and ore stockpiles decreased by 191% from a debit $13.2 million in 2016 to a credit of $12.1 million in 2017. Ore was loaded onto the stockpile at Gounkoto during the year ($17.2 million credit movement), while ore was fed from the stockpile at both Loulo ($4.0 million charge) and Tongon ($3.1 million charge).

Mining and processing costs further includes ‘other mining and processing costs’ which comprise various expenses associated with providing on mine administration support services to the Loulo, Gounkoto and Tongon mines. These charges amounted to $63.1 million for the year ended December 31, 2017 and $60.1 million for the year ended December 31, 2016.

Depreciation and amortization of $182.9 million for the year ended December 31, 2017 increased 4% compared to the prior year cost of $175.3 million mainly driven by an increase in depreciation at Tongon due to an increase in throughput, while depreciation at Loulo was in line with prior year and depreciation at Gounkoto decreased on the prior year.

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Royalties

Royalties increased by $3.3 million, or 5%, to $65.7 million for the year ended December 31, 2017 from $62.4 million for the year ended December 31, 2016. The increased royalties reflect the increased ounces sold (6% increase) as well as the higher average gold price received (1% increase).

For further discussion on costs, refer to “PART I. Item 4. Information on the Company—B. Business Overview—Mining Operations.”

Exploration and Corporate Expenditure

Exploration and corporate expenditure of $47.8 million for the year ended December 31, 2017 increased by 16% from the previous year’s $41.2 million, reflecting the significant increase in exploration activity during the year.

Finance Income

Finance income of $6.0 million for the year ended December 31, 2017 compared to $1.6 million for the year ended December 31, 2016 consists primarily of interest received on cash held at banks, which was $5.46 million for 2017 as compared to $1.0 million in 2016. The increase was mainly due to an increase in the average cash balances held during 2017 compared to 2016. Finance income further includes foreign exchange gains on financing activities comprising $0.6 million for the year (2016: $0.6 million).

Finance Costs

Finance costs for the year ended December 31, 2017 were $3.1 million compared to finance costs for the year ended December 31, 2016 of $3.2 million. The decrease of $0.1 million is mainly due to a decrease in foreign exchange losses on financing activities included in finance costs (2017: nil compared to $0.4 million in 2016).

Income Tax Expense

The income tax expense of $145.8 million for the year ended December 31, 2017 increased by 35% compared to the year ended December 31, 2017, reflecting higher accruals for tax charges at the Loulo-Gounkoto complex and Tongon, in line with higher profits. The effective tax rate for 2017 was 30%, compared to the effective tax rate in 2016 of 27%.

Under Malian tax law, income tax is based on the greater of 30% taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue. Refer to Note 4 of our financial statements included in this Annual Report on Form 20-F for a reconciliation between implied tax on profits at statutory tax rates and actual tax charges. The income tax charge associated with the Kibali and Morila equity accounted joint ventures is included within “share of profits of equity accounted joint ventures.”

Non-controlling Interests

The non-controlling interests for the year ended December 31, 2017 represent the State of Mali’s 20% share of the profits at Loulo, the Ivorian government’s 10% share and other outside shareholder’s 0.3% share of the profits at Tongon, as well as the State of Mali’s 20% share of the profits at Gounkoto.

Years Ended December 31, 2016 and 2015

Total Revenue

Total revenues from gold sales for the year ended December 31, 2016 increased by $199.4 million, or 20%, from $1,001.4 million to $1,200.8 million, reflecting the 8% increase in the average gold price received of $1,243/oz (2015: $1,148/oz), as well as an 11% increase in the number of ounces of gold sold at Loulo, Gounkoto and Tongon.

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Share of Profits of Equity Accounted Joint Ventures

The share of profits of equity accounted joint ventures decreased to $17.3 million from $77.3 million in the prior year, mainly as a result of Kibali’s share of profits which decreased from $70.3 million to $24.2 million in 2016. This reflected the decreased production and increased costs at Kibali, partially offset by the higher average gold price received. The share of profits from the Kibali joint venture is stated after depreciation of $102.7 million (2015: $87.3 million), foreign exchange losses of $16.3 million (2015: foreign exchange gain of $0.2 million) and a deferred tax credit of $10.3 million (2015: deferred tax charge of $8.0 million). Morila’s share of equity accounted joint venture profits decreased from a profit of $7.0 million in 2015 to a loss of $7.1 million in 2016. Profits decreased year on year following the drop in production due to feeding predominantly lower grade tailings storage facility (TSF) material.

Other Income

Other income of $6.0 million and $15.6 million for the years ended December 31, 2016 and 2015 respectively, include management fees from Morila and Kibali of $5.0 million (2015: $6.1 million), as well as operational foreign exchange gains (2016: $1.0 million compared to 2015: $9.6 million).

Costs and Expenses

Mining and processing costs (comprising mine production costs, movement in production inventories, depreciation and amortization and other) for the year ended December 31, 2016 of $710.2 million decreased by 2% (2015: $726.8 million), due to good cost control.

Mine production cost, net of movement in production inventory and ore stockpiles, of $461.5 million decreased by 7% from 498.8 million, mainly due to lower unit costs at the Loulo-Gounkoto complex. Throughput increased by 9% year on year, following completion of the plant upgrades and improved operating performance of the plant, which also reflected in an increase in recoveries for the year. Production at Tongon also increased by 7% year on year with increased grade and recoveries, following the completion of the crushing circuit upgrade during the year, partially offset by the mill downtime.

Movement in production inventory and ore stockpiles decreased by 23% to from $17.1 million to $13.2 million in 2016. This was the result of ore being loaded on to the stockpile at Gounkoto during 2016, compared to ore fed from the stockpile during 2015 (net movement of $10.2 million). This was partially offset by a net credit movement at Tongon of $7.5 million, where ore was fed from the stockpile at Tongon during 2016, compared to ore added to the stockpile in 2015.

Mining and processing costs further includes ‘other mining and processing costs’ which comprise various expenses associated with providing on mine administration support services to the Loulo, Gounkoto and Tongon mines. These charges amounted to $60.1 million for the year ended December 31, 2016 and $60.0 million for the year ended December 31, 2015.

Depreciation and amortization of $175.3 million for the year ended December 31, 2016 increased 16% compared to the prior year cost of $150.9 million mainly driven by Yalea and Gara underground equipment being brought into use at the Loulo-Gounkoto complex during the year and the higher throughput achieved.

Royalties

Royalties increased by $10.7 million, or 21%, to $62.4 million for the year ended December 31, 2016 from $51.7 million for the year ended December 31, 2015. The increased royalties reflect the higher average gold price received (8% increase), as well as the increased ounces sold (11% increase).

For further discussion on costs, refer to “PART I. Item 4. Information on the Company—B. Business Overview—Mining Operations.”

Exploration and Corporate Expenditure

Exploration and corporate expenditure of $41.2 million for the year ended December 31, 2016 decreased by 9% from the previous year’s $45.1 million, reflecting reductions in general and corporate expenditure, partially offset by increased exploration activity, principally drilling, during the year.

Finance Income

Finance income of $1.6 million consists primarily of interest received on cash held at banks, which was $1.0 million for 2016 as compared to $0.1 million in 2015. The increase was mainly due to an increase in the average cash balances held during 2016 compared to 2015. Finance income further includes foreign exchange gains on financing activities comprising $0.6 million for the year (2015: nil).

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Finance Costs

Finance costs for the year ended December 31, 2016 were $3.2 million compared to finance costs for the year ended December 31, 2015 of $4.4 million. The decrease of $1.2 million is mainly due to a decrease in foreign exchange losses on financing activities included in finance costs (2016: $0.4 million compared to $1.9 million in 2015).

Income Tax Expense

The income tax expense of $108.4 million for the year ended December 31, 2016 increased by 126% compared to the year ended December 31, 2015, reflecting higher accruals for tax charges at the Loulo-Gounkoto complex, in line with higher profits, as well as higher tax charges at Tongon following the end of its exoneration from corporate tax for five years which ended in December 2015.

Under Malian tax law, income tax is based on the greater of 30% taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue. Refer to Note 4 of our financial statements included in this Annual Report on Form 20-F for a reconciliation between implied tax on profits at statutory tax rates and actual tax charges. The income tax charge associated with the Kibali and Morila equity accounted joint ventures is included within “share of profits of equity accounted joint ventures.”

Non-controlling Interests

The non-controlling interests for the year ended December 31, 2016 represent the State of Mali’s 20% share of the profits at Loulo, the Ivorian government’s 10% share and other outside shareholder’s 0.3% share of the profits at Tongon, as well as the State of Mali’s 20% share of the profits at Gounkoto.

5B. LIQUIDITY AND CAPITAL RESOURCES

Cash Resources

The group had $719.8 million cash and cash equivalents for the year ended December 31, 2017 and $516.3 million million for the year ended December 31, 2016.

Operating Activities

Net cash generated from operating activities for the year ended December 31, 2017 of $547.8 million increased by $26.6 million (5%) from the previous year, reflecting the strong operational cash flows from the Loulo-Gounkoto complex and the Tongon mine in 2017.

Cash out flows related to operating working capital items decreased by $45.3 million year on year, mainly due to an increase in cash inflows related to payables ($43.6 million) as well as a decrease in cash out flows related to receivables ($8.9 million).  This was partially offset by a decrease in cash inflows on inventories ($7.2 million).

Net cash generated from operating activities for the year ended December 31, 2016 of $521.2 million increased by $124.2 million (31%) from the previous year, reflecting the strong operational cash flows from the Loulo-Gounkoto complex and the Tongon mine in 2016.

Cash flows related to operating working capital items decreased by $64.9 million year on year, mainly due to the decrease in cash flows related to receivables ($30.9 million). This occurred mainly due to advances to contractors and tax prepayments at Loulo, partially offset by decreases in the TVA balances at Loulo. The decrease in cash flows was further impacted by the $42.3 million decrease in cash flows related to trade and other payables. This occurred mainly due to the decrease in supplier balances at the Loulo-Gounkoto complex due to the timing of payments of invoices. This was partially offset by an increase to inventories ($8.4 million).

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Investing

Investing activities for the year ended December 31, 2017 utilized $226.1 million compared to $157.6 million utilized for the year ended December 31, 2016. Additions to property, plant and equipment were $199.3 million for the year ended December 31, 2017, and were mainly attributable to capital expenditure at the Loulo-Gounkoto complex of $129.9 million. Of this amount, $64.2 million was spent on the development of the Yalea and Gara underground mines, $24.4 million was spent on ongoing capital and exploration and $18.5 million was recognized as a stripping asset in respect of the Gounkoto open pit pushback. The ore made available will be fed in 2018 as per the mine plan. Capital expenditure at Tongon of $20.0 million consisted of mining fleet rebuild activities ($9.9 million), exploration capital ($1.1 million), ongoing capital spent ($7.4 million) with $1.7 million recognized as a stripping asset in respect of the pit pushback relating to ore which will be fed in 2018 as per the mine plan. During the year, $29.2 million was spent at the Massawa feasibility project.

Investing activities for the year ended December 31, 2016 utilized $157.5 million compared to $217.8 million utilized for the year ended December 31, 2015 and consisted primarily of $149.1 million expenditure at the Loulo-Gounkoto complex. Of this amount, $97.8 million was spent on the development of the Yalea and Gara underground mines, including the refrigeration plants, and $26.0 million was spent on ongoing capital, notably the elution and power plant upgrades. A stripping activity asset of $15.5 million was created at Gounkoto in the third quarter in respect of the MZ3 zone of the orebody, however all ore was fed in the fourth quarter of 2016 and thus the stripping asset was fully depreciated in the fourth quarter of 2016. Capital expenditure at Tongon of $10.5 million consisted of power plant upgrades and ongoing capital spent, while $6.5 million was spent at the Massawa project during the year.

Financing

Financing activities for the year ended December 31, 2017 used $118.1 million. Financing activities for the year ended December 31, 2016 used $60.7 million. Cash spent in 2017 mainly comprised the payments of dividends of $94.0 million paid to the company’s shareholders and $24.4 million of dividends paid to the State of Mali and the State of the Cote d’Ivoire in relation to Gounkoto and Tongon.

Financing activities for the year ended December 31, 2016 used $60.7 million. Financing activities for the year ended December 31, 2015 used $48.6 million. Cash spent in 2016 mainly comprised the payments of dividends of $52.1 million paid to the company’s shareholders and $11.9 million of dividends paid to the State of Mali in relation to Gounkoto.

Credit and Loan Facilities

Kibali utilizes mining equipment under a finance lease provided by KAS 1 Limited (KAS). The group has an effective 25.05% interest in KAS which is held through the equity accounted joint venture Kibali (Jersey) Limited. The lease term is 10 years. The finance lease liability is recognized in respect of the equipment which has been transferred to Kibali under an installment sale agreement. The finance lease liability is interest bearing at 8% and is to be reduced by rental payments monthly as agreed in the installment sale agreement.

The company maintains a $400.0 million unsecured revolving credit facility with HSBC and a syndicate of banks which matures in December 2022 and is at present undrawn.

Based on the company’s current cash resources and available facilities, projected operating cash flows and capital expenditure, we are confident the company will be able to meet its obligations at the prevailing gold price.

Corporation Tax Claims

The International Center for Settlement of Investment Disputes’ (ICSID) arbitration tribunal issued its final and binding award in 2016, resulting in Loulo being awarded $29.2 million in principal (together with an award for costs and interest) from the State of Mali, for monies found by the tribunal to have been wrongfully taken by the government through TVA credits. This amount was subsequently received during the third quarter of 2016. In addition, the arbitration ruled that TVA withholding tax on foreign suppliers was due to the State of Mali, although amounts due were also confirmed to be recoverable as TVA receivables by the award such that the TVA payable is matched by an equal TVA receivable. The arbitration however related to only a portion of the various tax claims which have been received by the group from the State of Mali in respect of its Mali operations. The outstanding claims in respect of its Mali operations totaled $200.5 million at the end of the year.

Having taken professional advice, the group considers the material elements of the outstanding claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process. Accordingly, no provision has been made for the material claims and the likelihood of a material outflow of economic benefits in respect of such claims are considered improbable under IFRS.

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Loulo, Gounkoto and Morila each have legally binding establishment conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues. During the third quarter of 2016, the group received payment demands for these disputed amounts, and while it was engaged with the authorities on these demands, its office in Bamako was closed in early October 2016 by the authorities but subsequently reopened later in that month. Following that, the group paid tax advances to the State of Mali in the amount of $25.0 million, to ensure that it could continue to engage with the Malian authorities to resolve the tax disputes, noting that any amounts which are legally not due will be refunded. These amounts are shown in non-current trade and other receivables and judgement was applied in assessing the recoverability of the balance.

Corporate, Exploration, Development and New Business Expenditures

Our expenditures on corporate, exploration, development and new business activities for the past three years are as follows:

	Year Ended December 31, $000
Area	2017	2016	2015

Rest of Africa	1,159	172	4,472
Burkina Faso	91	111	113
Mali	8,502	6,354	5,087
Côte d’Ivoire	8,812	4,583	5,825
Senegal	2,536	1,566	1,669
DRC	6,605	6,823	156
Total exploration expenditure	27,705	19,609	17,322
Corporate expenditure	20,080	21,593	27,745
Total exploration and corporate expenditure	47,785	41,202	45,067

The Group has a portfolio of exploration permits and projects, with various exploration programs, ranging from early stage exploration to feasibility studies being undertaken. These are underway in the Democratic Republic of Congo, Mali, Senegal and Côte d’Ivoire.

Working Capital

Management believes that our working capital resources, by way of internal sources and available credit facilities are sufficient to fund our currently foreseeable future business requirements, including capital expenditures.

5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We are not involved in any research and development and have no registered patents or licenses.

5D. TREND INFORMATION

Our financial results are subject to the movement in gold prices. In the past fiscal year, the general trend has been upwards and this has had an impact on revenues. However it should be noted that fluctuations in the price of gold remain a distinct risk to us.

Gold Market

The gold market is relatively liquid compared with many other commodity markets, with the price of gold generally quoted in US dollars. The physical demand for gold is primarily for fabrication purposes, and gold is traded on a world-wide basis. Fabricated gold has a variety of uses, including jewelry, electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

Historically, gold has been used as a store of value because it tends to retain its value in relative terms against basic goods in times of inflation and monetary crisis. Therefore, large quantities of gold in relation to annual mine production are held for this purpose. This has meant that, historically, the potential total supply of gold has been far greater than annual demand. Thus, while current supply and demand play some part in determining the price of gold, this does not occur to the same extent as for other commodities.

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Instead, gold prices have been significantly affected, from time to time, by macro-economic factors such as expectations of inflation, interest rates, exchange rates, changes in reserve policy by central banks, and global or regional political and economic crises. In times of inflation, currency devaluation, and political and economic crises, gold has traditionally been seen as refuge, leading to increased purchases of gold and a support for the price of gold.

Interest rates affect the price of gold on several levels. High real interest rates increase the cost of holding gold, and discourage physical buying in developed economies. High Dollar interest rates also make hedging by forward selling attractive because of the higher contango premiums (differential between LIBOR and gold lease rates) obtained in the forward prices. Increased forward selling in turn has an impact on the spot price at the time of sale.

Changes in reserve policies of central banks have affected the gold market and gold price on two levels. On the physical level, a decision by a central bank to decrease or to increase the percentage of gold in bank reserves leads to either sales or purchases of gold, which in turn has a direct impact on the physical market for the metal. In practice, sales or purchases by central banks have often involved substantial tonnages within a short period of time and this selling/buying can place strong pressure on the markets at the time they occur. As important as the physical impact to official sales, announcements of rumors of changes in central bank policies which might lead to the sale of gold reserves historically had an effect on market sentiment and encouraged large speculative positions against gold in the futures market for the metal.

Gold Market Overview

Given the unfavorable macroeconomic environment for gold, the metal’s price performance over the year has been notable, rising 13% from the start of the year to $1,291 per ounce at year end.

The average gold price for 2017 was $1,266 per ounce compared to an average of $1,251 per ounce in 2016, with the price rising 13% from $1,146 per ounce at the start of the year to $1,291 per ounce at year end. This increase was against some substantial headwinds which included the US Federal Reserve’s tightening cycle, subdued inflation, stronger labor markets, a substantial increase in stock market indices and accelerating global growth. The potential impact on the gold price of an increase in inflation risk fueled by upward interest rate pressure and the likelihood of increased geopolitical uncertainty and the signs of declining new gold supply may lend further short and medium term support to the gold price.

Total gold supply dropped by 4% in 2017 according to a study by the World Gold Council, following a substantial reduction in recycling supply. Mine production was in line with 2016. Stricter environmental regulations in China and ongoing fiscal disputes in Tanzania negatively impacted gold supply from those countries. Several other jurisdictions also experienced lower output, notably the United States, Brazil and Mali. Mine production in Indonesia rose as a result of higher grade ore being mined. New start-up projects boosted gold supply from Canada. Global mine production is anticipated to be at near peak production levels over the next 24 months with the forecast future production declining as a result of the mining industry having cut their exploration budgets and not being able to replace the gold they have mined since the turn of the century. Grassroots exploration spending by junior mining companies in the gold sector, historically the driving force behind new discoveries, has plummeted since 2012. Furthermore, the major mining companies continue to allocate only a small proportion of their revenues to exploration for new reserves and resources. Data produced by S&P Global Market Intelligence shows that their ratio of greenfield exploration expenditure to revenues has reached historic lows and has dropped from 2% in 1997 to 0.5% in 2016. More aggressive fiscal and tax legislation being introduced across the developing world may also drive down new gold mine production.

The jewelry market on the other hand, experienced its first year of growth since 2013. The increase was primarily driven by a recovery in the US, China and India. Demand in the US reached its highest level since 2010. A sound economic and employment environment has supported consumer sentiment this year. India has shown a 12% increase in jewelry demand following a subdued 2016 that was influenced by changes in tax and regulations. European market weakness was largely due to losses in the UK as a result of Brexit uncertainty.

Net positive central bank buying continued, albeit at a lower rate than the prior year. This was the eighth consecutive year of net central bank purchases.

An increase of 6% in gold consumption in the electronics sector also helped to boost overall gold demand for technological use.

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These increases, according to the World Gold Council study were balanced by a drop in investment demand of 23%, as inflows into gold backed ETFs and similar products dropped to around one third of the elevated 2016 levels, a year in which inflows were the second highest on record. European based ETFs were responsible for the largest portion of the inflows. While geopolitical uncertainty underpinned gold investment inflows, many other asset classes, including stock market indices, made new highs which partially dampened demand.

Bar and coin demand was down 2%. Demand in the key markets of China and India, however, increased as well as in the Middle East and Turkey. Demand in the US posted a substantial drop to levels last seen in 2007 as investors turned their attention to the rising equity markets.

Gold recycling on the other hand was down 10% from the elevated levels seen in 2016 as a result of a rapidly increasing gold price earlier on in that year.

The volatility of gold prices is illustrated in the following table, which shows the approximate annual high, low and average of the afternoon London Bullion Market fixing price of gold in Dollars for the past ten years.

	Price Per Ounce ($)
Year	High	Low	Average
2008	1,011	712	871
2009	1,213	810	972
2010	1,421	1,058	1,224
2011	1,895	1,319	1,572
2012	1,792	1,540	1,669
2013	1,694	1,192	1,411
2014	1,385	1,142	1,266
2015	1,296	1,049	1,160
2016	1,366	1,061	1,249
2017	1,346	1,151	1,266
2018 (through February 28)	1,355	1,311	1,332

5E. OFF-BALANCE SHEET ARRANGEMENTS

None.

5F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our contractual obligations and commercial commitments are described below. The related obligations as at December 31, 2017 are set out below. The figures presented exclude equity accounted joint venture balances:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligations	23,088	2,886	5,772	5,772	8,658
Environmental rehabilitation	55,738	-	-	12,721	43,017
Loans from minority shareholders in subsidiaries	2,765	-	-	-	2,765
Total contractual cash obligations	81,591	2,886	5,772	18,493	54,440
Contracts for capital expenditure	17,262	17,262	-	-	-

Refer to Notes 10 and 19 of our consolidated financial statements included in this Annual Report on Form 20-F for details of the Joint Venture Agreements with AngloGold Ashanti, BYTP and WAMFF Ltd.

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Item 6. Directors, Senior Management and Employees

6A. DIRECTORS AND SENIOR MANAGEMENT

Our Articles of Association provide that the board must consist of no fewer than two and no more than 20 directors at any time. On February 2, 2017, the board appointed Ms. O. Kirtley to the board as an independent non-executive director and to the remuneration committee. The board currently comprises eight members, two executive and six non-executive directors.

Our Articles of Association provide that any new director should be re-elected by the shareholders at the annual general meeting following the date of the director’s appointment, in accordance with the United Kingdom Governance Code (2016 Revision) (United Kingdom Governance Code) which calls for directors to seek re-election annually. At the annual general meeting held on May 2, 2017, Dr. D.M. Bristow, Mr. G.P. Shuttleworth, Mr. C.L. Coleman, Ms. J.M. Lioko, Mr. A.J. Quinn, Mr. J. Kassum and Ms. S.F. Ba-N’Daw were re-elected. Ms. O. Kirtley was elected as a director of the company. Mr. Dagdelen retired after seven years as a non-executive director on May 2, 2017.

According to the Articles of Association, the board meets at intervals determined by it from time to time.

The address of each of our executive directors and non-executive directors is the address of our principal executive office, 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ, Channel Islands.

Executive Directors

Mark Bristow (59) Chief Executive. Mr. Bristow has been Chief Executive Officer since the incorporation of the company in 1995, which was founded on his pioneering exploration work in West Africa. He has subsequently led the company’s growth through the discovery and development of world class assets into a major international gold mining business. Mr. Bristow has played a pivotal part in promoting the emergence of a sustainable mining industry in Africa. He has a proven track record of growing businesses in Africa and delivering considerable shareholder value. A geologist with a PhD from Natal University, South Africa, he has held board positions at a number of global mining companies and is currently the non-executive chairman of Rockwell Diamonds Inc.

Graham P. Shuttleworth (49) Finance Director and Chief Financial Officer. Mr. Shuttleworth joined us as Chief Financial Officer and Finance Director in July 2007 but has been associated with the company since its inception, initially as part of its management team involved in listing the company on the London Stock Exchange in 1997, and subsequently as an advisor. Mr. Shuttleworth brings significant financial and management experience to the board, combined with considerable knowledge of large scale international businesses which was developed initially as a chartered accountant qualifying with Deloitte, and then as managing director and the New York based head of metals and mining for the Americas in the global investment banking division of HSBC where he advised numerous mining companies on listings, accessing the capital markets and mergers and acquisitions. Mr. Shuttleworth is a graduate of the University of Cape Town, South Africa, with a bachelor of commerce degree and an honors degree from the University of South Africa.

Non-Executive Directors

Christopher L. Coleman (49) Non-Executive Chairman. Chairman of the governance and nomination committee and member of the remuneration committee. Mr. Coleman is the group head of banking at Rothschild & Co and has more than 25 years’ experience in the financial services sector, including corporate and private client banking and project finance. He has had a long standing involvement in the mining sector in Africa and globally. He is a director of NM Rothschild & Sons, chairman of Rothschild Bank International in the Channel Islands and serves on a number of other boards and committees of the Rothschild & Co group, which he joined in 1989. He is a BSc (Econ) graduate from the London School of Economics and was a non-executive director of the Merchant Bank of Central Africa from 2001 to 2008. Mr. Coleman’s management and corporate governance experience brings strong leadership skills to the board. He is a non-executive director of Papa John’s International Inc. He was appointed a director in November 2008.

Andrew J. Quinn (64) Senior Independent Non-Executive Director. Chairman of the remuneration committee and member of the audit committee. Mr. Quinn retired at the end of 2011 from his position as head of mining investment banking for Europe and Africa at CIBC after 15 years in the role and more than 35 years’ experience of the mining industry. With a BSc (Hons) in mineral exploitation (mining engineering) from Cardiff University, Mr. Quinn began his career in Anglo American’s gold division in 1975, holding various management and technical positions in South Africa, and worked briefly for Greenbushes Tin in Australia before joining The Mining Journal in 1982 as editor of its gold publications. In 1984 he entered the financial services industry joining James Capel (later HSBC Investment Banking) and then moving to CIBC in 1996. Mr. Quinn brings strong commercial experience to the board, combined with considerable knowledge of the resource sector and a strong track record of understanding the needs of businesses operating in Africa and other international markets. He was appointed a director in November 2011.

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Safiatou Francoise Ba-N’Daw (65) Independent Non-Executive Director. Member of the audit committee. A Harvard University MBA graduate, Ms. Ba-N’Daw spent 12 years with the World Bank as a senior financial specialist for the South Asia region, following which she was appointed Côte d’Ivoire’s Minister of Energy, a position she held until 2000. Ms. Ba-N’Daw was subsequently appointed a director of the United Nation’s Development Program for South-South Cooperation (formerly the Special Unit: Technical Cooperation among Developing Countries) until 2004 when she was appointed deputy chief of staff to the Prime Minister of Côte d’Ivoire. Ms. Ba-N’Daw’s deep understanding of the financial and political opportunities and challenges of operating in emerging countries, especially West Africa, provides a valuable contribution to the board. She was appointed a director in March 2015.

Jemal-ud-din Kassum (Jamil Kassum) (69) Independent Non-Executive Director. Chairman of the audit committee, member of the remuneration committee and of the governance and nomination committee. Mr. Kassum has a wealth of significant recent and relevant financial and political experience having been a former World Bank vice president for the East Asia and Pacific region after 25 years with the International Finance Corporation (IFC), where as a vice president he was responsible for all of IFC’s new investments. He now provides strategic advice to international financial institutions and companies. Mr. Kassum brings a strong strategic understanding to the board and has a detailed knowledge of risk assessment and management systems. He grew up in Tanzania, was educated at Oxford University and holds an MBA from Harvard University. He was appointed a director in January 2014.

Olivia Kirtley (67) Independent Non-Executive Director. Member of the remuneration committee and of the audit committee. Ms. Kirtley holds a BS in Accounting from Florida Southern College and a Masters of Taxation from Georgia State University. She is a frequent speaker at United States and international forums for boards and professional organizations on best practices and tools to enhance board effectiveness, risk oversight and governance structures. Ms. Kirtley is currently a non-executive director of US Bancorp, Papa John’s International and ResCare, Inc where she serves on various board committees. She is also the immediate past chairman and president of the International Federation of Accountants and a past council member of the International Integrated Reporting Council. Her extensive financial experience and strong leadership in the area of governance brings additional insight and expertise to the board. She was appointed a director in February 2017.

Jeanine Mabunda Lioko (53) Independent Non-Executive Director. Member of the governance and nomination committee. Ms. Lioko has spent a number of years working in the Democratic Republic of Congo’s finance industry including with Citi Group and as an advisor to the Governor of Banque Centrale du Congo. A former Minister of Portfolio of the DRC, a position which she held for over five years, she is now a serving member of the National Assembly of the Democratic Republic of Congo, representing the Equateur Province, and brings a wealth of knowledge in managing the political and financial landscape in Central Africa. Ms. Lioko is also a special advisor to the DRC government to prevent violence against women and the recruitment of children for war. She was educated in Brussels, Belgium, and holds a law degree from the Catholic University of Louvain, Belgium, and a postgraduate degree in commercial science from the ICHEC Brussels Management School. She joined the board in January 2013. She stepped down as a member of the audit committee on May 2, 2017 and was appointed as a member of the governance and nomination committee on May 2, 2017.

Executive Officers

Willem Jacobs (59) GM Operations Central and East Africa. With a BPL (Hons) and DCom, he has served as a director of listed and private companies in the areas of mining, engineering and manufacturing in Southern, Central and Eastern Africa for over the past 22 years. He joined Randgold in 2010.

John Steele (57) Technical and Capital Projects Executive. Mr. Steele was responsible for the successful construction and commissioning of our Morila, Loulo, Tongon and Gounkoto mines and led the development and commissioning of the Kibali mine in the DRC. He manages the group’s capital projects and also continues to provide operational and engineering oversight to the group. Mr. Steele has a BSc (Hons) in Chemical Engineering and Master’s in Business Leadership (UNISA).

Chiaka Berthe (49) GM Operations West Africa. With a Master’s degree in geological engineering from the Malian National School of Engineering, Mr. Berthe has more than 21 years’ experience in the industry. He is a member of the Australian Institute of Mine and Metallurgy and the Geostatistical Association and was appointed to his current position in 2015.

Martin Welsh (46) General Counsel and Secretary. Mr. Welsh joined us in 2011 and in 2012 was appointed the group’s company secretary and general counsel. He qualified as a solicitor in 1998 and previously worked in London with Dickson Minto WS and Linklaters, where he represented numerous international corporate and financial institutions, and in Jersey where he acted for Randgold while in private practice.

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Rodney Quick (46) Group GM Evaluation. A geologist with an MSc Geology and more than 24 years’ experience in the gold mining industry, Mr. Quick joined us in 1996, and has been involved in the exploration, evaluation and production phases of all our projects since Morila. He became responsible for all project development and evaluation for the group in 2009.

Our Articles of Association provide that the longest serving one-third of directors retire from office at each annual general meeting. Retiring directors normally make themselves available for re-election and are re-elected at the annual general meeting on which they retire. In accordance with the United Kingdom Governance Code the directors will offer themselves for re-election by shareholders at the company’s annual general meeting. Our officers’ appointment (each as an officer) is regulated by standard industry employment agreements.

The date of appointment, date of expiration and length of service for each of our directors is set forth in the table below:

Director	Date of Appointment	Date of Expiration Term[1]	Number of Years Served

Executive
D.M. Bristow	8/11/95	5/08/18	23
G.P. Shuttleworth	7/03/07	5/08/18	11
Non-Executive
C.L. Coleman	11/03/08	5/08/18	9
A.J. Quinn	11/01/11	5/08/18	6
J. Mabunda Lioko	1/28/13	5/08/18	5
J. Kassum	1/31/14	5/08/18	4
S. F. Ba-N’Daw	3/01/15	5/08/18	3
O. Kirtley	2/02/17	5/08/18	1

[1]	The United Kingdom Corporate Governance Code requires that all directors should stand for re-election on an annual basis. Dr. K. Dagdelen retired from the board of directors on May 2, 2017.

None of our directors and executive officers were selected under any arrangements or understandings between that director or executive officer and any other person. All of our non-executive directors are considered independent directors.

6B. COMPENSATION

Our objective is to ensure that our executive remuneration policy encourages, reinforces and rewards the delivery of sustainable shareholder value. We aim to ensure that our pay arrangements are fully aligned with our approach to risk management, and take into account our obligations in respect of environmental, social and governance polices. We provide senior management, including executive directors, with competitive base salaries to attract and retain high caliber executives, based on personal performance profile and relevant experience. In addition, other elements of our remuneration program are designed to encourage and reward superior performance on an annual basis as well as sustainable long-term performance. The remuneration committee’s policies are designed to meet these objectives and to ensure that the individual directors are fairly and responsibly rewarded for their respective contributions to our performance.

Executive Remuneration Review and Policy Changes for 2018

During 2017 the remuneration committee undertook an extensive review of the current remuneration policy for executive directors in order to assess the extent to which the existing policy continues to be aligned with our strategic goals and the interests of our shareholders.

The remuneration committee concluded that much of the policy remains appropriate. However in the context of evolving market expectations in relation to executive pay, it was agreed that the incentive plan policy required updating. The remuneration committee considered a range of alternative approaches for the operation of the group’s long term incentive plan arrangements before deciding on the proposed policy.

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The key objectives of the policy review, and proposed changes to the policy, are to:

•	Take into consideration the views of our shareholders on the remuneration policy;
•	Maintain strong alignment between executive directors and shareholders through our remuneration arrangements; and
•	Simplify the long term incentive plan arrangements and increase executive directors’ line of sight.

The remuneration committee consulted with a wide range of shareholders and has taken their views into consideration, and adapted the proposed policy in the light of their feedback which, overall, has been very positive.

Proposed Changes to the Policy

The remuneration committee intends to simplify the long term incentive arrangements by removing the co-investment plan (CIP) and reducing the total incentive plan quantum.

The key changes to the policy for 2018 are as follows (and are set out in detail in the following section):

Objective	Proposed change
Take into consideration the views of our shareholders on the policy	• Removal of the CIP • Lower total incentive plan quantum • Reduce threshold Long Term Incentive (LTI) vesting percentage
Maintain strong alignment between executive directors and shareholders	• Increase shareholding guidelines • Extend overall LTI time horizon • Increase proportion of remuneration delivered in shares
Simplify the long term incentive plan arrangements and increase executive directors’ line of sight

•      Simplification of the Total Shareholder Return (TSR) measure under a new long term incentive plan (a change to the implementation of the policy)

•      Reserve replacement measure, calculated with reference to the number of shares in issue

New 2018 Long Term Incentive Plan (LTIP)

As the current performance share plan (the 2008 restricted share scheme (RSS)) is due to expire during 2018, a new long term incentive plan (the 2018 long term incentive plan (LTIP)) will be put to investors for approval at the company’s 2018 AGM.

The terms of the plan are largely unchanged but have been updated to comply with current laws and regulation, and prevailing market practice.

A key change to the plan is in relation to the individual award limit, which has been increased to 350% of salary to accommodate the proposed award level for the CEO (which represents a decrease in overall incentive quantum and LTI quantum). In addition, an exceptional individual maximum limit of 400% of salary has been introduced for use in exceptional circumstances, as determined by the remuneration committee.

Remuneration Outcomes for 2017

The company’s strong performance against 2017 objectives resulted in outcomes under the annual bonus plan for the CEO and CFO of 60% and 72% respectively of the maximum bonus.

The 2015 co-investment plan awards vested in respect of 58% of the award, with relative TSR performance of 4.6% per annum in excess of the Euromoney Global Gold Index over the performance period.

The threshold performance targets for the third and final tranche of the 2013 restricted share scheme were not met and therefore the award lapsed.

The performance targets for the 2014 restricted share scheme were partially met:

•	TSR growth over the performance period was 9% p.a. resulting in 55% of this element of the award vesting;

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•	Additional reserves including reserve replacement performance was 30.1% which resulted in 63% of this element of the award vesting; and
•	The threshold EPS target was not met and so this element of the award lapsed.

The performance outcome resulted in a total of 39% of the award vesting.

In 2017, the remuneration committee continued to exercise oversight of remuneration of staff below the board and received information on pay structures at all levels within the company.

Other Remuneration Decisions in Relation to 2018

For the year commencing January 1, 2018, the remuneration committee has agreed to increase the CEO’s base salary and the CFO’s base salary by 3%, slightly below the average increase for the company’s employees at management levels and in line with the broader market.

Executive Directors’ Remuneration

	Base salary				Annual bonus[1]				Other payments[4]		Total
Director ($)	2017		2016		2017		2016		2017	2016	2017	2016
DM Bristow	1,737,754		1,687,140		3,147,624		3,270,202		2,736,835	2,740,070	7,622,213	7,697,412
GP Shuttleworth	717,840	[2]	733,549	[2]	1,098,774	[3]	1,024,402	[3]	619,143	565,027	2,435,757	2,322,978
Total	2,455,594		2,420,689		4,246,398		4,294,604		3,355,978	3,305,096	10,057,970	10,020,390

[1]	For detail of the portion of bonus deferred and performance measures met, see the sections “—Co-Investment Plan” and “—Restricted Share Scheme” below.
[2]	Mr.GP Shuttleworth’s salary was paid in pounds but converted to dollars at the average rate for the year of £1:1.29.
[3]	Mr.GP Shuttleworth’s bonus was paid in pounds in March 2018 but has been converted to dollars at the rate of £1:1.36.
[4]	Other payments include expenses for restricted share awards, performance share awards and co-investment plan awards which are costed in accordance with IFRS 2, based on the valuation at the date of grant rather than the value of the awards that vested in the year. Vesting is subject to a number of vesting conditions which may or may not be achieved.

Base Salary

The CEO’s and CFO’s base salaries are determined by the remuneration committee, taking into account the performance of the individual. The company also benchmarks each element of remuneration and the total remuneration package in comparison to FTSE 100, FTSE mining and comparable international gold mining companies.

When setting base salaries, the remuneration committee also takes into consideration the requirement for extensive travel and time spent at the company’s operations in Africa. This is considered critical to the effective management of the company’s business.

At December 31, 2017, the annual base salaries of the executive directors were as follows:

•	CEO: Dr. D.M. Bristow $1,737,754; and
•	CFO: Mr. G.P. Shuttleworth £557,329.

During the year, the remuneration committee was provided with information detailing salaries of the broader employee population. The remuneration committee reviewed the information on the employees’ salaries and any increases made are also taken into account when considering the base salary increases for the CEO and the CFO. The increases for the employees took effect in October 2017 and ranged from 2.1% to 5.9%. The average increase in employee salaries was approximately 3.4%.

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Retirement Benefits

No retirement benefits were provided to the executive directors during 2017. Executive directors can elect to sacrifice up to 20% of their base salary to contribute to a defined contribution fund. The defined contribution fund is also offered to senior management. The company does not make any contribution to the defined contribution fund.

Other Benefits

No other benefits were provided to the executive directors during 2017. Executive directors can elect to receive other benefits, including medical aid, funded out of their base salary. Where appropriate, executive directors may be provided with benefits while travelling for work and the cost of membership of professional associations. Life assurance cover is provided to the executive directors by the company through the group life assurance scheme and is also made available to senior management.

2017 Annual Bonus

The 2017 annual bonus paid out at 60% of maximum for the CEO and at 72% of maximum for the CFO.

The tables below set out an overview of the performance measures, weightings and targets, and each executive director’s achievement of those targets.

CEO

1 The LTIFR for the year was 0.51, however, as a contractor suffered a fatal accident during the year, the rate has been adjusted to result in a 0% achievement for this measure.

CFO

1 The LTIFR for the year was 0.51, however, as a contractor suffered a fatal accident during the year, the rate has been adjusted to result in a 0% achievement for this measure.

2017 Deferred Annual Bonus

One third of the annual bonus earned is compulsorily deferred. This amount is used to acquire shares that are held for a period of three years.

The annual bonus amounts that were deferred for 2017 are $1,049,208 for the CEO and $366,258 for the CFO.

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Amounts awarded under the annual bonus plan are subject to clawback in the event of a material misstatement of the company’s annual report and accounts on which they were based.

Long Term Incentive Outcomes for 2017

Restricted Share Scheme - 2017 Outcome

The vesting of the restricted share scheme awards granted in 2013 for the CEO and the CFO, were subject to the achievement of operational and financial targets. Four separate measures of business growth were used, each weighted 25%, with tranches of awards vesting after three, four and five years as follows:

•	Additional reserves including reserve replacement;
•	Absolute reserves excluding reserve replacement;
•	EPS growth; and
•	Absolute TSR.

None of the performance conditions for the final tranche of the 2013 award were met during the year and therefore this tranche of the award lapsed.

The vesting of the restricted share scheme awards granted in 2014 for the CEO and the CFO, were subject to the achievement of operational and financial targets. Three separate measures of business growth were used, each weighted 1/3, with tranches of awards vesting after four years (with an additional 1 year holding period) as follows:

•	Additional reserves including reserve replacement;
•	EPS growth; and
•	Absolute TSR.

The performance targets for the 2014 restricted share scheme were partially met:

•	TSR growth over the performance period was 9% p.a. resulting in 55% of this element of the award vesting;
•	Additional reserves including reserve replacement performance was 30.1% which resulted in 63% of this element of the award vesting; and
•	The threshold EPS target was not met and so this element of the award lapsed.

The performance outcome resulted in a total of 39% of the award vesting, representing a value of $1,521,818 and $396,846 for the CEO and the CFO, at a closing share price on December 29, 2017 of $98.89.

Co-Investment Plan - 2017 Outcome

The vesting of the co-investment plan awards granted in 2015 to the CEO and the CFO were subject to a performance condition which measures the company’s Total Shareholder Return (TSR) performance against the Euromoney Global Gold Index TSR performance. The company’s annualized TSR performance exceeded the index TSR performance by 4.6% compound per year and as a result the performance condition was only partially met. Accordingly 58% of the awards vested, representing a value of $3,198,993 and $800,218 for the CEO and the CFO respectively, at a closing share price on December 29, 2017 of $98.89.

CEO Performance Shares- 2017 Outcome

At the company’s annual general meeting in 2013, shareholders approved a one-off award of performance shares to the CEO.

The vesting of the performance shares was subject to the achievement of the following conditions and the CEO continuing to hold office or employment with the company during the period of three years from April 29, 2013, being the date of grant of the award.

The conditions to which vesting of the award was subject were designed to reflect the value enhancement and focus on the establishment and operation of the Kibali gold mine. Satisfaction of each condition would result in the vesting of one-fifth of the shares subject to the award.

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At December 31, 2016, four out of five of the performance conditions had been met and the CEO completed the minimum service period applicable to the award.

•	The first gold pour occurs at the Kibali gold mine;
•	The cumulative production at the Kibali gold mine in aggregate equals or exceeds 500,000oz of gold;
•	Gold production of the Randgold group in aggregate equals or exceeds 1Moz per annum, for any financial year of the company; and
•	The Nzoro II hydroelectric power station provides electricity to the Kibali gold mine.

As a result a total of 40,024 shares were transferred from the employee share trust to Dr. Mark Bristow’s nominee on April 29, 2016.

The final performance condition was met in January 2018 and the release of the final tranche of the award was approved by the board in February 2018:

•	The vertical shaft at the Kibali gold mine is completed and signed-off by the contractor of the vertical shaft and by the representative of the Kibali gold mine.

As a result, a total of 10,007 shares were transferred from the employee share trust to Dr. Mark Bristow’s nominee on March 16, 2018.

The shares are restricted from dealing and will only be released when the CEO leaves the service of the company. In the interim Dr Bristow will be entitled to vote the shares (on direction to the nominee) and will be entitled to receive any dividends accrued on those shares at the time the shares are released.

The award is subject to clawback (up to a maximum value of $4,000,000) at the discretion of the remuneration committee where a material misstatement is found contained in the annual report and accounts of the company on which vesting of the award (or any part thereof) was based.

Non-Executive Directors’ Remuneration

Non-Executive Director	Fees		Other payments[1]		Total
Director ($)	2017	2016	2017	2016	2017	2016
CL Coleman	305,000	305,000	222,375	249,200	527,375	554,200
S Ba-N’Daw	95,000	83,333	133,425	149,520	228,425	232,853
K Dagdelen[2]	23,333	70,000	n/a	149,520	23,333	219,520
J Kassum	150,000	135,417	133,425	149,520	283,425	284,937
O Kirtley[3]	101,250	n/a	133,425	n/a	234,675	n/a
J Mabunda Lioko	78,333	95,000	133,425	149,520	211,758	244,520
AJ Quinn	225,000	154,167	177,900	149,520	402,900	303,687
TOTAL	977,916	1,032,917	933,975	1,345,680	1,911,891	2,378,597

[1]	Other payments consisted only of the annual award of shares to each non-executive director approved at the AGM (Nasdaq Global Select Market closing price on day preceding date of grant or if a public holiday, the next trading day – 2017: $88.95 per share; 2016: $99.68 per share).
[2]	Dr. Dagdelen retired from the board on May 2, 2017.
[3]	Ms. Kirtley was appointed to the board on February 2, 2017.

The remuneration paid for 2017 and to be paid for 2018 to our non-executive directors, including the chairman, is comprised of:

•	An annual retainer fee to all non-executive directors of $60,000 in each of 2017 and 2018;
•	An annual fee for audit committee service of $35,000 in each of 2017 and 2018;
•	An annual fee for remuneration committee service of $25,000 in each of 2017 and 2018;
•	An annual fee for governance and nomination committee service of $10,000 in each of 2017 and 2018;
•	The chairman of a board committee receives an additional fee of $20,000;

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•	The senior independent director receives a fee of $85,000, payable in addition to the annual fee and other committee fees;
•	The chairman also receives a chairman fee of $225,000 (which is inclusive of committee membership fees but exclusive of the committee chairman fee);
•	Mr. C. Coleman, as chairman of the board, subject to shareholder approval, will receive an annual award of 2,500 ordinary shares;
•	Mr. A. Quinn, as senior independent director, subject to shareholder approval, will receive an award of 2,000 ordinary shares; and
•	Each non-executive director, subject to shareholder approval, will receive an annual award 1,500 ordinary shares. The shares are seen as an important element of our approach to remuneration policy in relation to the chairman and non-executive directors. They encourage share ownership and are delivered in lieu of cash. The directors are considered independent notwithstanding an award of shares.

6C. BOARD PRACTICES

Directors’ Terms of Employment

We have entered into contracts of employment with our executive directors Dr. D.M. Bristow and Mr. G.P. Shuttleworth with a notice period of six months.

We have entered into letters of appointment with our non-executive directors. Each director is subject to re-election annually by our shareholders in accordance with the provisions of the United Kingdom Corporate Governance Code.

Board of Directors Committees

The board has established and delegated specific roles and responsibilities to three board committees and three management committees to assist with the execution of its mandate and in order to ensure good corporate governance. The standing committees comprise an audit committee, a remuneration committee and a governance and nomination committee, all of which are chaired by independent non-executive directors. The audit, remuneration, and governance and nomination committees are comprised of only non-executive directors. The management committees comprise the executive committee, the environmental and social oversight committee, both chaired by the CEO, and the treasury committee, chaired by the CFO.

Meetings of the board committees are held quarterly and members of the management team can be invited to attend as appropriate.

The board and management have been following the developments in corporate governance requirements and best practice standards, and as these have evolved we have responded in a positive and proactive way by assessing our practices against these requirements and modifying, or targeting for modification, practices to bring them into compliance with these corporate governance requirements and best practice standards.

Audit Committee

Membership of the audit committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act of 2002 and the guidelines of the United Kingdom Corporate Governance Code. Each of the members of the audit committee is an independent non-executive director. The members of the audit committee are Mr. J. Kassum (chairman), Mr. A.J. Quinn and Ms. Ba-N’Daw and with effect from May 2, 2017, Ms. O. Kirtley. Ms. Mabundo Lioko stepped down as a member of the audit committee on May 2, 2017. All members of the committee have considerable financial knowledge and experience to help oversee and guide the board and us in respect of the audit and corporate governance functions.

The board reviewed its board charter and committees’ terms of reference at the October 2017 board meeting and following the review the board made certain changes to the audit committee’s terms of reference to reflect current market practice and changes to applicable legislation. A copy of the audit committee’s terms of reference is available on the company’s website. The committee’s mandate, as delegated by the board, is to assist the board regarding its oversight responsibilities and its duties, roles and responsibilities include the following:

•	Monitoring the integrity of the financial statements and formal announcements relating to the group’s financial performance and reviewing significant financial and other reporting judgments;

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•	Reviewing and challenging, where necessary, the consistency and appropriateness of accounting principles, policies and practices which have been adopted by the group in the preparation of the annual financial statements, financial reporting issues and disclosures in the financial reports;
•	Reviewing and monitoring the effectiveness of the group’s internal control and risk management systems, including reviewing the process for identifying, assessing and reporting key risks and control activities;
•	Approving the internal audit plan and reviewing regular reports from the head of internal audit on the effectiveness of the system of internal controls;
•	Making recommendations to the board on the appointment, re-appointment or change of the group’s external auditors and approving the remuneration and terms of engagement of the group’s external auditors;
•	Overseeing the board’s relationship with the external auditors and ensuring the group’s external auditors’ independence and objectivity and the effectiveness of the audit process is monitored and reviewed;
•	Developing, implementing and maintaining a policy on the engagement of the group’s external auditors’ supply of non-audit services;
•	Reporting to the board any matters which the committee has identified as needing to be considered, actioned or improved upon;
•	Monitoring the group’s compliance with legal and regulatory requirements including ensuring that effective procedures are in place relating to the group’s whistleblowing and anti-corruption policies; and
•	Assessing whether the annual report, considered in its entirety, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the group’s position and performance, business model and strategy, and then subsequently recommending its approval to the board.

The audit committee also reviews the scope of work carried out by the external auditors and holds discussions with the external auditors on a regular basis.

The audit committee is responsible for reviewing all financial statements prior to approval by the board, all other disclosures containing financial information and all management reports which accompany any financial statements. The audit committee is also responsible for approval of internal audit plans and for considering and approving the audit strategy and approach of the external auditor, any recommendation affecting the company’s internal controls, the results of internal and external audits and any changes in accounting practices or policies.

In addition, the audit committee is responsible for monitoring and reviewing management’s programs and policies relating to the adequacy and effectiveness of internal controls over our accounting and financial systems. The audit committee reviews and discusses with the CEO and the CFO the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The audit committee is also responsible for recommending to the board the external auditor to be nominated for shareholder approval who will be responsible for auditing the financial statements and completing other audit, review or attestation services. The audit committee also recommends to the board the compensation to be paid to the external auditor and directly oversees its work. Our external auditor reports directly to the audit committee. The audit committee reports directly to the board of directors.

In relation to risk management, the committee reviews our risk policies with respect to risk identification and the risk management process, ensuring that the requirements of the Sarbanes-Oxley Act of 2002 are met, as well as advising the board on the effectiveness of the risk management system. Risk identification and evaluation process occurs on a continual basis, however a formal review is done by the audit committee on an annual basis.

Our internal audit function plays a critical role in the functioning of the audit committee with the head of internal audit reporting directly to the committee with an administrative line to the CFO. The group’s internal control processes and systems are monitored by the group’s internal audit function. The head of internal audit has unrestricted access to both the CEO and the CFO, the board chairman and the chairman of the audit committee and is invited to attend and present on the activities of the internal audit function at all meetings of the audit committee. The board is confident that the unfettered access of the internal audit function to key board members and the direct and regular reporting to the audit committee enables the function to discharge its duties as required by law and in fulfillment of its obligations to the company. In addition, the audit committee meets regularly with internal and external auditors without the presence of management.

Remuneration Committee

The remuneration committee reviews the remuneration of directors and senior management and determines the structure and content of the senior executives’ remuneration packages by reference to a number of factors including current business practice and our prevailing business conditions and the mining and exploration industry. The remuneration committee is committed to the principles of accountability and transparency and to ensuring that remuneration arrangements align reward with performance. The remuneration committee is guided by its terms of reference. During 2017, the members of the remuneration committee were Mr. A.J. Quinn (chairman), Mr. C.L. Coleman, and Mr. J. Kassum, and with effect from February 2, 2017, Ms. O. Kirtley.

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The remuneration committee’s responsibilities include:

•	Determining the remuneration policy and its specific application to the executive directors, as well as its general application to the senior executives below the board;
•	The determination of levels of reward for the executive directors, and oversight of the remuneration of senior executives below the level of executive director;
•	Providing guidance on evaluating the performance of the CEO, management development plans and succession planning;
•	Awards made under the Restricted Share Scheme and the Co-Investment Plan and any other remuneration plans approved by the board; and
•	Communication with shareholders on the remuneration policy and the remuneration committee’s work on behalf of the board.

Governance and Nomination Committee

The governance and nomination committee’s function is to assist the board in identifying qualified individuals who are willing and have the necessary independence and skills to act as directors of the company and be members of the board’s committees. The committee also develops and monitors a process for evaluating the board’s effectiveness and oversees the company’s Code of Conduct. The governance and nomination committee is guided by its terms of reference. In addition, the committee at the request of the board, interviews and recruits any future board members. The members of the governance and nomination committee are Mr. C.L. Coleman (chairman) and Mr. J. Kassum and with effect from May 2, 2017, Ms. J. Mabunda Lioko. Dr. K. Dagdelen retired from the governance and nomination committee on May 1, 2017.

The governance and nomination committee’s responsibilities include:

•	Developing and monitoring a process for evaluating the board’s and committees’ effectiveness and overseeing the company’s code of conduct;
•	Regularly reviewing and evaluating the structure, size and composition of the board and making recommendations to the board with regard to any changes;
•	Identifying, evaluating and recommending, against objective criteria, candidates to fill board vacancies as and when they arise, for board approval;
•	Making recommendations to the board with regard to membership of the audit committee and remuneration committee and any other of the board’s committees in consultation with the chairmen of those committees;
•	Making recommendations on the constitution of the board to ensure there is an appropriate balance in terms of skills, knowledge, independence and experience, as well as ensuring there is diversity, including gender, nationality, age, educational and professional background among its members;
•	Succession planning for directors and other senior management of the company;
•	Assessing a director’s potential conflict of interest and making recommendations to the board; and
•	Making recommendations to the board concerning the role of senior independent director.

6D. EMPLOYEES

At the end of each of the past three years, the breakdown of employees, including our subsidiaries by main categories of activity was as follows:

At December 31,	2017	2016	2015

Corporate/Exploration	302	281	260
Gounkoto	147	131	132
Morila	372	372	359
Loulo	1,925	1,747	1,928
Tongon	659	640	590
Kibali	901	769	705
Total	4,306	3,940	3,974

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6E. SHARE OWNERSHIP

See “PART I. Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

Employee Share Option Scheme

Since 1996, we have operated a share option scheme under which senior management may be offered options to purchase our ordinary shares. The aggregate number of shares available for issuance under the option scheme may not exceed 15% of our issued share capital. Share options granted since 2007 are subject to performance criteria for individual employees. Any options provided to an individual employee as defined by the rules of the scheme, are subject to an upper limit of 2% of our issued ordinary share capital.

The exercise price of any new share options is determined as the closing price of the share on the trading day preceding that on which the person was granted the option.

The scheme provides for the early exercise of all options in the event of an acquisition of a number of shares that would require an offer to be made to all of our other shareholders.

No options were awarded to staff in terms of the Employee Share Option Scheme during 2017.

Long Term Incentive Award Grants in 2017

Summary of Award Grants in 2017

The table below sets out a summary of the award grants made in 2017. Further detail in relation to the performance measures and targets attached to these awards is set out below.

Plan/director	Type of award	Face value ($)[1]	% vesting for threshold performance	Summary of performance measures	Performance period
CIP
DM Bristow	Conditional shares	$4,534,267
GP Shuttleworth	Conditional shares	$887,047	30%	100% Relative TSR performance	January 1, 2017 - December 31, 2019 (with one year post-vesting holding requirement)
RSS
DM Bristow	Conditional shares	$3,627,361
GP Shuttleworth	Conditional shares	$709,638	30%	1/3 Reserve replacement ratio 1/3 Total cash cost per oz 1/3 Relative TSR performance	January 1, 2017 - December 31, 2020 (with one year post-vesting holding requirement)

1 Nasdaq Global Select Market closing price on day preceding date of grant or if a public holiday, the next trading day.

Co-Investment Plan

The co-investment plan rewards sustained growth in Total Shareholder Return relative to the Euromoney Global Gold Index over a three year period. Vested awards are held for a further year.

The maximum level of match is 250% of salary for the CEO and 125% of salary for the CFO. The match is made on a 1 to 1 basis and is dependent on the executive director commiting shares purchased in the market, or from their personal shareholding, to the plan.

100% vests for maximum performance and 30% vests for threshold performance. TSR is assessed based on the compound annual growth rate (CAGR) over the period.

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Performance Targets – TSR Growth Relative to the Index (CAGR)

Compound annual growth rate	Level of vesting of matching shares
Below the index	0%
Equal to the index	30%
Index +2%	44%
Index +4%	58%
Index +6%	72%
Index +8%	86%
Index +10% or higher	100%

Awards vest on a stepped basis. The performance period for awards is January 1, 2017 to December 31, 2019.

Restricted Share Scheme

The restricted share scheme rewards sustained operational and financial performance over a four year period. Vested shares are held for a further year.

Award levels for 2017 were 200% of salary for the CEO and 100% of salary for the CFO.

Performance Targets

	Vesting (as a % of maximum)
Performance measures	0%	30%	100%

Reserve replacement ratio of reserves added compared to reserves mined (cumulative over four years)	Less than 75%	75%	110%

Total cash cost per oz (average of four years weighted by annual production in ounces)	More than high end of costs guidance range	Equal to high end of costs guidance range	Equal to or lower than the low end of the costs guidance range

TSR performance relative to peers (over four years end to end)	Below median	Median	Upper quartile

Vesting is on a straight line basis between threshold and maximum. The performance period for awards is January 1, 2017 to December 31, 2020.

•	Reserve replacement ratio - calculated as a ratio of the cumulative four year reserves added compared with the cumulative four year reserves mined.
•	Total cash cost per ounce – measured over four consecutive one year periods, with vesting at the end of four years. The overall vesting will be the average annual outcome against market guidance weighted by annual production in ounces. Threshold will equal the maximum cost per ounce guidance each year and maximum vesting will be at the minimum cost per ounce guidance based on the market guidance range approved by the board and communicated to the market in February each year.
•	Relative TSR – TSR is measured over the three months before the start and the three months before the end of the performance period and compared to the TSR, calculated in the same way, of a defined comparator group of international listed gold mining companies. Vesting is based on the relative TSR outcome over the four year period. The defined comparator group for 2017 (subject to the remuneration committee discretion to add or amend the group from time to time) is:
o	Agnico Eagle Mines Limited; AngloGold Ashanti Limited; Barrick Gold Corporation; Eldorado Gold Corporation; B2 Gold Corporation; Gold Fields Limited; Goldcorp Incorporated; Kinross Gold Corporation; Newcrest Mining Limited; Newmont Mining Corporation; Yamana Gold Incorporated; Buenaventura Mining Company Incorporated; and New Gold Incorporated.

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Directors’ Share Awards

The table below sets out a summary of executive director share interests for the year under review as at December 31, 2017:

	Outstanding incentive scheme interests			Total share interests	Shareholding requirement for 2017 (as a % of salary)	Requirement met?
Director	Share awards
	Unvested share awards (subject to performance)	Unvested share awards (without performance conditions)	Vested but not exercised share awards[1]
DM Bristow	229,364	12,946	47,738	1,045,744	400%	Yes
GP Shuttleworth	47,972	4,055	12,105	145,485	200%	Yes

1 Vesting of awards was subject to performance conditions in respect of the period ended December 31, 2017.

Share awards are granted as conditional awards.

Directors’ Shareholdings

	at December 31, 2017	at December 31, 2016	Beneficial/non-beneficial
D.M. Bristow	768,642	788,534	Beneficial
G.P. Shuttleworth	85,408	83,878	Beneficial
C.L. Coleman	17,300	14,800	Beneficial
S. Ba-N’Daw	4,542	3,010	Beneficial
K. Dagdelen[1]	9,000	9,000	Beneficial
J. Kassum	5,700	4,200	Beneficial
O. Kirtley[2]	1,500	n/a	Beneficial
J. Mabunda Lioko	6,957	5,400	Beneficial
A.J. Quinn	9,828	7,828	Beneficial
TOTAL	908,877	944,704
[1]	Dr. Dagdelen’s shareholding as at May 2, 2017, which is the date of his retirement from the board.
[2]	Ms. Kirtley was appointed to the board on February 2, 2017.

Non-Executive Directors’ Share Awards Granted at the Company’s 2016 and 2017 Annual General Meetings

Director	Date of vesting	Number of shares awarded	Market price at date of vesting ($)[1]
C.L. Coleman	May 3, 2016	2,500	99.68
	May 8, 2017	2,500	88.95
S. Ba-N’Daw	May 3, 2016	1,500	99.68
	May 8, 2017	1,500	88.95
K. Dagdelen[2]	May 3, 2016	1,500	99.68
	May 8, 2017	n/a	n/a
J. Kassum	May 3, 2016	1,500	99.68
	May 8, 2017	1,500	88.95
O. Kirtley[3]	May 3, 2016	n/a	n/a
	May 8, 2017	1,500	88.95
J. Mabunda Lioko	May 3, 2016	1,500	99.68
	May 8, 2017	1,500	88.95
A.J. Quinn	May 3, 2016	1,500	99.68
	May 8, 2017	2,000	88.95

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[1]	Nasdaq Global Select Market closing price on day preceding date of grant or if a public holiday, the next trading day.
[2]	Dr. Dagdelen retired from the board on May 2, 2017.
[3]	Ms. Kirtley was appointed to the board on February 2, 2017.

The high and low share prices for our ordinary shares for 2017 on the London Stock Exchange were £81.90 and £64.00, respectively, and our high and low price for our ADSs on the Nasdaq Global Select Market were $107.90 and $79.01, respectively. The closing ordinary share price on the London Stock Exchange and the price of an ADS on the Nasdaq Global Select Market at December 29, 2017, the last day of trading, were £74.10 and $98.89, respectively.

Item 7. Major Shareholders and Related Party Transactions

7A. MAJOR SHAREHOLDERS

As of February 28, 2018, our issued share capital consisted of 94,345,619 ordinary shares with a par value of $0.05 per share. To our knowledge we are not, directly or indirectly, owned or controlled by another corporation, any foreign government or other person.

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of February 28, 2018, by:

•	Any person of whom the directors are aware that is interested directly or indirectly in 3% or more of our ordinary shares;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares issuable pursuant to options, to the extent the options are currently exercisable or convertible within 60 days of February 28, 2018, are treated as outstanding for computing the percentage of the person holding these securities but are not treated as outstanding for computing the percentage of any other person.

Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares, subject to community property laws where applicable. Unless indicated otherwise, the business address of the beneficial owners is: Randgold Resources Limited, 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey JE2 4WJ, Channel Islands.

	Shares Beneficially Owned
Holder	Number	%

D.M. Bristow	768,642	0.81
G.P. Shuttleworth	85,408	0.09
C.L. Coleman	17,300	0.02
S. Ba-N’Daw	4,542	-
J. Kassum	5,700	0.01
O. Kirtley[1]	1,500	-
J. Mabunda Lioko	6,957	0.01
A.J. Quinn	9,828	0.01
Citibank N.A.[2] One Canada Square, London, E14 5AL	37,441,761	39.7
BlackRock, Inc.[3] 40 East 52nd Street New York, NY 10022	17,517,407	18.6
Van Eck Associates Corporation 335 Madison Ave, 19th Floor New York, NY 10017	4,458,597	7.0
The Capital Group Companies, Inc. 333 South Hope Street, Los Angeles, CA 90071	4,101,042	4.4
FMR LLC 245 Summer Street, Boston, MA 02210	4,056,104	4.4
The Vanguard Group, Inc. 100 Vanguard Boulevard, Malvern, PA 19355	2,954,477	3.2
State Street Corporation One Lincoln Street, Boston, MA 02111	2,862,474	3.1
Directors and executive officers[4]	899,877	1.0

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[1]	Ms. Kirtley was appointed to the board on February 2, 2017.
[2]	Shares held by Citibank N.A. were held for and on behalf of our ADS holders.
[3]	BlackRock Inc. reported in its Schedule 13G/A filed with the SEC on January 19, 2018 that its beneficial ownership in us amounted to 17,517,407 ordinary shares (18.6%) on a consolidated basis.
[4]	No director or executive officer beneficially owns in excess of 1% of the outstanding ordinary shares.

To the knowledge of management, none of the above shareholders hold voting rights which are different from those held by our other shareholders.

At December 31, 2017, a total of 37,144,125 ordinary shares (or 39.46 percent of issued ordinary share capital) were held by Citibank, N.A. as depositary for our American Depositary Receipt program. Each American Depositary Share (ADS) is equivalent to one ordinary share in the company. At December 31, 2017 the number of persons who were registered holders of ADSs was reported at 113. Randgold is aware that many ADSs are held of record by brokers and other nominees, and accordingly the above numbers are not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by these persons.

All shareholders have the same voting rights.

As at December 31, 2017, there were 1,443 holders of record of our ordinary shares. Of these holders, 6 had registered addresses in the United States and held a total of 17,472 ordinary shares, approximately 0.02% of the total outstanding shares. In addition, certain accounts of record with registered addresses outside the United States, including Citibank, N.A., as depository for our ADSs as of March 3, 2017, hold our ordinary shares in whole or in part, beneficially for United States persons.

At February 28, 2018, 37,441,761 ADSs or approximately 39.69 percent of total issued share capital, were issued and outstanding and held of record by approximately 113 registered holders.

Insofar as is known to us, there was no person who, directly or indirectly, joint or severally, exercised or could exercise control over Randgold nor is Randgold aware of any arrangements, which might result in a change of control of Randgold.

7B. RELATED PARTY TRANSACTIONS

Other than as referred to below, none of our directors, officers or major shareholders or, to our knowledge, their families, had any interest, direct or indirect, in any transaction during the last fiscal year or in any proposed transaction, which has affected or will materially affect us or our investment interests or subsidiaries. Refer to Note 19 of our financial statements included in this Annual Report on Form 20-F for details provided on related party transactions that existed on December 31, 2017.

The Randgold Name

Under an agreement dated June 26, 1997, Randgold & Exploration Group has licensed us to carry on business under the name “Randgold”. The license has been provided to us on a royalty free perpetual basis. The U.K. Trademark Registry granted a registration certificate to us for “Randgold” on February 16, 2001.

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7C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

Item 8. Financial Information

8A. Consolidated Financial Statements and Other Financial Information

See Item 18.

LEGAL PROCEEDINGS

Malian Tax Disputes

The International Center for Settlement of Investment Disputes’ (ICSID) arbitration tribunal issued its final and binding award in 2016, resulting in Loulo being awarded $29.2 million in principal (together with an award for costs and interest) from the State of Mali, for monies found by the tribunal to have been wrongfully taken by the government through TVA credits. This amount was subsequently received during the third quarter of 2016. In addition, the arbitration ruled that TVA withholding tax on foreign suppliers was due to the State of Mali, although amounts due were also confirmed to be recoverable as TVA receivables by the award such that the TVA payable is matched by an equal TVA receivable. The arbitration however related to only a portion of the various tax claims which have been received by the group from the State of Mali in respect of its Mali operations. The outstanding claims in respect of its Mali operations totaled $200.5 million at the end of the year.

Having taken professional advice, the group considers the material elements of the outstanding claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process. Accordingly, no provision has been made for the material claims and the likelihood of a material outflow of economic benefits in respect of such claims are considered improbable under IFRS. In forming this assessment, the Board have considered the professional advice received, the legally binding mining convention with the State of Mali, the findings of the previous ICSID arbitration tribunal and the facts and circumstances of each individual claim.

Loulo, Gounkoto and Morila have each legally binding establishment conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues. During the third quarter of 2016, the group received payment demands for these disputed amounts, and while it was engaged with the authorities on these demands, its office in Bamako was closed in early October 2016 by the authorities but subsequently reopened later that month. Following that, the group paid tax advances to the State of Mali in the amount of $25.0 million, to ensure that it could continue to engage with the Malian authorities to resolve the tax disputes, noting that any amounts which are legally not due will be refunded. These amounts are shown in non-current trade and other receivables and judgement was applied in assessing the recoverability of the balance.

Other than as disclosed above we are not party to any material legal or arbitration proceedings, nor is any of our property the subject of pending material legal proceedings.

8B. significant changes

See Item 18.

Item 9. The Offer and Listing

9A. OFFER AND LISTING DETAILS

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares, as reported by the London Stock Exchange, and of our ADSs, as reported by the Nasdaq Global Select Market. Effective March 10, 2003, we changed the ratio of ordinary shares to ADSs from two ordinary shares per ADS to one ordinary share per ADS, so that each ADS now represents one ordinary share. In March 2003 we changed the currency in which the price of our ordinary shares that are traded on the London Stock Exchange are quoted. The ordinary shares are now quoted in pound sterling and not in US dollars. The ADSs continue to be quoted on the London Stock Exchange and the Nasdaq Global Select Market in US dollars.

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	Price Per Ordinary Share		Price Per ADS
Financial Period Ended	High(£)	Low (£)	High ($)	Low ($)
December 31, 2017	81.90	64.00	107.90	79.01
December 31, 2016	98.20	41.68	126.55	59.96
December 31, 2015	57.50	35.46	85.84	54.88
December 31, 2014	52.35	36.08	89.89	58.00
December 31, 2013	64.65	37.03	102.2	60.90

	Price Per Ordinary Share		Price Per ADS
Calendar Period	High(£)	Low(£)	High($)	Low($)
2018
First Quarter (through February 28, 2018)	74.46	58.48	103.35	81.02
2017
Fourth Quarter	75.35	67.10	100.44	90.42
Third Quarter	81.90	66.65	107.90	85.90
Second Quarter	77.00	65.85	99.77	84.79
First Quarter	76.50	64.00	94.94	79.01
2016
Fourth Quarter	78.90	54.10	100.93	67.54
Third Quarter	98.20	70.30	126.55	93.03
Second Quarter	84.10	56.50	112.13	82.85
First Quarter	67.20	41.68	96.50	59.96

	Price Per Ordinary Share		Price Per ADS
Calendar Month	High (£ )	Low (£)	High ($)	Low ($)
2018
February	70.56	58.48	101.00	81.02
January	74.46	70.48	103.35	97.05
2017
December	74.10	67.10	98.89	90.42
November	74.70	67.75	98.19	90.55
October	75.35	73.20	100.44	96.15
September	81.90	73.00	107.90	97.66

9B. PLAN OF DISTRIBUTION

Not applicable.

9C. MARKETS

Our ordinary shares are listed on the London Stock Exchange, which currently constitutes the principal non-United States trading market for those shares, under the symbol RRS and our ADSs trade in the United States on the Nasdaq Global Select Market under the trading symbol GOLD, in the form of American Depositary Receipts. The American Depositary Receipts are issued by Citibank, N.A., as Depositary. Each American Depositary Receipt represents one American Depositary Share. Each American Depositary Share represents one of our ordinary shares.

9D. SELLING SHAREHOLDERS

Not applicable.

9E. DILUTION

Not applicable.

9F. EXPENSES OF THE ISSUE

Not applicable.

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Item 10. Additional Information

10A. SHARE CAPITAL

Not applicable.

10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

General

We are a company organized with limited liability under the laws of Jersey, Channel Islands. Our registered number is 62686.

The authorized share capital is $8,000,000 divided into 160,000,000 ordinary shares of $0.05 each, of which 94,345,619 were issued as at February 28, 2018 and 65,654,381 were available for issue.

Details of our Memorandum and Articles of Association are provided below.

Memorandum of Association

Clause 2 of our Memorandum of Association provides that we shall have unrestricted corporate capacity.

Changes in Capital or Objects and Powers

Subject to the Companies (Jersey) Law (the 1991 Law) and our Articles of Association, we may by special resolution at a general meeting:

•	increase our authorized or paid up share capital;
•	consolidate and divide all or any part of our shares (whether issued or not) into shares of a larger amount;
•	sub-divide all or any part of our shares into shares of smaller amount than is fixed by our Memorandum of Association;
•	convert any of our fully paid shares the nominal value of which is expressed in one currency into fully paid shares of a nominal value of another currency and denominate the nominal value of our issued or unissued shares in units of the currency into which they have been converted;
•	convert any of our paid-up shares into stock, and reconvert any stock into any number of paid-up shares of any denomination;
•	convert any of our existing non-redeemable shares (whether issued or not) into redeemable shares which can be redeemed;
•	cancel shares which, at the date of passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled;
•	reduce the authorized share capital;
•	reduce our issued share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way; or
•	alter our Memorandum of Association or Articles of Association.

Articles of Association

We updated our Articles of Association following our annual general meeting on May 3, 2011, where we adopted by special resolution a modern set of articles that a London Stock Exchange listed company should have. At the same time, changes were made to reflect new requirements imposed by the United Kingdom Listing Authority on “premium listed” companies. Since then our shareholders approved further updates to our Articles of Association on May 6, 2014. In addition to the requirements and provisions of our Articles of Association, from time to time, the board of directors may adopt policies and procedures with respect to corporate governance matters.

General Meeting of Shareholders

We may at any time convene general meetings of shareholders. We are required to hold an annual general meeting once every year. No more than fifteen months may elapse between the date of one annual general meeting and the next.

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Annual general meetings require twenty business days’ notice of the place, day and time of the meeting in writing or in an electronic communication to our shareholders. Any other general meeting (called an extraordinary general meeting) requires no less than fourteen clear days’ notice in writing or in an electronic communication. In addition, provided that it has been authorized by an ordinary resolution of shareholders and certain other requirements are complied with, a notice may instead of being sent to shareholders, be published on our website. Our business may be transacted at a general meeting only when a quorum of shareholders is present. Two persons entitled to attend and to vote on the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member, constitute a quorum. Nasdaq’s Global Select Market’s marketplace rules, which apply to all companies listed on the Nasdaq Global Select Market, state in Rule 4350(f) that the minimum quorum for any meeting of holders of a company’s common stock is 33⅓% of the outstanding shares.

As a result, we requested, and the Nasdaq Global Select Market granted to us, an exemption from compliance with the Rule 4350(f) requirement.

The annual general meetings deal with and dispose of all matters prescribed by our Articles of Association and by the 1991 Law including:

•	the consideration of our annual financial statements and report of our independent accountants;
•	the election of directors; and
•	the appointment of independent auditors.

Voting Rights

Subject to any special terms as to voting on which any shares may have been issued or may from time to time be held, at a general meeting, every shareholder who is present in person (including any corporation present by its duly authorized representative) shall on a show of hands have one vote and every shareholder present in person or by proxy shall on a poll have one vote for each share of which he is a holder. In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. The Articles of Association include provision that at any general meeting a resolution put to the meeting may be decided on a poll if so demanded. It is the Company’s practice for the chairman of the general meeting to demand voting by a poll. At general meetings resolutions are put to the vote by the chairman and there shall be no requirement for the resolution to be proposed or seconded.

Unless we otherwise determine, no shareholder is entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares, either in person or by proxy, or to exercise any other right or privilege as a shareholder in respect of any share held by him unless all calls presently payable by him in respect of that share, whether alone or jointly with any other person, together with interest and expenses, if any, have been paid to us.

Dividends

Subject to the provisions of the 1991 Law and of the Articles of Association, we may, by ordinary resolution, declare dividends to be paid to shareholders according to their respective rights and interests in our profits. However, no dividend shall exceed the amount recommended by us. Subject to the provisions of the 1991 Law, we may pay an interim dividend, including a dividend payable at a fixed rate, if an interim dividend appears to us to be justified by our distributable reserves.

Except as otherwise provided by the rights attached to any shares, all dividends shall be declared and paid according to the amounts paid up, otherwise than in advance of calls, on the shares on which the dividend is paid. All dividends, interest or other sum payable and unclaimed for 12 months after having become payable may be invested or otherwise made use of by the board for our benefit until claimed. All dividends unclaimed for a period of 12 years after having been declared or become due for payment shall, if we so resolve, be forfeited and shall cease to remain owing by us.

We may, with the authority of an ordinary resolution, direct that payment of any dividend declared may be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares of the company or by the distribution of assets, or in any one or more of those ways.

We may also with the prior authority of an ordinary resolution, and subject to such conditions as we may determine, offer to holders of shares the right to elect to receive new shares, credited as fully paid, instead of the whole, or some part, to be determined by us, of any dividend specified by the ordinary resolution.

The Board has discretion under the Articles of Association to pay dividends in a currency other than US dollars.

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Ownership Limitations

Our Articles of Association and the 1991 Law do not contain limits on the number of shares that a shareholder may own.

Distribution of Assets on a Winding-Up

If we are wound up, we may, with the sanction of a special resolution and any other sanction required by law, divide among the shareholders in specie the whole or any part of our assets provided that no shareholder shall be compelled to accept any assets upon which there is a liability. For that purpose, the liquidator, or the directors (where there is no liquidator) may value any assets and determine how the dividend shall be carried out as between the shareholders or vest the whole or any part of the assets in trustees on such trusts for the benefit of the shareholders.

Transfer of Shares

Every shareholder may transfer all or any of his shares by instrument of transfer in writing in any usual form or in any form approved by us. The instrument must be executed by or on behalf of the transferor and, in the case of a transfer of a share which is not fully paid up, by or on behalf of the transferee. The transferor is deemed to remain the holder until the transferee’s name is entered in the register of shareholders.

We may, in exceptional circumstances approved by the Financial Conduct Authority, refuse to register the transfer of shares provided that such refusal would not disturb the market in those shares. Subject to the requirements of the Financial Conduct Authority, we may, in our absolute discretion and without giving any reason, refuse to register any transfer of a certificated share on which we have a lien, provided that where any such shares are admitted to the Official List of the United Kingdom Listing Authority such discretion may not be exercised in a way which the Financial Conduct Authority or the London Stock Exchange regards as preventing dealings in the shares of the relevant class or classes from taking place on an open or proper basis.

We may also refuse to register a transfer of certificated shares unless the instrument of transfer is:

•	lodged at the registered office of the Company for the time being or another place that we may from time to time determine accompanied by the certificate for the shares to which it relates and any other evidence as we may reasonably require to show the right of the transferor to make the transfer;
•	it is in respect of only one class of shares; and
•	in favor of not more than four transferees.

Unless otherwise permitted by the Companies (Uncertificated Securities) (Jersey) Order 1999, we may not close any register relating to a participating security without the consent of the approved operator of the relevant system.

Variation of Rights

If at any time our share capital is divided into shares of different classes, any of the rights for the time being attached to any share or class of shares may be varied or abrogated in the manner, if any, that is provided by the rights or, in the absence of any such provision, either with the consent in writing of the holders of a majority in nominal value of the issued shares of the class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the issued shares of that class. The quorum at that meeting shall be persons holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and at an adjourned meeting, if a quorum as stated is not present, the shareholders that are present shall be a quorum.

The special rights conferred upon the holders of any shares of class of shares issued with preferred, deferred or other special rights shall (unless otherwise expressly provided by the terms of issue of such shares of under the Articles of Association) be deemed not to be varied or abrogated by the creation or issue of further shares or further classes of shares ranking pari passu therewith.

Capital Calls

Subject to the terms of allotment of shares, we may from time to time make calls on the members in respect of any monies unpaid on the shares, whether in respect of nominal value or premium, and not payable on a fixed date. A member must receive fourteen days’ notice of any call and any call is deemed to be made when the resolution of the board authorizing such call was passed.

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If any call is not paid on or before the date appointed for payment, the person liable to pay that call shall pay interest on the amount unpaid from the day upon which it became due and payable until it and any expenses incurred by us as a result of the non-payment are paid at the HSBC bank’s base rate plus two per cent. per annum or the rate fixed by the terms of the allotment of the share such amount of interest as we may determine provided that we may waive payment of the interest wholly in part.

Unless we otherwise determine, no member shall be entitled to receive any dividend or to be present or to vote, either in person or by proxy, at any general meeting or at a separate meeting of the holders of a class of shares or on a poll, or be included in a quorum, or to exercise other rights conferred by membership in relation to the meeting or poll, unless and until any outstanding calls in respect of his shares are paid.

Borrowing Powers

We may exercise all of our powers to borrow money and to mortgage or charge all or any part of our undertaking, property and assets, present and future, and uncalled capital and, subject to the provisions of the 1991 Law and the Articles of Association, to issue debentures and other loan stock and other securities, whether outright or as collateral security for any debt, liability or obligation of ours or of any third party.

Issue of Shares and Preemptive Rights

Subject to the provisions of the 1991 Law and subject to and without prejudice to any rights attached to any shares, we may issue shares with any rights or restrictions attached to them as we may from time to time determine by ordinary resolution, or if no ordinary resolution has been passed or an ordinary resolution does not make specific provision, as we may determine. Subject to provisions of the 1991 Law, we may issue shares that are redeemable or are liable to be redeemed at our option or the option of the holder holding such redeemable shares. Subject to the provisions of the 1991 Law the unissued shares at the date of adoption of the Articles of Association and shares created thereafter shall be at our disposal. We cannot issue shares at a discount.

The Articles of Association contain pre-emption rights. Before allotting any Equity Securities (as defined in the Articles of Association) such Equity Securities are to be offered to holders of ordinary shares on the same or more favorable terms and in the same proportion of those shares in nominal value held by the holder of the ordinary shares. Equity Securities shall not be allotted unless the period during which any such offer may be accepted by the relevant current holders has expired or we have received notice of the acceptance or refusal of every offer made to holders. Pre-emption rights do not apply where a shareholder has renounced his right for those allotted shares, shares are to be allotted under an Employee Share Scheme, shares are to be allotted otherwise for cash or the allotment is in relation to an issue of bonus shares. Shareholders must have a period of at least fourteen days in which to accept the offer and the offer may not be withdrawn within this period. The pre-emption rights may be disapplied by a special resolution for the allotment of Equity Securities wholly for cash either generally or in respect of a specific allotment where the authority granted pursuant to the special resolution is for a certain period of time. A proposed special resolution disapplying the pre-emption rights must be recommended by the directors who must give the shareholders their reasons for making the recommendations and if known, the amount to be paid to us in respect of the Equity Securities to be allotted.

Interests in Shares

We can give notice to any person who is interested in shares or who has been interested in the shares at any time during the three years preceding the date on which the disclosure notice is issued. If the interested party holds less than 0.25% of shares in a class and does not provide the information requested by us within a reasonable time, the shareholder shall not be entitled to attend or vote at any general meeting. If the interested party holds at least 0.25% of shares in a class and does not provide the information requested by us within a reasonable time, the shareholder shall not be entitled to (i) attend or vote at any general meeting; (ii) receive dividends; (iii) be allotted shares in lieu of dividends; and (iv) transfer shares. Notwithstanding these prohibitions, the interested party can still trade his shares on the London Stock Exchange.

The Articles of Association provide that if at any time we have a class of shares admitted to trading on the London Stock Exchange, we must comply with the vote holder and issuer notification rules set out in Rule 5 of the UK Disclosure Rules and Transparency Rules (DTRs), which shall apply to us and our shareholders. Shareholders have to make notifications of changes in major shareholdings. Sanctions imposed where the provisions of Rule 5 of the DTRs are not followed included suspension of voting and/or dividend rights.

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Directors obliged to notify us of their shareholding in the Company

The Articles of Association incorporate the requirements of Rule 3 of the DTRs (which in itself incorporates the Market Abuse Directive) and directors are obliged to notify us of their shareholding. A director is also required to notify us of any increase in the number of shares he holds and if he disposes of any shares. Notification must also be given by a director where he has entered into an option or warrant to acquire or dispose of shares. The notification obligation is quite wide as it also extends to any shares held by a director’s spouse or civil law partner; child or step-child, and any of their siblings; and any relative of a director who has shared the same household with the director over 12 months preceding the director’s appointment. A director is also required to notify us if he or any of his family members hold 33% of the voting rights of a corporate entity. We are also under an obligation to use our reasonable endeavors to procure that the directors and those discharging managerial responsibilities and their connected persons comply with Rule 3 of the DTRs.

Meetings of the Board of Directors

Any director may, and the secretary at the request of a director shall, call a board meeting at any time. Notice is deemed to be duly given to a director if it is given to him personally, by word of mouth, by electronic communication or in writing. A director may waive this notice requirement, either prospectively or retrospectively.

Subject to our Articles of Association the board of directors may meet for the conducting of business, adjourn and otherwise regulate its proceedings as it sees fit. The quorum necessary for the transaction of business may be determined by the board of directors and unless otherwise determined shall be two directors. A duly convened meeting of the board of directors at which a quorum is present is necessary to exercise all or any of the board’s authorities, powers and discretions.

The board of directors may delegate to any director holding an executive office any of its powers, authorities and discretions for such time, on such terms and subject to such conditions as it sees fit. In particular, it may grant the power to sub-delegate and may retain or exclude the right of the board to exercise the delegated powers, authorities or discretions collaterally with the director. Such delegation can be revoked at any time or its terms and conditions altered. The board of directors may also delegate any of its powers, authorities and discretions for such time and on such terms and subject to such conditions as it sees fit to any committee consisting of one or more directors (if thought fit) one or more other persons, or to a person who need not be a director. The powers, authorities and discretions that the board of directors may delegate, may include all powers and discretions whose exercise involves or may involve the payment of remuneration or the conferring of any other benefit on all or any of the directors.

Any person, committee or sub-committee to whom the board of directors has delegated powers, shall in exercising such powers conform to any regulations or charters which may from time to time be imposed by the board and which may provide for members of the committee who are not directors to have voting rights as members of the committee / sub-committee but so that (a) the number of members who are not directors shall not be less than one-half of the total number of members of the committee / sub-committee and (b) no resolution of the committee / sub-committee shall be effective unless a majority of the members of the committee / sub-committee present throughout the meeting are directors.

The Articles of Association contain provisions setting out in general terms the power of the Board to delegate its powers.

Remuneration of Directors

Our non-executive directors shall be entitled to receive by way of fees for their services as directors any sum that we may from time to time determine, not exceeding in aggregate $1,500,000 per annum or any other sum as we, by ordinary resolution in a general meeting, shall from time to time determine. That sum, unless otherwise directed by ordinary resolution of us by which it is voted, shall be divided among the non-executive directors in the proportions and in the manner that the board determines or, if the board has not made a determination, equally. The directors are entitled to be repaid all traveling, hotel and other expenses properly incurred by them in or about the performance of their duties as directors.

Subject to the 1991 Law, the Articles of Association and the requirements of the London Stock Exchange and any other relevant stock exchange, the board of directors may now arrange for part of a fee payable to a director to be provided in the form of fully-paid shares in our capital. The amount of the fee payable will be at the board’s discretion and shall be applied in the purchase or subscription of shares on behalf of the relevant director. In the case of a subscription of shares, the subscription price per share shall be deemed to be the closing middle-market quotation for a fully paid share of the Company of that class as published in the Daily Official List of the Nasdaq Global Select Market (or such other quotation derived from such other source as the board of directors may deem appropriate) on the day of subscription.

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The salary or remuneration of any director appointed to hold any employment or executive office may be either a fixed sum of money, or may altogether or in part be governed by business done or profits made or otherwise determined by the board of directors, and may be in addition to or in lieu of any fee payable to him for his services as director.

Pensions and Gratuities for Directors

We may exercise all of our powers to provide and maintain pensions, other retirement or superannuation benefits, death or disability benefits or other allowances or gratuities for persons who are or were directors of any company in our group and their relatives or dependents. For this purpose, the board of directors may establish, maintain, subscribe and contribute to any scheme, trust or fund and pay premiums.

Directors’ Interests in Contracts

Subject to the provisions of the 1991 Law and provided that his interest is disclosed as soon as practicable after a director becomes aware of the circumstances which gave rise to his duty to disclose in accordance with the Articles of Association, a director, notwithstanding his office, may enter into or otherwise be interested in any contract, arrangement, transaction or proposal with us, or in which we are otherwise interested, may hold any other office or place of profit under us (except that of auditor of, or of a subsidiary of ours) in conjunction with the office of director and may act by himself or through his firm in a professional capacity for us, and in any such case on such terms as to remuneration and otherwise as we may arrange, and may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any company promoted by us or in which we are otherwise interested and shall not be liable to account to us for any profit, remuneration or other benefit realized by any such office, employment, contract, arrangement, transaction or proposal.

No such contract, arrangement, transaction or proposal shall be avoided on the grounds of any such interest or benefit.

Restrictions on Directors’ Voting

Except as provided in our Articles of Association, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board or of a committee of the board concerning any contract, arrangement, transaction or any other proposal whatsoever to which we are or any of our subsidiary undertakings are or will be a party and in which he has an interest which is to his knowledge a material interest (otherwise than by virtue of his interests in shares or debentures or other securities of or otherwise in or through us), unless the resolution concerns any of the following matters:

•	the giving of any guarantee, security, or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of us or any of our subsidiary undertakings;
•	the giving of any guarantee, security or indemnity in respect of a debt or obligation of ours or any of our subsidiary undertakings for which he himself has assumed responsibility in whole or in part either alone or jointly with others under a guarantee or indemnity or by the giving of security;
•	a contract, arrangement, transaction or proposal concerning an offer of shares or debentures or other securities of or by us or any of our subsidiary undertakings in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;
•	a contract, arrangement, transaction or proposal to which we are or will be a party concerning another company (including any of our subsidiary undertakings) in which he, is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (a “relevant company”), if he does not hold an interest in five per cent. or more of either any class of the equity share capital of or the voting rights in the relevant company;
•	a contract, arrangement, transaction or proposal for the benefit of our employees or any of our subsidiary undertakings (including any pension fund or retirement, death or disability scheme) which does not award him a privilege or benefit not generally awarded to the employees to whom it relates; and
•	a contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy for the benefit of directors or for the benefit of persons including directors.

A director shall not vote or be counted in the quorum for any resolution of the board or committee of the board concerning his own appointment (including fixing or varying the terms of his appointment or termination) as the holder of any office or place of profit with us or any company in which we are interested.

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Number of Directors

Unless and until otherwise determined by a special resolution, the number of directors shall be not fewer than two or more than 20.

Directors’ Appointment and Retirement by Rotation

Directors may be appointed by ordinary shareholder resolution or by the board. A director appointed by the board shall hold office only until the next annual general meeting and shall not be taken into account in determining the number of directors who are to retire by rotation. A director shall not be required to hold any of our shares.

In accordance with the Articles of Association directors are to retire and offer themselves for re-election (should they chose to do so) at each annual general meeting of the company.

Directors do not have power to appoint alternate directors.

Untraced Shareholders

Subject to the Companies (Uncertificated Securities) (Jersey) Order 1999, we may sell any of our shares registered in the name of a shareholder remaining untraced for 12 years who fails to communicate with us following advertisement of an intention to make such a disposal. Until we can account to the shareholder, the net proceeds of sale will be available for use in our business or for investment, in either case at our discretion. The proceeds will not carry interest and we are not required to account for money earned on it.

CREST

The Companies (Amendment No. 4) (Jersey) Law 1998 and the Companies (Uncertificated Securities) (Jersey) Order 1999 allow the holding and transfer of shares under CREST, the electronic system for settlement of securities in the United Kingdom. Our Articles of Association provide for our shares to be held in uncertificated form in accordance with the Companies (Uncertificated Securities) (Jersey) Order 1999.

Purchase of Shares

Subject to the provisions of the 1991 Law, we may purchase any of our own shares of any class, including redeemable shares. The 1991 Law provides that we may, by special resolution approve the acquisition of our own shares from any source, but only if they are fully paid.

Non-Jersey Shareholders

There are no limitations imposed by Jersey law or by our Articles of Association on the rights of non-Jersey shareholders to hold or vote on our ordinary shares or securities convertible into our ordinary shares.

Rights of Minority Shareholders and Fiduciary Duties

Majority shareholders of Jersey companies have no fiduciary obligations under Jersey law to minority shareholders. However, under the 1991 Law, a shareholder may, under some circumstances, seek relief from the court if he has been unfairly prejudiced by us. The provisions of the 1991 Law are designed to provide relief from oppressed shareholders without necessarily overriding the majority’s decision. There may also be common law personal actions available to our shareholders.

Jersey Law and Our Memorandum and Articles of Association

The content of our Memorandum and Articles of Association is largely derived from an established body of corporate law and therefore they mirror the 1991 Law. Jersey company law draws very heavily from company law in England and there are various similarities between the 1991 Law and the English Companies Act 2006. However, the 1991 Law is considerably shorter in content than the English statutes and there are some notable differences between English and Jersey company law. There are, for example, no provisions under Jersey law or regulations (as there are under English law or regulations):

•	controlling possible conflicts of interests between us and our directors, such as loans by us or directors, directors’ service contracts, substantial property transactions and contracts between us and our directors other than a duty on directors to disclose an interest in any transaction to be entered into by us or any of our subsidiaries which to a material extent conflicts with our interest;

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•	specifically requiring particulars to be shown in our accounts of the amount of loans to officers or directors’ emoluments and pensions, although these would probably be required to be shown in our accounts in conformity to the requirement that accounts must be prepared in accordance with generally accepted accounting principles;
•	requiring us to file details of charges other than charges of Jersey realty and security interests in respect of Jersey intangible moveable property which have been registered under the Security Interest (Jersey) Law 2012;
•	as regards statutory preemption provisions in relation to further issues of shares.
•	prohibiting the giving of financial assistance by public companies; or
•	requiring compliance with Rule 5 of the DTRs.

Under Article 143 of the 1991 Law, the court may make an order giving relief, including regulation of our affairs requiring us to refrain from doing or continuing to do an act complained of, authorizing civil proceedings and providing for the purchase of shares by any of our other shareholders and any other consequential orders.

The court has wide powers within its inherent jurisdiction and a shareholder could successfully bring an action in a variety of circumstances. Although there is no statutory definition of unfairly prejudicial conduct, authority suggests that it includes oppression and discrimination and that the test is objective.

There are no provisions in our Memorandum or Articles of Association concerning changes of capital where these provisions would be considered more restrictive than that required by the 1991 Law.

10C. MATERIAL CONTRACTS

1. Appointment letters with our non-executive directors: (i) Appointment Letter, dated May 2, 2017, between Randgold Resources Limited and Christopher L. Coleman; (ii) Appointment Letter, dated May 2, 2017, between Randgold Resources Limited and Safiatou Francoise Ba-N’Daw; (iii) Appointment Letter, dated May 2, 2017, between Randgold Resources Limited and Jemal-ud-din Kassum; (iv) Appointment Letter, dated May 2, 2017, between Randgold Resources Limited and Olivia Kirtley; (v) Appointment Letter, dated May 2, 2017, between Randgold Resources Limited and Jeanine Mabunda Lioko; and (vi) Appointment Letter, dated May 2, 2017, between Randgold Resources Limited and Andrew J. Quinn.

Pursuant to the appointment letters with the non-executive directors, each non-executive director’s appointment as a non-executive director is contingent upon re-election at the forthcoming annual general meetings and the appointment is terminable by either party upon three months’ notice. The appointment letters provide that a non-executive director is entitled to receive a fee of $60,000 per year (payable half yearly in arrears). In addition, if a non-executive director is appointed to serve on a board committee, the fees payable will be as follows: Audit Committee-$35,000 per year; Remuneration Committee-$25,000 per year; Governance and Nomination Committee-$10,000 per year; and the chairman of a board committee is entitled to receive an additional premium to the committee assignment fee of $20,000 per year. Each non-executive director shall receive 1,500 ordinary shares in the company per year; the senior independent director shall receive 2,000 ordinary shares in the company per year; and the chairman of the board shall receive 2,500 ordinary shares in the company per year; in each case subject to approval of shareholders at the company’s annual general meeting.

2. Deeds of indemnity: (i) Deed of Indemnity, dated May 2, 2017, between Randgold Resources Limited and Christopher L. Coleman; (ii) Deed of Indemnity, dated May 2, 2017, between Randgold Resources Limited and Safiatou Francoise Ba-N’Daw; (iii) Deed of Indemnity, dated May 2, 2017, between Randgold Resources Limited and Jemal-ud-din Kassum; (iv) Deed of Indemnity, dated May 2, 2017, between Randgold Resources Limited and Olivia Kirtley; (v) Deed of Indemnity, dated May 2, 2017, between Randgold Resources Limited and Jeanine Mabunda Lioko; (vi) Deed of Indemnity, dated May 2, 2017, between Randgold Resources Limited and Andrew J. Quinn; (vii) Deed of Indemnity, dated August 4, 2017, between Randgold Resources Limited and Dennis Mark Bristow; and (viii) Deed of Indemnity, dated August 4, 2017, between Randgold Resources Limited and Graham P. Shuttleworth.

Pursuant to the deeds of indemnity with the directors, the company shall indemnify each director for claims, liabilities, costs charges, expenses or losses which may be made against him or her or which he or she may incur as a result of his or her directorship, subject to certain exclusions and limitations.

3. Amended and Restated Deposit Agreement, dated as of March 3, 2017, by and among Randgold Resources Limited and Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares issued thereunder (Deposit Agreement).

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In March 2017, we amended and restated our Deposit Agreement with the Bank of New York Mellon and appointed Citibank, N.A. as successor depositary. The Deposit Agreement with Citibank, N.A. contains, among other things, customary provisions pertaining to the form of ADRs, the deposit and withdrawal of ordinary shares, distributions to holders of ADSs, voting of ordinary shares underlying ADSs, obligations of the Depositary and Randgold, charges of the Depositary, and compliance with U.S. securities laws. For more information, please see the Deposit Agreement and the Form of American Depositary Receipt, which we have filed with the SEC as an exhibit to our registration statement on Form F-6 (File No. 333-216048) on February 14, 2017. See Item 10.H.: “Documents on Display”. A copy of the Deposit Agreement is available for public view at our principal executive offices at 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey, Channel Islands, Attention: M.A. Welsh, Telephone: 00-44-1534-735-333.

4. Facility Agreement dated December 14, 2017 among Randgold Resources Limited., Citibank, N.A. London Branch, HSBC Securities (USA) Inc., HSBC Bank PLC and other financial institutions.

In December 2017, we entered into a $400.0 million unsecured revolving credit facility with Citibank and HSBC and a syndicate of other banks which matures in December 2022 and is at present undrawn. The interest rate, if drawn, would be LIBOR plus 1.5% per annum based on the company’s current level of leverage. The facility includes financial covenants in respect of debt and interest coverage.

10D. EXCHANGE CONTROLS

There are currently no Jersey or United Kingdom foreign exchange control restrictions on the payment of dividends on our ordinary shares or on the conduct of our operations. Jersey is in a monetary union with the United Kingdom. There are currently no limitations under Jersey law or our Articles of Association prohibiting persons who are not residents or nationals of the United Kingdom from freely holding, voting or transferring our ordinary shares in the same manner as United Kingdom residents or nationals.

10E. TAXATION

 Material Jersey Tax Consequences

General

The following summary of the anticipated tax treatment in Jersey in relation to the payments on the ordinary shares and ADSs is based on the taxation law and practice as it is understood to apply at the date of this Annual Report, and does not constitute legal or tax advice and does not address all aspects of Jersey tax law and practice (including such tax law and practice as it applies to any land or building situated in Jersey). Prospective investors should be aware that the relevant fiscal rules and practice and their interpretation may change. We encourage you to consult your own professional advisers on the implications of subscribing or buying, holding, selling, redeeming or disposing of ordinary shares or ADSs and the receipt of interest and distributions, whether or not on a winding-up, with respect to the ordinary shares or ADSs under the laws of any jurisdiction in which they may be liable to taxation.

We are subject to Jersey income tax at the rate of zero percent in accordance with the Income Tax (Jersey) Law 1961, as amended (Income Tax Law).

The Income Tax Law provides that the standard rate of income tax on profits of a non-financial service company regarded as resident in Jersey or having a permanent establishment in Jersey will be zero percent.

As a non-financial service company subject to tax at the rate of zero percent, we will not be liable for Jersey income tax other than on income arising from Jersey land or property.

Currently, there is no double tax treaty or similar convention between the United States and Jersey although on December 13, 2013, Jersey and the United States signed an agreement to improve international tax compliance and to implement the US Foreign Account Tax Compliance Act (FATCA). FATCA applies to financial institutions outside the United States. Under the relevant provisions of FATCA we are a non-financial foreign entity and as such we have no obligation under FATCA.

In addition, Jersey is an early adopter of the Common Reporting Standard (CRS) for the automatic exchange of financial account information with other jurisdictions that have signed up for CRS. Under the relevant provisions of CRS we are a non-financial entity.

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Goods and Services Tax

Jersey has a tax on goods and services supplied in the island (GST). GST is not chargeable on supplies of goods and/or services made by us outside of Jersey and we will only incur GST on goods and/or services provided to us by GST registered businesses in Jersey.

Taxation of Dividends

Dividends are declared and paid gross in US dollars although under the Articles of Association, dividends may be payable in a currency other than US dollars. Under the existing Jersey law, payments in respect of the ordinary shares and ADSs, whether by dividend or other distribution paid to shareholders (other than to residents in Jersey), will not be subject to any taxation in Jersey and no withholding in respect of taxation will be required on those payments to any holder of our ordinary shares or ADSs.

Prior to 2012, the Income Tax Law made provision for the taxation of an individual who is a shareholder or ultimate beneficial owner resident in Jersey who owns 2% or more of the shares of a company resident in Jersey or with a permanent establishment in Jersey, however with effect from January 1, 2012 these rules have been repealed. New anti-avoidance rules came into force from January 1, 2013 which extend the range of what is a potentially taxable distribution from a Jersey resident company to Jersey resident shareholders and this may now include repayment of loan principal, proceeds received in the course of winding up, share repurchase/redemption, etc.

Taxation of Capital Gains and Estate and Gift Tax

Under current Jersey law, there are no death or estate duties, capital gains, gift, wealth, inheritance or capital transfer taxes. No stamp duty or other transfer tax is levied in Jersey on the issue or transfer of ordinary shares or ADSs unless such transfer conveys the right to occupy Jersey land. Probate Stamp Duty (PSD) is charged on the application for Grants of Probate and Letters of Administration. For individuals domiciled in Jersey, the whole of their estate is subject to PSD, while for individuals domiciled outside of Jersey, just their Jersey situs assets (including shares in Jersey companies) are subject to PSD. The current rates of PSD are:

•	on estates which do not exceed £10,000 no PSD is due;
•	on estates of more than £10,000, but which do not exceed £100,000, PSD is due at £50 per £10,000 or part thereof; and
•	on estates of more than £100,000, PSD of £500 is due in respect of the first £100,000 of value and then a further £75 for each additional £10,000 or part thereof, however total PSD may not exceed £100,000, which equates to an estate worth £13,360,000.

Material United States Federal Income Tax Consequences

The following summary describes the material US federal income tax consequences to US holders (as defined below) arising from the purchase, ownership and disposition of our ordinary shares or ADSs. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, final, temporary and proposed US Treasury Regulations promulgated under the Code, and administrative and judicial interpretations of the Code and the US Treasury Regulations, all as in effect as of the date of this summary, and all of which are subject to change, possibly with retroactive effect. In addition, this discussion assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms.

This summary has no binding effect or official status of any kind; there can be no assurance that the conclusions reached below would be sustained by a court if challenged by the US Internal Revenue Service.

For purposes of this discussion, a “US holder” is a holder of our ordinary shares or ADSs that is a beneficial owner of such shares or ADSs and is:

•	a US citizen;
•	an individual resident in the United States for US federal income tax purposes;

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•	a domestic corporation, or other entity taxable as a corporation, organized under the laws of the United States or of any US state or the District of Columbia;
•	an estate the income of which is includible in its gross income for US federal income tax purposes without regard to its source; or
•	a trust, if either: a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all the substantial decisions of the trust, or the trust has a valid election in effect under applicable US Treasury Regulations to be treated as a US person.

This summary does not address all aspects of US federal income taxation that may be relevant to particular US holders in light of their particular circumstances, or to US holders subject to special rules, including, without limitation:

•	retirement plans;
•	insurance companies;
•	persons that hold ordinary shares or ADSs as part of a “straddle,” “synthetic security,” “hedge,” “conversion transaction” or other integrated investment;
•	persons that enter into “constructive sales” involving our ordinary shares or ADSs or substantially identical property with other transactions;
•	persons whose functional currency is not the US Dollar;
•	expatriates or former long-term residents of the United States;
•	financial institutions;
•	dealers in securities or currencies;
•	tax-exempt organizations;
•	persons that own, actually or constructively, 10% or more (by vote or value) of our outstanding stock;
•	persons subject to the alternative minimum tax;
•	regulated investment companies;
•	real estate investment trusts;
•	persons required to accelerate the recognition of any item of gross income with respect to our ordinary shares or ADSs as a result of such income being recognized on an applicable financial statement;
•	persons that are resident or ordinarily resident in or have a permanent establishment in a jurisdiction outside the United States;
•	persons who trade in securities who elect to apply a mark-to-market method of accounting; and
•	persons who acquired their shares or ADSs pursuant to the exercise of employee stock options or otherwise as compensation.

In addition, this summary does not address the effect of any applicable US state, local or non-US tax laws or any federal estate or gift tax consequences, does not consider the tax treatment of persons who own our ordinary shares or ADSs through a partnership or other pass-through entity, and deals only with ordinary shares or ADSs held by US holders as “capital assets” as defined in Section 1221 of the Code. If a partnership (including for this purpose, any entity treated as a partnership for US federal income tax purposes) holds shares or ADSs, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds shares or ADSs, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the shares or ADSs. In addition, this summary does not address the US tax consequences for any US holder of ordinary shares who receives currency other than Unites States dollars in connection with a disposition of ordinary shares.

We encourage holders of our ordinary shares or ADSs to consult with their own tax advisors with respect to the US federal, state and local tax consequences, as well as the tax consequences in other jurisdictions, of the purchase, ownership and disposition of our ordinary shares or ADSs applicable in their particular tax situations.

Ownership of Ordinary Shares or ADSs

For purposes of the Code, US holders of ADSs should be treated for US federal income tax purposes as the owner of the ordinary shares represented by those ADSs. Accordingly, exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally should not be subject to US federal income tax. The US Treasury has, however, expressed concerns that intermediaries in the chain of ownership between the US holder of an ADS and the issuer of the security underlying the ADS may, in some circumstances, be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate (as discussed below) for dividends received by certain non-corporate US holders, including US holders who are individuals, could be affected by future actions that may be taken by the US Treasury and/or intermediaries in the chain of ownership between the US holders of ADSs and us.

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Subject to the discussion below under the heading “–Passive Foreign Investment Company Rules,” for US federal income tax purposes, distributions with respect to our ordinary shares or ADSs, other than distributions in liquidation and distributions in redemption of stock that are treated as exchanges, will be taxed to US holders as ordinary dividend income to the extent that the distributions do not exceed our current and accumulated earnings and profits as determined for federal income tax purposes. Distributions, if any, in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital and will be applied against and reduce the holder’s basis in our ordinary shares or ADSs. To the extent that these distributions exceed the US holder’s tax basis in our ordinary shares or ADSs, as applicable, the excess generally will be treated as capital gain. We do not, however, intend to calculate our earnings and profits under US federal income tax principles. Therefore, you should expect that any distribution from us generally will be treated for US federal income tax purposes as a dividend. Such dividends will not be eligible for the dividends received deduction generally allowed to a US corporation under Section 243 of the Code.

Individual US holders are eligible for reduced rates of US federal income tax in respect of “qualified dividend income”. For this purpose, qualified dividend income generally includes dividends paid by non-US corporations if, among other things, certain minimum holding periods are met, there is no obligation to make related payments with respect to positions in substantially similar or related property, and either (i) the ordinary shares (or ADSs) with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-US corporation is eligible for the benefits of a comprehensive US income tax treaty which provides for the exchange of information. For this purpose, ADSs listed on the Nasdaq exchange are considered to be readily tradable on an established securities market in the United States. Therefore, we currently believe that dividends paid with respect to our ADSs will constitute qualified dividend income for US federal income tax purposes, provided the individual US holders of our ADSs meet certain holding period and other requirements. However, since our ordinary shares are not listed on an established securities market in the United States and we are not eligible for the benefits of a comprehensive US income tax treaty which provides for the exchange of information, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. Furthermore, if we are a passive foreign investment company, as discussed below under the heading “–Passive Foreign Investment Company Rules”, in the taxable year of the distribution or the preceding tax year, the dividends paid with respect to our ADSs will not constitute qualified dividend income. US holders should consult their own tax advisors regarding the classification of any distributions from us as qualified dividend income.

Dividends from us generally will constitute non-US-source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will be treated as “passive category income”.

Sale or Other Disposition of Ordinary Shares or ADSs

Subject to the discussion below under “–Passive Foreign Investment Company Rules,” if a US holder sells or otherwise disposes of its ordinary shares or ADSs in a taxable transaction, it will generally recognize gain or loss for US federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other taxable disposition and its tax basis in the ordinary shares or ADSs. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the US holder has held the ordinary shares or ADSs for more than one year at the time of the sale or other taxable disposition. In general, any gain that US holders recognize on the sale or other taxable disposition of ordinary shares or ADSs will be US source income for purposes of the foreign tax credit limitation and any losses recognized will generally be allocated against US source income. Deduction of capital losses is subject to limitations under the Code. US holders who sell ordinary shares for a currency other than US dollars should consult their own tax advisor regarding the tax consequences of such sale.

Additional Medicare Tax

US holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to an additional 3.8% Medicare contribution tax on unearned income, including, among other things, cash dividends on, and capital gains from the sale or other taxable disposition of, our ordinary shares or ADSs, subject to certain limitations and exceptions. US holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares or ADSs.

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Passive Foreign Investment Company Rules

A special and adverse set of US federal income tax rules apply to a US holder that holds stock in a passive foreign investment company (PFIC). In general, we will be a PFIC if 75% or more of our gross income in a taxable year is passive income. Alternatively, we will be considered to be a PFIC if at least 50% of our assets in a taxable year, averaged over the year and determined based on fair market value, are held for the production of, or produce, passive income.

In determining whether a non-US corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We believe that we were not a PFIC in 2017 and do not expect to become a PFIC in 2018. However, there is significant uncertainty in the application of the PFIC rules to mining enterprises such as ourselves as a result of the interplay of several sets of tax rules. In addition, because the tests for determining PFIC status are applied as of the end of each taxable year and are dependent upon a number of factors, some of which are beyond our control, including the value of our assets, the market price of our ordinary shares, and the amount and type of our gross income, there can be no assurance that we will not become a PFIC in the future or that the US Internal Revenue Service will agree with our conclusion that we were not a PFIC in 2017.

If we are a PFIC for US federal income tax purposes for any year during a US holder’s holding period of our ADSs or ordinary shares and the US holder does not make a “mark-to-market” election or a QEF election, both as described below:

•	any gain recognized by a US holder upon the sale of ADSs or ordinary shares, or the receipt of some types of distributions, would be treated as ordinary income;
•	this income generally would be allocated ratably over a US holder’s holding period with respect to our ADSs or ordinary shares; and
•	the amount allocated to prior years, with certain exceptions, will be subject to tax at the highest tax rate in effect for those years and an interest charge would be imposed on the amount of deferred tax on the income allocated to the prior taxable years.

We generally will be treated as a PFIC as to any US holder if we are a PFIC for any year during such holder’s holding period. However, if we cease to satisfy the requirements for PFIC classification, a US holder may avoid PFIC classification for subsequent years if such holder elects to recognize gain based on the unrealized appreciation in the ADSs or ordinary shares through the close of the tax year in which we cease to be a PFIC.

A US holder who beneficially owns stock in a PFIC may be required to file an annual information return on Internal Revenue Service Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund). The US Treasury and IRS continue to issue new guidance regarding these information reporting requirements. US holders should consult their own tax advisors regarding the application of the information reporting rules to our ADSs or ordinary shares and how they may apply to their particular circumstances.

A US holder generally may be able to avoid the imposition of the special tax and interest charge described above by electing to mark its ADSs or ordinary shares to market annually, and, therefore, recognize for each taxable year, subject to certain limitations, ordinary income or loss equal to the difference, as of the close of taxable year, between the fair market value of its ADSs or ordinary shares and the adjusted tax basis of his or its ADSs or ordinary shares. Losses would be allowed only to the extent of the net mark-to-market gain previously included by the US holder under the election in prior taxable years. A mark-to-market election is available only if the ADSs or ordinary shares, as the case may be, are considered “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable US Treasury Regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The Nasdaq constitutes a qualified exchange, and a non-US securities exchange constitutes a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the securities exchange is located and meets certain trading, listing, financial disclosure and other requirements set forth in US Treasury Regulations.

Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs owned by us, a US holder may continue to be subject to the PFIC rules described above with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for US federal income tax purposes. US holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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In certain circumstances a holder of stock or ADSs in a PFIC may avoid taxation under the rules described above by making a “qualified electing fund” (QEF), election to include in income its share of a PFIC’s annual income on a current basis. However, a QEF election is only available if the PFIC annually provides its stockholders with certain tax information, and we currently do not intend to prepare or provide such information. Accordingly, you should assume that a QEF election is unavailable.

Rules relating to a PFIC are very complex. US holders are encouraged to consult their own tax advisors regarding the application of the PFIC rules to their investments in our ADSs or our ordinary shares.

Backup Withholding and Information Reporting

Payments to US holders in respect of our ordinary shares or ADSs may be subject to information reporting to the US Internal Revenue Service and to backup withholding tax at a rate of 24%.

However, backup withholding and information reporting will not apply to a US holder that is a corporation or comes within an exempt category, and demonstrates the fact when so required, or furnishes a correct taxpayer identification number and makes any other required certification. US holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules will be allowed as a refund or credit against a US holder’s US federal income tax liability, provided that the required procedures are followed.

In addition, US holders should be aware of annual reporting requirements on Internal Revenue Service Form 8938 (Statement of Specified Foreign Financial Assets) with respect to the holding of certain foreign financial assets, including our ordinary shares and ADSs that are not held in an account maintained by certain types of financial institutions, if the aggregate value of all of such assets exceeds $50,000 (or $100,000 for married couples filing a joint return). Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. US holders that fail to report the required information could be subject to substantial penalties.

US holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to our ordinary shares and ADSs, and the application of the annual reporting requirements to your particular situation.

Material United Kingdom Tax Considerations

The following statements do not constitute tax advice and are intended as a general guide only to the U.K. tax position under current U.K. tax legislation, and published HM Revenue & Customs (HMRC) practice as at the date of this document, both of which are subject to change at any time, possibly with retrospective effect. These statements deal only with the position of shareholders who are resident and (in the case of individuals only) domiciled solely in the U.K. for tax purposes (except where the position of a non-U.K. tax resident shareholder is expressly referred to), who hold their ordinary shares or ADSs as an investment and who are the absolute beneficial owners of the ordinary shares or ADSs and of all dividends of any kind paid in respect of them in circumstances where the dividends paid are regarded for U.K. tax purposes as that person’s own income (and not the income of some other person). The tax position of certain categories of shareholders who are subject to special rules (such as persons acquiring their shares or ADSs (or deemed to acquire their shares or ADSs) in connection with an employment or office, dealers in securities, insurance companies and collective investment schemes and shareholders owning 10% or more of the ordinary shares or voting power, rights to profit or capital of the company) is not considered. Any shareholder who is in doubt as to their tax position regarding the acquisition, ownership or disposal of their ordinary shares or ADSs, or who are subject to tax in a jurisdiction other than the U.K., should consult their own independent tax adviser.

Dividends

A person having an interest in ADSs or ordinary shares who is not a resident in the U.K. will not be subject to tax in the U.K. on dividends paid on ordinary shares or ADSs, unless that person carries on a trade, profession or vocation in the U.K. (and, if that person is a company, does so through a permanent establishment) to which the ordinary shares or ADSs in question are attributable.

A person having an interest in ADSs or ordinary shares who is resident in the U.K. and is not a body corporate will, in general, be subject to U.K. income tax on dividends paid by us.

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A U.K. resident body corporate holding an interest in ADSs or ordinary shares should not generally be taxable on dividends paid by us unless they are a small company.

From April 6, 2016, the dividend tax credit was replaced by a dividend allowance for individuals. The first £5,000 of an individual shareholder’s dividend income is not taxed, regardless of the level of their non-dividend income. The rates of tax applicable to dividends received by individual shareholders in excess of the £5,000 allowance are as follows: 7.5% on dividend income falling within the individual’s basic rate band, 32.5% on dividend income received within their higher rate band, and 38.1% on dividend income received within their additional rate band. With effect from April 6, 2018, the £5,000 dividend allowance will be reduced to £2,000.

Each shareholder resident outside the U.K. may also be subject to foreign taxation on dividend income under the local law of the country(ies) in which they reside/are resident.

Capital Gains

A person having an interest in ADSs or ordinary shares who is not resident in the U.K. will generally not be subject to tax in the U.K. on gains arising on a disposal of our ordinary shares or interests in the ADSs.

Individuals who cease to be UK resident having been resident in the U.K. for at least four out of seven tax years prior to departure, and whose temporary period of non-residence is 5 years or less, will be subject to UK capital gains tax in the year of return on any gains realized on the disposal during the period of absence of any assets which were owned before ceasing to be UK resident.

Persons having an interest in ADSs or ordinary shares who are resident in the U.K. or who hold their ordinary shares or interests in ADSs through a U.K. trading branch or agency (or, if that person is a company, a permanent establishment) will, in general, be subject to U.K. taxation on gains arising on a disposal of ordinary shares or interests in ADSs.

The first £11,300 of an individual’s net chargeable gains are exempt for the current tax year. For the tax year commencing April 6, 2018, the annual exemption will increase to £11,700.  The balance is taxed at 10% for gains that fall within the individual’s otherwise unused basic rate income tax band (currently £33,500 and increasing to £34,500 from April 6, 2018) and 20% thereafter.

A body corporate will generally be subject to U.K. corporation tax on chargeable gains at the standard rate of U.K. corporation tax (currently 19%, falling to 17% from April 1, 2020).

Inheritance Tax

Liability to U.K. inheritance tax may arise on the death of an individual having an interest in ADSs or ordinary shares, or on a gift (or disposal at undervalue) of ordinary shares or ADSs by an individual who is domiciled, or deemed to be domiciled, in the U.K.

U.K. inheritance tax may still be relevant for individuals who are neither domiciled nor deemed to be domiciled in the U.K. in respect of U.K. property. U.K. property is generally liable to U.K. inheritance tax subject to Double Tax Treaty provisions. This is a complicated area and individuals should consult their own independent tax adviser.

Stamp Duty and Stamp Duty Reserve Tax

No U.K. stamp duty or stamp duty reserve tax (SDRT) should be payable on the issue of the ordinary shares or ADSs, or on the delivery of the ADSs into a Depositary Trust Company (DTC).

No U.K. stamp duty should in practice be payable on the transfer of ordinary shares or ADSs provided any instrument of transfer is executed and retained outside of the U.K. and no matters or actions relating to the transfer are performed in the U.K., and no U.K. stamp duty should arise in respect of any dealings in the ordinary shares or ADSs within a clearance service, where such dealings are effected in book entry form in accordance with the procedures of the clearance service and not by written instrument.

SDRT should not be payable on an unconditional agreement to transfer ADSs. Nor should SDRT be payable on any unconditional agreement to transfer ordinary shares, provided there is no register in the U.K. in respect of the ordinary shares and provided the ordinary shares are not paired with any shares issued by any company incorporated in the U.K.

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It should be noted that certain categories of person (for example, market makers and broker dealers) may not be liable to stamp duty or SDRT and others may be liable at a higher rate (for example, persons connected with depository arrangements and clearance services) or may, although not primarily liable for the tax, be required to notify and account for it under the SDRT Regulations 1986.

10F. DIVIDENDS AND PAYING AGENTS

Not applicable.

10G. STATEMENTS BY EXPERTS

Not applicable.

10H. DOCUMENTS ON DISPLAY

You may request a copy of our SEC filings, at no cost, by writing or calling us at Randgold Resources Limited, 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, JE2 4WJ, Channel Islands, Attention: M. A. Welsh, Telephone: 00-44-1534-735-333. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices at 3rd Floor, Unity Chambers, 28 Halkett Street, St. Helier, Jersey, Channel Islands.

A copy of each document (or a translation thereof to the extent not in English) concerning us that is referred to in this Annual Report, is available for public view at our principal executive offices at 3rd Floor Unity Chambers, 28 Halkett Street, St. Helier, Jersey, Channel Islands, Attention: M.A. Welsh, Telephone: 00-44-1534-735-333.

10I. SUBSIDIARY INFORMATION

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Hedge Policy

Although, in general, it is not our policy to hedge our gold sales, we believe it is prudent to hedge during times of significant capital expansion and debt and we are sometimes required to do so under debt financing arrangements. The market price of gold has a significant effect on our results of operations, our ability to pay dividends and undertake capital expenditure, and the market price of our ordinary shares. Gold prices have historically fluctuated widely and are affected by numerous industry factors over which we have no control. The aggregate effect of these factors is impossible for us to predict.

We have previously used, and may in the future use, hedging instruments to protect the selling price of some of our anticipated gold production. These hedging instruments were required by the terms of our previous loan agreements. The last remaining gold price forward sales contracts were delivered into during 2010.

Foreign Currency and Commodity Price Sensitivity

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily euro, South African rand and Communauté Financière Africaine franc). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into any material derivatives to manage these currency risks and no significant positions were held in 2017 and 2016. Generally, the group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2017 and 2016. Gold sales are made in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices. These derivatives may establish a fixed price for a portion of future production while the group maintains the ability to benefit from increases in the spot gold price for the majority of future gold production. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

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Level of exposure of foreign currency risk

$000	December 31, 2017	December 31, 2016

Carrying value of foreign currency balances
Cash and cash equivalents includes balances denominated in:

• Communauté Financière Africaine franc (CFA)	676	1,289
• Euro (EUR)	2,170	2,222
• South African rand (ZAR)	1,217	166
• British pound (GBP)	702	277
Trade and other receivables include balances denominated in:

• Communauté Financière Africaine franc (CFA)	19,165	6,886
• Euro (EUR)	7,546	4,806
• South African rand (ZAR)	-	89
• British pound (GBP)	46	2
Trade and other payables includes balances denominated in:

• Communauté Financière Africaine franc (CFA)	(37,067)	(4,525)
• Euro (EUR)	(321)	(486)
• South African rand (ZAR)	(1,296)	(868)
• British pound (GBP)	(742)	(898)

The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the holder of the instrument which is the US dollar. The following table shows the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments. The TVA balance in Kibali is denominated in CDF and while not a financial instrument under IFRS 7, a movement of 10% in the year end rate would have an effect of $11.9 million on the receivable shown in the ‘Investments in joint ventures’ in the Statement of financial position.

Level of exposure of foreign currency risk (continued)

	Closing exchange Rate	Effect of 10.0% strengthening of US dollar on net earnings and equity

At December 31, 2017
• Euro (EUR)	0.8347	940
• Communauté Financière Africaine franc (CFA)	547.53	(1,723)
• South African rand (ZAR)	12.36	(8)
• British pound (GBP)	0.74	1
At December 31, 2016
• Euro (EUR)	0.9490	654
• Communauté Financière Africaine franc (CFA)	623.30	365
• South African rand (ZAR)	13.65	(61)
• British pound (GBP)	0.81	(62)

The sensitivities are based on financial assets and liabilities held at December 31 where balances were not denominated in the functional currency of the group. The sensitivities do not take into account the group’s sales and costs and the results of the sensitivities could change due to other factors such as changes in the value of financial assets and liabilities as a result of non-foreign exchange influenced factors.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short term cash investments and interest payable on financing activities (including long term loans), giving rise to interest rate risk. In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements.

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The group generally enters into variable interest bearing borrowings. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. The group has in the past been able to actively source financing through public offerings, shareholder loans and third party loans.

The company maintains a $400.0 million unsecured revolving credit facility with HSBC and a syndicate of banks which matures in December 2022 and is at present undrawn. Based on the company’s current cash resources and available facilities, projected operating cash flows and capital expenditure, we are confident the company will be able to meet its obligations at the present gold price.

The facility, if drawn, bears interest at LIBOR plus 1.5%, at the lower end of the leverage grid and includes financial covenants in respect of EBIT, EBITDA, net finance charges, tangible net worth, total debt, debt cover and interest cover.

Effective interest rate on cash and cash equivalents

Maturity date	Amount $000	Effective rate for the year %
Cash and cash equivalents:
All less than 90 days	719,808	0.9029%

The other financial instruments of the group that are not included in the tables above are non-interest bearing and are therefore not subject to interest rate risk.

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in Mali and Côte d’Ivoire (and in the case of its joint ventures in the DRC and Mali). The gold produced is sold through the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not financial assets under IFRS 7, included in receivables is $113.8 million (2016: $89.4 million) (refer to Note 7 of the financial statements) relating to indirect taxes owing to Loulo and Gounkoto by the State of Mali, which are denominated in CFA, which holds some credit risk for the group. The legally binding mining conventions in Mali permit offsetting of other corporate taxes against approved unpaid TVA. A further $70.2 million (2016: $64.9 million) is held within the underlying statement of financial position of the equity accounted Kibali joint venture which is considered recoverable given the history of receipts and absence of significant disputed items, albeit receipts remain slow and uncertainty exists as to the timing of recovery.

Item 12. Description of Securities Other Than Equity Securities

12A. DEBT SECURITIES

Not applicable.

12B. WARRANTS AND RIGHTS

Not applicable.

12C. OTHER SECURITIES

Not applicable.

12D. AMERICAN DEPOSITARY SHARES

Fees Payable by ADS Holders

Our American Depositary Shares, or ADSs, each representing the right to receive one of our ordinary shares, are listed on the Nasdaq Global Select Market under the symbol “GOLD.” A copy of the Form of Amended and Restated Deposit Agreement with The Bank of New York Mellon, in effect prior to March 3, 2017, was filed with the SEC as an exhibit to our Form F-6 filed on October 7, 2009. Effective March 3, 2017, Citibank. N.A. serves as successor depository for our ADS program. A copy of our Form of Amended and Restated Deposit Agreement with Citibank, N.A. (Depositary) was filed with the SEC as an exhibit to our Form F-6 filed on February 14, 2017 (Deposit Agreement). Pursuant to the Deposit Agreement, holders of our ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth in the table below:

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Service	Rate	By Whom Paid
(1) Issuance of ADSs (e.g., an issuance upon a deposit of Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason), excluding issuances as a result of distributions described in paragraph (4) below.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) issued.	Person receiving ADSs.
(2) Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited Shares, upon a change in the ADS(s)-to-Share(s) ratio, or for any other reason).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) cancelled.	Person whose ADSs are being cancelled.
(3) Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
(4) Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) an exercise of rights to purchase additional ADSs.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
(5) Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., spin-off shares).	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held.	Person to whom the distribution is made.
(6) ADS Services.	Up to U.S. $5.00 per 100 ADSs (or fraction thereof) held on the applicable record date(s) established by the Depositary.	Person holding ADSs on the applicable record date(s) established by the Depositary.

The Company, Holders, Beneficial Owners, persons receiving ADSs upon issuance and persons whose ADSs are being cancelled shall be responsible for the following ADS charges under the terms of the Deposit Agreement:

(i)      taxes (including applicable interest and penalties) and other governmental charges;

(ii)     such registration fees as may from time to time be in effect for the registration of Shares or other Deposited Securities on the share register and applicable to transfers of Shares or other Deposited Securities to or from the name of the Custodian, the Depositary or any nominees upon the making of deposits and withdrawals, respectively;

(iii)     such cable, telex and facsimile transmission and delivery expenses as are expressly provided in the Deposit Agreement to be at the expense of the person depositing Shares or withdrawing Deposited Securities or of the Holders and Beneficial Owners of ADSs;

(iv)     the expenses and charges incurred by the Depositary in the conversion of foreign currency;

(v)      such fees and expenses as are incurred by the Depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to Shares, Deposited Securities, ADSs and ADRs;

(vi)     and the fees and expenses incurred by the Depositary, the Custodian, or any nominee in connection with the servicing or delivery of Deposited Property.

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Depositary Payments for 2017

In March 2017, we entered into an engagement letter with Citibank, N.A., as depositary (Depositary). The Depositary has agreed to reimburse us for expenses we incur that are related to the transition of our ADS program from the predecessor depositary, The Bank of New York Mellon, and related to the maintenance of our ADS program. The Depositary has agreed to reimburse us for listing fees, investor relations fees, legal and accounting fees associated with the ADR program, and to pay the standard out-of-pocket maintenance costs for the ADRs. In certain instances, the Depositary has agreed to provide additional reimbursements to us based on specified performance criteria relating to the ADR facility. There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the Depositary collects from investors.

For the year ended December 31, 2017, our Depositary made no payments on our behalf in relation to our ADR program.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

There have been no material defaults in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default with respect to any of our indebtedness.

Item 14. Material Modification to the Rights of Security Holders and Use of Proceeds

Effective on June 11, 2004, we undertook a subdivision of our ordinary shares, which increased our issued share capital from 29,273,685 to 58,547,370 ordinary shares. In connection with this “share split”, our ordinary shareholders of record on June 11, 2004 received two additional $0.05 ordinary shares for every one $0.10 ordinary share they held. Following the share split, each shareholder held the same percentage interest in us, however, the trading price of each share was adjusted to reflect the share split. ADS holders were affected the same way as shareholders and the ADS ratio remains one ADS to one ordinary share.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures: As of December 31, 2017 (the “Evaluation Date”), the company, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, has carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended). Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the evaluation date, the company’s disclosure controls and procedures, including controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure, are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 are recorded, processed, summarized and reported within the required time periods.

(b) Management’s Report on Internal Control over Financial Reporting: Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Securities Exchange Act of 1934 defines internal control over financial reporting in Rule 13a-15(f) and 15d-15(f) as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
•	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2017. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013).

Based on this assessment management concluded that, as of the evaluation date, the company’s internal control over financial reporting is effective based upon those criteria.

(c) Attestation Report of the Registered Public Accounting Firm: The company’s independent registered public accounting firm, BDO LLP, has issued an audit report on the effectiveness of the company’s internal control over financial reporting. See report of BDO LLP, an Independent Registered Public Accounting Firm, below.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Randgold Resources Limited

Jersey, Channel Islands

Opinion on Internal Control over Financial Reporting

We have audited Randgold Resources Limited’s (the “Company’s”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”) In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statements of financial position of the Company and subsidiaries as of December 31, 2017 and 2016, the related consolidated statement of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated March 29, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying report included in Item 15, “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO LLP

BDO LLP

London

March 29, 2018

(d) Changes in Internal Control Over Financial Reporting: There have been no changes in the company’s internal control over financial reporting identified in connection with the evaluation that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect the company’s internal control over financial reporting.

Item 16. Reserved

Item 16A. Audit Committee Financial Expert

Membership of the company’s audit committee, including its chairman, comprises only independent non-executive directors, in compliance with the Sarbanes-Oxley Act of 2002. The company’s board determined that Mr. J. Kassum, the current chairman of the audit committee, was an “audit committee financial expert” as defined in Item 16A of Form 20-F. Mr. J. Kassum and each of the other members of the audit committee (being Ms. O. Kirtley, Mr. A.J. Quinn and Ms. S. Ba-N’Daw) are independent non-executive directors. All four members of the committee have considerable financial knowledge and experience to assist in overseeing and guiding the board and the company in respect of audit and corporate governance disciplines.

The committee is guided by its terms of reference, the mandate as delegated by the board is ensuring the integrity of financial reporting and adequacy of governance, internal control and risk management policies and procedures throughout the company and its operations.

Item 16B. Code of Ethics

In order to comply with the company’s obligations in terms of the Sarbanes-Oxley Act of 2002 and in the interests of good governance, the company has systems and procedures to introduce, monitor and enforce its ethical codes and the board has adopted a code of ethics that applies to all employees and a code of ethics for the Chief Executive Officer, Chief Financial Officer and all financial officers. The codes of ethics, entitled the “Code of Conduct” can be found on the company’s website, www.randgoldresources.com.

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In addition, the company has adopted a whistle-blowing policy that encourages employees, contractors and other stakeholders to confidentially and anonymously report acts of an unethical or illegal nature that affect the company’s interests. The whistle-blowing policy applies to all companies and operations in the group and provides a channel for individuals to confidentially raise any concerns about business practices or acts that are in conflict with the company’s business principles, unlawful, or financial malpractice in the company and its managed operations. The program, which is monitored by the audit committee, makes available a selection of telephonic, email and mail communication channels as a medium for reporting. Reports received by the general counsel are treated in confidence and are either investigated by the general counsel or are referred to the internal audit function or an appropriate manager for investigation and resolution. External professional advisers are utilized where necessary, depending on the nature of the investigation required. The process encourages reports to be made in good faith in a responsible and ethical manner. Employees are encouraged to first seek resolution of alleged malpractices through discussion with their direct managers, if appropriate, or, if unresolved, they should report these through the whistle-blowing line or directly to internal audit. The audit committee reviews the outcomes of such investigations, in order to assure itself that such instances are appropriately addressed and controls in place are effective.

Item 16C. Principal Accountant Fees and Services

BDO LLP has served as our independent registered public accounting firm for the financial years ended December 31, 2017, 2016, and 2015.

The following table presents the aggregate fees for professional services and other services rendered by our Independent Registered Public Accounting Firm to us in 2017 and 2016:

	2017	2016
	($000)	($000)
Audit Fees[1]	934	924
Audit-related Fees[2]	32	-
Total	966	924

[1]	The Audit Fees consist of fees billed for the annual audit services engagement, including the group’s attributable share of audit fees in relation to the joint ventures operated by the group.
[2]	Audit-related Fees, pre-approved by the audit committee, related to review of correspondence between the company and the SEC during the period in respect of a routine review and comment by the SEC on the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016.

No other fees were billed.

Audit Committee Pre-Approval Policies and Procedures

Below is a summary of the Audit Committee’s pre-approved policies and procedures:

The Audit Committee is comprised only of independent non-executive directors and its mandate covers the sphere of duties relating to accounting policies, internal control, financial reporting practices, identification of exposure to significant risks and corporate governance issues (and where necessary in conjunction with the Governance and Nomination Committee on corporate governance issues).

The audit committee is responsible for monitoring and reviewing the objectivity and independence of the external audit which is supported by a policy which stipulates that the external auditors are prohibited from providing non-audit services to the group, excluding audit related services as defined under relevant professional ethical standards for auditors such as the issuance of comfort letters and reporting for compliance with regulation. In line with the audit committee’s policy during the year no non-audit services were provided by BDO LLP. On February 1, 2018, the audit committee reaffirmed the group’s non-audit services policy.

The Audit Committee met six times during 2017. At certain of these meetings the committee met with the external audit partner and the finance director, to review the audit plans of the external auditors and to ascertain the extent to which the scope of the audit can be relied upon to detect weaknesses in internal controls. The audit committee met with the finance director to review the quarterly and half-yearly financial results, and met with the finance director and external auditor to review the preliminary announcement of the annual results and the annual financial statements, as well as all statutory submissions of a financial nature, prior to approval by the board.

During 2017, all Audit-related Fees provided to us by BDO LLP were approved by the Audit Committee pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

No work was performed by persons other than BDO LLP’s full-time, permanent employees on the BDO LLP’s engagement to audit our financial statements for 2017 and 2016, except that BDO LLP utilizes members of staff in its South African, Ivorian, Zambian and Mauritian offices member firms as part of the engagement team.

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During 2017, the Audit Committee has overseen work undertaken to ensure compliance with the requirements of Section 404 of the Sarbanes Oxley Act of 2002.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not Applicable.

Item 16E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Neither the issuer nor any affiliate of the issuer purchased any of our shares during 2017.

Item 16F. Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G. Corporate Governance

We are subject to a variety of corporate governance guidelines and requirements such as the SEC, Nasdaq, the London Stock Exchange and the United Kingdom Corporate Governance Code. Although we are listed on the Nasdaq Global Select Market, we are not required to comply with all of Nasdaq’s corporate governance rules applicable to US companies. The significant ways in which the Nasdaq corporate governance rules differ for us, as a foreign company, are a reduced quorum requirement for shareholder meetings. We believe that we comply with applicable corporate governance requirements. In respect of the United Kingdom Corporate Governance Code, from the retirement of Mr. N.B. Cole Jr. from the remuneration committee on October 30, 2016 to the appointment of Ms. O. Kirtley to the remuneration committee on February 2, 2017, the remuneration committee comprised two independent non-executive directors and the chairman. There were no meetings of the remuneration committee held during that time. In compliance with the United Kingdom Corporate Governance Code, all directors are subject to re-election on an annual basis and at our AGM on May 2, 2017 all of our directors were re-elected.

PART III

Item 17. Financial Statements

Not Applicable.

Item 18. Financial Statements

Reference is made to the financial statements, commencing on page F-1.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit No.	Exhibit

1.1[13]	Memorandum and Articles of Association of Randgold Resources Limited, as amended on May 6, 2014.

2.1[1]	Excerpts of relevant provisions of the Companies (Jersey) Law 1991.

2.2[1]	Shareholder’s Agreement (English translation), dated June 23, 2000, between the State of Mali and Morila Limited.

2.3[13]	Form of Amended and Restated Deposit Agreement, dated as of March 3, 2017, by and among Randgold Resources Limited and Citibank, N.A., as Depositary, and the Holders and Beneficial Owners of American Depositary Shares issued thereunder.

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2.4[14]	Form of American Depositary Receipt.

4.1[1]	Deed Governing the Relationship Between the Parties Upon Admission between Randgold & Exploration Company Limited and Randgold Resources Limited, dated June 26, 1997 (Relationship Agreement).

4.2[1]	License Agreement, dated June 26, 1997, between Randgold & Exploration Company Limited and Randgold Resources Limited.

4.3[1]	Agreement, dated December 21, 1999, between Société des Mines de Morila SA, Randgold Resources Limited and Morila Limited (loan from Randgold Resources Limited to Morila Limited).

4.4[1]	Joint Venture Agreement, dated May 29, 2000, between AngloGold Limited and Randgold Resources Limited.

4.5[1]	Randgold Resources Limited Share Option Scheme.

4.6[2]	Shareholder Loan Agreement dated August 1, 2004, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

4.7[2]	Amendment to Shareholders’ Loan Agreement, between Randgold Resources Limited and Randgold Resources (Somilo) Limited.

4.8[2]	Deed of Assignment, dated December 20, 2004, between Randgold Resources Limited and Société des Mines de Loulo SA.

4.9[3]	Joint Venture Agreement, dated January 13, 1997, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.10[4]	Addendum to the Joint Venture Agreement, dated April 4, 2008, between New Mining CI and Randgold Resources (Côte d’Ivoire) Limited.

4.11[4]	Addendum to the Joint Venture Agreement, dated March 22, 2008, between AngloGold Ashanti Limited and Randgold Resources Limited.

4.12[5]	Letter Agreement, dated September 19, 2008, between Randgold Resources (Côte d’Ivoire) Limited and New Mining Côte d’Ivoire SARL.

4.13[7]	Agreement between Randgold Resources Limited and AngloGold Ashanti Limited dated July 16, 2009.

4.14[6]	Amendment dated July 27, 2009 to Agreement between Randgold Resources Limited and AngloGold Ashanti Limited, dated July 16, 2009.

4.15[13]	Amendment dated September 16, 2015 to the Joint Venture Agreement between Randgold Resources Limited and AngloGold Ashanti Limited, dated July 16, 2009 relating to Kibali Goldmines SA.

4.16[7]	Arrangement Agreement, dated August 5, 2009, between Randgold Resources Limited, 0858065 B.C. Limited and Moto Goldmines Limited.

4.17[7]	Protocole d’Accord, dated October 30, 2009, between Randgold Resources Limited, AngloGold Ashanti Limited, Moto Goldmines Limited, Kibali Goldmines S.P.R.L. and the Government of the Democratic Republic of Congo.

4.18[8]	Joint Venture Agreement, dated July 16, 2009 between Randgold Resources Limited and AngloGold Ashanti Limited in relation to Kibali (Jersey) Limited.

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4.19[9]	Rules of Restricted Share Scheme, as amended on January 30, 2012.

4.20[13]	Rules of Co-Investment Plan, as amended on January 30, 2012 and March 16, 2012.

4.21*	Appointment Letter, dated May 2, 2017, between Randgold Resources Limited and Christopher Coleman.

4.22*	Appointment Letter, dated May 2, 2017, between Randgold Resources Limited and Andrew Quinn.

4.23*	Appointment Letter, dated May 2, 2017, between Randgold Resources Limited and Jeanine Mabunda Lioko.

4.24*	Appointment Letter, dated May 2, 2017, between Randgold Resources Limited and Jemal-ud-din Kassum.

4.25*	Appointment Letter, dated May 2, 2017, between Randgold Resources Limited and Safiatou Francoise Ba-N’Daw.

4.26*	Appointment Letter, dated May 2, 2017, between Randgold Resources Limited and Olivia Kirtley.

4.27*	Deed of Indemnity, dated May 2, 2017, between Randgold Resources Limited and Christopher Coleman.

4.28*	Deed of Indemnity, dated May 2, 2017, between Randgold Resources Limited and Andrew Quinn.

4.29*	Deed of Indemnity, dated May 2, 2017, between Randgold Resources Limited and Jeanine Mabunda Lioko.

4.30*	Deed of Indemnity, dated May 2, 2017, between Randgold Resources Limited and Jemal-ud-din Kassum.

4.31*	Deed of Indemnity, dated May 2, 2017, between Randgold Resources Limited and Safiatou Ba-N’Daw.

4.32*	Deed of Indemnity, dated May 2, 2017, between Randgold Resources Limited and Olivia Kirtley.

4.33*	Deed of Indemnity, dated August 4, 2017, between Randgold Resources Limited and Dennis Mark Bristow.

4.34*	Deed of Indemnity, dated August 4, 2017, between Randgold Resources Limited and Graham P. Shuttleworth.

4.35[9]	Executive Service Agreement between Randgold Resources Limited and Dennis Mark Bristow, dated June 13, 2011.

4.36[10]	Variation to Executive Service Agreement between Randgold Resources Limited and Dennis Mark Bristow, as amended on January 28, 2013.

4.37[11]	Executive Service Agreement between Randgold Resources Limited and Graham P. Shuttleworth, dated June 13, 2011.

4.38[10]	Variation to Executive Service Agreement between Randgold Resources Limited and Graham P. Shuttleworth, as amended on January 28, 2013.

4.39[10]	Establishment Convention between the Government of the Republic of Mali and Société des Mines de Gounkoto SA, dated March 21, 2012.

4.40[10]	Agreement between The State of Côte d’Ivoire and Randgold Resources Côte d’Ivoire SARL, dated October 2010.

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4.41[10]	Shareholders agreement dated October 31, 2009, between L’office des Mines d’or de Kilo-Moto, Moto Goldmines Limited , Border Energy Pty Limited, Kibali Goldmines SA and Kibali (Jersey) Limited.

4.42[10]	Establishment Convention between the Government of the Republic of Mali and BHP Minerals International Inc., dated April 28, 1992 concerning the Morila Gold Mine.

4.43[10]	Toll Treatment Agreement, dated June 1, 2011, between Société des Mines de Gounkoto SA and Société des Mines de Loulo SA.

4.44[10]	Establishment Convention between the Government of the Republic of Mali and Société des Mines de Loulo SA, dated March 30, 1993.

4.45[10]	Amendment to the Establishment Convention dated March 21, 1983, concerning the Loulo Gold Mine.

4.46*	Facility Agreement dated December 14, 2017 among Randgold Resources Limited., Citibank, N.A. London Branch, HSBC Securities (USA) Inc., HSBC Bank PLC and other financial institutions.

8.1*	List of Subsidiaries.

12.1*	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2*	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1*	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of BDO LLP, independent registered public accounting firm.

15.2*	Consent of BDO LLP, independent registered public accounting firm.

15.3*	Consent of Andrew Fox.

[1]	Incorporated herein by reference to Registrant’s Registration Statement on Form F-1 (File No. 333-90972), filed on June 21, 2002.
[2]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004.
[3]	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-147648), filed on November 27, 2007.
[4]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.
[5]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008.
[6]	Incorporated by reference to Registrant’s Registration Statement on Form F-3 (File No. 333-160827), filed on July 27, 2009.
[7]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009.
[8]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.
[9]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.
[10]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.
[11]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013.
[12]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014.
[13]	Incorporated by reference to Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015.
[15]	Incorporated by reference to Registrant’s Registration Statement on Form F-6 (File No. 333-216048), filed on February 14, 2017.
*	Filed herewith.

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SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

RANDGOLD RESOURCES LIMITED

By:	/s/ D. Mark Bristow
Name: D. Mark Bristow
Title: Chief Executive Officer
Date: March 29, 2018

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Exhibit Index

Exhibit No.	Exhibit
4.21	Appointment Letter, dated May 2, 2017, between Randgold Resources Limited and Christopher Coleman.

4.22	Appointment Letter, dated May 2, 2017, between Randgold Resources Limited and Andrew Quinn.

4.23	Appointment Letter, dated May 2, 2017, between Randgold Resources Limited and Jeanine Mabunda Lioko.

4.24	Appointment Letter, dated May 2, 2017, between Randgold Resources Limited and Jemal-ud-din Kassum.

4.25	Appointment Letter, dated May 2, 2017, between Randgold Resources Limited and Safiatou Francoise Ba-N’Daw.

4.26	Appointment Letter, dated May 2, 2017, between Randgold Resources Limited and Olivia Kirtley.

4.27	Deed of Indemnity, dated May 2, 2017, between Randgold Resources Limited and Christopher Coleman.

4.28	Deed of Indemnity, dated May 2, 2017, between Randgold Resources Limited and Andrew Quinn.

4.29	Deed of Indemnity, dated May 2, 2017, between Randgold Resources Limited and Jeanine Mabunda Lioko.

4.30	Deed of Indemnity, dated May 2, 2017, between Randgold Resources Limited and Jemal-ud-din Kassum.

4.31	Deed of Indemnity, dated May 2, 2017, between Randgold Resources Limited and Safiatou Ba-N’Daw.

4.32	Deed of Indemnity, dated May 2, 2017, between Randgold Resources Limited and Olivia Kirtley.

4.33	Deed of Indemnity, dated August 4, 2017, between Randgold Resources Limited and Dennis Mark Bristow.

4.34	Deed of Indemnity, dated August 4, 2017, between Randgold Resources Limited and Graham P. Shuttleworth.

4.46	Facility Agreement dated December 14, 2017 among Randgold Resources Limited., Citibank, N.A. London Branch, HSBC Securities (USA) Inc., HSBC Bank PLC and other financial institutions.

8.1	List of Subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of BDO LLP, independent registered public accounting firm.

15.2	Consent of BDO LLP, independent registered public accounting firm.

15.3	Consent of Andrew Fox.

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Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Randgold Resources Limited

Jersey, Channel Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Randgold Resources Limited (the “Company”) and subsidiaries as of December 31, 2017 and 2016, the related consolidated statement of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated March 29, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2007.

/s/ BDO LLP

BDO LLP

London

March 29, 2018

F- 1

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the years ended December 31, 2017, 2016 and 2015

$000	Note	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
Revenue
Gold sales on spot		1,280,217	1,200,777	1,001,420
Total revenue		1,280,217	1,200,777	1,001,420
Share of profits of equity accounted joint ventures	10	11,950	17,299	77,303
Other income	20	14,928	5,960	15,616
Total income		1,307,095	1,224,036	1,094,339
Cost and expenses
Mining and processing costs	20	707,839	710,245	726,797
Royalties		65,663	62,377	51,673
Exploration and corporate expenditure	21	47,785	41,202	45,067
Other expenses	20	7,865	5,967	5,725
Total costs		829,152	819,791	829,262
Finance income	22	6,018	1,553	112
Finance costs	22	(3,107)	(3,193)	(4,411)
Finance income/(costs) – net	22	2,911	(1,640)	(4,299)
Profit before income tax		480,854	402,605	260,778
Income tax expense	4	(145,807)	(108,384)	(48,003)
Profit for the period		335,047	294,221	212,775
Other comprehensive expense
Gain/(loss) on available-for-sale financial assets		-	1,600	(561)
Share of equity accounted joint ventures other comprehensive (expense)/income	10	(17)	6	1,572
Total other comprehensive (expense)/income		(17)	1,606	1,011
Total comprehensive income		335,030	295,827	213,786
Profit attributable to:
Owners of the parent		278,017	247,474	188,677
Non-controlling interests		57,030	46,747	24,098
		335,047	294,221	212,775
Total comprehensive income attributable to:
Owners of the parent		278,000	249,080	189,688
Non-controlling interests		57,030	46,747	24,098
		335,030	295,827	213,786
Basic earnings per share ($)	6	2.96	2.64	2.03
Diluted earnings per share ($)	6	2.92	2.61	2.01
Average shares in issue (000)		94,055	93,644	93,094

The accompanying notes are an integral part of these consolidated financial statements.

F- 2

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at December 31, 2017 and 2016

$000	Note	Dec 31, 2017	Dec 31, 2016
Assets
Non-current assets
Property, plant and equipment	9	1,577,284	1,560,860
Trade and other receivables	7	55,052	-
Long term ore stockpiles	8	159,534	164,706
Investment in equity accounted joint ventures	10	1,440,610	1,414,211
Other investments in joint ventures	10	50,109	34,423
Total investments in joint ventures	10	1,490,719	1,448,634
Total non-current assets		3,282,589	3,174,200
Current assets
Inventories and ore stockpiles	8	116,797	119,027
Trade and other receivables	7	184,275	231,430
Cash and cash equivalents		719,808	516,301
Total current assets		1,020,880	866,758
Total assets		4,303,469	4,040,958
Equity and liabilities
Share capital	5	4,707	4,690
Share premium	5	1,563,361	1,537,326
Retained earnings		2,077,513	1,893,542
Other reserves		60,774	63,141
Equity attributable to owners of the parent		3,706,355	3,498,699
Non-controlling interests		285,914	253,258
Total equity		3,992,269	3,751,957
Non-current liabilities
Loans from minority shareholders		2,765	2,765
Deferred tax	11	52,781	42,386
Provision for rehabilitation	13	55,738	55,455
Total non-current liabilities		111,284	100,606
Current liabilities
Trade and other payables	12	149,288	127,377
Current tax payable		50,628	61,018
Total current liabilities		199,916	188,395
Total equity and liabilities		4,303,469	4,040,958

The accompanying notes are an integral part of these consolidated financial statements.

F- 3

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

for the years ended December 31, 2017, 2016 and 2015

	Number of ordinary shares	Share capital $000	Share premium $000	Other reserves $000	Retained earnings $000	Total equity attributable to owners of parent $000	Non- controlling interests $000	Total equity $000
Balance - December 31, 2014	92,674,085	4,634	1,450,984	67,254	1,575,218	3,098,090	204,864	3,302,954
Share of other comprehensive income of joint ventures	-	-	-	1,572	-	1,572	-	1,572
Fair value movement on available-for-sale financial assets	-	-	-	(561)	-	(561)	-	(561)
Total other comprehensive expense	-	-	-	1,011	-	1,011	-	1,011
Net profit for the period	-	-	-	-	188,677	188,677	24,098	212,775
Total comprehensive income/for the period	-	-	-	1,011	188,677	189,688	24,098	213,786
Share-based payments	-	-	-	21,915	-	21,915	-	21,915
Share options exercised	12,000	1	288	-	-	289	-	289
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	77	(77)	-	-	-	-
Shares vested[2]	296,200	15	25,300	(23,098)	-	2,217	-	2,217
Dividend relating to 2014	250,635	12	17,132	-	(55,744)	(38,600)	-	(38,600)
Non-controlling interest share of Gounkoto dividend	-	-	-	-	-	-	(10,256)	(10,256)
Balance - December 31, 2015	93,232,920	4,662	1,493,781	67,005	1,708,151	3,273,599	218,706	3,492,305
Share of other comprehensive income of joint ventures[1]	-	-	-	6	-	6	-	6
Fair value movement on available-for-sale financial assets[1]	-	-	-	1,600	-	1,600	-	1,600
Total other comprehensive income	-	-	-	1,606	-	1,606	-	1,606
Net profit for the period	-	-	-	-	247,474	247,474	46,747	294,221
Total comprehensive income for the period	-	-	-	1,606	247,474	249,080	46,747	295,827
Share-based payments	-	-	-	22,545	-	22,545	-	22,545
Share options exercised	109,413	5	3,228	-	-	3,233	-	3,233
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	1,052	(1,052)	-	-	-	-
Shares vested[2]	358,329	18	29,656	(26,963)	-	2,711	-	2,711
Dividend relating to 2015	103,090	5	9,609	-	(61,705)	(52,091)	-	(52,091)
Non-controlling interest share of Gounkoto and Tongon dividend	-	-	-	-	-	-	(11,855)	(11,855)
Purchase of additional share in Tongon	-	-	-	-	(378)	(378)	(340)	(718)
Balance - December 31, 2016	93,803,752	4,690	1,537,326	63,141	1,893,542	3,498,699	253,258	3,751,957
Share of other comprehensive expense of joint ventures[1]	-	-	-	(17)	-	(17)	-	(17)
Other comprehensive expense	-	-	-	(17)	-	(17)	-	(17)
Net profit for the period	-	-	-	-	278,017	278,017	57,030	335,047
Total comprehensive (expense)/income for the period	-	-	-	(17)	278,017	278,000	57,030	335,030
Share-based payments	-	-	-	21,779	-	21,779	-	21,779
Share options exercised	10,306	1	276	-	-	277	-	277
Reserves transfer on exercise of options previously expensed under IFRS 2	-	-	72	(72)	-	-	-	-
Shares vested[2]	310,814	16	25,687	(24,057)	-	1,646	-	1,646
Dividend relating to 2016	-	-	-	-	(94,046)	(94,046)	-	(94,046)
Non-controlling interest share of Gounkoto and Tongon dividend	-	-	-	-	-	-	(24 374)	(24,374)
Balance – December 31, 2017	94,124,872	4,707	1,563,361	60,774	2,077,513	3,706,355	285,914	3,992,269

1             Other reserves include the cumulative charge recognized under IFRS 2 in respect of share option schemes (net of amounts transferred to share capital and share premium) as well as the foreign currency translation reserve and the movements in available-for-sale financial assets.

2             Restricted shares were issued as remuneration to executive directors and senior management. Shares were also issued to executive directors following approval of their annual bonuses and to non-executive directors as fees. The transfer between ‘other reserves’ and ‘share premium’ in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

F- 4

Share capital

The share capital comprises the issued ordinary shares of the company at par.

Share premium

The share premium comprises the excess value recognized from the issue of ordinary shares for consideration above par and amounts transferred from other reserves on the exercise of share options and vesting of share awards.

Retained earnings

Retained earnings comprise the group’s cumulative accounting profits and losses since inception less dividends.

Other reserves

Other reserves comprise the cumulative charge recognized under IFRS 2 in respect of share-based payment awards (net of amounts transferred to share capital and share premium), the foreign currency translation reserve as well as cumulative fair value movements in available-for-sale financial assets. At December 31, 2017, the balance of the share-based payment reserve amounted to $59.4 million (2016: $61.7 million) (2015: $67.2 million). The foreign currency translation reserve was $1.4 million at December 31, 2017 (2016: $1.4 million) (2015: $1.4 million). The cumulative net gain in available for sale financial assets amounted to $nil million at December 31, 2017 (2016: $nil million) (2015: cumulative net loss of $1.6 million).

Non-controlling interests

Non-controlling interests comprise the non-controlling interests’ share of cumulative profits and losses in the group, less their share of dividends paid.

The accompanying notes are an integral part of these consolidated financial statements.

F- 5

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2017, 2016 and 2015

$000	Note	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Cash flow from operating activities
Profit for the period		335,047	294,221	212,775
Income tax expense	4	145,807	108,384	48,003
Profit before income tax		480,854	402,605	260,778
Share of profits of equity accounted joint ventures	10	(11,950)	(17,299)	(77,303)
Net finance (income)/cost		(4,297)	570	2,902
Unwind of discount on provisions for environmental rehabilitation	14	1,386	1,070	1,397
Depreciation and amortization	9	182,900	175,343	150,902
Share-based payments	15	21,993	23,891	22,943
Non-cash adjustment on royalties		28,101	31,276	36,855
Loss on sale of available-for-sale financial assets		-	524	-
		698,987	617,980	398,474
Effects of changes in operating working capital items
Receivables		(44,417)	(53,319)	(22,399)
Inventories and ore stockpiles		7,402	14,577	6,220
Trade and other payables		29,374	(14,206)	28,137
Cash generated from operations before interest and tax		691,346	565,032	410,432
Interest received		6,018	1,553	112
Interest paid		(1,721)	(2,123)	(3,014)
Dividends received from equity accounted joint ventures		4,000	26,000	45,272
Income tax paid		(151,845)	(69,235)	(55,820)
Net cash generated by operating activities		547,798	521,227	396,982

Additions to property, plant and equipment		(195,979)	(170,783)	(216,038)
Sale of available-for-sale financial assets		-	1,982	-
Funds invested in equity accounted joint ventures		(30,915)	-	(2,829)
Loans repaid by equity accounted joint ventures		746	11,934	1,072
Acquisition of additional interest in Tongon		-	(718)	-
Net cash used in investing activities		(226,148)	(157,585)	(217,795)

Proceeds from issue of ordinary shares		277	3,233	289
Dividends paid to company’s shareholders		(94,046)	(52,091)	(38,600)
Dividends paid to non-controlling interests		(24,374)	(11,855)	(10,256)
Net cash used by financing activities		(118,143)	(60,713)	(48,567)
Net increase in cash and equivalents		203,507	302,929	130,620
Cash and equivalents at beginning of year		516,301	213,372	82,752
Cash and cash equivalents at end of year		719,808	516,301	213,372

The effective interest rate on cash and cash equivalents was 0.9029% (2016: 0.54%) (2015: 0.10%). These funds have an average maturity of less than 90 days.

The accompanying notes are an integral part of these consolidated financial statements.

F- 6

Notes to the consolidated financial statements

for the years ending December 31, 2017, 2016 and 2015

1.	Nature of operations

Randgold Resources Limited (the company) and its subsidiaries together with its joint ventures (the group) carry out exploration and gold mining activities. The group currently has five operating mines. There are three operating mines in Mali, West Africa: the Morila gold mine (equity accounted joint venture), which started production in October 2000, the Loulo gold mine (subsidiary), which commenced production in November 2005 and the Gounkoto gold mine (subsidiary), which began production in June 2011. The Morila gold mine is nearing the end of its life and fed tailings storage facility (TSF) material, as well as Domba satellite ore during the year. The group also operates a fourth gold mine in Côte d’Ivoire, Tongon (subsidiary), which started production in December 2010 and a fifth in the Democratic Republic of Congo (DRC), Kibali (equity accounted joint venture) which started production in October 2013. Randgold is the operator of all of its mines.

The interests of the group in its operating mines are held through Société des Mines de Morila SA (Morila) which owns the Morila mine, Société des Mines de Loulo SA (Loulo) which owns the Loulo mine, Société des Mines de Tongon SA (Tongon) which owns the Tongon mine, Société des Mines de Gounkoto SA (Gounkoto) which owns the Gounkoto mine and Kibali Goldmines SA (Kibali), which owns the Kibali mine. Randgold holds an effective 40% interest in Morila in conjunction with AngloGold Ashanti Limited (AngloGold Ashanti) (40%) and the State of Mali (20%). Management of Morila Limited, the 80% shareholder of Morila, is effected through a joint venture committee, with Randgold and AngloGold Ashanti each appointing one-half of the members of the committee. The group also holds an effective 45% interest in the Kibali gold mine (equity accounted joint venture) in the Democratic Republic of Congo (DRC) in conjunction with AngloGold Ashanti (45%) and Société Miniére de Kilo-Moto SA UNISARL (SOKIMO) (10%). Management of Kibali (Jersey) Limited, the effective 90% shareholder of Kibali, is effected through a joint venture committee, with Randgold and AngloGold Ashanti each appointing one-half of the members of the committee. Randgold holds an effective 80% interest in both Loulo and Gounkoto. The remaining 20% interest is held by the State of Mali. Randgold holds an effective 89.7% interest in Tongon. The remaining 10% is held by the State of Côte d’Ivoire while 0.3% is held by local Ivorian investors.

The group has a portfolio of exploration permits and projects, with various exploration programs, ranging from early stage exploration to technical and financial studies being undertaken. These are underway in the DRC, Mali, Senegal and Côte d’Ivoire.

2.	Significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The consolidated financial statements of Randgold Resources Limited and its subsidiaries and joint ventures have been prepared in accordance with International Financial Reporting Standards and Interpretations (collectively (IFRS)) issued by the International Accounting Standards Board (IASB) as adopted by the European Union and in accordance with Article 105 of the Companies (Jersey) Law of 1991.

The consolidated financial statements also comply with IFRS as issued by the IASB, as is required as a result of our listing on NASDAQ in the US. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the company’s accounting policies. The areas involving a high degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

After reviewing the group’s budget for the next financial year, and other longer term plans, the directors are satisfied, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements. The directors have no reason to believe that the group will not be a going concern for at least the next 12 months based on forecasts and available cash resources and available facilities.

The financial statements were approved and authorized for issue by the board of directors on March 29, 2018.

New standards and interpretations applied

The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to January 1, 2017 which have been adopted by the group for the first time this year. These have not had a material impact.

Effective period commencing on or after
IAS 12	Recognition of deferred tax assets for unrealized losses (Amendments to IAS12)	January 1, 2017
IAS 7	Disclosure Initiative: Amendments to IAS 7	January 1, 2017
	Annual Improvements to IFRSs (2014 – 2016 Cycle)	January 1, 2017

F- 7

Standards effective in future period

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the group’s activities and are mandatory for the group’s accounting periods beginning after January 1, 2018 or later periods and which the group has decided not to adopt early. These include:

Effective period commencing on or after
IFRS 9	Financial instruments	January 1, 2018
IFRS 15	Revenue from contracts with customers	January 1, 2018
IFRS 16	Leases	January 1, 2019
IFRS 17	Insurance contracts	January 1, 2021
IFRS 2	Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)	January 1, 2018
IFRIC 22	IFRIC 22 Foreign Currency Transactions and Advance Consideration	January 1, 2018
IFRIC 23	IFRIC 23 Uncertainty over Income Tax Treatments	January 1, 2019
IAS 28	Amendments to IAS 28: Long-term interests in Associates and Joint Ventures	January 1, 2019
	Annual Improvements to IFRSs (2015-2017 Cycle)	January 1, 2019

IFRS 15 is intended to introduce a single framework for revenue recognition and clarify principles of revenue recognition. This standard modifies the determination of when to recognize revenue and how much revenue to recognize. The core principle is that an entity recognizes revenue to depict the transfer of promised goods and services to the customer of an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Management have completed an assessment of an existing gold sale contract and, based on the analysis performed, do not anticipate any material impact to the recognition of revenue upon adoption of this standard based on the existing arrangements at their operations given the commonality across its contracts.

IFRS 16 introduces a single lease accounting model. This standard requires lessees to account for all leases under a single on-balance sheet model. Under the new standard, a lessee is required to recognize all lease assets and liabilities on the balance sheet; recognize amortization of leased assets and interest on lease liabilities over the lease term; and separately present the principal amount of cash paid and interest in the cash flow statement. The requirements of IFRS 16 extend to certain service contracts, such as mining contractors in which the contractor provides services and the use of assets, which may impact the group. Accordingly, the group has initiated a review of relevant contracts to complete an impact assessment.

IFRS 9 ‘Financial instruments’ addresses the classification and measurement of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (OCI) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI. There is now a new expected credit loss model that replaces the incurred loss impairment model used in IAS 39 and will apply to loans to joint ventures although the impact is not expected to be material. It is noted that TVA receivables are outside the scope of this standard. For financial liabilities there were no changes to classification and measurement except for the recognition of changes in credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39.

Consolidation

The consolidated financial information includes the financial statements of the company, its subsidiaries and the company’s equity accounted joint ventures using uniform accounting policies for similar transactions and other events in similar circumstances.

Subsidiaries

Subsidiaries are entities over which the group has power, exposure, or rights, to variable returns from its involvement and the ability to use its power over the investee to affect the amount of the group's returns; generally accompanying an interest of more than one-half of the voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition costs are expensed. Identifiable assets acquired (including mineral property interests or other identifiable intangible assets) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of comprehensive income.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

F- 8

Joint ventures

The group holds interests in a number of joint ventures. In a joint venture the parties that have joint control of the arrangement (the joint venturers) have a right to the net assets of the arrangement. This right is accounted for in the consolidated financial statements using the equity method. Joint control is considered to exist when there is contractual joint control; control being the power to govern the financial and operating policies of an entity so as to obtain benefits from the activities and the ability to use its power over the investee to affect the amounts of the group’s returns by the joint venturers.

Acquisitions

Except for initial recognition under IFRS 11 transition rules, further investments in additional joint venture companies are initially recognized at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Goodwill on joint ventures represents the excess of the cost of acquisition of the joint venture over the group’s share of the fair value of the identifiable net assets of the joint venture and is included in the carrying amount of the investments.

Joint ventures are accounted for using the equity method of accounting. In applying the equity method of accounting, the group’s share of its joint ventures’ post-acquisition profits or losses are recognized in profit or loss and its share of post-acquisition other comprehensive income is recognized in other comprehensive income. These post-acquisition movements and distributions received from the joint venture companies are adjusted against the carrying amount of the investments. When the group’s share of losses in a joint venture company equals or exceeds its interest in the joint venture company, including any other unsecured non-current receivables, the group does not recognize further losses, unless it has obligations to make or has made payments on behalf of the joint venture company. Unrealized gains on transactions between the group and its joint venture companies are eliminated to the extent of the group’s interest in the joint venture companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Any trading receivables and payables with joint venture companies are classified within trade and other receivables and payables. The accounting policies of joint venture companies have been changed where necessary to ensure consistency with the accounting policies adopted by the group.

Dividends received are classified as operating cash flows in the consolidated cash flow statement.

Investments in subsidiaries and joint ventures

Investment in subsidiaries and joint ventures are stated at cost less any provisions for impairment in the individual financial statements of the company. Dividends are accounted for when the company becomes entitled to receive them. On the disposal of an investment, the difference between the net disposal proceeds and the carrying amount is charged or credited to the statement of comprehensive income.

Segmental reporting

An operating segment is a group of assets and operations engaged in performing mining or advanced exploration that are subject to risks and returns that are different from those of other segments. Other parts of the business are aggregated and treated as part of a ‘corporate and exploration’ segment. The group provides segmental information using the same categories of information the group’s chief operating decision maker utilizes. The group’s chief operating decision maker is considered by management to be the board of directors.

The group has only one business segment, that of gold mining. Segment analysis is based on individual mining operations and exploration projects that have a significant amount of capitalized expenditure or other fixed assets.

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars, which is also the functional currency of the company and its significant subsidiaries and joint ventures.

Transactions and balances

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive income in other income and other expenses.

Property, plant and equipment

Long-lived assets and mine development costs

Long-lived assets including development costs and mine plant facilities (such as processing plants, tailings facilities, raw water dams and power stations) are initially recorded at cost. Development of orebodies includes the development costs of shaft systems and waste rock removal that allows access to reserves that are economically recoverable in the future. Costs associated with underground development are capitalized when the works provide access to the orebody, whereas costs associated with ore extraction from operating orebody sections are treated as operating costs. Where relevant the estimated cost of dismantling the asset and remediating the site is included in the cost of property, plant and equipment, subsequently they are measured at cost less accumulated amortization and impairment.

Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity.

F- 9

Costs are capitalized during the construction of a new mine until commercial levels of production are achieved (refer to ‘Commercial production’ below), after which the relevant costs are depreciated. Costs are capitalized provided that the project is considered to be commercially, technically and economically viable. Such viability is deemed to be achieved when the group is confident that the project will provide a satisfactory return relative to its perceived risks and is sufficiently certain of economic production. Costs which are necessarily incurred while commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalized under ‘Long-lived assets and mine development costs’.

Development costs incurred after the commencement of production are capitalized to the extent they are expected to give rise to a future economic benefit.

Commercial production

The group assesses the stage of each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined by the unique nature of each mine construction project and include factors such as the complexity of a plant and its location. The group considers various relevant criteria to assess when the mine construction project is substantially complete and ready for its intended use and moves into the production stage. Some of the criteria would include but are not limited to the following:

• The level of capital expenditure compared to construction cost estimates;

• Completion of a reasonable period of testing of the mine plant and equipment;

• The ability to produce gold in saleable form; and

• The ability to sustain commercial levels of gold production.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and subsequent costs are either regarded as inventory or expensed, except for capitalizable costs related to subsequent mining asset additions or improvements, open cast stripping, underground mine development or ore reserve development.

The commissioning of an underground mine typically occurs in phases, with sections brought into production while deeper levels remain under construction. The shared infrastructures, such as declines of shafts, are assessed to determine whether they contribute to the production areas. Where they contribute to production, the attributable costs are transferred to production assets and start to be depreciated. The costs transferred comprise costs directly attributable to producing zones or, where applicable, estimates of the portion of shared infrastructure that are attributed to the producing zones.

Development expenditure approval

Development activities commence after project sanctioning by the appropriate level of management. Judgment is applied by management in determining when a project has reached a stage at which economically recoverable reserves exist such that development may be sanctioned. In exercising this judgment, management is required to make certain estimates and assumptions similar to those described below for capitalized exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available.

Stripping costs

In surface mining operations, the group may find it necessary to remove waste materials to gain access to mineral ore deposits prior to and after production commences. This waste removal activity is known as ‘stripping’. Prior to production commencing from a pit, stripping costs are measured internally and capitalized until the point where the overburden has been removed and access to the ore commences. Subsequent to production, waste stripping continues, either as part of ore extraction as a run of mine activity or due to strategic decisions such as pit push-back campaigns. There are two benefits accruing to the group from stripping activity during the production phase: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. Economic ore extracted during this period and subsequently is accounted for as inventory. The production stripping costs relating to improved access to further quantities in future periods are capitalized as a stripping activity asset, if and only if, all of the following are met:

• It is probable that the future economic benefit (improved access to the orebody) associated with the stripping activity will flow to the group;

• The group can identify the component of the orebody for which access has been improved; and

• The costs relating to the stripping activity associated with that component or components can be measured reliably.

In determining the relevant component of the orebody for which access is improved, the group componentizes each of its mines into geographically distinct orebody sections or phases to which the stripping activities being undertaken within that component are allocated. Such phases are determined based on assessment of factors such as geology and mine planning.

Once determined that any portion of the production stripping costs should be capitalized, the group typically uses the average stripping ratio of the component or phase of the mine to which the production stripping cost related to determine the amount of the production stripping costs that should be capitalized, unless the direct costs of stripping activity can be separately identified in which case such costs are capitalized.

The group depreciates the deferred costs capitalized as stripping assets on a unit of production method, with reference to the ex-pit ore treated from the relevant orebody component or phase.

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Short-lived assets

Short-lived assets including non-mining assets are shown at cost less accumulated depreciation and impairment.

Depreciation and amortization

Long-lived assets include mining properties, such as metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs and are depreciated on a unit of production basis.

Depreciation and amortization are charged over the life of the mine (or over the remaining useful life of the asset, if shorter) based on estimated ore tonnes contained in proven and probable reserves to be extracted using the relevant asset. As an example, underground assets are depreciated over underground proven and probable reserves and tonnes milled from those orebodies. No future capital expenditure is included in the depreciable value. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Only proven and probable reserves are used in the tonnes milled units of production depreciation calculation. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortization charges.

Depreciation of construction and development costs for new mines commences when commercial production is achieved, as detailed above. Underground development costs that are attributable to the commissioned sections of an underground mine are depreciated from the date the development provides access to operational areas and ore extraction begins from those areas. Other assets under construction, such as plant improvement projects, are depreciated from the date they are commissioned, based on assessment by the group’s engineers.

Short-lived assets which include motor vehicles, office equipment and computer equipment are depreciated over estimated useful lives of between two to five years but limited to the remaining mine life. Residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation starts when the assets are ready and available for use.

Impairment

The carrying amount of the property, plant and equipment and investments in joint ventures of the group is compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and the fair value less cost to sell. In assessing the value in use, the expected future cash flows from the assets is determined by applying a discount rate to the anticipated risk adjusted future cash flows. The discount rate used is the group’s weighted average cost of capital adjusted for asset specific factors when applicable. An impairment is recognized in the income statement to the extent that the carrying amount exceeds the assets’ recoverable amount. Only proven and probable reserves are used in the calculations and the models use the approved mine plans and exclude capital expenditure which enhance the assets or extractable ore tonnes outside of such approved mine plans. The revised asset carrying amounts are depreciated in line with group accounting policies. Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units) for purposes of assessing impairment. The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of property, plant and equipment and investments in joint ventures.

A previously recognized impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognized in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior years.

Inventories

Inventories include ore stockpiles, gold in process and dóre supplies, stores and materials, and are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs.

Cost of ore stockpiles include costs incurred up to the point of stockpiling, such as mining and grade control costs, but exclude future costs of production. Ore extracted is allocated to stockpiles based on estimated grade, with grades below defined cut-off levels treated as waste and expensed. While held in physically separate stockpiles, the group blends the ore from each stockpile at an individual mine when feeding the processing plant to achieve the resultant gold content. In such circumstances, lower and higher grade ore stockpiles each represent a raw material, used in conjunction with each other, to deliver overall gold production, as supported by the relevant feed plan.

Morila’s full grade ore stockpile was depleted in 2015. At Loulo, full grade open pit stockpile material is above 3.0g/t for Loulo and marginal ore 1.58g/t for Gara, while Yalea is above 0.7g/t.  No Yalea or Gara underground material is on the stockpile since all ore mined is fed.  At Gounkoto, the full grade ore stockpile is above 2.58 g/t and marginal ore above 1.09g/t.  Tongon’s full grade ore stockpile is above 1.34g/t and marginal ore above 0.79g/t, while Kibali’s high and medium grade ore stockpile is above 1.53g/t with a marginal ore cut-off grade of 0.99g/t.

The processing of ore in stockpiles occurs in accordance with the Life of Mine (LoM) processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design. Ore tonnes contained in the stockpile which exceed the annual tonnes to be milled as per the mine plan in the following year, are classified as non-current in the statement of financial position.

The net realizable value of ore stockpiles is determined with reference to estimated contained gold and market gold prices applicable. Ore stockpiles which are blended together or with future ore mined when fed to the plant are assessed as an input to the gold production process to ensure the combined stockpiles are carried at the lower of cost and net realizable value. Ore stockpiles which are not blended in production are assessed separately to ensure they are carried at the lower of cost and net realizable value, although no such stockpiles are currently held.

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Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and directly attributable mine general and administration costs but exclude transport costs, refining costs and royalties. Net realizable value is determined with reference to estimated contained gold and market gold prices.

Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow moving items. Consumable stock for which the group has substantially all the risks and rewards of ownership are brought onto the statement of financial position as current assets.

Interest/borrowing costs

Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing costs are expensed as incurred except to the extent that it relates directly to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalized as part of property, plant and equipment. Borrowing costs are capitalized as part of the cost of the asset where it is probable that the asset will result in economic benefit and where the borrowing cost can be measured reliably. No interest or borrowing costs have been capitalized during the year or during the prior year.

Royalties

Royalty arrangements based on mineral production are in place at each operating mine. The primary type of royalty is a net smelter return royalty. Under this type of royalty, the group pays the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less selling costs. A royalty expense is recorded when revenue from the sale of gold is recognized.

Financial instruments

Financial instruments are measured as set out below. Financial instruments carried on the consolidated statement of financial position include cash and cash equivalents, trade and other receivables, trade and other payables, available for sale financial assets, loans to and from subsidiaries and joint ventures and loans to minorities.

Cash and cash equivalents

Cash and cash equivalents are carried in the consolidated statement of financial position at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short term highly liquid investments with a maturity of three months or less at the date of purchase and bank overdrafts. In the consolidated statement of financial position, bank overdrafts are included in borrowings in current liabilities.

Trade and other receivables

Trade and other receivables are recognized initially at fair value. There is a rebuttable presumption that the transaction price is fair value unless this could be refuted by reference to market indicators. Subsequently, trade and other receivables are measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable may be impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognized in mining and processing costs in the consolidated statement of comprehensive income.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Available-for-sale financial assets are designated on acquisition. They are normally included in current assets and are carried at fair value. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is recognized in the consolidated statement of comprehensive income within other expenses, other movements in fair value are recognized in other reserves within equity.

Borrowings (including bank borrowings when applicable, loans from subsidiaries, joint ventures and minorities)

Borrowings are recognized initially at fair value, which equates to the proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of comprehensive income over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

Trade and other payables

Accounts payable and other short term monetary liabilities, are initially recognized at fair value, which equates to the transaction price, and subsequently carried at amortized cost using the effective interest method.

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Rehabilitation costs

The net present value of estimated future rehabilitation costs is provided for in the consolidated financial statements and capitalized within property, plant and equipment on initial recognition. Rehabilitation will generally occur on closure or after closure of a mine. Initial recognition is at the time of the construction or disturbance occurring and thereafter as and when additional construction or disturbances take place. The estimates are reviewed annually to take into account the effects of inflation and changes in estimated risk adjusted rehabilitation works cost and are discounted using rates that reflect the time value of money. Annual increases in the provision due to the unwinding of the discount are recognized in the consolidated statement of comprehensive income as a finance cost. The present value of additional disturbances and changes in the estimate of the rehabilitation liability are recorded to mining assets against an increase/decrease in the rehabilitation provision. The rehabilitation asset is amortized on a unit of production basis. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred. Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

Provisions

Provisions are recognized when the group has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

Current tax

Current tax is the tax expected to be payable on the taxable income for the year calculated using rates (and laws) that have been enacted or substantively enacted by the consolidated statement of financial position date. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.

Taxation paid in the consolidated statement of cash flows relates to corporate tax liability payments. In Mali, the State is not reimbursing value added tax (TVA) due to the group as required under the legally binding mining convention. Morila, Loulo and Gounkoto each have an existing legal right under their respective establishment conventions to offset the TVA against corporate tax as it falls due. As a result, payments made under the TVA taxation system are being made in the knowledge that such payments first represent payments on account for corporate tax. The group records such payments as 'taxation paid' in the consolidated statement of cash flows as this is considered to present a more appropriate reflection of the group's corporate tax contribution by management. Once corporate tax liabilities are met, the remaining payments under the TVA system represent normal recoverable TVA and are not reflected in the consolidated statement of cash flows as 'taxation paid'.

Deferred taxation

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss, it is not recognized. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the temporary differences reverses. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax is provided on temporary differences arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Accounting for Gounkoto non-controlling interest priority dividends

Under the statutory requirements of the 1999 Malian Mining Code (the ‘Code’), the State of Mali is entitled to advanced payment of dividends. The advanced payment entitlement is calculated based on 10% of profits after certain deductions. The advanced dividends paid are deducted from the ordinary dividends that the government receives under its 20% equity interest in Gounkoto. Given the statute, a liability is recognized at each balance sheet date based on 10% of the accrued profit measure. The liability is extinguished upon the subsequent payment of the advanced dividend. An ‘other receivables’ asset is recorded as the advanced dividend automatically entitles Gounkoto to reduce future cash flows paid to the State of Mali and creates economic benefit. The carrying value of the asset is reviewed for impairment. Ordinary dividends are recorded as a reduction in non-controlling interest once declared.

Contingent liabilities

The group discloses contingent liabilities when possible obligations exist as a result of past events, unless the possible outflows of economic benefits are considered remote. By their nature, contingencies will often only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In certain circumstances, to provide transparency, the group voluntarily elects to disclose information regarding claims for which any outflow of economic benefit is considered remote.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

Employee benefits

Pension obligations

The group has defined contribution plans. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity. The group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. For defined contribution plans, the group pays contributions to publicly or privately administered provident funds on a mandatory, contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

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Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than 12 months after statement of financial position date are discounted to present value.

Profit-sharing and bonus plans

The group recognizes a liability and an expense for bonuses. The group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

Share-based payments

The fair value of the employee services received in exchange for the grant of options, restricted shares or participation in the group’s Co-Investment Plan is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or shares awards determined at the grant date:

• Including any market performance conditions (for example, the correlation used between the Euromoney Global Gold Index and the company TSR); and

• Excluding the impact of any service and non-market performance vesting conditions (for example, profitability, reserve growth targets and remaining an employee of the entity over a specified time period).

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable or the number of shares that the employee will ultimately receive. This estimate is revised at each statement of financial position date and the difference is charged or credited to the statement of comprehensive income, with a corresponding adjustment to equity. Market performance conditions are included in the fair value assumptions on the grant date with no subsequent adjustment. The proceeds received on exercise of the options net of any directly attributable transaction costs are credited to equity. When the options are exercised, the company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised. Transfers are made between other reserves and share premium when options are exercised and shares vest for the cumulative share based expense.

Leases

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset. Leases of plant and equipment where the group assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalized at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the consolidated statement of comprehensive income over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful lives of the assets, or over the lease term if shorter.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the consolidated statement of comprehensive income on a straight-line basis over the period of the lease.

Revenue recognition

The company enters into contracts for the sale of gold. Revenue arising from gold sales under these contracts is recognized when the price is determinable, the product has been delivered in accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are met when the gold leaves the mines’ smelt houses. As sales from gold contracts are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the group’s best estimate of the contained metal. Subsequent adjustments are recorded in revenue to take into account final assay and weight certificates from the refinery, if different from the initial certificates. The differences between the estimated and actual contained gold have historically not been significant.

Exploration and evaluation costs

The group expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realized, i.e. ‘probable’. While the criteria for concluding that an expenditure should be capitalized is always probable, the information that the directors use to make that determination depends on the level of exploration.

Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a suitable technical and financial study that demonstrates the viability of the project, after which the expenditure is capitalized as a mine development cost. The technical and financial study consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The technical and financial study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allows the directors to conclude that it is more likely than not that the group will obtain future economic benefit from the expenditures.

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Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed until such time as the directors have sufficient information to determine that future economic benefits are probable, after which the expenditure is capitalized as a mine development cost. The information required by directors is typically a final feasibility study; however, a suitable technical and financial study may be deemed to be sufficient where the additional work required to prepare a final feasibility study is not significant or the work done at technical and financial study level clearly demonstrates an economic asset. Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation equivalent to a technical and financial study. This economic evaluation is distinguished from a technical and financial study in that some of the information that would normally be determined from first principles is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allows the directors to conclude that more likely than not the group will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are capitalized within development costs.

Dividend distribution

Dividend distribution to the company’s shareholders is recognized as a liability in the group’s financial statements in the period in which the dividends are approved by the board of directors and declared to shareholders.

Earnings per share

Earnings per share are computed by dividing net income by the weighted average number of ordinary shares in issue during the year.

Diluted earnings per share

Diluted earnings per share are presented when the inclusion of potential ordinary shares has a dilutive effect on earnings per share.

3.	Key accounting estimates and judgments

Some of the accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates or determining the appropriate accounting treatment for a transaction.

By their nature, these judgments are subject to an inherent degree of uncertainty and are based on historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

TVA (value added tax)

Included in trade and other receivables are TVA receivables (note 7) of $114.4 million ($55.1 million as non-current) (2016: $89.4 million - all current) (2015: $96.5 million current and $6.4 million non-current) consisting primarily of recoverable TVA balances owing by the State of Mali. In Mali the TVA owing is being offset against other tax owing to the State, in accordance with the legal right of offset under the relevant establishment conventions.

Profit forecasts for Loulo and Gounkoto, using approved budgets and mine plans, supports recovery of the balance through such offsetting by 2019 (2016: 2017) (2015: 2017), although the recovery and timing is subject to estimates of factors such as gold price and production. The gold price is consistent with that used in the group’s impairment tests detailed below. Judgment was required in assessing the recoverability of these amounts and timing thereof. A discounting provision of $2.5 million (2016: $1.4 million) (2015: $2.9 million) has been recorded in respect of the TVA receivables. The group is continuing to engage with authorities in Mali to pursue the cash settlement of the outstanding TVA balances.

A further $70.2 million (before discounting provision) of TVA receivables (2016: $64.9 million) (2015: $61.8 million) (at 45% attributable share) is included in the underlying statement of financial position of the Kibali joint venture, while $7.0 million of TVA receivables (40% attributable share) (2016: $5.0 million) (2015: $6.3 million) is included in the underlying statement of financial position of Morila and are shown in the ‘Investment in joint ventures’ line in the consolidated statement of financial position.

The group continues to seek recovery of TVA in the DRC, in line with the Mining Code and the carrying value of the receivable has been assessed considering factors such as the level of receipts in the period and to date, relationships and communications with government officials and the tax authority and the limited quantum of disputed submissions. Judgment exists in assessing recovery of these receivables. While the TVA balance is considered collectible, uncertainty exists regarding the timing of receipt. Accordingly, the receivable has been discounted by $8.1 million (2016: $7.8 million) (2015: nil) (at 45% attributable share) which required estimates as to the timing of future receipts based on historical trends. A discount rate of 10% has been applied to the expected cash receipts and 2% applied to the amounts forecasted to be recovered through offsetting. A 1% change in the discount rate would increase the provision by $0.5 million (at 45% attributable share). A one year delay to recovery would increase the provision by $3.6 million (at 45% attributable share).

Malian tax disputes

The International Center for Settlement of Investment Disputes’ (ICSID) arbitration tribunal issued its final and binding award in 2016, resulting in Loulo being awarded $29.2 million in principal (together with an award for costs and interest) from the State of Mali, for monies found by the tribunal to have been wrongfully taken by the government through TVA credits. This amount was subsequently received during the third quarter of 2016. In addition, the arbitration ruled that TVA withholding tax on foreign suppliers was due to the State of Mali, although amounts due were also confirmed to be recoverable as TVA receivables by the award such that the TVA payable is matched by an equal TVA receivable. The arbitration however related to only a portion of the various tax claims which have been received by the group from the State of Mali in respect of its Mali operations. The outstanding claims in respect of its Mali operations totaled $200.5 million at the end of the year.

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Having taken professional advice, the group considers the material elements of the outstanding claims to be without merit or foundation and is strongly defending its position in relation to these claims and following the appropriate legal process. Accordingly, no provision has been made for the material claims and the likelihood of a material outflow of economic benefits in respect of such claims are considered improbable under IFRS. In forming this assessment, the Board have considered the professional advice received, the legally binding mining convention with the State of Mali, the findings of the previous ICSID arbitration tribunal and the facts and circumstances of each individual claim.

Loulo, Gounkoto and Morila have each legally binding establishment conventions which guarantee fiscal stability, govern the taxes applicable to the companies and allow for international arbitration in the event a dispute cannot be resolved in the country. Management continues to engage with the Malian authorities at the highest level to resolve these outstanding fiscal issues. During the third quarter of 2016, the group received payment demands for these disputed amounts, and while it was engaged with the authorities on these demands, its office in Bamako was closed by the authorities but subsequently reopened in October 2016. During October 2016, the group paid tax advances to the State of Mali in the amount of $25.0 million, to ensure that it could continue to engage with the Malian authorities to resolve the tax disputes, noting that any amounts which are legally not due will be refunded. These amounts are shown in trade and other receivables and judgment was applied in assessing the recoverability of the balance.

Recovery of deferred tax assets

Management have recognized a deferred tax asset of $43.2 million (at 100%) at Kibali (2016: $11.1 million deferred tax liability). The group has to apply judgment in determining the recoverable amount of deferred tax assets. Deferred tax assets are recognized to the extent that their utilization is probable, being based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future, against which the reversal of temporary differences can be deducted. The recoverability of the asset has been assessed considering factors such as the underlying assumptions in the life of mine plan, the operating performance of the mine and any restrictions under the DRC tax code.

The group considers the deferred tax assets to be recoverable owing to the latest life of mine plan which estimates the asset being utilized within three years. The gold price would have to fall below $1,040/oz before the tax losses are not utilized.

Carrying values of property, plant and equipment and joint venture investments

The group assesses at each reporting period whether there is any indication that these assets may be impaired. If such indication exists, the group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed approved mine plans and operating plans. Future cash flows are based on estimates of:

• The quantities of the proven and probable reserves being those for which there is a high degree of confidence in economic extraction;

• Future production levels;

• Future commodity prices, including oil forecast at $70/bbl (2016: $60/bbl) (2015: $60/bbl);

• Future cash cost of production and capital expenditure associated with extraction of the proven and probable reserves in the approved mine plan;

• Future gold prices – a gold price curve was used for the impairment calculations starting at a $1,250/oz gold price (2016: $1,200/oz) (2015: $1,150/oz) and increasing at an average of 2.5% per annum (2016: 2%) (2015: 1.5%). The gold price curve was determined after consideration of a range of forecast techniques and data sources;

• A discount rate equivalent to 8.2% pre-tax (2016: 8.2%) (2015: 7.9%); and

• An inflation rate of 2.5% (2016: 2%) (2015: 1.5%).

The impairment tests did not indicate impairment and head room existed at each mine. Given the significance of gold prices and the longevity of mine plans, the directors consider gold price and discount rate sensitivities to be relevant.

A reduction in forward gold prices in excess of 20.4% or an increase in the discount rate to 18.7% is required to give rise to an impairment at any of the mines with the greatest discount rate sensitivity being at Kibali.

However, having considered such scenarios, the directors remain satisfied that no impairment is appropriate. The models are considered suitably conservative with proven and probable reserves determined based on $1,000/oz gold price (2016: $1,000/oz) (2015: $1,000/oz) as shown below.

Capitalization and depreciation

There are several methods that could be adopted for calculating depreciation, i.e. the straight line method, the production method using ounces produced and the production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage. Refer to note 2 for the depreciation policy. Estimates are required regarding the allocation of assets to relevant proven and probable reserves in the unit of production calculations, with assessments involving the group’s mining, capital and geology departments. Proven and probable reserves are used in each depreciation calculation, which is considered to be a suitably conservative measure of the future ore extractable using existing assets. Expenditure incurred to date in underground infrastructure development considered to have been commissioned, is depreciated over the remaining proven and probable reserves of the underground mine, as the infrastructure provides access to the future mining areas.

The group applies judgment in allocating costs between operating and capital items in respect of underground mining and in determining the date depreciation commences. Costs are capitalized when the activity provides access to future ore bodies and are expensed as operating costs when the works involve extraction of ore from operational sections of the orebody. The nature of activity is assessed based on information provided by contractors, together with inspections by the group’s mining teams where contractor mining is used. The nature of activity is assessed by the group’s mining teams where owner mining applies. Direct labor, materials and other costs are specifically allocated based on the activity performed. Indirect costs that are attributable to underground works are allocated between capital and operating expenses based on factors such as development versus operating meters.

Specifically, judgment is required in determining the point at which assets under construction at Kibali began commercial production and should be depreciated. Depreciation start dates are determined considering the factors detailed in note 2 and during 2015 Kibali underground mine assets attributable to production started to be depreciated. The commissioning of the underground happens in phases and as the sections are brought into production the attributable costs are transferred and depreciated. Judgment was applied in identifying the costs considered attributable to this production. Additionally, given ongoing mine construction and development, judgment was required in allocating costs between operating costs, ore stockpiles and ongoing capital works. Costs have been allocated based on the underlying activity and economic benefits.

F- 16

Gold price assumptions

The following gold prices were used in the mineral reserves optimization calculations:

$/oz	2017	2016	2015
Morila	1,000	1,000	1,000
Loulo: open pit	1,000	1,000	1,000
Loulo: underground	1,000	1,000	1,000
Tongon	1,000	1,000	1,000
Kibali	1,000	1,000	1,000
Massawa	1,000	1,000	1,000
Gounkoto	1,000	1,000	1,000

Changes in the gold price used could result in changes in the mineral reserve optimization calculations which impact LoM plans. Mine modelling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions in respect of ore reserves.

Determination of ore reserves

The group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2012 (the 2012 JORC code). Reserves determined in this way are used in the calculation of depreciation and amortization, as well as the assessment of the carrying value of property, plant and equipment and joint ventures and timing of mine closure obligations. There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

Future rehabilitation obligations

The net present value of current rehabilitation estimates has been discounted to their present value at 2.5% per annum (2016: 2.5%) (2015: 2.25%) being the prevailing risk free interest rates. Expenditure is generally expected to be incurred at the end of the respective mine lives. The group undertakes regular assessments by external experts of its mine closure plans, together with assessments by internal staff in the intervening periods, to determine the required rehabilitation works, cost of works and timing of such works. Judgment is required in determining the appropriate costs, timing of costs, discount rates and inflation. For further information, including the carrying amounts of the liabilities, refer to note 13. A 1% change in the discount rate on the group’s rehabilitation estimates would result in an impact of $6.8 million (2016: $5.3 million) (2015: $5.3 million) on the provision for environmental rehabilitation, and an impact of $0.6 million (2016: $0.5 million) (2015: $0.6 million) on the consolidated statement of comprehensive income.

Stockpiles, gold in process and product inventories

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process and product inventories. Net realizable value tests are performed at least annually and represent the estimated future sales price of the product based on contained gold and metals prices, less estimated costs to complete production and bring the product to sale. Judgment is required in assessing whether stockpiles of different grades should be tested individually, or tested as inputs to the gold production process, as detailed in the group’s accounting policy. In the current year, the stockpiles were tested for each individual mine, reflecting the planned blended feed of such stockpiles to the mill on the basis that they are blended together and with future ore mined.

Stockpile quantities are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The forecast gold prices and cost escalators were those used in the impairment test detailed above. The net realizable value tests demonstrate significant headroom with no reasonable sensitivity indicating impairment.

Post production open cast mine stripping

The group capitalizes costs, associated with stripping activity, to expose the orebody, within mining assets (in note 9) with significant stripping costs capitalized in the year at Gounkoto in respect of the super pit project, together with stripping of pits at Kibali included within the equity accounted joint venture (in note 10). Judgment was required in determining the relevant section or phase of the orebody to which stripping activity relates, based on assessment of factors such as mine planning, project feasibility studies, geology of the open cast pits and strategic board decisions such as the pushback campaigns which requires judgment over the eligible costs. The group determined that the stripping activity for the Gounkoto super pit related to the enlarged open pit as a whole based on the improved access to the orebody, following consideration of all relevant facts and circumstances. The group determined that the stripping costs at Kibali are attributable to the individual satellite pits to which improved access was provided. The group subsequently depreciates relevant stripping assets as that section of the orebody is mined, which requires judgment as to the relevant section of the orebody for depreciation.

Exploration and evaluation expenditure

The group has to apply judgment in determining whether exploration and evaluation expenditure should be capitalized or expensed. Management exercises this judgment based on the results of economic evaluations, technical and financial studies or feasibility studies. Costs are capitalized where those studies conclude that more likely than not the group will obtain future economic benefit from the expenditures.

Share-based payments

Refer to note 14 for the key assumptions used in determining the value of share-based payments.

F- 17

4.	Income taxes

$000	Note	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Current taxation		135,412	101,546	41,972
Deferred taxation	11	10,395	6,838	6,031
		145,807	108,384	48,003
The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s operations.
Profit before tax		480,854	402,605	260,778
Tax calculated at effective tax rate of 30%		144,256	120,782	78,233
Difference in tax rates in overseas jurisdictions		(4,771)	(3,513)	-
Reconciling items:
• Income taxed at 0%		(17,499)	(17,002)	(8,483)
• Expenses deductible at 0%		12,864	10,947	7,528
Withholding tax adjustment on Tongon dividend		10,908	2,272	-
Côte d’Ivoire tax holiday permanent differences		-	-	(7,868)
Share of equity accounted joint venture profits		(3,585)	(5,190)	(23,191)
Other permanent differences		3,634	88	1,784
Taxation charge		145,807	108,384	48,003

The company is subject to an income tax rate in Jersey at 0%. Tongon benefited from a five year tax holiday in Côte d’Ivoire from the commencement of production in December 2010 until the tax exoneration period expired in December 2015 and as such Tongon paid tax for 2016 at a rate of 25%. The benefit of the tax holiday to the group was to increase its net profit by nil (2016: nil) (2015: $7.9 million). Accordingly, had the group not benefited from the tax holiday, earnings per share would have been reduced by $0 for the year ended December 31, 2017 (2016: nil) (2015: $0.09). Under Malian tax law, income tax is based on the greater of 30% of taxable income or 0.75% of gross revenue. Under Ivorian tax law, income tax is based on the greater of 25% of taxable income or 0.5% of gross revenue. The Loulo, Gounkoto and Tongon operations have no assessable capital expenditure carry forwards for assessable tax losses, at December 31, 2017, 2016 and 2015, respectively, for deduction against future mining income. The group’s share of profits from equity accounted joint ventures is stated net of $23.1 million credits (2016: $9.7 million credits) (2015: $11.0 million charges) for current and deferred tax entries, primarily in respect of Morila and Kibali.

5.	Share capital and premium

The total authorized number of ordinary shares is 120 million (2016: 120 million) (2015: 120 million) of $0.05 (2016: $0.05) (2015: $0.05). All issued shares are fully paid. The total number of issued shares at December 31, 2017 was 94,124,872 shares (2016: 93,803,752 shares) (2015: 93,232,920 shares). Refer to the consolidated statement of changes in equity above for more detail on the annual movement of the number of ordinary shares, share capital and share premium, including the movement arising from the issue of restricted shares, exercise of share options and vesting of share awards and the scrip dividends. Randgold’s board of directors has recommended an annual dividend for the period ended December 31, 2017 of $2.00 per share, up 100% on the previous year’s $1.00. The dividend will be paid in cash with no scrip alternative being made available and the resolution for the dividend has been submitted to shareholders for approval at the company’s annual general meeting scheduled for May 8, 2018.

F- 18

6.	Earnings and dividends per share

	Income (numerator) $000	Shares (denominator)	Per share amount $
For the year ended December 31, 2017
Basic earnings per share		93,803,752
Shares outstanding at January 1, 2017		251,010
Weighted number of shares issued	278,017	94,054,762	2.96
Income available to shareholders
Effective of dilutive securities
Share options		5,257
Restricted shares		1,074,144
Diluted earnings per share	278,017	95,134,163	2.92
For the year ended December 31, 2016
Basic earnings per share
Shares outstanding at January 1, 2016		93,232,920
Weighted number of shares issued		411,190
Income available to shareholders	247,474	93,644,110	2.64
Effective of dilutive securities
Share options		38,833
Restricted shares		1,110,899
Diluted earnings per share	247,474	94,793,842	2.61
For the year ended December 31, 2015
Basic earnings per share
Shares outstanding at January 1, 2015		92,674,085
Weighted number of shares issued		419,607
Income available to shareholders	188,677	93,093,692	2.03
Effective of dilutive securities
Share options		77,227
Restricted shares		922,884
Diluted earnings per share	188,677	94,093,803	2.01

Refer to note 14 for details on share options and share awards issued. $94.0 million ($1.00 per share) was paid as dividends in 2017 (2016: $61.7 million/$0.66 per share) (2015: $55.7 million/$0.60 per share) of which the total amount was paid in cash. On February 2, 2018, the board of directors proposed an annual dividend of $2.00 per share which, if approved, will result in an aggregate dividend payment of $188.2 million and is expected to be paid in May 2018. The proposed dividend in respect of 2017 is subject to shareholder approval at the annual general meeting to be held on May 8, 2018. The dividend will be paid in cash with no scrip alternative being made available.

298,238 restricted share awards were also antidilutive at December 31, 2017 (2016: 377,387) (2015: 470,212). The total number of potentially issuable shares at December 31, 2017 was 1,506,422 (2016: 1,655,138) (2015: 1,766,813).

7.	Trade and other receivables

$000	Note	Dec 31, 2017	Dec 31, 2016
Trade receivables		17,998	34,099
Advances to contractors		2,638	7,861
Taxation debtors	7.1	142,090	112,684
Prepayments and other receivables		68,999	67,712
Gounkoto advance dividend	7.2	7,602	9,074
Total		239,327	231,430
Less: current portion		(184,275)	(231,430)
Non-current portion	7.1	55,052	-

7.1 The taxation debtors primarily relate to indirect taxes owing to the group by the State of Mali, including TVA balances at Loulo of $91.9 million (2016: $61.6 million) and Gounkoto of $21.9 million (2016: $26.2 million). The taxation debtor also includes corporate tax prepayments at Loulo of $21.0 million (2016: $18.5 million) and Gounkoto of $7.3 million (2016: $6.4 million).

7.2 Refer to note 2 for details of the Gounkoto dividend.

F- 19

The classes within trade and other receivables do not contain impaired assets. The carrying values are considered to approximate fair values.

The credit quality of receivables that are not past due or impaired is considered high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The group does not hold any collateral as security although it has the legally binding right to offset TVA balances with other taxation payable in Mali, and exercises this right. Refer to note 17 for further information on the concentration of credit risk.

The terms of payment of trade receivables are less than seven days, advances to contractors 30 days.

8.	Inventories and ore stockpiles

$000	Dec 31, 2017	Dec 31, 2016
Consumable stores	100,992	100,530
Stockpiles	162,468	172,541
Gold in process	12,871	10,662
Total inventories and ore stockpiles	276,331	283,733
Less: current portion	(116,797)	(119,027)
Non-current portion	159,534	164,706

All inventory and ore stockpiles are stated at the lower of cost or net realizable value.

Non-current ore stockpiles reflect ore tonnes not planned to be processed within the next 12 months.

9.	Property, plant and equipment

$000	Dec 31, 2017	Dec 31, 2016
Mine properties, mine development costs and mine plant facilities and equipment cost
At the beginning of year	2,462,421	2,272,985
Additions	199,324	189,436
	2,661,745	2,462,421
Accumulated depreciation and amortization
At beginning of year	901,561	726,218
Charge for the year	182,900	175,343
	1,084,461	901,561
Net book value	1,577,284	1,560,860

Long-lived assets

Included in property, plant and equipment are long-lived assets which are amortized on a unit of production basis as detailed in note 2 and comprise the metallurgical plants, tailings and raw water dams, power plants and mine infrastructure and development costs. The net book value of these assets was $1,462.9 million at December 31, 2017 (2016: $1,553.5 million) (2015: $1,535.4 million).

Short-lived assets

Included in property, plant and equipment are short-lived assets which are amortized over their useful lives and are comprised of motor vehicles and other equipment. The net book value of these assets was $95.4 million at December 31, 2017 (2016: $6.0 million) (2015: $7.7 million).

Undeveloped property

Included in property, plant and equipment are undeveloped property costs of $1.2 million (2016: $1.4 million) (2015: $1.7 million).

F- 20

Post production stripping

Property, plant and equipment include capitalized stripping costs, related to the production phase of opencast mining. The net book value at December 31, 2017 was $17.8 million (2016: nil) (2015: $2.0 million).

Remaining maximum estimated useful lives by mine

	Dec 31, 2017	Dec 31, 2016
The remaining maximum estimated useful lives in respect of proven and probable reserves for each mine included above is as follows:
Loulo	15 years	12 years
Gounkoto	10 years	10 years
Tongon	4 years	4 years

10.	Investments and loans in subsidiaries and joint ventures

The joint venture agreements and structures for Kibali and Morila, together with the asset leasing joint ventures (KAS 1 Limited, RAL 1 Limited and RAL 2 Limited) provide the group with interests in the net assets of those companies, rather than interests in underlying assets and obligations. Accordingly, under IFRS 11, the group’s share of joint ventures has been accounted for using the equity method.

The following tables represent the group’s share of the assets and liabilities of the respective joint venture which are included in the consolidated balance sheet and statement of comprehensive income within the total investments in joint ventures, share of profits of equity accounted joint ventures and share of equity accounted joint ventures’ other comprehensive income.

Investment in joint ventures

The movements in total investments in joint ventures are as follows:

$000	Dec 31, 2017	Dec 31, 2016
Beginning of year
Investments in equity accounted joint ventures	1,414,211	1,427,316
Other investments in joint venture	34,423	45,940
Total investments in joint ventures	1,448,634	1,473,256
Funds invested in equity accounted joint ventures	30,898	-
Loans repaid by equity accounted joint ventures	(746)	(11,927)
Share of profits of equity accounted joint ventures	11,950	17,299
Dividends	-	(30,000)
Share of other comprehensive income of joint ventures	(17)	6
End of year
Investments in equity accounted joint ventures	1,440,610	1,414,211
Other investments in joint ventures	50,109	34,423
Total investments in joint ventures	1,490,719	1,448,634

Kibali (Jersey) Limited

Set out below is the summarized financial information for Kibali (Jersey) Limited which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

F- 21

$000	Dec 31, 2017	Dec 31, 2016
Summarized statement of financial position
Current
Cash and cash equivalents	3,288	18,865
Other current assets (excluding cash)	166,278	179,588
Total current assets	169,566	198,453
Financial liabilities (excluding trade payables)	(8,656)	(10,285)
Other current liabilities (including trade payables)	(105,565)	(133,113)
Total current liabilities	(114,221)	(143,398)
Non-current
Assets	2,833,946	2,805,020
Financial liabilities	(41,210)	(46,929)
Other liabilities	(23,244)	(32,259)
Total non-current liabilities	(64,454)	(79,188)
Net assets	2,824,837	2,780,887

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Summarized statement of comprehensive income
Revenue	754,852	709,372	747,272
Depreciation and amortization	(264,415)	(210,925)	(192,509)
Interest income	4,147	4,735	4,818
Interest expense	(5,478)	(5,298)	(5,376)
Profit before tax	(40,349)	26,728	155,825
Income tax	54,333	22,962	(17,840)
Post-tax profit	13,984	49,690	137,985
Other comprehensive income—gain on available for sale financial asset	-	-	3,144

$000	Dec 31, 2017	Dec 31, 2016
Reconciliation of the group’s summarized financial information presented to the carrying amount of the group’s interest in the Kibali joint venture
Opening net assets January 1	2,780,887	2,791,184
Profit for the period	13,984	49,690
(Loss)/gain on available-for-sale financial asset	(34)	13
Other comprehensive income	(34)	13
Funds advanced	30,000	-
Dividends received	-	(60,000)
Closing net assets	2,824,837	2,780,887
Interest in joint venture at 50%	1,412,419	1,390,443
Mineral property at acquisition	23,549	26,154
Adjustment to reflect attributable interest	8,793	1,565
Carrying value	1,444,760	1,418,162

The segmental report in note 16 presents information based on the group’s effective 45% interest in the underlying Kibali gold mine as reported internally. As such, that differs to the 50% interest in the Kibali (Jersey) Limited group.

The group’s effective interest in Kibali is 45%. The group holds a 50% joint venture interest in Kibali (Jersey) Limited with AngloGold Ashanti. Joint control is provided through shareholdings and the joint venture agreement. Kibali (Jersey) Limited holds an effective 90% interest in Kibali Goldmines SA thereby giving the group an effective 45% interest in that mine. Refer to note 1 for details.

F- 22

Kibali (Jersey) Limited has made loans indirectly to Kibali Goldmines SA totalling $2.7 billion at year end (December 31, 2016: $2.5 billion), to fund the development of the mine. The loans are eliminated on consolidation at the Kibali (Jersey) Limited level. Consequently, Kibali (Jersey) Limited will receive 100% of the cash flows from Kibali Goldmines SA, until the loans have been repaid. The loans carry interest at the rate of 8% per annum.

Note that the KAS 1 Limited asset leasing joint venture in which the group has an effective 25.01% interest is included within the Kibali joint venture as Kibali (Jersey) Limited is the joint venture partner with BYTP.

Morila

Set out below is the summarized financial information for Morila which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

$000	Dec 31, 2017	Dec 31, 2016
Summarized statement of financial position
Current
Cash and cash equivalents	86	8,569
Other current assets (excluding cash)	54,126	49,804
Total current assets	54,212	58,373
Other current liabilities (including trade payables)	(20,787)	(53,484)
Total current liabilities	(20,787)	(53,484)
Non-current
Assets	14,851	15,493
Other liabilities	(41,562)	(25,315)
Total non-current liabilities	(41,562)	(25,315)
Net liabilities	(5,172)	(4,933)

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Summarized statement of comprehensive income
Revenue	86,073	65,086	142,992
Depreciation and amortization	(16,480)	(9,464)	(23,337)
Interest income	18	14	2
Interest expense	(1,080)	(806)	(999)
Loss before tax	(239)	(16,256)	24,856
Income tax	-	(1,543)	(7,455)
Post-tax loss	(239)	(17,799)	17,401
Other comprehensive expense	-	-	-
Total comprehensive expense	(239)	(17,799)	17,401
Dividends received from joint venture	-	-	25,680

$000	Dec 31, 2017	Dec 31, 2016
Reconciliation of the summarized financial information presented to the carrying amount of the group’s interest in the Morila joint venture
Summarized financial information
Opening net (liabilities)/assets January 1	(4,933)	12,866
Loss for the period	(239)	(17,799)
Closing net liabilities	(5,172)	(4,933)
Interest in joint venture at 40%	(2,069)	(1,973)
Carrying value	(2,069)	(1,973)

Refer to note 1 for the nature of operations, country of incorporation and the ownership interest in Morila. Joint control exists through the joint venture agreement with AngloGold Ashanti.

RAL 1 Limited

Set out below is the summarized financial information for RAL 1 Limited which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

F- 23

$000	Dec 31, 2017	Dec 31, 2016
Summarized statement of financial position
Current
Cash and cash equivalents	8,820	649
Other current assets (excluding cash)	805	632
Total current assets	9,625	1,281

Other current liabilities (including trade payables)	(19,237)	(6,318)
Total current liabilities	(19,237)	(6,318)
Non-current
Assets	32,474	9,417
Financial liabilities	(21,351)	(3,517)

Total non-current liabilities	(21,351)	(3,517)
Net assets	1,511	863

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Summarized statement of comprehensive income
Revenue	5,186	5,133	1,463
Depreciation and amortization	(3,647)	(4,211)	(779)
Interest income	554	544	1
Interest expense	(1,018)	(650)	(354)
Profit before tax	648	376	201
Income tax	-	-	-
Post-tax profit	648	376	201
Other comprehensive income	-	-	-
Total comprehensive income	648	376	201
Reconciliation of the summarized financial information presented to the carrying amount of the group’s interest in the RAL 1 joint venture
Opening net assets January 1	863	487	286
Profit for the period	648	376	201
Closing net assets	1,511	863	487
Interest in joint venture at 50.1%	757	432	244
Funding classified as long term debt by joint venture in ‘other investments in joint ventures’	21,970	2,335	4,146
Carrying value	22,727	2,767	4,390

RAL 1 Limited is an asset leasing joint venture in which the group has a 50.1% interest with BYTP being the joint venture partner. The joint venture operates in Mali and Côte d’Ivoire and is incorporated in Jersey.

Refer to note 19 for details of joint venture capital commitments.

F- 24

RAL 2 Limited

Set out below is the summarized financial information for RAL 2 Limited which are accounted for using the equity method (amounts stated at 100% before intercompany eliminations). The group has a 50.1% interest with WAMFF Ltd being the joint venture partner.

$000	Dec 31, 2017	Dec 31, 2016
Summarized statement of financial position
Current
Cash and cash equivalents	1,692	1,122
Other current assets (excluding cash)	5,790	1,922
Total current assets	7,482	3,044

Other current liabilities (including trade payables)	(19,911)	(24,706)
Total current liabilities	(19,911)	(24,706)
Non-current
Assets	32,583	46,978
Financial liabilities	(18,737)	(24,262)
Total non-current liabilities	(17,737)	(24,262)
Net assets	1,417	1,054

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Summarized statement of comprehensive income
Revenue	18,679	22,179	23,840
Depreciation and amortization	(14,395)	(16,638)	(17,290)
Interest expense	(2,080)	(2,237)	(3,718)
Profit before tax	363	442	455
Income tax	-	-	-
Post-tax profit	363	442	455
Other comprehensive income	-	-	-
Total comprehensive income	363	442	455
Reconciliation of the summarized financial information presented to the carrying amount of the group’s interest in the RAL 2 joint venture
Opening net assets January 1	1,054	612	157
Profit for the period	363	442	455
Closing net assets	1,417	1,054	612
Interest in joint venture at 50.1%	710	528	307
Funding classified as long term debt by joint venture in ‘other investments in joint ventures’	26,644	31,128	41,243
Carrying value	27,354	31,656	41,550

Refer to note 18 for details of joint venture capital commitments.

KGL Isiro SARL

KGL Isiro SARL is an exploration company in which the group has a 51% interest with Kilo Goldmines Ltd being the joint venture partner. The total exploration expenses incurred in 2017 amounted to $0.1 million (2016: $0.6 million), of which $0.075 million (2016: $0.3 million) is the group's share. The net loss and net assets are immaterial.

F- 25

11.	Deferred taxation

$000	Note	Dec 31, 2017	Dec 31, 2016
Deferred tax is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the Malian operations and 25% in respect of the Ivorian operations.
The movement on deferred taxation is as follows:
At the beginning of the year		42,386	35,548
Statement of comprehensive income charge	4	10,395	6,838
At the end of the year		52,781	42,386

Deferred taxation assets and liabilities comprise the following:
Accelerated tax depreciation		52,181	41,786
Deferred stripping		600	600
Deferred taxation liability		52,781	42,386
Net deferred tax liability		52,781	42,386

There is no deferred tax on other comprehensive income items. There are no unrecognized deferred tax liabilities in respect of undistributed profits.

12.	Trade and other payables

$000	Note	Dec 31, 2017	Dec 31, 2016
Trade payables		26,766	27,993
Payroll and other compensation		13,513	11,609
Accruals and other payables		101,407	78,701
Gounkoto priority dividend	2	7,602	9,074
		149,288	127,377

13.	Provision for environmental rehabilitation

$000	Dec 31, 2017	Dec 31, 2016
Opening balance	55,455	47,581
Unwinding of discount	1,386	1,070
Change in estimates	(1,103)	6,804
At December 31	55,738	55,455

As at December 31, 2017, $27.2 million of the provision relates to Loulo (December 31, 2016: $23.9 million), $19.7 million (2016: $23.9 million) of the provision relates to Tongon, while $8.8 million relates to Gounkoto (2016: $7.7 million). The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 2.5% (2016: 2.5%) per annum, being an estimate equivalent to the risk free rate determined with reference to US government bonds with maturity dates comparable to the estimated rehabilitation of the mines. Rehabilitation cash flows are risk adjusted. Limited environmental rehabilitation regulations currently exist in Mali and Côte d’Ivoire to govern the mines, so the directors have based the provisions for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the group’s estimate of its ultimate rehabilitation liabilities could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its mines. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provisions for rehabilitation are adequate. Current LoM plans envisage the expected outflow to occur at the end of the LoM which is 2032 for Loulo, 2021 for Tongon and 2027 for Gounkoto.

14.	Employment cost

The group contributes to several defined contribution provident funds. The provident funds are funded on the ‘money accumulative basis’ with the members and company having been fixed in the constitutions of the funds. All the group’s employees, other than those directly employed by West African subsidiary companies, are entitled to be covered by the above mentioned retirement benefit plans. Retirement benefits for employees employed by West African subsidiary companies are provided by the state social security system to which the company and employees contribute a fixed percentage of payroll costs each month.

F- 26

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Total employee benefit cost was as follows:
Short term benefits	75,507	71,453	50,199
Pension contributions	13,665	11,460	5,104
Share-based payments	21,993	23,891	22,943
Total	111,165	106,804	78,246

Share-based payments

Share options, restricted shares and participation in Co-Investment Plan share awards are granted to directors and employees in exchange for services rendered.

Share-based payments – share options

The fair value of employee services received as consideration for share options (equity settled) of the company is calculated using the Black-Scholes option pricing model. Options vest after two, three and four years and lapse after a maximum term of 10 years. No new options were granted during the year and therefore no inputs to the option model, etc. are provided for the current year. 12,477 share options were exercised during 2017 at a weighted average exercise price of $22.19 and at a weighted average share price of $95.92 on the dates of exercise. No options lapsed during the year.

The following table summarizes the information about the options outstanding, including options that are not yet exercisable:

Range of exercise price ($)	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price ($)
At December 31, 2017	2,000	0.39	45.27
	2,000	0.39	45.27
At December 31, 2016
22.19 – 22.19	12,477	0.64	22.19
26.26 – 46.34	2,000	1.39	45.27
	14,477	0.74	25.38
At December 31, 2015
22.19 – 22.19	78,277	1.64	22.19
26.26 – 46.34	31,000	2.80	30.69
56.99 – 56.99	16,000	3.67	56.99
	125,277	2.19	28.74

The following table summarizes information about options that are exercisable as at December 31, 2017, 2016 and 2015:

Range of exercise price ($)	Number of exercisable options	Weighted average exercise price ($)
At December 31, 2017
26.26 – 46.34	2,000	45.27
	2,000	45.27
At December 31, 2016
22.19 – 22.19	12,477	22.19
26.26 – 46.34	2,000	45.27
	14,477	25.38
At December 31, 2015
22.19 – 22.19	78,277	22.19
26.26 – 46.34	31,000	30.69
56.99 – 56.99	16,000	56.99
	125,277	28.74

F- 27

Share-based payments – restricted shares and participation in Co-Investment Plan

The company operates restricted share schemes for directors and employees, as well as participation in a Co-Investment Plan for directors and senior management.

Restricted shares issued to employees

Restricted shares issued to employees are subject to a satisfactory performance level being achieved during the 12 month period prior to the exercise date of each tranche of shares. The minimum performance level to be achieved is defined as level 3 on the company’s performance management system. All employees to whom restricted shares have been granted are expected to meet this level of performance. The performance period is up to five years where the employee must remain in employment for the shares to vest. There are no market based vesting conditions on the share awards.

The fair value of the restricted shares issued in 2017, 2016 and 2015 are detailed below and the share-based payment charge is charged to profit evenly between the grant and vesting dates. The restriction on the shares (no dividends received during the vesting period) had a minimal impact on the fair value estimate at the grant date. The restricted shares have an exercise price of nil.

The fair value of the restricted shares issued in 2017 was calculated using the Black-Scholes pricing model. The key assumptions used in this model for shares granted during the year ending December 31, 2017 were as follows:

$000	Note	January 2017	August 2017
Quantity of shares issued		149,100	30,000
Fair value of shares issued		$13.6 million	$2.7 million
Performance period		3,4 and 5 years	3,4 and 5 years
Volatility	14.1	37.2%,36.7% and 39.5%	36.9%,35.3% and 36.3%
Risk-free interest rate		1.4%,1.8% and 1.8%	1.5%,1.8% and 1.8%
Dividend yield		1.07%	1.06%
Weighted average share price on grant and valuation date	14.2	$94.94	$93.70

14.1	Volatility is based on the three year historical volatility of the company’s shares on each grant date.
14.2	Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

In 2016, there were 374,100 awards: 246,800 awards in January 2016 and 127,300 awards in August 2016. The market price at the award dates was $75.2 and $117.6 respectively and vested over three, four and five years in equal tranches. The volatility, risk free rate and dividend yield had no significant impact on fair value but were consistent with those above. The total fair value of the awards was $32.5 million over the vesting periods.

Restricted shares issued to executive directors in 2009 and 2010

The restricted shares issued to executive directors in 2009 and 2010 were subject to directors remaining employed, as well as being subject to a market performance condition, being the company’s relative TSR performance over three years against the HSBC Global Gold Index (since renamed the Euromoney Global Gold Index). This was assessed and had a minimal impact on the fair value estimate at the grant date. The fair value of the restricted shares was based on the share price on the grant date and the share-based payment charge is charged to profit evenly between the grant and vesting dates. The restriction on the shares (no dividends received during the vesting period) had a minimal impact on the fair value estimate at the grant date. The restricted shares have an exercise price of nil.

Restricted share awards granted to executive directors in 2011, 2012, 2013, 2014, 2015, 2016 and 2017

The Restricted Share Scheme for 2011, 2012 and 2013 operates with conditional share awards, where the awards will vest in three equal one-third tranches subject to the fulfilment of performance conditions measured on an annual basis. Shares awarded in 2017, 2016, 2015 and 2014 are subject to one four-year performance period of assessment. If the performance conditions are met, awards vest at the end of each performance period. The 2011, 2012 and 2013 awards are subject to four performance conditions: absolute TSR (market based), EPS growth, additional reserves and absolute reserves. The 2014 awards are subject to three performance conditions: absolute TSR (market based), EPS growth and additional reserves. The 2017, 2016 and 2015 awards are subject to three performance conditions: absolute TSR (market based), total cash cost per ounce and additional reserves. Grant date fair value was calculated using the market-based measure. No dividends are attributable during the vesting period.

F- 28

The fair value of the restricted shares issued to executive directors in 2017 and 2016 was calculated using a Monte Carlo simulation model. The key assumptions used in this model for shares awarded during the years ending December 31, 2017 and 2016 were as follows:

$000	Note	March 2017	March 2016	March 2015
Quantity of shares issued		49,357	44,664	55,782
Fair value of shares awarded		$1.9 million	$2.2 million	$2.0 million
Performance period		4 years and a 1 year post vesting retention requirement	4 years and a 1 year post vesting retention requirement	4 years and a 1 year post vesting retention requirement
Risk free interest rate		1.90%	1.01%	1.45%
Volatility	14.1	37%	35%	35%
Euromoney Global Gold Index volatility		37%	35%	35%
Correlation used between the Euromoney Global Gold Index and the company TSR		60%	85%	85%
Weighted average share price on grant and valuation date	14.2	$87.41	$88.50	$67.41

14.1       Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.

14.2       Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

CEO performance shares

At the company’s annual general meeting in 2013, shareholders approved a one-off award of performance shares to the CEO. The vesting of the performance shares is subject to the achievement of the conditions set out in “PART I. Item 6. Directors, Senior Management and Employees. B. Compensation” in the Annual Report on Form 20-F and the CEO continuing to hold office or employment with the company during the period of three years from April 29, 2013, the date of grant of the award of performance shares. The fair value was determined at $4.0 million. The final tranche of the award remained outstanding at year end but was subsequently awarded in March 2018.

Four out of five of the performance conditions have been met by December 31, 2017. The performance condition in respect of one fifth (10,006 shares) was met at a value of $71.54 per share in 2013 and the performance conditions in respect of three fifths (30,018 shares), comprising three tranches each of 10,006 shares, were met at a value of $67.41 per share in 2014. As a result, in aggregate 40,024 shares were transferred to the CEO on April 29, 2016. The shares are restricted from dealing and will only be released when the CEO leaves the service of the company. In the interim the CEO will be entitled to vote over the shares and receive any dividend accrued on those shares at the time the shares are released.

Restricted shares issued to directors and management (excluding Co-Investment Plan)

Movements in the number of restricted shares outstanding and their issue prices are as follows:

F- 29

	Weighted market price at award date $ 2017	Weighted market price at award date $ 2016	Weighted market price at award date $ 2015	Shares 2017	Shares 2016	Shares 2015	Weighted average remaining contractual life (years) 2017	Weighted average remaining contractual life (years) 2016	Weighted average remaining contractual life (years) 2015
Shares granted to executive directors
At January 1	82.62	80.88	84.54	191,472	189,142	160,655			-
Awarded	87.87	92.75	73.42	49,357	44,664	55,781			-
Vested	-	76.53	76.53	-	(3,882)	(3,882)			-
Lapsed	90.76	86.45	89.08	(26,810)	(38,452)	(23,412)			-
At December 31	82.81	82.62	80.88	214,019	191,472	189,142	1.39	1.74	2.42
Shares awarded to non-executive
Directors									-
At January 1	-	-	76.15	-	-	-			-
Awarded	88.99	99.68	76.15	10,500	13,500	13,500			-
Vested	88.99	99.68	76.15	(10,500)	(13,500)	(13,500)			-
At December 31	-	-	-	-	-	-	-	-	-
Shares awarded to employees
At January 1	82.53	81.36	84.36	1,220,600	1,189,300	1,248,800			-
Awarded	94.73	89.63	75.99	179,100	374,100	286,300			-
Vested	83.28	89.75	89.08	(259,450)	(234,100)	(222,300)			-
Lapsed	80.88	76.57	84.66	(76,950)	(108,700)	(123,500)			-
At December 31	82.85	82.53	81.36	1,063,300	1,220,600	1,189,300	2.45	2.14	2.75

Participation in Co-Investment Plan by executive directors in 2017, 2016 and 2015

An executive director may choose to commit shares, either from his own holding or acquired in the market, into a Co-Investment Plan. The maximum commitment which may be made is 250% of base salary by the CEO and 125% of base salary by the CFO. Committed shares must be retained for three years and may be matched, depending on relative TSR performance over three years against the Euromoney Global Gold Index. If after three years the TSR performance of the company equals or exceeds the performance of the Euromoney Global Gold Index, then the committed shares may be matched on a stepped scale. Refer to “PART I. Item 6. Directors, Senior Management and Employees. B. Compensation” in the Annual Report on Form 20-F for further details. The maximum level of matching is one-for-one. The vesting of the award is dependent on the company’s TSR performance relative to the Euromoney Global Gold Index. Following vesting, matched shares are required to be retained for 12 months.

The fair value of awards made under the Co-Investment Plan in 2017, 2016 and 2015 was calculated using a Monte Carlo simulation model.

The key assumptions used in this model for awards made under the Co-Investment Plan during the years ending December 31, 2017, 2016 and 2015 were as follows:

$000	Note	March 2017	March 2016	March 2015
Quantity of shares committed		61,697	55,830	69,726
Fair value		$2.8 million	$2.3 million	$2.6 million
Performance period		3 years	3 years	3 years
Risk free interest rate		1.66%	1.01%	0.89%
Volatility	14.1	37%	35%	35%
Euromoney Global Gold Index volatility		37%	35%	35%
Correlation used between the Euromoney Global Gold Index and the company TSR		85%	85%	85%
Weighted average share price on grant and valuation date	14.2	$87.41	$88.50	$74.0

14.1       Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.

14.2       Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

F- 30

Participation in Co-Investment Plan by senior management in 2017, 2016 and 2015

Senior management had the opportunity to participate in Randgold’s senior management Co-Investment Plan in 2017 and 2016. The maximum commitment which may be made in the Co-Investment Plan is 100% of base salary. Committed shares must be retained for three years and may be matched, depending on the relative TSR performance over three years against the Euromoney Global Gold Index. If after three years the TSR performance of the company equals or exceeds the performance of the Euromoney Global Gold Index, then the committed shares may be matched on a stepped scale. The maximum level of matching is one-for-one. The vesting of the award is dependent on the company’s TSR performance relative to the Euromoney Global Gold Index. 10,841 shares vested during the year and related to the awards made under the Co-Investment Plan in 2013.

The fair value of awards made under the Co-Investment Plan in 2017 and 2016 was calculated using a Monte Carlo simulation model. The key assumptions used in this model for awards made under the Co-Investment Plan during the years ending December 31, 2017 and 2016 were as follows:

$000	Note	March 2017	March 2016	March 2015
Quantity of shares committed		6,845	10,739	20,730
Fair value		$0.3 million	$0.4 million	$0.8 million
Performance period		3 years	3 years	3 years
Risk free interest rate		1.66%	1.01%	0.95%
Volatility	14.1	37%	35%	35%
Euromoney Global Gold Index volatility		37%	35%	35%
Correlation used between the Euromoney Global Gold Index and the company TSR		85%	85%	85%
Weighted average share price on grant and valuation date	14.2	$87.41	$88.50	$73.38

14.1       Volatility is based on the three year historical volatility of the company’s shares over the relevant vesting periods.

14.2       Weighted average share price for the valuation is calculated taking into account the market price on all grant dates.

15.	Segmental information

Operating segments have been identified on the basis of internal reports about components of the group that are regularly reviewed by the group’s chief operating decision maker. The operating segments included in internal reports are determined on the basis of their significance to the group. In particular, operating mines are reported as separate segments and exploration projects that have significant capitalized expenditure or other fixed assets are also reported separately. The Kibali and Morila joint ventures are included on a line by line basis, reflecting internal reporting. Other parts of the group, including the RAL 1 Limited and RAL 2 Limited joint ventures, are included within corporate and exploration. The group’s chief operating decision maker is considered by management to be the board of directors. An analysis of the group’s business segments, excluding intergroup transactions, is set out below. Major end customers are not identifiable because all gold is sold to an agent.

F- 31

Country of operation	Mali			Côte d’Ivoire	DRC	Jersey
$000	Group’s 40% share of Morila	Loulo	Gounkoto	Tongon	Group’s effective 45% share of Kibali Jersey	Corporate and exploration	Intercompany eliminations	Sub-total	Joint venture adjustments	Total
Year ended December 31, 2017
Total revenue	34,429	544,941	366,510	368,765	339,683	-		1,654,329	374,112	1,280,217
Mining and processing costs excluding depreciation	(24,722)	(198,834)	(139,598)	(186,508)	(195,554)	11,957	-	(733,259)	208,320	(524,939)
Depreciation and amortization	(6,592)	(106,255)	(10,506)	(65,304)	(123,679)	(835)	-	(313,171)	130,271	(182,900)
Mining and processing costs	(31,314)	(305,089)	(150,104)	(251,812)	(319,233)	11,122	-	(1,046,430)	338,591	(707,839)
Royalties	(2,064)	(32,616)	(21,991)	(11,055)	(14,361)	-	-	(82,087)	16,424	(65,663)
Exploration and corporate expenditure	-	(3,874)	(1,228)	(1,979)	(1,764)	(40,704)	-	(49,549)	1,764	(47,785)
Other (expenses)/income	(530)	(20,193)	(6,297)	(8,922)	(16,274)	22,364	-	(29,852)	36,915	7,063
Finance costs	(432)	(12,096)	(208)	(643)	(2,739)	6,327	11,407	1,616	(4,723)	(3,107)
Finance Income	7	25	4	1,066	2,074	16,607	(11,407)	8,376	(2,358)	6,018
Share of profits equity accounted joint ventures	-	-	-	-	-	-	-	-	11,950	11,950
Profit before income tax	96	171,098	186,686	95,420	(12,613)	15,716	-	456,404	24,450	480,854
Income tax expense	-	(51,399)	(55,744)	(27,721)	24,450	(10,943)	-	(121,357)	(24,450)	(145,807)
Net profit	96	119,699	130,942	67,699	11,837	4,773	-	335,047	-	335,047
Capital expenditure	(4,204)	(104,700)	(49,738)	(9,131)	(111,608)	(32,410)	-	(311,791)	115,812	(195,979)
Total assets	27,625	1,419,695	239,693	504,841	1,501,756	2,180,571	-	5,874,181	(1,570,712)	4,303,469
Total external liabilities	(24,940)	(111,979)	(48,883)	(78,835)	(83,159)	(49,125)	-	(396,920)	88,485	(308,435)
Year ended December 31, 2016
Total revenue	26,035	524,357	357,171	319,249	319,218	-		1,546,029	(345,252)	1,200,777
Mining and processing costs excluding depreciation	(21,744)	(200,489)	(146,574)	(187,839)	(172,709)	13,683	-	(715,673)	180,771	(534,902)
Depreciation and amortization	(3,785)	(105,236)	(23,513)	(45,704)	(102,718)	(11,335)		(292,292)	116,949	(175,343)
Mining and processing costs	(25,529)	(305,725)	(170,088)	(233,544)	(275,427)	2,348		(1,007,965)	297,720	(710,245)
Royalties	(1,544)	(31,384)	(21,430)	(9,562)	(14,839)	-		(78,760)	16,383	(62,377)
Exploration and corporate expenditure	-	(2,435)	(1,026)	(1,221)	(1,809)	(36,520)		(43,010)	1,809	(41,202)
Other (expenses)/income	(5,151)	(16,750)	(23,004)	(4,204)	(13,872)	32,151		(30,830)	30,823	(7)
Finance costs	(317)	(14,693)	(149)	(486)	(3,282)	6,355	14,108	1,536	(4,729)	(3,193)
Finance income	6	24	3	20	3,985	15,960	(14,108)	5,889	(4,336)	1,553
Share of profits of equity accounted joint ventures	-	-	-	-	-	-	-	-	17,299	17,299
Profit before income tax	(6,501)	153,393	141,478	70,252	13,974	20,294	-	392,889	9,716	402,605
Income tax expense	(617)	(46,072)	(42,444)	(17,563)	10,333	(2,306)		(98,668)	(9,716)	(108,384)
Net profit	(7,118)	107,321	99,034	52,689	24,307	17,988	-	294,221	-	294,221
Capital expenditure	(444)	(144,363)	(3,800)	(15,446)	(56,222)	(7,174)	-	(227,449)	(56,666)	(170,783)
Total assets	29,546	1,399,837	204,375	536,014	1,501,737	1,931,345	-	5,602,854	(1,561,896)	4,040,958
Total external liabilities	(31,520)	(128,557)	(38,842)	(69,878)	(111,293)	(64,501)	-	(444,591)	158,355	(286,236)
Year ended December 31, 2015
Total revenue	57,197	406,643	317,524	277,253	336,272	-	-	1,394,889	(393,469)	1,001,420
Mining and processing costs excluding depreciation	(31,583)	(236,439)	(145,952)	(193,504)	(161,191)	12,677	-	(755,992)	180,097	(575,895)
Depreciation and amortization	(9,335)	(98,761)	(6,705)	(44,362)	(87,275)	(10,141)		(256,579)	105,677	(150,902)
Mining and processing costs	(40,918)	(335,200)	(152,657)	(237,866)	(248,466)	2,536	-	(1,012,571)	285,774	(726,797)
Royalties	(1,419)	(24,329)	(19,052)	(8,292)	(13,588)	-	-	(66,680)	15,007	(51,673)
Exploration and corporate expenditure	-	(2,079)	(1,064)	(1,206)	(3,390)	(41,146)	-	(48,885)	3,818	(45,067)
Other (expenses)/income	(4,520)	(9,727)	(12,533)	(2,487)	(1,290)	32,599	-	2,042	7,849	9,891
Finance costs	(399)	(13,428)	(171)	(1,734)	4,839	(3,544)	13,208	(1,229)	(3,182)	(4,411)
Finance income	1	17	3	10	4,108	13,291	(13,208)	4,222	(4,110)	112
Share of profits of equity accounted joint ventures	-	-	-	-	-	-	-	-	77,303	77,303
Profit before income tax	9,942	21,897	132,050	25,678	78,485	3,736	-	271,788	(11,010)	260,778
Income tax expense	(2,982)	(4,013)	(39,615)	(4,342)	(8,028)	(33)	-	(59,013)	11,010	(48,003)
Net profit	6,960	17,884	92,435	21,336	70,457	3,703	-	212,775	-	212,775
Capital expenditure	(2,924)	(192,271)	(3,087)	(18,573)	(123,728)	(4,107)	-	(344,690)	128,652	(216,038)
Total assets	37,370	1,409,986	196,388	472,724	1,517,381	1,620,700	-	5,254,549	(1,517,229)	3,737,320
Total external liabilities	(32,124)	(126,380)	(33,850)	(43,514)	(121,790)	(52,051)	-	(409,709)	167,459	(242,250)

F- 32

The segmental information in respect of the group’s joint ventures is presented using the proportionate consolidation method for a joint venture to reflect the way information is reported to the board. The joint ventures are accounted for using the equity method of accounting under IFRS as a result of holding rights to the net assets of the arrangements as a whole rather than rights to the assets, and obligations for the liabilities, relating to the arrangement.

16.	Financial risk management

In the normal course of its operations, the group is exposed to gold price, currency, interest rate, liquidity and credit risks. In order to manage these risks, the group may enter into transactions which make use of on-balance sheet derivatives. The group does not acquire, hold or issue derivatives for trading purposes. The group has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures.

Controlling risk in the group

The treasury committee is responsible for treasury financial risk management activities within the group. The treasury committee reviews and recommends to the board all treasury counterparties, limits, instruments and any hedge strategies. At least two members of the treasury committee need to be present for a decision to be made, one of whom needs to be an executive director. The group treasury function operates a 3 tier matrix for all counterparties based on two credit ratings per financial institution. This matrix sets out the maximum amount to be invested with each counterparty dependent upon credit ratings, with a minimum A- credit rating requirement, unless otherwise approved by the audit committee. Any deviations to the policy are reported to the audit committee, who may also grant specific dispensations.

Approximately 10% of the cash for the group was held with the group’s principal bankers at year end with the remainder held with twelve other financial institutions, in line with the treasury policy. The treasury committee is responsible for managing the investment of group funds, currency exposure, liquidity and credit risk. The treasury committee adheres to the treasury risk management policy and counterparty limits and provides regular reports to the board.

The financial risk management objectives of the group are defined as follows:

• Safeguarding the group core earnings stream from its major assets through the effective control and management of gold price risk, foreign exchange risk, interest rate risk and credit risk;

• Effective and efficient usage of credit facilities in both the short and long term through the adoption of reliable liquidity management planning and procedures;

• Ensuring that investment and any hedging transactions are undertaken with creditworthy counterparties; and

• Ensuring that all contracts and agreements related to risk management activities are coordinated consistently throughout the group and comply where necessary with all relevant regulatory and statutory requirements.

The group continues to hold material TVA receivable balances in Mali and in the DRC. While management continue to pursue recovery of the TVA in cash, it is recognized that in practice given the continued absence of payment, the TVA may only be recovered through the tax offset mechanism set out in the establishment conventions in Mali. Management reports the TVA position and movements on a quarterly basis to the audit committee.

Refer to “PART I. Item 3. Key Information. D. Risk Factors” in the Annual Report on Form 20-F for details on the group’s risk factors.

Foreign currency and commodity price risk

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily euro, South African rand and Communauté Financière Africaine franc). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into any material derivatives to manage these currency risks and no significant positions were held in 2017 and 2016. Generally, the group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2017 and 2016. Gold sales are made in US dollars and do not expose the group to any currency fluctuation risk. However, during periods of capital expenditure or loan finance, the company may use forward contracts or options to reduce the exposure to price movements, while maintaining significant exposure to spot prices. These derivatives may establish a fixed price for a portion of future production while the group maintains the ability to benefit from increases in the spot gold price for the majority of future gold production. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

F- 33

$000	Dec 31, 2017	Dec 31, 2016
Level of exposure of foreign currency risk
Carrying value of foreign currency balances
Cash and cash equivalents includes balances denominated in:
• Communauté Financiѐre Africaine franc (CFA)	676	1,289
• Euro (EUR)	2,170	2,222
• South African rand (ZAR)	1,217	166
• British pound (GBP)	702	277
Trade and other receivables includes balances dominated in:
• Communauté Financiѐre Africaine franc (CFA)	19,165	6,886
• South African rand (ZAR)	-	89
• Euro (EUR)	7,546	4,806
• British pound (GBP)	46	2
Trade and other payables includes balances dominated in:
• Communauté Financiѐre Africaine franc (CFA)	(37,067)	(4,525)
• Euro (EUR)	(321)	(486)
• South African rand (ZAR)	(1,296)	(868)
• British pound (GBP)	(742)	(898)

The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the holder of the instrument which is the US dollar. The following table shows the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments. The TVA balance in Kibali is denominated in CDF and while not a financial instrument under IFRS 7, a movement of 10% in the year end rate would have an effect of $11.9 million on the receivable shown in the ‘Investments in joint ventures’ in the consolidated statement of financial position.

	Closing exchange rate	Effect of 10% strengthening of $ on net earnings and equity $000
At December 31, 2017
Euro (EUR)	0.8347	940
Communauté Financiѐre Africaine franc (CFA)	547.53	(1,723)
South African rand (ZAR)	12.36	(8)
British pound (GBP)	0.74	1
At December 31, 2016
Euro (EUR)	0.9490	654
Communauté Financiѐre Africaine franc (CFA)	623.30	365
South African rand (ZAR)	13.65	(61)
British pound (GBP)	0.81	(62)

The sensitivities are based on financial assets and liabilities held at December 31, where balances were not denominated in the functional currency of the group. The sensitivities do not take into account the group’s sales and costs and the results of the sensitivities could change due to other factors such as changes in the value of financial assets and liabilities as a result of non-foreign exchange influenced factors.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short term cash investments and interest payable on financing activities (including long term loans), giving rise to interest rate risk. In the ordinary course of business, the group receives cash from its operations and is required to fund working capital and capital expenditure requirements.

F- 34

The group generally enters into variable interest bearing borrowings. This cash is managed to ensure surplus funds are invested in a manner to achieve maximum returns while minimizing risks. The group has in the past been able to actively source financing through public offerings, shareholder loans and third party loans.

The company maintains a $400.0 million unsecured revolving credit facility with HSBC and a syndicate of banks which matures in December 2022 and is at present undrawn. Based on the company’s current cash resources and available facilities, projected operating cash flows and capital expenditure, we are confident the company will be able to meet its obligations at the present gold price.

The facility, if drawn, bears interest at LIBOR plus 1.5%, at the lower end of the leverage grid and includes financial covenants in respect of EBIT, EBITDA, net finance charges, tangible net worth, total debt, debt cover and interest cover.

Maturity date	Amount $000	Effective rate for the year %
Cash and cash equivalents:
All less than 90 days as from December 31, 2017	719,808	0.9029%

The other financial instruments of the group that are not included in the tables above are non-interest bearing and are therefore not subject to interest rate risk.

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables and loans are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold bullion, the group’s principal product, is produced in Mali and Côte d’Ivoire (and in the case of its joint ventures in DRC and Mali). The gold produced is sold through the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not financial assets under IFRS 7, included in receivables is $114.4 million (2016: $89.4 million) (refer to note 7) relating to indirect taxes owing to Loulo and Gounkoto by the State of Mali, which are denominated in CFA, which holds some credit risk for the group. The legally binding mining conventions in Mali permit offsetting of other corporate taxes against approved unpaid TVA. A further $70.2 million (2016: $64.9 million) is held within the underlying statement of financial position of the equity accounted Kibali joint venture which is considered recoverable given the history of receipts and receipts obtained during the year and absence of significant disputed items, albeit receipts remain slow and uncertainty exists as to the timing of recovery.

Capital risk management

The group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to shareholders, buyback shares, return capital to shareholders, issue new shares or sell assets to reduce debt. Consistent with others in the industry, the group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt (net cash) divided by total capital. Net debt is calculated as total borrowings (including borrowings and trade and other payables, as shown in the consolidated statement of financial position) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net debt (net cash).

$000	Dec 31, 2017	Dec 31, 2016
Capital risk management
Trade and other payables	(149,288)	(127,377)
Less: cash and cash equivalents	719,808	516,301
Net position	570,520	388,924
Total equity	3,992,269	3,751,957
Total capital	3,421,749	3,363,033
Gearing ratio	0%	0%

Maturity analysis

The following table analyses the group’s financial liabilities into the relevant maturity groupings based on the remaining period from the statement of financial position to the contractual maturity date. As the amounts disclosed in the table are the contractual undiscounted cash flows, these balances will not necessarily correspond with the amounts disclosed in the statement of financial position.

F- 35

$000	Trade and other payables	Borrowings	Other financial liabilities
At December 31, 2017
Financial liabilities
Within 1 year on demand	134,662	-	-
Later than 1 year and no later than 5 years	-	-	-
After 5 years	-	-	2,765
Total	134,662	-	2,765

At December 31, 2016
Financial liabilities
Within 1 year on demand	106,548	-	-
Later than 1 year and no later than 5 years	-	-	-
After 5 years	-	-	2,765
Total	106,548	-	2,765

17.	Fair value of financial instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale.

There have been no transfers between the levels of fair value hierarchy during the current or prior year. Randgold does not hold any financial instruments that are fair valued using a level 1, 2 or 3 valuation. No material derivative financial instruments currently exist. All other financial instrument carrying values approximate fair value.

Estimation of fair values

Trade and other receivables, trade and other payables, cash and cash equivalents, loans to and from subsidiaries and joint ventures

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments or their interest bearing nature.

Gold price contracts

The group is fully exposed to the spot gold price on gold sales.

18.	Commitments and contingent liabilities

$000	Dec 31, 2017	Dec 31, 2016
Capital expenditure contracted for at statement of financial position date but not yet incurred is:
Property plant and equipment – subsidiaries	17,262	7,019
Commitments of joint ventures (attributable share)
Kibali	8,599	9,655
Morila	-	37
RAL 1	16,262	-
Total commitments of joint ventures (attributable share)	24,861	9,692
	42,123	16,711

Under the Kibali Joint Venture Agreement (JVA) the obligation of the parties (Randgold Resources (Kibali) Ltd and AngloGold Ashanti Holdings plc) in respect of the future funding (including but not limited to operating costs, capital costs and other costs) of Kibali and/or the Kibali project shall be pro-rata in proportion to their respective percentage interests in Kibali at the time any such future funding is required. In accordance with the Kibali JVA, Kibali will be funded via intercompany loans provided indirectly from Kibali (Jersey) Limited. Kibali declared a dividend of $60 million to shareholders in 2016. The approved capital expenditure plan for 2018 is $153.9 million (2017: $211.1 million) and is expected to be self-funded by operating cash flows.

Operating lease commitments

The lease relates to the oxygen plant at Loulo leased from Maligaz. The duration of the contract is 10 years and the contract is renewable for additional periods of 5 years thereafter. The future aggregate minimum lease payments1 under operating leases are as follows:

$000	Dec 31, 2017	Dec 31, 2016

No later than 1 year	2,886	2,486
Later than 1 year and no later than 5 years	11,544	9,944
Later than 5 years	8,658	7,458
	23,088	19,888

1       These payments include payments for non-lease elements in the arrangement.

F- 36

As discussed more fully in note 3 the group has received claims for various taxes in respect of subsidiaries and joint ventures from the State of Mali totaling $200.5 million (2016: $122.7 million). The group considers the material claims to be without merit or foundation.

19.	Related party transactions

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Management fee received from Rockwell Diamonds Inc	-	9	37
Net income from Loulo	-	-	-
Net income from Tongon	-	-	-
Net income from Morila	3,764	3,522	14,259
Net income from Gounkoto	-	-	-
Net income from Kibali	13,829	43,106	47,555
Net income from RAL 1	778	2,319	3,049
Net income from RAL 2	2,595	405	335

Net income refers to interest, management fees, recharges and dividends.

In terms of the operator agreement with Morila, a management fee calculated as 1% of the total sales of Morila is payable to Randgold (through Mining Investment (Jersey) Ltd). Randgold (through Randgold Resources (Somilo) Ltd) is the operator of the Loulo gold mine, the Tongon gold mine (through Mining Investment (Jersey) Ltd) as well as the Gounkoto gold mine (through Randgold Resources (Gounkoto) Ltd). Seven Bridges Trading 14 (Pty) Ltd provided administration services to Rockwell Diamonds Inc (Rockwell). Mr DM Bristow is a non-executive director of Rockwell. Refer to note 10 for details of the company’s investments in and loans to subsidiaries and joint ventures within the group together with its relevant share of income and expense.

$000	Dec 31, 2017	Dec 31, 2016
Key management remuneration
Short term employee benefits	13,009	12,899
Share-based payments	10,831	10,836
Total	23,840	23,735

This includes compensation for two executive directors of the company (2016: 2), 8 non-executive directors (2016: 8) and 22 executive management personnel (2016: 23). Refer to directors’ and executives’ profiles on “PART I. Item 6. Directors, Senior Management and Employees” in the Annual Report on Form 20-F for detail of their roles and responsibilities.

20.	Mining and processing costs and other disclosable items

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Mine production costs	473,909	461,522	498,779
Movement in production inventory and ore stockpiles	(12,095)	13,239	17,109
Depreciation and amortization	182,900	175,343	150,902
Other mining and processing costs	63,125	60,141	60,007
	707,839	710,245	726,797

Other income primarily includes foreign exchange gains and management fees receivable from joint venture partners.

Other expenses primarily include foreign exchange losses.

21.	Exploration and corporate expenditure

$000	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
Exploration and corporate expenditure comprise:
Exploration expenditure	27,705	19,609	17,322
Corporate expenditure	20,080	21,593	27,745
	47,785	41,202	45,067

F- 37

22.	Finance income and costs

$000	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
Finance income – interest income	5,432	1,553	112
Finance income – net foreign exchange gain on financing activities	586	-	-
Finance income	6,018	1,553	112
Interest expense – borrowings	(1,721)	(1,724)	(1,147)
Finance costs – net foreign exchange loss on financing activities	-	(399)	(1,867)
Unwind of discount on provisions for environmental rehabilitation	(1,386)	(1,070)	(1,397)
Finance costs	(3,107)	(3,193)	(4,411)
Finance income/(costs) – net	2,911	(1,640)	(4,299)
Interest income arises on cash and cash equivalents.
Interest expenses arise on borrowings measured at amortized cost.

23.	Subsequent events

No significant subsequent events requiring disclosure or adjustment have occurred.

F- 38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors

Kibali (Jersey) Limited, Jersey, Channel Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Kibali (Jersey) Limited (the Company) and subsidiaries as of 31 December 2017, 2016 and 2015, the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended 31 December 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at 31 December 2017, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2017, in conformity with International Financial Reporting Standards as Issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO LLP

BDO LLP

We have served as the Company's auditor since 2013.

London, United Kingdom

14 March 2018

F- 39

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 and 2015

$000	Note	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

REVENUE
Gold sales		754,852	709,372	747,272
Other income	3	146	136	1,657
TOTAL INCOME		754,998	709,508	748,929

COSTS AND EXPENSES
Mining and processing costs	4	698,980	594,722	550,712
Royalties		31,913	32,976	30,196
Exploration and corporate expenditure	5	8,205	6,398	8,248
Other expenses	3	55,031	48,250	3,658
TOTAL COSTS		794,129	682,346	592,814

Finance income	6	4,147	4,735	4,818
Finance costs	6	(5,478)	(5,298)	(5,376)
Finance costs – net		(1,331)	(563)	(558)
Share of profits of equity accounted
joint venture	25	113	129	268
(LOSS)/PROFIT BEFORE INCOME TAX		(40,349)	26,728	155,825

Income tax benefit / (expense)	7	54,333	22,962	(17,840)

PROFIT FOR THE YEAR		13,984	49,690	137,985
OTHER COMPREHENSIVE INCOME/(EXPENSE)
(Loss)/gain on available for sale financial asset		(33)	13	(29)
Recycling of permanent losses on available-for-sale asset		-	-	3,173
TOTAL COMPREHENSIVE INCOME		13,951	49,703	141,129

PROFIT FOR THE YEAR
Attributable to:
Owners of the parent		26,341	57,537	135,883
Non-controlling interest		(12,357)	(7,847)	2,102
		13,984	49,690	137,985
TOTAL COMPREHENSIVE INCOME
Attributable to:
Owners of the parent		26,308	57,550	139,027
Non-controlling interest		(12,357)	(7,847)	2,102
		13,951	49,703	141,129

The accompanying notes form part of these consolidated financial statements

F- 40

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2017, 2016 and 2015

$000	Note	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

NON-CURRENT ASSETS
Property, plant and equipment	8	2,107,718	2,068,306	2,012,303
Mineral properties	9	519,117	576,536	634,394
Long term ore stockpiles	12	12,779	43,771	43,162
Investment in equity accounted joint venture	25	255	142	289
Other investments in joint venture	25	25,577	28,830	31,086
Total investment in joint venture	25	25,832	28,972	31,375
Trade and other receivables	11	125,294	87,435	32,788
Deferred tax asset	10	43,237	-	-
TOTAL NON-CURRENT ASSETS		2,833,977	2,805,020	2,754,022

CURRENT ASSETS
Inventories and ore stockpiles	12	73,231	72,505	78,598
Trade and other receivables	11	92,991	107,025	180,724
Available-for-sale financial asset	13	26	58	45
Cash and cash equivalents		3,288	18,865	21,373
TOTAL CURRENT ASSETS		169,536	198,453	280,740
TOTAL ASSETS		3,003,513	3,003,473	3,034,762

EQUITY AND LIABILITIES
Equity
Share capital	14	5	5	5
Share premium		2,523,612	2,493,612	2,493,612
Retained earnings		293,821	267,480	269,943
Other reserve		(20)	13	-
Equity attributable to owners of the parent		2,817,418	2,761,110	2,763,560
Non-controlling interest	15	7,420	19,777	27,624
TOTAL EQUITY		2,824,838	2,780,887	2,791,184

NON-CURRENT LIABILITIES
Loans and borrowings	16	41,210	46,929	51,747
Deferred tax liabilities	10	-	11,096	41,926
Provision for rehabilitation	17	23,244	21,163	15,533
TOTAL NON-CURRENT LIABILITIES		64,454	79,188	109,206

CURRENT LIABILITIES
Loans and borrowings	16	7,596	10,285	9,808
Trade and other payables	18	104,633	131,859	117,083
Current tax payable		1,992	1,254	7,481
TOTAL CURRENT LIABILITIES		114,221	143,398	134,372
TOTAL EQUITY AND LIABILITIES		3,003,513	3,003,473	3,034,762

The accompanying notes form part of these consolidated financial statements

F- 41

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 and 2015

$000	Share Capital	Share Premium	Retained earnings	Other Reserves	Total equity Attributable to owners of the parent	Non-Controlling Interest	Total Equity

Balance at January 1, 2015	5	2,493,612	204,060	(3,144)	2,694,533	25,522	2,720,055
Fair value movement on available-for-sale financial asset	-	-	-	(29)	(29)	-	(29)
Recycling of permanent losses on available-for-sale asset	-	-	-	3,173	3,173	-	3,173
Total other comprehensive income	-	-	-	3,144	3,144	-	3,144
Net profit for the year	-	-	135,883	-	135,883	2,102	137,985
Total comprehensive income	-	-	135,883	3,144	139,027	2,102	141,129
Dividends	-	-	(70,000)	-	(70,000)	-	(70,000)
Balance at December 31, 2015	5	2,493,612	269,943	-	2,763,560	27,624	2,791,184

Balance at January 1, 2016	5	2,493,612	269,943	-	2,763,560	27,624	2,791,184
Fair value movement on available-for-sale financial asset	-	-	-	13	13	-	13
Total other comprehensive income	-	-	-	13	13	-	13
Net profit/(loss) for the year	-	-	57,537	-	57,537	(7,847)	49,690
Total comprehensive income/(expense)	-	-	57,537	13	57,550	(7,847)	49,703
Dividends	-	-	(60,000)	-	(60,000)	-	(60,000)
Balance at December 31, 2016	5	2,493,612	267,480	13	2,761,110	19,777	2,780,887

Balance at January 1, 2017	5	2,493,612	267,480	13	2,761,110	19,777	2,780,887
Fair value movement on available-for-sale financial asset	-	-	-	(33)	(33)	-	(33)
Total other comprehensive expense	-	-	-	(33)	(33)	-	(33)
Net profit/(loss) for the year	-	-	26,341	-	26,341	(12,357)	13,984
Total comprehensive income/(expense)	-	-	26,341	(33)	26,308	(12,357)	13,951
Shares issued (note 14)		30,000	-	-	30,000	-	30,000
Balance at December 31, 2017	5	2,523,612	293,821	(20)	2,817,418	7,420	2,824,838

SHARE CAPITAL

The share capital comprises the issued ordinary shares of the Company at par.

SHARE PREMIUM

The share premium comprises the excess value recognized from the issue of ordinary shares at par.

RETAINED EARNINGS

Retained earnings comprises the group’s cumulative accounting profits and losses since inception less dividends.

OTHER RESERVES

Other reserves comprises the group’s cumulative fair value movement on the available-for sale financial asset since inception in Kilo Goldmines Limited less amounts reclassified to profit and loss.

NON-CONTROLLING INTEREST

The non-controlling interest represents the total carrying value of the 10% interest Société Minière de Kilo- Moto SA UNISARL (SOKIMO) has in Kibali Goldmines SA (Kibali), which is a subsidiary of Kibali (Jersey) Limited.

The accompanying notes form part of these consolidated financial statements

F- 42

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 and 2015

$000	Note	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Cash Flows From Operating Activities
Cash generated by operations	23	225,429	272,950	369,658
Interest received		2,701	3,400	3,591
Finance cost paid		(4,856)	(4,637)	(4,198)
Dividends received from equity
accounted joint venture	25	-	276	-
Income tax paid		(1,796)	(8,973)	(13,148)
Net cash flows generated by operating activities		221,478	263,016	355,903

Cash Flows Related to Investing Activities
Additions of property, plant and equipment	8	(256,208)	(213,570)	(286,905)
Repayment of loan from equity accounted joint venture		3,170	2,555	423
Net cash outflows used in investing activities		(253,038)	(211,015)	(286,482)

Cash Flows Relating to Financing Activities
Proceeds from issue of ordinary shares	14	30,000	-	-
Payment of dividends		(8,000)	(52,000)	(70,000)
Decrease in loans and borrowings		(7,228)	(6,714)	(6,302)
Net cash inflows/(outflows) provided by financing activities		14,772	(58,714)	(76,302)

Net decrease in cash and cash equivalents		(16,788)	(6,713)	(6,881)
Cash and cash equivalents at the beginning of the year		7,314	14,027	20,908
Cash and cash equivalents at the end of the year		(9,474)	7,314	14,027

Cash and cash equivalents include the following for the purpose of the consolidated statement of cash flow:

Cash and cash equivalents		3,288	18,865	21,373
Bank overdrafts	18	(12,762)	(11,551)	(7,346)
Cash and cash equivalents		(9,474)	7,314	14,027

Bank overdrafts are classified as cash and cash equivalents as they form an integral part of cash management and fluctuate from positive to overdrawn.

The accompanying notes form part of these consolidated financial statements.

F- 43

1. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

BASIS OF PREPARATION

The consolidated financial statements of Kibali (Jersey) Limited and its subsidiaries and joint venture have been prepared in accordance with International Financial Reporting Standards and Interpretations (collectively (IFRS)) issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the group’s accounting policies. The areas involving a high degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 2.

After reviewing the group’s budget for the next financial year, and other longer term plans, the directors are satisfied, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements. The directors have no reason to believe that the group will not be a going concern for at least the next 12 months based on forecasts and available cash resources and available facilities.

NEW STANDARDS AND INTERPRETATIONS APPLIED

The IASB has issued the following new standards, amendments to published standards and interpretations to existing standards with effective dates on or prior to January 1, 2017 which have been adopted by the group for the first time this year. These have not had a material impact.

Effective period commencing on or after
IAS 12	Amendments – Recognition of deferred tax assets for unrealized losses	January 1, 2017
IAS 7	Amendments – Disclosure initiative	January 1, 2017
	Annual improvements to IFRSs (2014 – 2016 cycle)	January 1, 2017

STANDARDS EFFECTIVE IN FUTURE PERIOD

Certain new standards, amendments and interpretations to existing standards have been published that are relevant to the group’s activities and are mandatory for the group’s accounting periods beginning after January 1, 2018 or later periods and which the group has decided not to adopt early. These include:

Effective period commencing on or after
IFRS 9	Financial instruments	January 1, 2018
IFRS 15	Revenue from contracts with customers	January 1, 2018
IFRS 16	Leases	January 1, 2019
	Clarifications to IFRS 15 revenue from Contracts with Customers	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019
IAS 28	Amendments – Long-term interests in Associates and Joint Ventures	January 1, 2019
	Annual Improvements to IFRSs (2015-2017 Cycle)	January 1, 2019

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1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

IFRS 15 is intended to introduce a single framework for revenue recognition and clarify principles of revenue recognition. This standard modifies the determination of when to recognize revenue and how much revenue to recognize. The core principle is that an entity recognizes revenue to depict the transfer of promised goods and services to the customer of an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Management have completed an assessment of the existing gold sale contract and, based on the analysis performed, do not anticipate any material impact to the recognition of revenue upon adoption of this standard based on the existing arrangements at their operations.

IFRS 16 introduces a single lease accounting model. This standard requires lessees to account for all leases under a single on-balance sheet model. Under the new standard, a lessee is required to recognize all lease assets and liabilities on the balance sheet; recognize amortization of leased assets and interest on lease liabilities over the lease term; and separately present the principal amount of cash paid and interest in the cash flow statement. The requirements of IFRS 16 extend to certain service contracts, such as mining contractors in which the contractor provides services and the use of assets, which may impact the group. Accordingly, the group have initiated a review of relevant contracts to complete an impact assessment in 2018.

IFRS 9 “Financial instruments” addresses the classification and measurement of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income (OCI) and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI. There is now a new expected credit loss model that replaces the incurred loss impairment model used in IAS 39 and will apply to loans to joint ventures although the impact is not expected to be material. It is noted that value added tax (TVA) receivables are outside the scope of this standard. For financial liabilities there were no significant changes to classification and measurement except for the recognition of changes in credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39.

CONSOLIDATION

The consolidated financial information includes the financial statements of the Company, its subsidiaries and the Company’s equity accounted joint ventures using uniform accounting policies for similar transactions and other events in similar circumstances.

SUBSIDIARIES

Subsidiaries are entities over which the group has power, exposure, or rights, to variable returns from its involvement and the ability to use its power over the investee to affect the amount of the group's returns; generally accompanying an interest of more than one-half of the voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries by the group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition costs are expensed. Identifiable assets acquired (including mineral property interests or other identifiable intangible assets) and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of comprehensive income.

F- 45

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intercompany transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

JOINT VENTURES

The group holds interests in one joint venture. In a joint venture the parties that have joint control of the arrangement (the joint venturer) have a right to the net assets of the arrangement. This right is accounted for in the consolidated financial statements using the equity method. Joint control is considered to exist when there is contractual joint control; control being the power to govern the financial and operating policies of an entity so as to obtain benefits from the activities and the ability to use its power over the investee to affect the amounts of the group’s returns by the joint venturers.

Acquisitions

Except for initial recognition under IFRS 11 transition rules, further investments in additional joint ventures are initially recognized at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Goodwill on associated companies and joint ventures represents the excess of the cost of acquisition of the associate or joint venture over the group’s share of the fair value of the identifiable net assets of the associate or joint venture and is included in the carrying amount of the investment.

Joint ventures are accounted for using the equity method of accounting. In applying the equity method of accounting, the group’s share of its joint ventures’ post-acquisition profits or losses are recognized in profit or loss and its share of post-acquisition other comprehensive income is recognized in other comprehensive income. These post-acquisition movements and distributions received from the joint venture companies are adjusted against the carrying amount of the investments. When the group’s share of losses in a joint venture company equals or exceeds its interest in the joint venture company, including any other unsecured non-current receivables, the group does not recognize further losses, unless it has obligations to make or has made payments on behalf of the joint venture company. Unrealized gains on transactions between the group and its joint venture companies are eliminated to the extent of the group’s interest in the joint venture companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Trading receivables and payables with joint ventures are classified within trade and other receivables and payables. The accounting policies of joint venture companies have been changed where necessary to ensure consistency with the accounting policies adopted by the group.

Dividends received are classified as operating cash flows in the consolidated cash flow statement.

The carrying value of the investment in joint venture is compared to the recoverable amounts whenever circumstances indicate that the net book value may not be recoverable. An impairment is recognized in the profit or loss to the extent that the carrying value exceeds the recoverable amount.

SEGMENTAL REPORTING

An operating segment is a group of assets and operations engaged in performing mining or advanced exploration that are subject to risks and returns that are different from those of other segments. Other parts of the business are aggregated and treated as part of a ‘corporate and exploration’ segment. The group provides segmental information using the same categories of information which the group’s chief operating decision maker utilizes. The group’s chief operating decision maker is considered by management to be the board of directors.

The group has only one business segment, being that of gold mining. Segment analysis is based on the mining operations and exploration projects that have a significant amount of capitalized expenditure or other fixed assets.

F- 46

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FOREIGN CURRENCY TRANSLATION

Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars, which is also the functional currency of the Company and its significant subsidiaries and joint ventures.

Transactions and balances

Foreign currency transactions are translated into the relevant functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive income in other income and other expenses.

INTANGIBLE ASSETS

Mineral properties

Mineral properties acquired are recognized at fair value at the acquisition date. Mineral properties are recognized at fair value if acquired as part of a business combination, whereas they are recognized at cost if acquired as an asset. Mineral properties are tested annually for impairment on the same basis that property, plant and equipment are when there is an indication of impairment. Mineral properties are amortized on units of production basis from the point at which the mine commences production (refer to ‘depreciation and amortization’ policy below).

PROPERTY, PLANT AND EQUIPMENT

Long-lived assets and mine development costs

Long-lived assets including development costs and mine plant facilities (such as metallurgical plant, tailings and raw water dams, power plant and mine infrastructure) are initially recorded at cost. Development of ore bodies includes the development cost of shaft systems and waste rock removal that allows access to reserves that are economically recoverable in the future. Cost associated with underground development are capitalized when the works provide access to the ore body, whereas costs associated with ore extraction from operating ore body sections are treated as operating costs. Where relevant the estimated cost of dismantling the asset and remediating the site is included in the cost of property, plant and equipment, subsequently they are measured at cost less accumulated amortization and impairment.

Development costs consist primarily of direct expenditure incurred to establish or expand productive capacity.

Costs are capitalized during the construction of a new mine until commercial levels of production are achieved (refer to ‛commercial production’ below), after which the relevant costs are amortized. Costs are capitalized provided that the project is considered to be commercially, technically and economically viable. Such viability is deemed to be achieved when the group is confident that the project will provide a satisfactory return relative to its perceived risks and is sufficiently certain of economic production. Costs which are necessarily incurred while commissioning new assets, in the period before they are capable of operating in the manner intended by management, are capitalized under ‘Long-lived assets and mine development costs’.

Development costs incurred after the commencement of production are capitalized to the extent they are expected to give rise to a future economic benefit.

Commercial production

When a mine construction project is substantially complete and ready for its intended use the asset moves into the production stage, the capitalization of certain mine construction costs ceases and subsequent costs are either regarded as inventory or expensed, except for capitalizable costs related to subsequent mining asset additions or improvements, underground mine development or ore reserve development.

F- 47

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The commissioning of an underground mine typically occurs in phases, with sections brought into production while deeper levels remain under construction. The shared infrastructures, such as declines of shafts, are assessed to determine whether they contribute to the production areas. Where they contribute to production, the attributable costs are transferred to production assets and start to be depreciated. The costs transferred comprise costs directly attributable to producing zones or, where applicable, estimates of the portion of shared infrastructure that are attributed to the producing zones.

Development expenditure approval

Development activities commence after project sanctioning by the appropriate level of management. Judgment is applied by management in determining when a project has reached a stage at which economically recoverable reserves exists such that development may be sanctioned. In exercising this judgment, management is required to make certain estimates and assumptions similar to those described below for capitalized exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available.

Stripping costs

In surface mining operations, the group may find it necessary to remove waste materials to gain access to mineral ore deposits prior to and after production commences. This waste removal activity is known as ‘stripping’. Prior to production commencing from a pit, stripping costs are measured internally and capitalized until the point where the overburden has been removed and access to the ore commences. Subsequent to production, waste stripping continues, either as part of ore extraction as a run of mine activity or due to strategic decisions such as pit push-back campaigns. There are two benefits accruing to the group from stripping activity during the production phase: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. Economic ore extracted during this period and subsequently is accounted for as inventory. The production stripping costs relating to improved access to further quantities in future periods are capitalized as a stripping activity asset, if and only if, all of the following are met:

•	it is probable that the future economic benefit (improved access to the ore body) associated with the stripping activity will flow to the group;
•	the group can identify the component of the ore body for which access has been improved; and
•	the costs relating to the stripping activity associated with that component or components can be measured reliably.

In determining the relevant component of the ore body for which access is improved, the group componentizes its mine into geographically distinct ore body sections or phases to which the stripping activities being undertaken within that component are allocated. Such phases are determined based on assessment of factors such as geology and mine planning.

Once determined that any portion of the production stripping costs should be capitalized, the group typically uses the average stripping ratio of the component or phase of the mine to which the production stripping cost related to determine the amount of the production stripping costs that should be capitalized, unless the direct costs of stripping activity can be separately identified in which case such costs are capitalized.

The group depreciates the deferred costs capitalized as stripping assets on a unit of production method, with reference to the ex-pit ore production from the relevant ore body component or phase.

Short-lived assets

Short-lived assets including non-mining assets are shown at cost less accumulated depreciation and impairment.

Depreciation and amortization

Long-lived assets include mining properties, such as metallurgical plant, tailings and raw water dams, power plant and mine infrastructure, as well as mine development costs and are depreciated on a unit of production basis.

F- 48

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Depreciation and amortization are charged over the life of the mine (or over the remaining useful life of the asset, if shorter) based on estimated ore tonnes contained in proven and probable reserves to be extracted using the relevant asset, to reduce the cost to estimated residual values. No future capital expenditure is included in the depreciable value. Proven and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in the future from known mineral deposits. Only proven and probable reserves are used in the tonnes milled units of production depreciation calculation. Any changes to the expected life of the mine (or asset) are applied prospectively in calculating depreciation and amortization charges.

Depreciation of construction and development costs commences when commercial production is achieved, as detailed above. Underground development costs that are attributable to the commissioned sections of an underground mine are depreciated from the date the development provides access to operational areas and ore extraction begins from those areas. Other assets under construction, such as plant improvement projects, are depreciated from the date they are commissioned, based on assessment by the group’s engineers.

Short-lived assets which include motor vehicles, office equipment and computer equipment are depreciated over estimated useful lives of between two to five years but limited to the remaining mine life. Residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively. Depreciation starts when the assets are ready and available for use.

Impairment

The carrying amount of the property, plant and equipment of the group is compared to the recoverable amount of the assets whenever events or changes in circumstances indicate that the net book value may not be recoverable. The recoverable amount is the higher of value in use and the fair value less cost to sell. In assessing the value in use, the expected future cash flows from the assets is determined by applying a discount rate to the anticipated risk adjusted future cash flows. The discount rate used is derived from the group’s weighted average cost of capital adjusted for asset specific factors as applicable. An impairment is recognized in the profit or loss to the extent that the carrying amount exceeds the assets’ recoverable amount. Only proven and probable reserves are used in the calculations and the models use the approved mine plan and exclude capital expenditure which enhance the assets or extractable ore tonnes outside of such approved mine plan. The revised carrying amounts are depreciated in line with group accounting policies.

A previously recognized impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognized in the profit or loss and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior years.

Assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units) for purposes of assessing impairment. The estimates of future discounted cash flows are subject to risks and uncertainties including the future gold price. It is therefore reasonably possible that changes could occur which may affect the recoverability of property, plant and equipment.

INVENTORIES

Inventories include ore stockpiles, gold in process and doré, and supplies and spares and are stated at the lower of cost or net realizable value. The cost of ore stockpiles and gold produced is determined principally by the weighted average cost method using related production costs.

Costs of stockpiles include costs incurred up to the point of stockpiling, such as mining and grade control costs, but exclude future costs of production. Ore extracted is allocated to separate stockpiles based on estimated grade, with grades below defined cut-off levels treated as waste and expensed. While held in physically separate stockpiles, the group blends the ore from each stockpile when feeding the processing plant to achieve the resultant gold content. In such circumstances, lower and higher grade ore stockpiles each represent a raw material, used in conjunction with each other, to deliver overall gold production, as supported by the relevant feed plan. Kibali’s high and medium grade ore stockpile is above 1.53g/t with a marginal ore cut-off grade of 0.99 g/t.

F- 49

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The processing of ore in stockpiles occurs in accordance with the Life of Mine (LOM) processing plan that has been optimized based on the known mineral reserves, current plant capacity and mine design. Ore tonnes contained in the stockpile which are to be milled as per the mine plan over the period beyond the next twelve months, are classified as non-current in the statement of financial position.

Net realizable value of ore stockpiles is determined with reference to estimated contained gold and market gold prices applicable. Ore stockpiles which are blended together or with future ore mined when fed to the plant are assessed as an input to the gold production process to ensure the combined stockpiles are carried at the lower of cost and net realizable value. Ore stockpiles which are not planned to be blended in production are assessed separately to ensure they are carried at the lower of cost and net realizable value, although no such stockpiles are currently held.

Costs of gold inventories include all costs incurred up until production of an ounce of gold such as milling costs, mining costs and directly attributable mine general and administration costs but exclude transport costs, refining costs and royalties. Net realizable value is determined with reference to estimated contained gold and market gold prices.

Stores and materials consist of consumable stores and are valued at weighted average cost after appropriate impairment of redundant and slow moving items. Consumable stock for which the group has substantially all the risks and rewards of ownership are brought onto the statement of financial position as current assets.

INTEREST/BORROWING COSTS

Interest is recognized on a time proportion basis, taking into account the principal outstanding and the effective rate over the period to maturity. Borrowing cost is expensed as incurred except to the extent that it relates directly to the construction of property, plant and equipment during the time that is required to complete and prepare the asset for its intended use, when it is capitalized as part of property, plant and equipment. Borrowing costs are capitalized as part of the cost of the asset where it is probable that the asset will result in economic benefit and where the borrowing cost can be measured reliably. No interest or borrowing costs have been capitalized during the year or during the prior year.

ROYALTIES

Royalty arrangements based on mineral production are in place at each operating mine. The primary type of royalty is a net smelter return royalty. Under this type of royalty the group pays the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less selling costs. A royalty expense is recorded when revenue from the sale of gold is recognized.

FINANCIAL INSTRUMENTS

Financial instruments are measured as set out below. Financial instruments carried on the statement of financial position include cash and cash equivalents, trade and other receivables, trade and other payables, available for sale financial assets, loans to joint ventures and loans to minorities.

Cash and cash equivalents

Cash and cash equivalents are carried in the statement of financial position at cost. For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short term highly liquid investments with a maturity of three months or less at the date of purchase and bank overdrafts. In the statement of financial position, bank overdrafts are included in borrowings in current liabilities.

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1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Trade and other receivables

Trade and other receivables are recognized initially at fair value. There is a rebuttable presumption that the transaction price is fair value unless this could be refuted by reference to market indicators. Subsequently, trade and other receivables are measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.

Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable may be impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

Value added tax (TVA)

TVA receivables are recognized initially at cost. Subsequently, TVA receivables are measured at amortized cost using the effective interest method, less provision for impairment.

The group assesses at each reporting period whether there is an indication that these receivables may be impaired taking into account the risk of non-collectability and timing of receipt.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Available-for-sale financial assets are designated on acquisition. They are normally included in current assets and are carried at fair value. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is recognized in the statement of comprehensive income within other expenses, other movements in fair value are recognized in other reserves within other comprehensive income.

Loans and borrowings (including bank borrowings when applicable, loans from joint venture partners and related companies and finance leases)

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the statement of comprehensive income over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

Trade and other payables

Accounts payable and other short term monetary liabilities, are initially recognized at fair value, which equates to the transaction price, and subsequently carried at amortized cost using the effective interest method.

REHABILITATION COSTS

The net present value of estimated future rehabilitation costs is provided for in the financial statements and capitalized within property, plant and equipment on initial recognition. Rehabilitation will generally occur on closure or after closure of a mine. Initial recognition is at the time of the construction or disturbance occurring and thereafter as and when additional construction or disturbances take place. The estimates are reviewed annually to take into account the effects of inflation and changes in estimated risk adjusted rehabilitation works cost and are discounted using rates that reflect the time value of money.

Annual increases in the provision due to the unwinding of the discount are recognized in the statement of comprehensive income as a finance cost. The present value of additional disturbances and changes in the estimate of the rehabilitation liability are recorded to mining assets against an increase/decrease in the rehabilitation provision. The rehabilitation asset is amortized as noted previously. Rehabilitation projects undertaken, included in the estimates, are charged to the provision as incurred. Environmental liabilities, other than rehabilitation costs, which relate to liabilities arising from specific events, are expensed when they are known, probable and may be reasonably estimated.

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1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROVISIONS

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

CURRENT TAX

Current tax is the tax expected to be payable on the taxable income for the year calculated using rates (and laws) that have been enacted or substantively enacted by the reporting date. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.

DEFERRED TAXATION

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss, it is not recognized. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the temporary differences reverses. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax is provided on temporary differences arising on investments in subsidiaries and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

SHARE CAPITAL

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction from the proceeds.

CONTINGENT LIABILITIES

The group discloses contingent liabilities when possible obligations exist as a result of past events, unless the possible outflows of economic benefits are considered remote. By their nature, contingencies will often only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In certain circumstances, to provide transparency, the group voluntarily elects to disclose information regarding claims for which any outflow of economic benefit is considered remote.

LEASES

As lessee

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys a right to use the asset. Leases of plant and equipment where the Company assumes a significant portion of risks and rewards of ownership are classified as a finance lease. Finance leases are capitalized at the estimated present value of the underlying lease payments. Each lease payment is allocated between the liability and the finance charges to achieve a constant rate on the finance balance outstanding. The interest portion of the finance payment is charged to the statement of comprehensive income over the lease period. The plant and equipment acquired under the finance lease are depreciated over the useful lives of the assets, or over the lease term if shorter. Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.

Payments made under operating leases are charged to the statement of comprehensive income on a straight-line basis over the period of the lease.

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1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

As lessor

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Lease income under operating leases is recognized to the statement of comprehensive income on a straight-line basis over the period of the lease.

Where a significant portion of the risks and rewards of ownership are transferred the group is required to account as though it were acting as a lessor in a finance lease. Hire purchase loans disclosed under receivables represent outstanding amounts due under finance lease arrangements less finance charges allocated to future periods.

REVENUE RECOGNITION

The group enters into contracts for the sale of gold. Revenue arising from gold sales under these contracts is recognized when the price is determinable, the product has been delivered in accordance with the terms of the contract, the significant risks and rewards of ownership have been transferred to the customer and collection of the sales price is reasonably assured. These criteria are met when the gold leaves the mines smelt house.

As sales from gold contracts are subject to customer survey adjustment, sales are initially recorded on a provisional basis using the group’s best estimate of the contained metal. Subsequent adjustments are recorded in revenue to take into account final assay and weight certificates from the refinery, if different from the initial certificates. The differences between the estimated and actual contained gold have historically not been significant.

EXPLORATION AND EVALUATION COSTS

The group expenses all exploration and evaluation expenditures until the directors conclude that a future economic benefit is more likely than not of being realized, i.e. ‘probable’. While the criteria for concluding that expenditure should be capitalized is always probable, the information that the directors use to make that determination depends on the level of exploration.

Exploration and evaluation expenditure on brownfield sites, being those adjacent to mineral deposits which are already being mined or developed, is expensed as incurred until the directors are able to demonstrate that future economic benefits are probable through the completion of a suitable technical and financial study that demonstrates the viability of the project, after which the expenditure is capitalized as a mine development cost. The technical and financial study consists of a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating economic factors and the evaluation of other relevant factors. The study, when combined with existing knowledge of the mineral property that is adjacent to mineral deposits that are already being mined or developed, allow the directors to conclude that it is more likely than not that the group will obtain future economic benefit from the expenditures.

Exploration and evaluation expenditure on greenfield sites, being those where the group does not have any mineral deposits which are already being mined or developed, is expensed until such time as the directors have sufficient information to determine that future economic benefits are probable, after which the expenditure is capitalized as a mine development cost. The information required by directors is typically a final feasibility study however a technical and financial study may be deemed to be sufficient where the additional work required to prepare a final feasibility study is not significant or the work done at the technical and financial study level clearly demonstrates an economic asset. Exploration and evaluation expenditure relating to extensions of mineral deposits which are already being mined or developed, including expenditure on the definition of mineralization of such mineral deposits, is capitalized as a mine development cost following the completion of an economic evaluation. This economic evaluation is distinguished from a technical and financial study in that some of the information that would normally be determined from first principles is instead obtained from the existing mine or development. This information when combined with existing knowledge of the mineral property already being mined or developed allow the directors to conclude that more likely than not the Company will obtain future economic benefit from the expenditures. Costs relating to property acquisitions are capitalized within development costs.

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1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DIVIDEND DISTRIBUTION

Dividend distribution to the Company’s shareholders is recognized as a liability in the group’s financial statements in the period in which the dividends are approved by the board of directors and declared to shareholders.

2. KEY ACCOUNTING ESTIMATES AND JUDGMENTS

Some of the accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates or determining the appropriate accounting treatment for a transaction.

By their nature, these judgments are subject to an inherent degree of uncertainty and are based on historical experience, terms of existing contracts, management’s view on trends in the gold mining industry and information from outside sources.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are discussed below:

VALUE ADDED TAX (TVA)

Included in trade and other receivables (refer to note 11) is a recoverable TVA balance (including recoverable TVA on fuel duty and after discounting provisions) of $134.5 million (2016: $131.2 million) (2015: $137.4 million) owing by the fiscal authorities in the Democratic Republic of Congo (DRC).

The group continues to seek recovery of TVA in the DRC, in line with the mining code and the carrying value of the receivable has been assessed considering factors such as the level of receipts in the period and to date, relationships and communications with government officials and the tax authority and the limited quantum of disputed submissions. Judgments exist in assessing recovery of these receivables. While the TVA balance is considered collectible uncertainty exists regarding the timing of receipt. Accordingly the receivable has been discounted by $17.9 million (2016: $7.8 million) (2015: Nil) which required estimates as to the timing of future receipts based on historical trends and the applicable discount rate thereon. A discount rate of 8.5% has been applied to the expected cash receipts and 2% applied to the amounts forecasted to be recovered through offsetting. Management have assumed a recoverable period of 48 months with a reduced level of receipts in the next 12 months. The increase in provision reflects an increase in the discount rate to reflect assessed risk and an extension in the recovery period from 18 months to 48 months. A 1% change in the discount rate would increase the provision by $1.1 million. A one year delay to recovery would increase the provision by $7.8 million.

CARRYING VALUES OF PROPERTY, PLANT AND EQUIPMENT

The group assesses at each reporting period whether there is any indication that these assets may be impaired (refer to note 8 and 9). If such indication exists, the group estimates the recoverable amount of the asset. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less cost to sell’. The estimates used for impairment reviews are based on detailed mine and operating plans. Future cash flows are based on estimates of:

•	the quantities of the proven and probable reserves being reserves for which there is a high degree of confidence in economic extraction;
•	future production levels;
•	future commodity prices; including oil forecast at $70bbl (2016: $60bbl) (2015: $60bbl);
•	future cash cost of production and capital expenditure associated with extraction of the proven and probable reserves in the approved mine plan;
•	future gold prices – a gold price curve was used for the impairment calculations starting at a $1,250/oz gold price (2016: $1,200oz) (2015: $1,150/oz) and increasing at an average of 2.5% per annum (2016: 2.0%) (2015: 1.5%). The gold price curve was determined after consideration of a range of forecast techniques and data sources;
•	a discount rate equivalent to 8.2% pre-tax (2016: 7.8%) (2015: 7.9%); and
•	an inflation rate of 2.5% (2016: 2%) (2015: 1.5%).

F- 54

2. KEY ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

A reduction in forward gold prices in excess of 17.0% or an increase in the discount rate to 18.7% is required to give rise to impairment at the mine. However, having considered such scenarios, the directors remain satisfied that no impairment is appropriate. The model is considered suitably conservative with proven and probable reserves based on a $1,000/oz gold price (2016: $1,000/oz) (2015: $1,000/oz).

OPEN CAST MINE STRIPPING

The group capitalizes costs, associated with stripping activity, to expose the orebody, within mining assets.  Judgment is required in determining the relevant section or phase of the orebody to which stripping activity relates, based on assessment of factors such as mine planning, geology of the open cast pits and strategic board decisions such as the pushback campaigns which requires judgment over the eligible costs. The group capitalized $19.2 million (2016: $15.2 million) (2015: $Nil million) to stripping assets with a net book value of $12.3 million (2016: $9.6 million). The capitalized stripping costs relate to two open cast satellite pits, Pakaka and Kombokolo. The group subsequently depreciates relevant stripping assets as that section of the orebody is mined which requires judgment as to the relevant section of the orebody for depreciation.

CAPITALIZATION AND DEPRECIATION

There are several methods that could be adopted for calculating depreciation, i.e. the straight line method, the production method using ounces produced and the production method using tonnes milled. The directors believe that the tonnes milled method is the best indication of plant and infrastructure usage. Refer to note 1 for the depreciation policy. Estimates are required regarding the allocation of assets to relevant proven and probable reserves in the units of production calculations, with assessments involving the group’s mining, capital and geology departments. Proven and probable reserves are used in each depreciation calculation, which is considered to be a suitably conservative measure of the future ore extractable using existing assets. Expenditure incurred to date in underground infrastructure development considered to have been commissioned, is depreciated over the remaining proven and probable reserves of the underground mine, as the infrastructure provides access to the future mining areas.

The group applies judgment in allocating costs between operating and capital items in respect of underground mining and in determining the date depreciation commences. Costs are capitalized when the activity provides access to future ore bodies and are expensed as operating costs when the works involve extraction of ore from operational sections of the ore body. The nature of activity is assessed based on information provided by contractors, together with inspections by the group’s mining teams. Direct labor, materials and other costs are specifically allocated based on the activity performed. Indirect costs that attributable to underground works are allocated between capital and operating expenses based on factors such as development versus operating meters.

Judgment is required in determining the point at which assets under construction at Kibali began commercial production and should be depreciated. Depreciation start dates are determined considering the factors detailed in note 1 and during 2015 Kibali underground mine assets attributable to production started to be depreciated. The commissioning of the underground happens in phases and as the sections are brought into production the attributable costs are transferred and depreciated. Judgment was applied in identifying the costs considered attributable to this production. Additionally, given ongoing mine construction and development, judgment was required in allocating costs between operating costs, ore stockpiles and ongoing capital works. Costs have been allocated based on the underlying activity and economic benefits.

GOLD PRICE ASSUMPTIONS

The following gold prices were used in the mineral reserves optimization calculation:

Kibali	2017	2016	2015
$/oz	1,000	1,000	1,000

Changes in the gold price used could result in changes in the mineral reserve optimization calculations. Mine modelling is a complex process and hence it is not feasible to perform sensitivities on gold price assumptions in respect of ore reserves.

F- 55

2. KEY ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

DETERMINATION OF ORE RESERVES

The group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2012 (the JORC code). Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, as well as the assessment of the carrying value of mining assets. There are numerous uncertainties inherent in estimating ore reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in the reserves being restated.

FUTURE REHABILITATION OBLIGATIONS

The net present value of current rehabilitation estimates have been discounted to their present value at 2.5% per annum (2016: 2.5%) (2015: 2.25%) being the prevailing risk free interest rates. The majority of expenditure is expected to be incurred at the end of the mine life. The group undertakes regular assessments by external experts of its mine closure plans, together with assessments by internal staff in the intervening periods, to determine the required rehabilitation works, cost of works and timing of such works. Judgment is required in determining the appropriate costs, timing of costs, discount rates and inflation. For further information, including the carrying amounts of the liabilities, refer to note 17. A 1% change in the discount rate on the group’s rehabilitation estimates would result in an impact of $3.2 million (2016: $3.2 million) (2015: $1.8 million) on the provision for environmental rehabilitation, and an impact of $0.2 million (2016: $0.2 million) (2015: $0.05 million) on the statement of comprehensive income.

STOCKPILES, GOLD IN PROCESS AND PRODUCT INVENTORIES

Costs that are incurred in or benefit the productive process are accumulated as stockpiles, gold in process and product inventories. Net realizable value tests are performed at least annually and represent the estimated future sales price of the product based on contained gold and metals prices, less estimated costs to complete production and bring the product to sale. Judgment is required in assessing whether stockpiles of different grades should be tested individually, or tested as inputs to the gold production process, as detailed in the group’s accounting policy. In the current year, the stockpiles were tested reflecting the planned blended feed of such stockpiles to the mill on the basis that they are blended together and with future ore mined.

Stockpile quantities are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The forecast gold prices and cost escalators were those used in the impairment test detailed above.

EXPLORATION AND EVALUATION EXPENDITURE

The group has to apply judgment in determining whether exploration and evaluation expenditure should be capitalized or expensed. Management exercises this judgment based on the results of economic evaluations or feasibility studies. Costs are capitalized where those studies conclude that more likely than not the group will obtain future economic benefit from the expenditures.

F- 56

2. KEY ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

RECOVERY OF DEFERRED TAX ASSETS

Management have recognized a deferred tax asset of $43.2 million (2016: $11.1 million deferred tax liability) (2015: $41.9 million deferred tax liability). The group has to apply judgment in determining the recoverable amount of deferred tax assets. Deferred tax assets are recognized to the extent that their utilization is probable, being based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future, against which the reversal of temporary differences can be deducted. The recoverability of the asset has been assessed considering factors such as the underlying assumptions in the life of mine plan, the operating performance of the mine and any restrictions under the DRC tax code.

The group considers the deferred tax assets to be recoverable owing to the latest life of mine plan which estimates the asset being fully utilized within 3 years. The gold price would have to fall below $1,040/oz before the tax losses are not utilized.

F- 57

3. OTHER INCOME AND EXPENSES

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Other Income from operating activities comprise:
Other income	146	136	-
Net foreign exchange gains	-	-	1,657
	146	136	1,657

The total other income is not considered to be part of the main revenue generating activities and as such the group presents this income separately from revenue.

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Other Expenses:
Management Fee	4,385	4,296	3,658
Net foreign exchange loss	38,469	36,134	-
Discounting provision	12,177	7,820	-
	55,031	48,250	3,658

The net foreign exchange loss primarily refers to the retranslation of TVA receivables (refer to note 11) denominated in Congolese Francs which is translated into the US dollar functional currency of the subsidiary. The discounting provision movement relates to TVA receivables (refer to note 2).

4. MINING AND PROCESSING COSTS

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Mining and processing costs comprise:
Mine production costs	232,209	202,323	177,467
Movement in production inventory
and ore stockpiles	28,933	(7,389)	8,234
Depreciation and amortization	264,415	210,925	192,509
Other mining and processing costs	173,423	188,863	172,502
	698,980	594,722	550,712

5. EXPLORATION and corporate expenditurE

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Exploration and corporate expenditure comprise:
Exploration expenditure	2,760	2,748	3,132
Corporate expenditure	5,445	3,650	1,943
Recycling of permanent losses on available-for-sale asset	-	-	3,173
	8,205	6,398	8,248

F- 58

6. FINANCE INCOME AND COSTS

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Finance income comprise:
Bank interest	20	15	19
Interest received – loans and receivables	4,127	4,720	4,799
Total finance income	4,147	4,735	4,818

Finance costs comprise:
Interest expense on finance lease	(3,931)	(4,482)	(4,800)
Interest expense on bank borrowings	(1,018)	(467)	(192)
Unwinding of discount on provisions for Rehabilitation	(529)	(349)	(384)
Total finance costs	(5,478)	(5,298)	(5,376)
Net finance costs	(1,331)	(563)	(558)

7. INCOME TAXES

$000		Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Current taxation		-	7,868	8,377
Deferred taxation	10	(54,333)	(30,830)	9,463
		(54,333)	(22,962)	17,840

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the statutory tax rate applicable to the group’s operations.

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

(Loss)/profit before tax	(40,349)	26,728	155,825
Tax calculated at the DRC effective tax rate of 30%	(12,105)	8,018	46,748
Reconciling items:
Exempt income	(40,948)	(38,922)	(34,218)
Net capital allowances not deductible	-	-	(157)
Other permanent differences	(1,280)	74	(2,910)
Corporate tax at 1/100 from revenue	-	7,868	8,377
Taxation (credit) / charges	(54,333)	(22,962)	17,840

Kibali (Jersey) Limited is subject to an income tax rate in Jersey at 0%. In the DRC, Kibali is subject to corporation tax at 30%. The mine has historically been required to pay a minimum of 1/100 of the Company’s revenue as tax. While the mine paid these amounts it has always disputed that the tax should be applied to mining companies. During 2017, the mine received confirmation from the tax authority that no minimum tax applies and therefore no minimum tax has been recorded in 2017 (2016: $7.9 million) (2015: $8.4 million). The group is seeking recovery of past taxes of $13.3 million but no asset has been recognized as there is currently insufficient certainty of recovery due to an ongoing dispute. Kibali have capital allowances for deduction against future mining income. Kibali (Jersey) Limited’s estimated tax losses carried forward at December 31, 2017 amounted to $520.5 million (2016: $359.4 million) (2015: $293.0 million) at the tax rate of 30%.

F- 59

8. PROPERTY, PLANT AND EQUIPMENT

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Mine properties, mine development costs and mine plant facilities and equipment cost
Cost
Balance at the beginning of the year	2,475,924	2,266,854	1,989,757
Additions	246,406	209,070	277,097
Balance at the end of the year	2,722,330	2,475,924	2,266,854

Accumulated depreciation
Balance at the beginning of the year	(407,617)	(254,551)	(121,620)
Depreciation charged for the year	(206,995)	(153,067)	(132,931)
Balance at the end of the year	(614,612)	(407,618)	(254,551)

Net book value	2,107,718	2,068,306	2,012,303

Long-lived assets and development costs

Included in plant and equipment are long-lived assets and development costs which are amortized on a units of production basis as detailed in note 2 and include mining properties, such as processing plants, tailings facilities, raw water dams and power stations, as well as mine development costs. The net book value of these assets was $2,023 million at December 31, 2017 (2016: $1,997 million) (2015: $1,939.6 million). The value of assets under construction included in plant and equipment that are not depreciated is $229.9 million (2016: $507.0 million) (2015: $454.3 million). Refer to note 2 for judgments applied in regards to stripping assets.

Short-lived assets

Included in property, plant and equipment are short-lived assets which are depreciated over a short life which reflects their likely useful economic life and are comprised of motor vehicles, computer equipment, aircrafts and fixtures and fittings. The net book value of these assets was $51.6 million at December 31, 2017 (2016: $7.9 million) (2015: $5.8 million). The movement in the period occurred as a result of the reclassification of the net book value of certain assets from long-lived to short-lived assets based on a reassessment of their remaining useful economic life.

Rehabilitation asset

A rehabilitation asset has been recognized relating to the rehabilitation liability to the value of $17.2 million (2016: $17.1 million) (2015: $13.0 million) (refer to note 17). Depreciation of the rehabilitation asset began on October 1, 2013 when the group commenced commercial production. The asset is depreciated over the life of the mine on a unit of production basis.

Leased assets

The net carrying amount of property, plant and equipment includes the following amount in respect of assets held under finance lease (refer to note 19):

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Finance Lease Mining Assets	16,627	46,153	53,908

KAS 1 Limited (KAS) is an asset leasing joint venture in which the group has a 50.1% interest. Together with Bougues Traveux Publics SAS (BYTP), the group provides funding to KAS to buy the assets and in return leases the assets under a finance lease to Kibali, a subsidiary of the group. During the period Management have reassessed the remaining useful economic life of certain KAS assets which resulted in an accelerated depreciation charge. Refer to notes 19, 25 and 26.

F- 60

9. MINERAL PROPERTIES

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Cost
At the beginning and end of the year	745,092	745,092	745,092
Amortization
At the beginning of the year	(168,556)	(110,698)	(51,120)
Charge for the year	(57,419)	(57,858)	(59,578)
At the end of the year	(225,975)	(168,556)	(110,698)

Net book value	519,117	576,536	634,394

Mineral properties represent the amounts attributable to license interest on the purchase of Moto Goldmines Limited (Moto) in 2009. The balance has been amortized over the life of mine on a unit of production basis since the group commenced commercial production on October 1, 2013.

10. DEFERRED TAXATION

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Deferred taxation is calculated on temporary differences under the liability method using a tax rate of 30% in respect of the DRC operations.
The movement on deferred taxation is as follows:
At the beginning of the year	(11,096)	(41,926)	(32,463)
Statement of comprehensive income charge	54,333	30,830	(9,463)
At the end of the year	43,237	(11,096)	(41,926)

Deferred taxation comprise the following:
Tax losses carried forward attributable to accelerated capital allowances	520,526	359,449	292,981
Accelerated capital allowances	(477,289)	(370,545)	(334,907)
Net deferred taxation asset/(liability)	43,237	(11,096)	(41,926)

F- 61

11. TRADE AND OTHER RECEIVABLES

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Advances to contractors	2,280	6,070	5,238
Trade receivables	28,295	1,497	850
Prepayments and other receivables	21,544	24,239	37,501
Loan to SOKIMO (refer to note 26)	18,827	17,381	16,046
Other loans	8,360	3,081	5,231
TVA receivables	134,514	131,214	137,369
Hire purchase loans	4,465	10,978	11,277
	218,285	194,460	213,512
Less: Non-current portion
Loan to SOKIMO	18,827	17,381	16,046
Other loans and receivables (including TVA receivables)	105,768	65,616	10,445
Hire purchase loans	699	4,438	6,297
	125,294	87,435	32,788
Current portion	92,991	107,025	180,724

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Gross hire purchase loans – minimum lease payments:
No later than 1 year	3,766	6,540	4,980
Later than 1 year and no later than 5 years	699	4,438	6,297
Later than 5 years	-	-	-
Gross investment on hire purchase loans	4,465	10,978	11,277

The fair values of trade and other receivables classified as loans and receivables are approximate to the carrying value.

The classes within trade and other receivables do not contain impaired assets however TVA receivables and TVA and duties on fuel balances have been discounted with a provision of $17.9 million (2016: $7.8 million) (2015: Nil) recognized. The credit quality of receivables that are not past due or impaired remains very high. The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The Company does not hold any collateral as security. Refer to note 21 for further information on the concentration of credit risk.

The terms of payment of trade receivables is less than seven days, advances to contractors 30 days and TVA is recoverable under the mining code once submissions are approved. The group continues to seek recovery of TVA in line with the mining code. Judgment exists in assessing recovery of this amount. See note 2 for further detail.

The loan to SOKIMO bears interest at 8% and the loan and interest will be repaid through future dividends.

The hire purchase loans, receivable from a contractor, bear interest at the aggregate of 10% and the Federal Reserve Rate of 0.75%. The hire purchase loans are repayable over 3 years.

The balance of “other loans” includes loans to related parties of $0.9 million (2016: $1.1 million) (2015: Nil), these loans have no terms of repayment. Refer to note 26 for further details. All non-current receivables are due after 12 months.

F- 62

12. INVENTORIES AND ORE STOCKPILES

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Gold on hand	8,970	16,041	5,385
Consumables stores	43,728	43,363	39,782
Ore stockpiles	29,869	52,332	70,874
Gold in process	3,443	4,540	5,719
	86,010	116,276	121,760
Less: Non-current portion
Ore stockpiles	12,779	43,771	43,162
Current portion	73,231	72,505	78,598

All inventory and ore stockpiles are stated at the lower of cost or net realizable value.

Non-current ore stockpiles reflect ore tonnes not planned to be processed within the next 12 months.

13. AVAILABLE-FOR-SALE FINANCIAL ASSET

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Balance at the beginning of the year	58	45	74
Fair value movement recognized in
other comprehensive income	(34)	12	(20)
Exchange gain/(loss)	2	1	(9)
Balance at the end of the year	26	58	45

F- 63

14. SHARE CAPITAL AND PREMIUM

The total authorized number of ordinary shares is 10,000 (2016: 10,000) (2015: 10,000) for the total value of $10,000 (2016: $10,000) (2015: $10,000). All issued shares are fully paid. The total number of issued shares at December 31, 2017 was 4,648 shares (2016: 4,620) (2015: 4,620).

Randgold Resources Limited (Randgold) and AngloGold Ashanti Limited (AngloGold Ashanti) are joint venture partners and shareholders of Kibali (Jersey) Limited, having acquired all 4,648 outstanding ordinary shares. In the financial year Randgold and AngloGold Ashanti each purchased 14 ordinary shares to the value of $15 million (total value of $30 million). These shares were acquired at a price of $1,071,428.57 per share in May 2017.

Refer to the Consolidated Statements of Changes in Equity for more detail on the annual movement of share capital and share premium. No movement in share capital for the shares issued above is shown due to rounding.

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Movement in the number of ordinary shares outstanding:
Balance at the beginning of the year	5	5	5
Shares issued		-	-
Balance at the end of the year	5	5	5

15. NON-CONTROLLING INTEREST

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Balance at the beginning of the year	19,777	27,624	25,522
Non-controlling interest in results of
Kibali Goldmines SA	(12,357)	(7,847)	2,102
Balance at the end of the year	7,420	19,777	27,624

The non-controlling interest represents the 10% interest SOKIMO has in Kibali Goldmines SA which is a subsidiary of Kibali (Jersey) Limited.

16. LOANS AND BORROWINGS

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Non-current
Finance lease liability (refer to note 19)	40,350	46,707	51,530
Loan – Randgold (refer to note 26)	860	222	217
	41,210	46,929	51,747
Current
Finance lease liability (refer to note 19)	7,596	8,310	8,223
Loan – Randgold (refer to note 26)	-	1,975	1,585
	7,596	10,285	9,808
Total loans and borrowings	48,806	57,214	61,555

F- 64

16. LOANS AND BORROWINGS (CONTINUED)

Finance lease liability

The finance lease liability is due to KAS in respect of the equipment which has been transferred to the group under an installment sale agreement. The finance lease liability is interest bearing at 8% and is to be reduced by rental payments monthly as agreed in the installment sale agreement. The finance lease is secured by the leased assets. Refer to note 8 for finance lease asset disclosures.

Loan – Randgold

Randgold, a joint venture partner and operator of the Kibali gold mine, incurs management fees and other expenses as part of its role as operator of the mine on behalf of the group. The loan bears no interest and is repayable on a monthly basis. The non-current portion bears no interest but the effect of discounting is non-significant.

F- 65

17. PROVISION FOR REHABILITATION

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Balance at the beginning of the year	21,163	15,533	15,341
Unwinding of discount	529	349	384
Change in estimates	1,552	5,281	(192)
Balance at the end of the year	23,244	21,163	15,533

The provisions for rehabilitation costs include estimates for the effect of inflation and changes in estimates and have been discounted to their present value at 2.5% (2016: 2.5%) (2015: 2.25%) per annum, being an estimate equivalent to the risk free rate determined with reference to US government bonds with maturity dates comparable to the estimated rehabilitation of the mines. The estimated cash costs of rehabilitation are risk adjusted. Management have based the provision for environmental rehabilitation on standards set by the World Bank, which require an environmental management plan, an annual environmental report, a closure plan, an up-to-date register of plans of the facility, preservation of public safety on closure, carrying out rehabilitation works and ensuring sufficient funds exist for the closure works. However, it is reasonably possible that the estimate of its ultimate rehabilitation liability could change as a result of changes in regulations or cost estimates. The group is committed to rehabilitation of its property. It makes use of independent environmental consultants for advice and it also uses past experience in similar situations to ensure that the provision for rehabilitation is adequate. The current Life of Mine (LOM) plan envisages the majority of the expected outflow to occur at the end of the LOM which, at the date of these accounts, is 2032 for the Kibali gold mine.

18. TRADE AND OTHER PAYABLES

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Trade payables	46,060	57,590	61,193
Payroll and other compensations	1,908	1,813	2,240
Bank account in overdraft	12,762	11,551	7,346
Accruals and other payables	43,903	60,905	46,304
	104,633	131,859	117,083

Accruals and other payables include retention, in respect of contracts with suppliers, of $8.3 million (2016: $17.9 million) (2015: $16.0 million). Accruals and other payables include Nil (2016: $8.0 million) (2015: Nil) in respect of dividends declared but unpaid.

Trade and other payables are all due within a 120 days maximum.

F- 66

19. LEASES

The finance lease liability recognized is in respect of mining vehicles which have been used in excavation and hauling of waste rock and ore under an installment sale agreement.

The lease liability is effectively secured as the rights to the leased asset revert to the lessor in the event of default.

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Gross finance lease liabilities – minimum lease payments:
No later than 1 year	11,042	12,979	12,100
Later than 1 year and no later than 5 years	39,872	42,239	52,968
Later than 5 years	6,694	13,344	13,381
Future finance charges	(9,662)	(13,545)	(18,696)
Present value of the finance lease liability	47,946	55,017	59,753

No later than 1 year	7,596	8,310	8,223
Later than 1 year and no later than 5 years	32,618	32,853	38,858
Later than 5 years	7,732	13,854	12,672
	47,946	55,017	59,753

20. SEGMENTAL INFORMATION

Operating segments have been identified on the basis of internal reports about components of the group that are regularly reviewed by the group’s chief operating decision maker. The operating segments included in the internal reports are determined on the basis of their significance to the group. In particular, the operating mine is reported as a separate segment. KAS is included within the corporate segment. The group’s chief operating decision maker is considered by management to be the board of directors. An analysis of the group’s business segments, excluding intergroup transactions, is set out below. Major customers are not identifiable because all gold is sold through an agent.

F- 67

20. SEGMENTAL INFORMATION (CONTINUED)

Country of operation	DRC	Jersey

$000	Kibali	Corporate	Intercompany eliminations and consolidation entries	Total
Year ended December 31, 2017
Profit and loss
Total revenue	754,852	-	-	754,852
Mining and processing costs excluding
depreciation	(436,054)	-	1,489	(434,565)
Depreciation and amortization	(240,345)	(2,494)	(21,575)	(264,415)
Mining and processing costs	(676,399)	(2,494)	(20,086)	(698,980)
Royalties	(31,913)	-	-	(31,913)
Exploration and corporate expenditure	(7,089)	(1,116)	-	(8,205)
Other (expenses)/income and JV profit	(54,042)	758	(1,489)	(54,772)
Finance costs	(163,730)	-	158,252	(5,478)
Finance income	1,464	13,861	(11,178)	4,147
(Loss)/profit before income tax	(176,857)	11,009	125,499	(40,349)
Income tax expense	54,333	-	-	54,333
Net (loss)/profit for the year	(122,524)	11,009	125,499	13,984
Capital expenditure	246,406		-	246,406
Total assets	2,969,999	9,514,687	(9,481,173)	3,003,512
Total liabilities	(3,093,485)	(5,778,281)	8,693,091	(178,675)

Year ended December 31, 2016
Profit and loss
Total revenue	709,372	-	-	709,372
Mining and processing costs excluding
depreciation	(385,295)	-	1,498	(383,797)
Depreciation and amortization	(186,124)	(2,165)	(22,636)	(210,925)
Mining and processing costs	(571,419)	(2,165)	(21,138)	(594,722)
Royalties	(32,976)	-	-	(32,976)
Exploration and corporate expenditure	(6,270)	(128)	-	(6,398)
Other (expenses)/income and JV profit	(47,200)	(713)	(72)	(47,985)
Finance costs	(154,288)	-	148,990	(5,298)
Finance income	1,345	14,599	(11,209)	4,735
(Loss)/profit before income tax	(101,436)	11,593	116,571	26,728
Income tax expense	22,962	-	-	22,962
Net (loss)/profit for the year	(78,474)	11,593	116,571	49,690
Capital expenditure	208,708	362	-	209,070
Total assets	2,790,160	6,852,741	(6,639,428)	3,003,473
Total liabilities	(2,515,598)	(3,339,052)	6,077,236	(222,586)

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20. SEGMENTAL INFORMATION (CONTINUED)

Country of operation	DRC	Jersey

$000	Kibali	Corporate	Intercompany eliminations and consolidation entries	Total

Year ended December 31, 2015
Profit and loss
Total revenue	747 272	-	-	747,272
Mining and processing costs excluding
depreciation	(358,872)	-	669	(358,203)
Depreciation and amortization	(160,900)	(2,055)	(29,554)	(192,509)
Mining and processing costs	(519,772)	(2,055)	(28,885)	(550,712)
Royalties	(30,196)	-	-	(30,196)
Exploration and corporate expenditure	(4,211)	(4,037)	-	(8,248)
Other (expenses)/income and JV profit	(2,861)	161	967	(1,733)
Finance costs	(149,710)	-	144,334	(5,376)
Finance income	1,245	14,750	(11,177)	4,818
Profit before income tax	41,767	8,819	105,239	155,825
Income tax expense	(20,750)	-	2,910	(17,840)
Net profit for the year	21,017	8,819	108,149	137,985
Capital expenditure	274,952	2,145	-	277,097
Total assets	2,713,792	6,572,090	(6,251,120)	3,034,762
Total liabilities	(2,654,254)	(3,197,100)	5,607776	(243,578)

21. FINANCIAL RISK MANAGEMENT

In the normal course of its operations, the group is exposed to gold price, currency, interest rate, credit and liquidity risks. In order to manage these risks, the group may enter into transactions which make use of on-balance sheet derivatives, but none were entered into in the current year. The group does not acquire, hold or issue derivatives for trading purposes. The group has developed a risk management process to facilitate, control and monitor these risks.

Foreign exchange and commodity price risk

In the normal course of business, the group enters into transactions denominated in foreign currencies (primarily Euro, British Pound, South African Rand, Congolese Franc and Australian Dollar). As a result, the group is subject to exposure from fluctuations in foreign currency exchange rates. In general, the group does not enter into derivatives to manage these currency risks and none existed in 2017, 2016 or 2015. Generally, the group does not hedge its exposure to gold price fluctuation risk and gold was sold at market spot prices in 2017, 2016 and 2015. Gold sales are made in US dollars and do not expose the group to any currency fluctuation risk. The group is also exposed to fluctuations in the price of consumables, such as fuel, steel, rubber, cyanide and lime, mainly due to changes in the price of oil, as well as fluctuations in exchange rates.

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21. FINANCIAL RISK MANAGEMENT (CONTINUED)

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Level of exposure of foreign currency risk carrying value of foreign currency balances.
Cash and cash equivalents includes balances denominated in:
• Congolese Franc (CDF)	28	249	71
• Euro (EUR)	297	17	47
• South African Rand (ZAR)	65	758	17
• British Pound (GBP)	3	55	4
• Australian Dollar (AUD)	402	369	363

Trade and other receivables includes balances denominated in:
• Congolese Franc (CDF)	4	5	-
• Euro (EUR)	-	-	306
• South African Rand (ZAR)	-	-	298
• British Pound (GBP)	-	-	1
• Australian Dollar (AUD)	-	-	-

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Trade and other payables includes balances denominated in:
• Euro (EUR)	(284)	(825)	(772)
• South African Rand (ZAR)	(1,003)	(671)	(2,567)
• British Pound (GBP)	(2)	-	(3)
• Australian Dollar (AUD)	(87)	(193)	(191)

The group’s exposure to foreign currency arises where a company holds monetary assets and liabilities denominated in a currency different to the functional currency of the holder of the instrument which is the US dollar. The following table shows the impact of a 10% change in the US dollar on profit and equity arising as a result of the revaluation of the group’s foreign currency financial instruments. The TVA balance is denominated in CDF and while not a financial instrument under IFRS 7 a movement of 10% in the year end rate would have an effect of $12.2 million on the receivable.

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21. FINANCIAL RISK MANAGEMENT (CONTINUED)

	Closing exchange rate	Effect of 10% strengthening of $000 on net earnings and equity
At December 31, 2017
• Euro (EUR)	0.83382	(28)
• South African Rand (ZAR)	12.34503	(100)

At December 31, 2016
• Euro (EUR)	0.94868	(83)
• South African Rand (ZAR)	13.71502	(67)

At December 31, 2015
• Euro (EUR)	0.91525	(47)
• South African Rand (ZAR)	15.45369	(204)

The sensitivities are based on financial assets and liabilities held at December 31, 2017 where balances were not denominated in the functional currency of the group. The sensitivities do not take into account the group’s income and costs and the results of the sensitivities could change due to other factors such as changes in the value of financial assets and liabilities as a result of non-foreign exchange influenced factors.

Interest rate and liquidity risk

Fluctuations in interest rates impact on the value of short term cash investments, interest receivable on hire purchase loans and interest payable on financing activities, giving rise to interest rate risk. The group funds working capital and capital expenditure requirements with operating cash flows. The drawdowns of any funds are subject to the approval of the Annual budget and Business plan by the board of directors.

The group has in the past been able to actively source financing through shareholder loans. The finance lease entered into bears a fixed rate of interest.

The directors believe that the working capital resources, by way of internal sources and banking facilities, are sufficient to the group’s currently foreseeable future business requirements.

		Effective
	Amount	rate for
	$000	the year
		%
Cash and cash equivalents:
All less than 90 days	3,288	0.08

Concentration of credit risk

The group’s cash balances do not give rise to a concentration of credit risk because it deals with a variety of major financial institutions. Its receivables are regularly monitored and assessed. Receivables are impaired when it is probable that amounts outstanding are not recoverable as set out in the accounting policy note for receivables. Gold doré, the group’s principal product, is produced in the DRC. The gold doré is refined and sold through the largest accredited gold refinery in the world. Credit risk is further managed by regularly reviewing the financial statements of the refinery. The group is further not exposed to significant credit risk on gold sales, as cash is received within a few days of the sale taking place. While not a financial asset for IFRS 7, included in receivables is a TVA balance (including recoverable TVA on fuel duty and after discounting provisions) of US$134.5 million (2016: US$131.0 million; 2015: US$137.0 million) (refer to note 11) that was past due. Refer to note 2. This could result in credit risk for the group.

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21. FINANCIAL RISK MANAGEMENT (CONTINUED)

Capital risk management

The group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide future returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group issue new shares (by way of funding from the joint venture partners) or will make use of intercompany loans. The group monitors capital on the basis of the gearing ratio. This ratio is calculated as net borrowings and trade and other payables (less cash) divided by total capital. Total capital is calculated as equity, as shown in the statement of financial position, plus net borrowings and trade and other payables (less cash). This measure may differ to other companies.

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Capital risk management
Borrowings and trade and other payables (note 16 and 18)	153,439	189,073	178,638
Less: cash and cash equivalents	(3,288)	(18,865)	(21,373)
Net borrowings, trade and other payables and cash	150,151	170,208	157,265
Total equity	2,824,838	2,780,887	2,791,184
Total capital	2,974,988	2,915,095	2,948,449
Gearing ratio	5%	6%	5%

Maturity analysis

The following table analyzes the group’s financial liabilities into the relevant maturity groupings based on the remaining period from the Statement of Financial Position to the contractual maturity date.

			Expected
	Trade and		Future
	other		interest
	payables	Borrowings	payments

At December 31, 2017
Financial liabilities
Within 1 year in demand	104,633	7,596	3,345
Later than 1 year and no later than 5 years	-	41,210	6,820
After 5 years	-	-	305
Total	104,633	48,806	10,470

At December 31, 2016
Financial liabilities
Within 1 year in demand	131,859	10,285	3,974
Later than 1 year and no later than 5 years	-	46,929	8,693
After 5 years	-	-	878
Total	131,859	57,214	13,545

At December 31, 2015
Financial liabilities
Within 1 year in demand	117,083	9,808	2,461
Later than 1 year and no later than 5 years	-	39,075	12,430
After 5 years	-	12,672	3,805
Total	117,083	61,555	18,696

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22. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table shows the carrying amounts and the fair values of the group’s available for sale financial instruments outstanding at December 31, 2017, 2016 and 2015. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

		Carrying
$000		amount	Fair Value
As at December 31, 2017
Categorized as level 1¹
Available-for-sale financial asset	Available for sale	26	26

As at December 31, 2016
Categorized as level 1¹
Available-for-sale financial asset	Available for sale	58	58

As at December 31, 2015
Categorized as level 1¹
Available-for-sale financial asset	Available for sale	45	45

No derivative financial instruments currently exist.

¹Level 1: fair values are derived from quoted market prices for identical assets from an active market for which an entity has immediate access.

Estimation of fair values

Trade and other receivables, trade and other payables, cash and cash equivalents, bank overdrafts, loans to and from related parties

The carrying amounts are a reasonable estimate of the fair values because of the short maturity of such instruments or their interest bearing nature.

Long term and short term borrowings

The carrying amount is a reasonable estimate of the fair value because of the short maturity of such instruments, interest bearing nature and other terms of the agreement.

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23. CASH FLOW FROM OPERATING ACTIVITIES AND NON-CASH ITEMS

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

(Loss)/Profit before income taxation	(40,349)	26,728	155,825
Adjustments for:
Interest received (Note 6)	(4,147)	(4,735)	(4,818)
Finance cost (Note 6)	4,949	4,949	4,992
Share of profits of equity accounted joint venture	(113)	(129)	(268)
Depreciation and amortization	264,415	210,925	192,509
Foreign exchange loss	38,469	36,134	-
Movement in discounting provision on TVA (Note 3)	12,177	7,820	-
Recycling of permanent losses on available-for-sale asset	-	-	3,144
Unwinding of rehabilitation provision	529	349	384
	275,930	282,041	351,768
Effects of changes in operating working capital items
- Receivables	(69,741)	(29,287)	(7,122)
- Inventories	30,266	5,484	12,565
- Trade and other payables	(11,026)	14,712	12,447
Cash generated from operations	225,429	272,950	369,658

Other non-cash items include a finance lease liability movement of $4.1 million (2016: $4.7 million) (2015: $1.2 million), finance lease assets movement of $29.7 million (2016: $6.6 million) (2015: $4.3 million), changes in rehabilitation provision estimates of $2.1 million (2016: $5.2 million) (2015: $0 million) and dividends payable of Nil (2016: $8.0 million) (2015: Nil).

Cash flows relating to loans and borrowings within financing activities comprises the following movements in finance lease liabilities:

	Non-current	Current
	loans and	loans and
$000	borrowings	borrowings	Total

At January 1, 2017	46,707	8,310	55,017
Cash flows:
Lease repayments	-	(7,228)	(7,228)
Non cash flows:
Loans and borrowings classified as non-
current at December 31, 2016	(6,357)	6,357	-
Interest and capital accrued	-	157	157
At December 31, 2017 [1]	40,350	7,596	47,946

1 Refer to note 19 and the consolidated cash flow statement.

24. COMMITMENTS AND CONTINGENT LIABILITIES

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Capital expenditure contracted for at statement of financial position date but not yet incurred is:

Property, plant and equipment	19,108	21,456	27,385

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25. INVESTMENT IN JOINT VENTURE

Set out below is the summarized financial information for KAS which is accounted for using the equity method (amounts stated at 100% before intercompany eliminations).

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015

Summarized statement of financial position
Current assets
Cash and cash equivalents	2,039	1,167	1,222
Other current assets (excluding cash)	1,649	10,061	10,584
Total current assets	3,688	11,228	11,806

Other current liabilities (including trade payables)	(1,505)	(1,457)	(1,653)
Total current liabilities	(1,505)	(1,457)	(1,653)

Non-current
Assets	48,065	46,707	51,718
Financial liabilities	(49,739)	(56,195)	(61,295)
Net assets	509	283	576

Summarized statement of comprehensive income
Operating (loss)/profit	(39)	(21)	234
Interest income	3,959	4,489	4,802
Interest expense	(3,695)	(4,210)	(4,500)
Profit and total comprehensive income for the period	225	258	536

Dividends received from joint venture	-	550	-

Reconciliation of the summarized financial information presented to the carrying amount of the group's interest in KAS
Opening net assets January 1	284	576	40
Profit for the period	225	258	536
Dividends received	-	(550)	-
Closing Net assets	509	284	576
Interest in joint venture at 50.1%	255	142	289
Funding classified as long term debt by joint venture recorded in ‘other investments in joint ventures’	25,577	28,830	31,086
Carrying value	25,832	28,972	31,375

The loan to KAS bears interest at 8% and has no fixed repayment terms. Joint control is provided through a joint venture agreement.

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26. RELATED PARTIES AND RELATED PARTY TRANSACTIONS

Related parties	Nature of relationship
Randgold	Ultimate Joint Venture partner
AngloGold Ashanti	Ultimate Joint Venture partner
AngloGold Ashanti Holdings plc	Joint Venture partner
Randgold Resources (Kibali) Limited	Joint Venture partner
Randgold Resources Congo SPRL	Entity under common control (subsidiary of Randgold)
Société des Mines de Loulo SA	Entity under common control (subsidiary of Randgold)
Société des Mines de Tongon SA	Entity under common control (subsidiary of Randgold)
Société des Mines de Gounkoto SA	Entity under common control (subsidiary of Randgold)
Rand Refinery (Pty) Limited	Associate of AngloGold Ashanti
SOKIMO	Government interest in Kibali
KAS	Joint Venture
Isiro (Jersey) Limited	Joint Venture of Randgold
KGL Isiro SARL	Subsidiary of Isiro (Jersey) Limited

$000	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015
Related party transactions
Management fee paid to Randgold	4,385	4,296	4,265
Refining fees to Rand Refinery (Pty) Limited	3,632	3,062	3,564
Interest received from SOKIMO	1,097	1,335	1,232
Shareholders interest received from KAS	1,846	2,105	2,254
Interest incurred to KAS on the finance lease liability	3,753	4,482	4,800

Amounts included in trade and other receivables owing by related parties
Rand Refinery (Pty) Limited	30,457	1,497	850
Loan to SOKIMO	18,827	17,381	16,046
Loan to Randgold Resources Congo SPRL	182	45	-
Loan to Randgold	-	942	-
Loan to KGL Isiro SARL	64	1	21
Loan to Société des Mines de Loulo SA	4	-	3
Loan to Société des Mines de Tongon SA	41	76	3
Loan to Société des Mines de Gounkoto SA	-	32	32
Amounts included in other investment in joint venture owing by related parties
Loan to KAS	25,660	28,830	31,086
Amounts included in loans and borrowings owed to related parties
Loan from Randgold	(860)	(2,197)	(1,802)
Finance lease liability with KAS	(47,946)	(55,017)	(59,753)

SOKIMO has a 10% interest in Kibali Goldmines SA, a subsidiary of the group.

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26. RELATED PARTIES AND RELATED PARTY TRANSACTIONS (CONTINUED)

Rand Refinery (Pty) Limited (Rand Refinery) is an associate of AngloGold Ashanti. Kibali Goldmines SA have incurred refining costs of $3.6 million in the year (2016: $3.1 million) (2015: $3.6 million).  $755 million (2016: $709 million) (2015: $747 million) of gold and silver was sold by Rand Refinery under the contract with Kibali Goldmines SA in which Rand Refinery is the stated agent.

It is the obligation of the joint venture parties, Randgold and AngloGold Ashanti, (joint venture partners) to fund the group for operating costs, capital costs and other costs in proportion to their respective percentage interests in Kibali (Jersey) Limited. These costs are in accordance with the Kibali Joint Venture Agreement.

The finance lease liability due to KAS is in respect of the equipment which has been transferred to the group under an installment sale agreement. Kibali (Jersey) Limited has a 50.1% shareholding in KAS.

Refer to notes 11 and 16 for the details of loans to and from related parties.

27. SUBSIDIARIES AND NON-CONTROLLING INTERESTS

The consolidated financial statements include the accounts of the Company and all of its subsidiaries and jointly controlled entities at December 31, 2017. The Company, the principal subsidiaries and their interests are:

			Country of
			incorporation
		% of	and
		interest	residence

Company	Kibali (Jersey) Ltd		Jersey
Subsidiary	Border Energy East Africa (Pty) Ltd	100%	Uganda
Subsidiary	Moto (Jersey) 1 Ltd	100%	Jersey
Subsidiary	Kibali 2 (Jersey) Ltd	100%	Jersey
Subsidiary	0858065 B.C. Limited	100%	Canada
Subsidiary	Moto Goldmines Australia Pty Ltd	100%	Australia
Subsidiary	Kibali Goldmines SA	90%	DRC
Jointly controlled entity	KAS 1 Limited	50.1%	Jersey

28. SUBSEQUENT EVENTS

No significant subsequent events requiring disclosure or adjustment occurred.

29. OTHER INFORMATION

The Company is a private company limited by shares, incorporated in Jersey with a registered office, 3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey, JE2 4WJ, Channel Islands. The Company’s principal activity is the operation of the Kibali gold mine in the DRC, within Kibali.

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